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EURAMAX HOLDINGS, INC. AND SUBSIDIARIES INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on December 22, 2011

Registration No. 333-176561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EURAMAX INTERNATIONAL, INC.
and the Guarantor Registrants Listed in the Table Below
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3444 (Primary Standard Industrial Classification Code Number)	04-3818543 (I.R.S. Employer Identification Number)

5445 Triangle Parkway, Suite 350
Norcross, GA 30092
(770) 449-7066
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

R. Scott Vansant
Vice President, Secretary and Chief Financial Officer
5445 Triangle Parkway, Suite 350
Norcross, GA 30092
(770) 449-7066
(Name, address, including zip code,
and telephone number, including area code, of agent for service)

Copies of all communications to:

Michael A. Levitt, Esq.
Fried, Frank, Harris, Shriver &
Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

Approximate date of commencement of proposed exchange offer:
As soon as practicable after the effective date of this registration statement.

          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

          Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

          Exchange Act Rule 14d01(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Note	Proposed maximum aggregate offering price	Amount of registration fee

9 1/2% Senior Secured Notes due 2016	$375,000,000	100%	$375,000,000(1)	$43,537.50(2)

Guarantees of 9 1/2% Senior Secured Notes due 2016	$375,000,000	—	—	(3)

(1)
Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended (the "Securities Act").

(2)
Previously paid.

(3)
Pursuant to Rule 457(n) of the Securities Act, no separate filing fee is required for the guarantees.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

 TABLE OF ADDITIONAL REGISTRANT GUARANTORS

Exact Name of Registrant Guarantor as Specified in its Charter(1)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Amerimax Building Products, Inc.	Delaware	3444	75-2670496
Amerimax Fabricated Products, Inc.	Delaware	3444	58-2260346
Amerimax Finance Company, Inc.	Delaware	6719	52-2237169
Amerimax Home Products, Inc.	Delaware	3444	23-2860729
Amerimax Richmond Company	Indiana	6719	35-1995557
Amerimax UK, Inc.	Delaware	6719	52-1994016
AMP Commercial, Inc.	Delaware	6719	20-2208994
Berger Building Products, Inc.	Pennsylvania	3444	23-0403055
Berger Holdings, Ltd.	Pennsylvania	3444	23-2160077
Euramax Holdings, Inc.	Delaware	3444	58-2502320
Fabral Holdings, Inc.	Delaware	6719	34-1787702
Fabral, Inc.	Delaware	3444	58-1374624

(1)
The address for each of the additional registrant guarantors is c/o Euramax International, Inc., 5445 Triangle Parkway, Suite 350, Norcross, Georgia 30092.

The information in this prospectus is not complete and may be changed. We may not sell these securities or consummate the exchange offer until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or exchange these securities and it is not soliciting an offer to acquire or exchange these securities in any jurisdiction where the offer, sale or exchange is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 22, 2011

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-176561

Prospectus

Euramax International, Inc.

Exchange Offer for
$375,000,000 9 1/2% Senior Secured Notes due 2016
and
Guarantees of 9 1/2% Senior Secured Notes due 2016

The Exchange Offer:

  •
  We are offering to exchange up to $375,000,000 of our new 9 1/2% Senior Secured Notes due 2016, which we refer to as the exchange notes, and related guarantees, for up to $375,000,000 of our outstanding 9 1/2% Senior Secured Notes due 2016, which we refer to as the outstanding notes, and related guarantees.

  •
  The exchange offer will expire at 12:00 midnight, New York City time on                   , 2012, unless we extend it. We do not currently intend to extend the expiration date.

  •
  You may withdraw tenders of outstanding notes and related guarantees at any time prior to the expiration date of the exchange offer.

  •
  We will not receive any cash proceeds from the exchange offer.

The Exchange Notes and Related Guarantees:

  •
  We are offering exchange notes and related guarantees to satisfy certain obligations under the registration rights agreement entered into in connection with the private offering of the outstanding notes.

  •
  The exchange notes and related guarantees will represent the same debt as the outstanding notes and related guarantees and we will issue the exchange notes and related guarantees under the same indenture as the outstanding notes and related guarantees.

  •
  The exchange notes and related guarantees are substantially identical to the outstanding notes and related guarantees, except that the exchange notes and related guarantees have been registered under the federal securities laws, are not subject to transfer restrictions and are not entitled to certain registration rights relating to the outstanding notes and related guarantees.

  •
  The exchange notes will be guaranteed by Euramax Holdings, Inc., our direct parent, and all of our material domestic subsidiaries, and such guarantees will be joint and several. The guarantee by Euramax Holdings, Inc. will be full and unconditional. The guarantees by our material domestic subsidiaries will be full and unconditional, subject to customary release provisions contained in the indenture governing the exchange notes.

  •
  There is no existing public market for the outstanding notes and related guarantees or the exchange notes and related guarantees.

  •
  We do not intend to list the exchange notes and related guarantees on any securities exchange or seek approval for quotation through any automated trading system.

Broker-dealers receiving exchange notes and related guarantees in exchange for outstanding notes and related guarantees acquired for their own account through market-making or other trading activities must acknowledge that they will deliver this prospectus in any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the exchange notes received in exchange for outstanding notes that were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

You should consider carefully the "Risk Factors" beginning on page 20 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2011.

        You should rely only on the information contained in this prospectus and any applicable prospectus supplement or amendment. We have not authorized any person to provide you with any additional or different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but our business, prospects, financial condition or results of operations may have changed since that date.

i

 BASIS OF PRESENTATION

        The terms "Euramax," "Company," "we," "our" and "us" refer to Euramax International, Inc. and all of its consolidated subsidiaries, except as the context otherwise requires. We provide the consolidated financial statements of Euramax Holdings, Inc., our parent company, in this prospectus. Euramax Holdings is a guarantor of the outstanding notes and will be a guarantor of the exchange notes, has no material assets other than the stock of its subsidiaries, and conducts all of its operations through Euramax International, Inc., the issuer of the exchange notes, and its subsidiaries. The term "you" generally refers to a prospective purchaser of the exchange notes.

        References to "euros," "Euros" or "€" are to the lawful currency of the European Monetary Union and references to "U.S. dollars," "dollars" or "$" are to the lawful currency of the United States.

INDUSTRY, RANKING AND MARKET DATA

        Market and industry data included in this prospectus, including all market share and market size data and our position and the positions of our competitors within these markets, are based on estimates derived from our management's knowledge and experience in the markets in which we operate, as well as information obtained from internal research and surveys, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Data regarding market position and market share within our industry is intended to provide general guidance, and market share data is subject to change. In addition, customer preferences can and do change. Also, the discussion herein regarding our various markets is based on our views regarding the end markets for our products, which products may be either part of larger overall markets or markets that include other types of products.

ii

PROSPECTUS SUMMARY

        This summary highlights significant aspects of our business and this offering. This summary is not complete and does not contain all of the information you should consider before making your investment decision. You should carefully read this entire prospectus, including the risks described under the heading "Risk Factors" and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

 Our Business

        We are a leading international producer of metal and vinyl products sold to the residential repair and remodel, non-residential construction and recreational vehicle (RV) markets primarily in North America and Europe. We are a leader in several niche product categories, including preformed roof-drainage products sold in the U.S., metal roofing and siding for wood frame construction in the U.S., and aluminum siding for towable RVs in the U.S. and Europe. Sales to the building products and RV markets accounted for approximately 73% and 15% of our 2010 net sales, respectively.

        Our customers are located predominantly throughout North America and Europe and include distributors, contractors and home improvement retailers, as well as RV, transportation and other original equipment manufacturers, or OEMs. We have extensive in-house manufacturing and distribution capabilities for our more than 10,000 unique products and operate through a network consisting of 40 facilities, including 32 located in the U.S., two in Canada and six in Europe. We have over 50 years of experience manufacturing building products and RV exterior components, including our time as a division of our former parent, Alumax Inc., or Alumax, a fully integrated aluminum producer acquired by Alcoa Inc. in 1998. We have operated as an independent company since 1996 when our division was acquired in a management-led buyout.

        The following charts show our net sales by end market, business segment and geography during the year ended December 31, 2010:

Net Sales by End Market	Net Sales by Business Segment	Net Sales by Geography

Our Business Segments

        We manage our business and serve our customers through five reportable segments differentiated by market, product type and geography. Our structure and business model trace their roots to our history as a downstream producer of aluminum products and have evolved in response to customer demand for products made from materials other than aluminum and in pursuit of growth opportunities in different end markets and geographies. Today we offer a full complement of products responsive to the demands of the markets we serve and produced from various materials, including aluminum, steel, copper, vinyl and fiberglass.

        Our five reportable segments are described below:

  U.S. Residential Building Products

        Our U.S. Residential Building Products segment utilizes aluminum, steel, copper and vinyl to produce residential roof drainage products, including preformed gutters, downspouts, elbows, soffit, drip edge, fascia, flashing, snow guards and related accessories. These products are used primarily for the repair, replacement or enhancement of residential roof drainage systems. We sell these products to home improvement retailers, lumber yards, distributors and contractors from nine manufacturing and distribution facilities located in North America.

        This segment accounted for $244.5 million, or 28%, of our net sales in 2010. In 2010 we were the leading manufacturer of preformed metal gutters sold in North America by unit volumes. Further, we believe that we are the only North American supplier that produces preformed roof drainage systems from each of the four most common gutter materials: aluminum, steel, copper and vinyl. Demand for products we sell through this segment generally increases in periods following significant weather events including hurricanes, severe winter weather, and excessive rain.

  U.S. Non-Residential Building Products

        Our U.S. Non-Residential Building Products segment utilizes light gauge steel and aluminum coil to produce exterior building components, including roofing and siding panels, ridge caps, flashing, trim, soffit and other accessories. We sell these products to builders, contractors, lumber yards and home improvement retailers from 11 manufacturing and distribution facilities located in the U.S. These products are predominantly used in the construction of a wide variety of small scale non-residential, agricultural and industrial building types on either wood or metal frames.

        This segment accounted for $203.4 million, or 23%, of our net sales in 2010. We believe that we are the second largest supplier of steel roofing and siding utilized for wood frame construction in the U.S. by revenues and believe that we have the largest market share of steel roofing and siding supplied to the Northeastern U.S. wood frame market by sales volume.

  U.S. RV and Specialty Building Products

        Our U.S. RV and Specialty Building Products segment utilizes various materials, including aluminum coil, steel coil and fiberglass to create exterior components for the towable RV, cargo and manufactured housing markets. These products include sidewall components, siding, doors and trim. We also produce specialty made-to-order vinyl replacement windows and aluminum patio and awning components sold primarily to home improvement contractors in the Western U.S. Our vinyl windows and patio and awning products are high-end replacement and remodel products that carry strong brand recognition in the regional markets where they are sold. This segment operates from 13 manufacturing and distribution facilities located in the U.S.

        This segment accounted for $146.1 million, or 16%, of our net sales in 2010. We estimate that we sold at least 50% of the aluminum sidewalls and 26% of the doors used in the production of towable RVs in the United States in 2010. In addition, we believe that we are the only supplier of aluminum sidewalls in the U.S. with in-house coil coating capabilities. After declining in 2008 and 2009, the towable RV market grew 42% in 2010 according to the Recreation Vehicle Industry Association, or RVIA.

  European Roll Coated Aluminum

        Our European Roll Coated Aluminum segment uses a roll coating process to apply paint to bare aluminum coil and, to a lesser extent, bare steel coil in order to produce specialty coated coil, which we also process into specialty coated sheets and panels. We sell these products to building panel manufacturers, contractors and UK "holiday home," RV and transportation OEMs that sell to customers throughout Europe and in parts of Asia. Our customers use our specialty coated metal products to manufacture, among other things, RV sidewalls, commercial roofing panels, interior ceiling panels, and liner panels for shipping containers. We produce and distribute these roll coated products from one facility in the Netherlands and one facility in the UK.

        This segment accounted for $210.5 million, or 24%, of our net sales in 2010. We estimate that we sold at least 85% of the aluminum sidewall material used in the production of RVs in Europe in 2010.

  European Engineered Products

        Our European Engineered Products segment utilizes aluminum and vinyl extrusions to produce residential windows, doors and shower enclosures. These products are sold to home improvement retailers, distributors and factory-built "holiday home" builders in the UK. We also produce windows used in the operator compartments of heavy equipment, components sold to suppliers to automotive OEMs in Western Europe and RV doors. We produce and distribute these engineered products from two facilities in France and two facilities in the UK and have developed extensive in-house manufacturing capabilities, including powder coating, glass cutting, anodizing and glass toughening.

        This segment accounted for $79.2 million, or 9%, of our net sales in 2010. We believe that we are the largest supplier of residential vinyl windows to the UK home improvement and holiday home markets by revenues.

Our End Markets

        Through our five business segments we serve two primary end markets—Building Products and Recreational Vehicle Products. We believe our geographic network, broad product portfolio and customization capabilities allow us to effectively meet the diverse requirements of our customers within our end markets. These primary end markets are discussed below:

  Building Products

        Our net sales to the Residential Building Products end market in 2010 were $331.2 million, or 38% of our net sales, of which approximately 88% were from North America and approximately 12% were from Europe. We supply roof drainage components, vinyl windows, patio components, roofing and siding panels and other related products to the Residential Building Products market. Our roof drainage products are typically used for repair, remodel or replacement projects which are driven by wear and tear and weather damage. Roof drainage repair projects are often low cost and non-discretionary in nature. We believe that over 95% of our sales to this end market are derived from repair and remodel activity, with demand typically driven by turnover and aging of housing stock, consumer sentiment, availability of home equity and consumer financing and, in the case of our vinyl window products, consumer interest in energy efficiency.

        Our net sales to the Non-Residential Building Products end market in 2010 were $312.7 million, or 35% of our net sales, of which approximately 65% were from the U.S. and Canada and approximately 35% were from Europe. Our non-residential building products are typically used in new construction and include, in the U.S., light gauge steel and aluminum roofing and siding panels, trim and hardware and, in Europe, the Middle East and Asia, roll coated aluminum coil and sheet. In the U.S. and Canada, our products are used in a variety of building applications including barns, smaller commercial buildings, storage sheds, schools, churches, shopping centers, parking garages, pavilions, boat docks and carports. Demand for these products varies according to end use and project scale, with smaller projects driven by consumer confidence and the availability of consumer credit and farm or rural applications driven by the strength of agricultural markets. Outside the U.S. and Canada, our specialty coated aluminum coil is used by customers who produce interior and exterior panels for roofs, ceilings, and siding used in larger commercial construction projects. Demand for these products is generally tied to commercial construction activity throughout Europe, the Middle East and Asia.

  Recreational Vehicle Products

        Our net sales to the Recreational Vehicle Products end market in 2010 were $135.5 million, or 15% of our net sales, of which approximately 42% were from the U.S. and approximately 58% were from Europe. We supply aluminum siding, doors and accessories for RVs in both the U.S. and Europe. This end market is comprised of two distinct RV products: motorhomes and towables. Motorhomes are generally larger, motorized vehicles and towables are lower-cost units towed by automobiles or light trucks. The majority of our sales to this end market are within the towable segment, which comprises the majority of global RV industry unit shipments, and includes sales to substantially all major towable RV OEMs in both the U.S. and Europe. We believe we are the number one supplier of aluminum siding for towable RVs in the combined U.S. and European markets by unit volumes.

  Other Products

        Our net sales of Other Products in 2010 were $104.3 million, or 12% of our net sales, of which approximately 40% were from the U.S. and Canada and approximately 60% were from Europe. In addition to serving our two primary end markets, we have taken advantage of our available manufacturing capacity and leveraged our materials expertise to develop and sell new products into other markets. These include various metal-based products, such as micro-car frames, heavy equipment operator compartments, utility trailer sidewalls, automobile sunroofs and windows for buses and trains.

Our Competitive Strengths

        The following competitive strengths have contributed to our success and are critical to maintaining the market positions that we enjoy and to achieving our plans for future growth:

        Well positioned leader in rebounding end markets.    We maintain leading market positions in a number of niche markets which we believe are likely to rebound following a severe cyclical downturn. These positions include:

  •
  #1 position by unit volumes in preformed residential gutters sold in the United States.

  •
  #1 position by revenues in metal roofing and siding for wood frame construction in the Northeast United States.

  •
  #1 position by unit volumes in aluminum siding for towable RV exteriors in the United States.

  •
  #1 position by unit volumes in aluminum siding and roofing for towable RVs in Europe.

  •
  #1 position by unit volumes in steel exterior panels for manufactured housing in the United States.

  •
  #1 position by revenues in vinyl windows and doors for the UK holiday home and home center markets.

        Our total net sales derived from these #1 positions were $335.8 million in 2010, or 38% of our total net sales. We believe our leading market positions position us to grow sales and improve our profitability amid a period of anticipated recovery in the residential repair and remodel, non-residential construction and RV markets.

        Fabrication capabilities specifically tailored for niche markets.    Our manufacturing capabilities are critical to maintaining our strong position in several niche markets for our products. We are able to procure bare metal and paint it to our customers' specifications. These integrated metal coil coating capabilities provide us with a competitive advantage in the home improvement retail and RV industries as an integrated low-cost supplier of metal products with the ability to meet the demanding delivery requirements of customers in these industries. We believe we are also the only supplier who manufactures roof drainage components from each of the four most common gutter materials: aluminum, steel, copper and vinyl. In Europe, our 103" wide aluminum coating line in the Netherlands is one of only two such lines in the world that coat metal in excess of 100" wide.

        Strong, established customer relationships.    We have maintained long-standing relationships with our major customers across our end markets and, to many, we are a critical supplier. Our top ten accounts include customers from each of our five business segments, have been customers of ours for more than 15 years on average, and include The Home Depot® and Lowe's®, the two largest home improvement retailers in the United States, each of whom have been our customer for over 25 years. In addition, since 2005, the year-over-year retention rate of our top 100 customers has averaged over 97%. The depth and longevity of our customer relationships provide a foundation for recurring revenues and an outlet for the introduction of new products.

        More efficient, lower cost business.    Since the third quarter of 2008 we have worked to operate a more efficient, lower cost business. Recent improvements reflect the results of our ongoing initiatives to centralize certain management controls, rationalize our operating structure and implement best practices to improve our manufacturing culture. Specific initiatives include:

  •
  Facility rationalization.  Between January 2008 and September 2011, we closed 31 facilities representing approximately 28.2% of our square footage devoted to manufacturing and distribution. These closures eliminated redundant and less profitable or unprofitable facilities while reducing supervisory and administrative personnel. In closing these facilities, we endeavored to and believe we did retain a significant portion of the profitable business previously served by these closed facilities. We believe we have enhanced the overall productivity potential of our facilities and will be able to support the peak volumes that existed prior to these closures.

  •
  Centralized lean manufacturing deployment.  Beginning in June 2008, we centralized the implementation and execution of our lean manufacturing initiatives and related integrated sales and operational planning. As a result, we have achieved significant reductions in inventory, improved our efficiency and strengthened customer service at many of our facilities. We expect to continue to benefit from greater efficiencies incrementally as we implement these best practices across our global platform.

  •
  Information technology deployment.  We have deployed a market leading enterprise resource planning, or ERP, system in our U.S. Non-Residential Building Products segment, our U.S. Residential Building Products segment and our corporate offices. We expect to deploy this system in our remaining U.S. segment within the next two years. Our new ERP system enables us to better support our manufacturing and selling processes by providing critical information related to product cost, supply chain status and customer profitability.

  •
  Improved freight and logistics productivity.  We have undertaken a significant number of initiatives to improve our freight and logistics productivity and reduce our shipping costs, including outsourcing routes, implementing load optimization software, changing our driver compensation structure and adding on-board GPS systems to track productivity and manage mileage-based compensation within our captive shipping fleet.

  •
  Non-metal procurement cost management.  Under our procurement cost reduction initiatives, in 2010 we reduced our non-metal procurement costs by more than $3.8 million.

        As a result of these and other initiatives, we have a more favorable cost structure than we did prior to 2008. For example, we estimate that we increased our net sales per employee by 7.3% for the year ended December 31, 2010 compared to the year ended December 28, 2007. We also estimate that we reduced our selling and general expenses (excluding depreciation) as a percentage of sales volume by 2% in the year ended December 31, 2010 as compared to the year ended December 28, 2007. These improvements were achieved despite a 23% reduction in net sales volume during the same period. We believe that these improvements have made us more competitive and have positioned us to improve our operating margins when key end markets recover.

        Significant diversification across products, materials, customers, end markets and geography.    We produce and deliver over 10,000 unique products, utilizing aluminum, steel, copper, vinyl and fiberglass, through a multi-channel distribution network that serves customers across multiple end markets and geographies. Our customer base is highly diverse, with our top ten customers accounting for less than 31% and no single customer accounting for more than 12% of our total 2010 net sales. Further, our top ten customers include customers from each of our five segments. Our sales are also diversified geographically, with 67% of our 2010 net sales originating in the U.S. and Canada, and the remainder originating in the UK, the Netherlands and France. This diversity has helped to offset the cyclicality that is experienced in some of the markets we serve, while allowing us to address profitable growth opportunities as they arise in different product lines, end markets and geographies.

        Committed and experienced management team.    We have an experienced management team led by our chief executive officer Mitchell B. Lewis and chief financial officer R. Scott Vansant. Messrs. Lewis and Vansant each have approximately 20 years of industry experience with us and our predecessor and have effectively led us through various industry cycles, economic conditions and capital and ownership structures.

Our Business Strategy

        Our strategy is to leverage the strengths and experience that have provided us leading market positions to grow our business beyond our current product offerings and the customers and geographic markets we currently serve. In addition, we will endeavor to improve our capabilities and profitability through process improvement initiatives and further cost reductions.

        Capture growth related to anticipated market recovery.    We intend to capitalize on the anticipated recovery in the residential repair and remodel, non-residential construction and RV markets. We believe that our leading market positions, well-established customer relationships, broad product portfolio, national distribution capabilities and low cost manufacturing platform provide us with a competitive advantage over other suppliers.

        Continue to focus on operational leverage.    We believe that we have created significant operating leverage within our current manufacturing platform that will provide substantially greater earnings potential in a rising volume environment. We intend to continue to improve our cost structure through incremental lean manufacturing deployment, improved supply chain management, reduced freight and procurement costs, incremental facility rationalization, and implementation of best practices throughout our organization. We also intend to continue to integrate new information technologies across our business, which we expect will further enhance our management capabilities, improve our data quality and enable further integration of our businesses.

        Drive growth through business development initiatives.    We have instituted a series of business development initiatives that we believe will position us to achieve profitable organic growth. As part of our planning process, we task each segment to broaden its geographic presence and product offering. Our efficient and adaptable manufacturing and distribution platform, as well as our existing channel partners and industry relationships, have well positioned us to develop and profitably commercialize new products as well as modify existing products to respond to new and expanding markets, particularly when our markets continue to recover. As part of our efforts, we have instituted an incentive compensation structure that specifically rewards business development efforts among key managers.

  •
  Expand into new geographic markets.  Our efficient and adaptable manufacturing and distribution platform, as well as our established channel partners and industry relationships, have well positioned us to identify and selectively act on growth opportunities in new geographic markets. The versatility of our product line allows us to modify already successful products for use in other geographic areas both in the United States and abroad. For example, we plan to grow our sales of roof drainage products in Canada and to the distributor channels outside the Northeastern U.S. Internationally, we have increased our sales representation in emerging markets where our manufacturing and distribution expertise can be leveraged profitably.

  •
  Increase sales to new customers.  We plan to continue identifying and developing new market opportunities for our products. Opportunities include selling to government entities (including the military) or to government contractors, and increasing penetration of all building materials sales channels with our full product line.

  •
  Develop innovative new products.  We plan to continue engaging in research and development of new products and leveraging our existing customer relationships to distribute these products. Examples include our successful introduction of a new solid gutter cover in the United States as well as roll coated aluminum coil offerings with unique graphics capabilities for architectural applications.

        Maintain focus on free cash flow generation and deleveraging.    Since 2008, centralization of many procurement functions and implementation of operational planning processes have enhanced our capabilities for managing working capital. In addition, while capital expenditures have historically averaged approximately 1% of net sales, reductions in the number of facilities we operate has further reduced capital spending necessary to maintain equipment and productive capacity while also reducing operating costs. We expect to continue to develop our capabilities for working capital management and to maintain low levels of maintenance capital expenditures. Our focus on these initiatives reflects our intention of generating free cash flow available for debt reduction and deleveraging.

Risks Relating to Our Business

        We face certain risks that could materially affect our business, financial condition, results of operations and prospects. You should carefully consider the risks and uncertainties summarized below, the risks described under "Risk Factors," the other information contained in this prospectus and our consolidated financial statements and the related notes. Some of the more significant challenges and risks we face include the following:

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  our susceptibility to cyclical fluctuations in the end markets we serve, declines in U.S., European and global general economic conditions and the stability of our end markets;

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  our ability to maintain positive relations with our key customers and the risk to our business if we lose business from or terminate relationships with our major customers;

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  the cost and availability of raw materials used in our products, particularly aluminum and steel, and our ability to pass through increases in these costs to our customers;

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  our reliance on unique fabrication techniques and risks associated with manufacturing processes;

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  our dependence on information technology in our operations, including our new ERP system;

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  the highly competitive nature of our business;

  •
  risks arising from the international scope of our business;

  •
  our substantial indebtedness; and

  •
  restrictions contained in our debt agreements which may limit our flexibility in operating our business.

Corporate Information

        Euramax International, Inc. is a corporation formed under the laws of the State of Delaware. Our headquarters and principal executive offices are located at 5445 Triangle Parkway, Suite 350, Norcross, Georgia 30092 and our telephone number is (770) 449-7066. We are the wholly-owned operating subsidiary of Euramax Holdings, Inc. Our website address is www.euramax.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase the exchange notes.

        The Euramax logo, "Flex-A-SpoutTM" and other trademarks or service marks of Euramax appearing in this prospectus are the property of Euramax. This prospectus contains additional trade names, trademarks and service marks of other companies, which are the property of their respective owners.

        We operate on a 52 or 53 week fiscal year ending on the last Friday in December. Our fiscal years consisted of 53 weeks for the year ended December 31, 2010 and 52 weeks for the years ended December 25, 2009 and December 26, 2008. Fiscal years are referred to in this prospectus according to the closest calendar year. For example, 2009 refers to the fiscal year ended December 25, 2009 and 2010 refers to the fiscal year ended December 31, 2010. Additionally, our interim reporting is based on a 13 week quarterly closing calendar with a fiscal year-end on the last Friday in the month of December. For example, the nine month period ended September 30, 2011 includes 39 weeks compared to 40 weeks for the nine month period ended October 1, 2010.

ORGANIZATIONAL STRUCTURE

        The following chart illustrates our organizational structure:

Euramax Holdings, Inc. (Delaware)
Guarantor of the notes, the ABL credit facility and the senior unsecured loan facility
100%
Euramax International, Inc. (Delaware)(1)
Issuer of the notes and borrower under the ABL credit facility and the senior unsecured loan facility
100%
Guarantors of the notes and the senior unsecured loan facility and guarantors or obligors under the ABL credit facility
U.S. Subsidiaries(1)
New Holdco BV (Netherlands)(2)
Euramax Canada Holdings, Inc. (Canada)(2)
100%
100%
European Subsidiaries
Canadian Subsidiary

(1)
The collateral securing the outstanding notes (and which will secure the exchange notes) includes the assets of these entities and pledges of the capital stock of these entities.

(2)
The collateral securing the outstanding notes (and which will secure the exchange notes) includes pledges of 65% of the voting capital stock and 100% of any non-voting capital stock of these entities.

The Exchange Offer

        The following summary contains basic information about the exchange offer and the exchange notes. It does not contain all the information that is important to you. For a more complete understanding of the exchange notes, please refer to the sections of this prospectus entitled "The Exchange Offer" and "Description of Exchange Notes."

        On March 18, 2011, we issued $375.0 million in aggregate principal amount of our 9 1/2% senior secured notes due 2016, which we refer to as the outstanding notes, in a private offering to a group of initial purchasers in reliance on exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, among other things, to file the registration statement of which this prospectus forms a part and to complete an exchange offer for the outstanding notes. The following is a summary of the exchange offer.

Exchange Notes	$375.0 million aggregate principal amount of 9 1/2% senior secured notes due 2016, which we refer to as the "exchange notes." We refer to the exchange notes and the outstanding notes collectively as the "notes."

The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the outstanding notes do not apply to the exchange notes.

The Exchange Offer

We are offering exchange notes in exchange for a like principal amount of our outstanding notes. You may tender your outstanding notes for exchange notes by following the procedures described under the heading "The Exchange Offer."

Expiration Date; Withdrawal

The exchange offer will expire at 12:00 midnight, New York City time, on                        , 2012, unless we extend it. You may withdraw any outstanding notes that you tender for exchange at any time prior to the expiration of this exchange offer. See "The Exchange Offer—Terms of the Exchange Offer" for a more complete description of the tender and withdrawal period.

Conditions to the Exchange Offer

The exchange offer is not subject to any conditions, other than that (i) the exchange offer does not violate applicable law or any applicable interpretation of the staff of the SEC, (ii) no action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair the ability of the Company to proceed with the exchange offer, and no material adverse development shall have occurred in any existing action or proceeding with respect to the Company, and (iii) all governmental approvals which the Company deems necessary for the consummation of the exchange offer shall have been obtained.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered in the exchange.
Procedures for Tendering Outstanding Notes

To participate in this exchange offer, you must properly complete and duly execute a letter of transmittal, which accompanies this prospectus, and transmit it, along with all other documents required by such letter of transmittal, to the exchange agent on or before the expiration date at the address provided on the cover page of the letter of transmittal.

In the alternative, you can tender your outstanding notes by book-entry delivery following the procedures described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you.

If a holder of outstanding notes desires to tender such notes and the holder's outstanding notes are not immediately available, or time will not permit the holder's outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected pursuant to the guaranteed delivery procedures described in this prospectus. See "The Exchange Offer—How to Tender Outstanding Notes for Exchange."

Material United States Federal Tax Considerations

Your exchange of outstanding notes for exchange notes to be issued in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes. See "Material United States Federal Tax Considerations" for a summary of U.S. federal income and estate tax consequences associated with the exchange of outstanding notes for the exchange notes and the purchase, ownership and disposition of those exchange notes.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.
Consequences of Failure to Exchange Your Outstanding Notes

Outstanding notes not exchanged in the exchange offer will continue to be subject to the restrictions on transfer that are described in the legend on the outstanding notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not currently intend to register the outstanding notes under the Securities Act. If your outstanding notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your outstanding notes.

Resales of the Exchange Notes

Based on interpretations of the staff of the SEC, we believe that you may offer for sale, resell or otherwise transfer the exchange notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if:

• you are not a broker-dealer tendering notes acquired directly from us;
• you acquire the exchange notes issued in the exchange offer in the ordinary course of your business;

•       you are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

• you are not an "affiliate" of our company, as that term is defined in Rule 405 of the Securities Act.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for, or indemnify you against, any liability you incur.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will deliver this prospectus when it resells or transfers any exchange notes issued in the exchange offer. See "Plan of Distribution" for a description of the prospectus delivery obligations of broker-dealers.

Acceptance of Outstanding Notes and Delivery of Exchange Notes

Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all outstanding notes properly tendered prior to the expiration of the exchange offer. We will complete the exchange offer and issue the exchange notes promptly after the expiration of the exchange offer.

Exchange Agent

Wells Fargo Bank, National Association, the trustee under the indenture governing the notes, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under the heading "The Exchange Offer—The Exchange Agent."

 The Exchange Notes

        The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. A more detailed description of the terms and conditions of the exchange notes is set forth in "Description of Exchange Notes."

        The exchange offer applies to the $375.0 million aggregate principal amount of the outstanding notes outstanding as of the date hereof. The form and terms of the exchange notes will be identical in all respects to the form and the terms of the outstanding notes except that the exchange notes:

  •
  will have been registered under the Securities Act;

  •
  will not be subject to restrictions on transfer under the Securities Act;

  •
  will not be entitled to the registration rights that apply to the outstanding notes; and

  •
  will not be subject to the additional interest provisions relating to the outstanding notes.

        The exchange notes evidence the same debt as the outstanding notes exchanged for the exchange notes and will be entitled to the benefits of the same indenture under which the outstanding notes were issued. The indenture is governed by New York law.

Issuer	Euramax International, Inc.
Notes Offered	$375.0 million aggregate principal amount of 9 1/2% senior secured notes due 2016.
Maturity	April 1, 2016.
Interest Rate	The exchange notes will accrue interest at the rate of 9 1/2% per annum.
Interest Payment Dates	April 1 and October 1 of each year.
Collateral

The exchange notes and the guarantees thereof will be our and the guarantors' senior secured obligations. The exchange notes and the related guarantees will be secured, subject to certain exceptions, by a first priority lien on (i) substantially all of our and the guarantors' assets (other than inventory and accounts receivable and related assets, which assets secure our ABL Credit Facility on a first priority basis) and (ii) all of our capital stock and the capital stock owned by us or a guarantor and 65% of the voting capital stock and 100% of any non-voting capital stock of foreign restricted subsidiaries directly owned by us or a guarantor (the "notes collateral"), and a second priority lien on our and the guarantors' inventory and accounts receivable and related assets (the "ABL collateral").

Ranking	The exchange notes and related guarantees will rank:

•       equal in right of payment with all of our and the guarantors' existing and future unsecured and unsubordinated indebtedness, including our senior unsecured loan facility, and effectively senior to such indebtedness to the extent of the value of the collateral securing the exchange notes;

•       effectively equal in right of payment with our and the guarantors' obligations that are secured by first priority liens on the notes collateral, to the extent of the value of such collateral, or assets;

•       effectively junior in right of payment to our and the guarantors' obligations under our ABL Credit Facility and any other obligations that are secured by first priority liens on the ABL collateral or that are secured by a lien on assets that are not part of the collateral securing the exchange notes, in each case, to the extent of the value of such collateral or assets;

• structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries that are not guarantors; and

•       senior in right of payment to all of our and the guarantors' future subordinated indebtedness. As of September 30, 2011, we had $375.0 million outstanding under the notes, approximately $25.3 million drawn (and availability of $42.6 million) under our $70.0 million ABL Credit Facility, and $122.7 million outstanding under our Senior Unsecured Loan Facility. In addition, our subsidiaries that are not guarantors had approximately $63.0 million of total liabilities outstanding (including trade payables). As of and for the nine months ended September 30, 2011, our subsidiaries that are not guarantors had $333.1 million of our assets and generated $273.4 million of our net sales (including $264.4 million of sales to external customers).

For more information, see "Description of Exchange Notes—Collateral."
Guarantees

The payment of principal, premium, if any, and interest on the exchange notes will be jointly and severally guaranteed on a senior secured basis by Euramax Holdings, Inc. our direct parent, and all of our material domestic subsidiaries. The guarantee by Euramax Holdings, Inc., will be full and unconditional. The guarantees by our material domestic subsidiaries will be full and unconditional, subject to customary release provisions contained in the indenture governing the exchange notes. Our foreign subsidiaries will not guarantee the exchange notes.

Optional Redemption

We may redeem the exchange notes at any time on or after April 1, 2013 at the redemption prices described under the heading "Description of Exchange Notes—Optional Redemption," plus accrued and unpaid interest, if any, to the date of redemption. We may also redeem the greater of (i) $37.5 million and (ii) up to 10% of the aggregate principal amount of the exchange notes at any time and from time to time, prior to April 1, 2013, but not more than once in any twelve-month period, at a price equal to 103% of the principal amount of the exchange notes redeemed.

Additionally, we may redeem all or part of the exchange notes at any time prior to April 1, 2013 at a redemption price equal to 100% of the principal amount of exchange notes redeemed, plus a "make whole" premium, and accrued and unpaid interest, if any, to the date of redemption.

For more information, see "Description of Exchange Notes—Optional Redemption."
Optional Redemption After Equity Offerings	At any time before April 1, 2013, we may redeem up to 35% of the aggregate principal amount of the exchange notes issued with the net proceeds of certain equity offerings, so long as:
• we redeem the notes within 90 days of completing the equity offering; and
• at least 55% of the aggregate principal amount of the notes remains outstanding afterwards.
Change of Control Offer

If a change of control occurs, we must give holders of the exchange notes the opportunity to sell us their exchange notes at 101% of their face amount, plus accrued and unpaid interest. For more information, see "Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control."

Asset Sale Proceeds

If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such asset sales in our business within a specific period of time, prepay our or the guarantors' secured debt or senior debt of non-guarantor subsidiaries or make an offer to purchase a principal amount of the exchange notes with the excess net cash proceeds. The purchase price of the exchange notes will be 100% of their principal amount plus accrued and unpaid interest, if any. For more information, see "Description of Exchange Notes—Repurchase at the Option of Holders—Asset Sales."

Covenants	The indenture governing the exchange notes contains covenants limiting our and our restricted subsidiaries' ability to:
• incur additional indebtedness or issue certain preferred shares;
• create liens on certain assets;
• pay dividends or make other equity distributions;
• purchase or redeem capital stock;
• make certain investments;
• sell assets;
• agree to any restrictions on the ability of restricted subsidiaries to make payments to us;
• consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
• engage in transactions with affiliates; and
• designate our restricted subsidiaries as unrestricted subsidiaries.
These covenants are subject to a number of important limitations and exceptions. For more information, see "Description of Exchange Notes—Certain Covenants."
No Public Market	The exchange notes will be new securities for which there is currently no market. Accordingly, we cannot assure that a liquid market for the exchange notes will develop or be maintained.
Use of Proceeds	We will not receive any cash proceeds from the exchange offer.
Governing Law	The indenture and the exchange notes will be governed by the laws of the State of New York without regard to conflict of laws principles thereof.
Risk Factors	See "Risk Factors" and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the exchange notes.

        For additional information regarding the exchange notes, see the "Description of Exchange Notes" section of this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth our summary historical consolidated financial data as of and for the periods indicated. The financial data for the fiscal years ended December 31, 2010, December 25, 2009, December 26, 2008 and December 28, 2007 are derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial data for the fiscal year ended December 29, 2006 and the nine months ended September 30, 2011 and October 1, 2010 has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial information set forth below has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The financial data set forth in this table are not necessarily indicative of our future results of operations and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of and for the
	Nine months ended September 30, 2011(1)	Nine months ended October 1, 2010(1)	Year ended December 31, 2010(1)	Year ended December 25, 2009(1)	Year ended December 26, 2008(1)	Year ended December 28, 2007(1)	Year ended December 29, 2006(1)
	(Unaudited)	(Unaudited)					(Unaudited)
	(in thousands)
Statements of Operations Data:
Net sales	$714,017	$671,985	$883,700	$812,055	$1,173,493	$1,245,631	$1,140,417
Cost of goods sold (excluding depreciation and amortization)	596,488	551,631	732,451	675,126	1,009,392	1,052,838	941,426

Gross profit	117,529	120,354	151,249	136,929	164,101	192,793	198,991
Selling and general (excluding depreciation and amortization)	75,108	71,512	93,581	90,603	110,608	101,189	90,793
Multiemployer pension withdrawal expense	1,200	—	—	—	—	—	—
Depreciation and amortization	28,064	27,159	38,700	39,721	55,348	57,590	52,689
Debt restructuring and forbearance expenses	—	—	—	14,506	3,798	—	—
Goodwill and other impairments	—	—	—	3,516	401,376	—	—

Income (loss) from operations	13,157	21,683	18,968	(11,417)	(407,029)	34,014	55,509
Interest expense	(42,122)	(53,896)	(68,333)	(84,204)	(109,527)	(84,923)	(74,675)
Gain on extinguishment of debt	—	—	—	8,723	—	—	—
Other income (loss), net	(8,912)	(2,183)	(3,484)	1,303	(22,716)	5,143	11,949

Loss from continuing operations before income taxes	(37,877)	(34,396)	(52,849)	(85,595)	(539,272)	(45,766)	(7,217)
Provision (benefit) for income taxes	(375)	(7,547)	(14,461)	(1,297)	(61,078)	(2,529)	(3,374)

Loss from continuing operations	(37,502)	(26,849)	(38,388)	(84,298)	(478,194)	(43,237)	(3,843)
Loss from discontinued operations, net of tax	—	(116)	(152)	(1,330)	(22,413)	(6,194)	(1,830)

Net loss	$(37,502)	$(26,965)	$(38,540)	$(85,628)	$(500,607)	$(49,431)	$(5,673)

Other Financial Data:
Net cash flow provided by (used in):
Operating activities	$1,625	$(26,763)	$4,133	$59,482	$(16,455)	$74,916	$(12,639)
Investing activities	(8,302)	(5,890)	(9,482)	(2,026)	(6,784)	(50,076)	(65,901)
Financing activities	(2,565)	(20,475)	(37,046)	(35,929)	59,598	(27,893)	45,645
Capital expenditures	(8,382)	(8,122)	(12,165)	(4,351)	(14,824)	(21,255)	(25,048)
Adjusted EBITDA(2)	51,116	53,603	69,281	57,544	68,291	101,685	115,403
Balance Sheet Data:
Cash and cash equivalents	$16,587	$15,192	$24,902	$69,944	$48,658	$8,272	$16,425
Working capital(3)	115,761	133,716	120,476	163,393	167,849	138,828	217,296
Total assets	706,576	720,554	666,890	758,626	841,966	1,423,648	1,440,062
Total debt, including current portion	522,960	518,056	503,169	525,319	884,740	812,401	807,849
Total shareholders' equity (deficit)	(22,797)	20,093	9,831	47,060	(259,282)	273,771	320,245

(1)
Our fiscal year ends on the last Friday in December of each calendar year. Each of our fiscal years presented is based on a 52 week period, except that our fiscal year ended December 31, 2010 includes 53 weeks. Additionally, our interim reporting is based on a 13 week quarterly closing calendar with a fiscal year-end on the last Friday in the month of December. The nine month period ended September 30, 2011 includes 39 weeks compared to 40 weeks for the nine month period ended October 1, 2010.

(2)
Adjusted EBITDA is defined as net loss plus (i) benefit for income taxes, (ii) interest expense and (iii) depreciation and amortization, as further adjusted to exclude the effects of certain income and expense items that management believes make it more difficult to assess the

  Company's actual operating performance. We have calculated Adjusted EBITDA herein pursuant to the definition of Adjusted EBITDA in the indenture, the Senior Unsecured Loan Facility and the ABL Credit Facility.

  We believe Adjusted EBITDA is helpful to investors and our management in highlighting trends because Adjusted EBITDA excludes the results of certain decisions of operating management that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We believe that excluding items such as goodwill and asset impairment charges, restructuring charges, gain on extinguishment of debt and the other charges specified below helps investors compare our operating performance with our results in prior periods. We believe it is appropriate to exclude these items as they are not related to ongoing operating performance and, therefore, limit comparability between periods and between us and similar companies. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

  We also believe Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We understand that investors use Adjusted EBITDA, among other things, to assess our period-to-period operating performance and to gain insight into the manner in which management analyzes operating performance. In addition, we believe that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary for different companies for reasons unrelated to overall operating performance. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our stockholders.

  Although we believe that Adjusted EBITDA can make an evaluation of our operating performance more consistent because it removes items that do not reflect our core operations, other companies, even in the same industry, may define Adjusted EBITDA differently than we do. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. As a result, it may be difficult to use Adjusted EBITDA or similarly named non-GAAP measures that other companies may use to compare the performance of those companies to our performance. We do not, and investors should not, place undue reliance on Adjusted EBITDA as a measure of operating performance. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the U.S., and should not be considered an alternative to net income as a measure of operating performance or cash flows from operating, investing and financing activities as a measure of liquidity. In addition, Adjusted EBITDA is not intended to be a measure of free cash flow available for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and other debt service requirements.

  A reconciliation of net income (loss) to Adjusted EBITDA is as follows:

	Nine months ended September 30, 2011(1)	Nine months ended October 1, 2010(1)	Year ended December 31, 2010	Year ended December 25, 2009	Year ended December 26, 2008	Year ended December 28, 2007	Year ended December 29, 2006
	(in thousands)
Net loss	$(37,502)	$(26,965)	$(38,540)	$(85,628)	$(500,607)	$(49,431)	$(5,673)
Add:
Provision (benefit) for income taxes	(375)	(7,547)	(14,461)	(1,297)	(61,078)	(2,529)	(3,374)
Interest expense	42,122	53,896	68,333	84,204	109,527	84,923	74,675
Depreciation and amortization(a)	28,572	27,644	39,348	41,347	57,689	60,116	55,009
Adjustments:
Goodwill and other impairments	—	—	—	3,516	401,376	—	—
Other (income) loss, net(b)	8,912	2,183	3,484	(1,303)	22,716	(5,143)	(11,949)
Debt offering and refinancing fees(c)	2,513	—	—	—	—	—	—
Debt restructuring and forbearance expenses(d)	—	—	—	14,506	4,234	1,206	169
Gain on extinguishment of debt(e)	—	—	—	(8,723)	—	—	—
Loss from discontinued operations, net of tax	—	116	152	1,330	22,413	6,194	1,830
Stock compensation expense	1,960	1,748	2,334	2,885	925	1,107	1,261
Long term incentive plan	905	—	—	—	—	—	—
Multiemployer pension withdrawal expense	1,200	—	—	—	—	—	—
Severance, relocation and one-time compensation costs	2,233	65	2,656	3,113	4,681	—	905
Facility closures, relocation and optimization costs	576	752	2,144	188	1,673	4,184	—
Non-recurring consulting,legal and professional fees	—	1,711	2,122	3,406	4,742	226	—
Non-recurring gains and losses	—	—	1,709	—	—	832	—
Plant start up costs	—	—	—	—	—	—	2,550

Adjusted EBITDA	$51,116	$53,603	$69,281	$57,544	$68,291	$101,685	$115,403

(a)
Includes amortization attributable to royalty payments under a five-year minimum purchase agreement entered into in connection with our acquisition of a product line in 2005, which is being recognized in net sales.

(b)
Other (income) loss for the nine months ended September 30, 2011 include translation losses on intercompany obligations of $7.4 million and a $1.5 million loss on extinguishment of the First Lien Credit Facility.

(c)
Debt offering and refinancing fees include indirect tax consulting and legal fees related to the Company's debt offering and other financing transactions and certain legal and professional fees incurred for capital market activities.

(d)
Debt restructuring, acquisition and forbearance expenses include, for the years ended December 26, 2008 and December 25, 2009, expenses associated with a series of forbearance and limited waiver agreements in place from November 10, 2008 to June 29, 2009 with our then-existing lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—History."

(e)
Represents the gain recognized in connection with our June 2009 debt restructuring, in which lenders cancelled 100% of amounts owed under our then-existing Second Lien Credit Agreement consisting of principal and accrued interest of $191 million and $12 million, respectively, in exchange for 100% of our issued and outstanding shares of common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—History."

  Adjusted EBITDA for annual periods is adjusted to give pro forma effect to acquisitions, dispositions, refinancings, restructurings and operating changes that occurred in the prior four quarters. For the year ended December 31, 2010, these pro forma amounts included approximately (i) $2,419,000 of "severance, relocation and one-time compensation costs," (ii) $1,153,000 of "facility closures, relocation and optimization costs," (iii) $411,000 of "non-recurring consulting, legal and professional fees," and (iv) $1,709,000 of "non-recurring gains and losses." Such pro forma adjustments are not made in our interim periods.

(3)
We define working capital as current assets less current liabilities.

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before making an investment decision. Any of the following risks could materially adversely affect our business, financial condition, results of operations prospects or cash flows. In such a case, you may lose all or part of your original investment in the exchange notes. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us may also materially and adversely affect our business, financial condition or results of operations.

 Risks Related to Our Business

Demand for our products is cyclical, and reduced demand in our end markets is likely to adversely affect our profitability and cash flow.

        Demand for many of our products is cyclical in nature. Because the ultimate end users of our products are most typically individuals electing whether to make discretionary expenditures, our results are affected by various macroeconomic trends which affect consumer confidence and access to financing. Sales of our residential building products for repair, remodel and replacement applications depend upon the availability of home equity and consumer financing, low interest rates, the turnover and aging of housing stock, wear and tear, weather damage and consumer sentiment. Expenditures in the broader U.S. residential repair and remodel industry declined substantially between 2007 and 2009 due to adverse changes in many of these factors. Sales of our non-residential building products are affected by consumer confidence, interest rates, consumer disposable income, the strength of agricultural markets, consumer access to affordable financing and commercial construction trends. Demand for our RV products is driven by trends in disposable income, interest rates and general economic conditions, as well as demographic trends relating to consumers in the 55 through 74 year old age group, who constitute a significant source of demand for RV products. For example, the U.S. towable RV market suffered a 32.9% decline in shipments in 2008 and a 30.1% decline in 2009 but experienced a 46.2% increase in 2010 due to changes in certain of these economic factors. Adverse trends in these and other cyclical factors are likely to materially reduce demand for and sales of our products. Moreover, simultaneous declines in multiple end markets, such as those we experienced in 2008 and 2009, could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows.

Our business, financial condition, results of operations, prospects and cash flows have been and in the future may be materially and adversely affected by U.S., European and global general economic conditions.

        Many aspects of our business, including demand for our products and the pricing and availability of raw materials, are affected by global general economic conditions and, specifically, economic conditions in the U.S. and Europe. General economic conditions and predictions regarding future economic conditions also affect our business strategies, and a decrease in demand for our products or other adverse effects resulting from an economic downturn affecting our geographic end markets may cause us to fail to achieve our anticipated financial results. General economic factors beyond our control that affect our business and end-markets include interest rates, inflation, deflation, consumer credit availability, consumer debt levels, consumer confidence, employment levels, business confidence levels, housing markets, energy costs, tax rates and policy, unemployment rates, commencement or escalation of war or hostilities, the threat or possibility of war, terrorism or other global or national unrest, political or financial instability, and other matters that influence spending by our customers and in our end markets. Increasing volatility in financial markets may cause these factors to change with a greater degree of frequency or increase in magnitude.

        Beginning in the fall of 2008 and continuing through 2009 and into 2010, the global economy entered a financial crisis and severe global recession, which materially and adversely impacted our business and the businesses of our customers. Volatile capital and credit markets, declining business and consumer confidence and increased unemployment precipitated a continuing economic slowdown. The economic slowdown decreased demand for the products offered by our customers, resulting in decreased sales volumes and reduced earnings. The severe downturn affected all of our end markets, ultimately required us to restructure our debt in June 2009 and caused our then-existing equity holders to lose the full value of their investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—History." Part of our business strategy anticipates recovery in the residential repair and remodel, non-residential construction and RV markets; however, there can be no assurances that a recovery in any of these markets will occur as anticipated. Although there have recently been signs of recovery in many regions, economic weakness could continue or worsen, as has occurred in the United States and in certain regions of Europe due to concerns over the fiscal and monetary situation in a number of countries. For example, the current U.S. debt ceiling and budget deficit concerns together with signs of deteriorating sovereign debt conditions in Europe have increased the possibility of credit-rating downgrades and economic slowdowns. Although U.S. lawmakers passed legislation to raise the federal debt ceiling, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the United States from "AAA" to "AA+" on August 5, 2011, citing concerns that the legislation may be insufficient to stabilize the U.S. government's medium-term debt dynamics. The impact of this or any further downgrades to the U.S. government's sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations is inherently unpredictable and could have a material adverse effect on the U.S. and global financial markets and economic conditions. There can be no assurance that governmental or other measures to aid economic recovery, including economic stimulus legislation, will be effective or that our sales volumes will increase or stabilize in the future. There can also be no assurance that the conditions that affected us beginning in the fall of 2008 and during 2009 will not recur or worsen. Continued adverse economic conditions could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows.

A decline in our relations with our key customers or the amount of products they purchase from us could materially adversely affect our business, financial position, results of operations, prospects and cash flows.

        Our business depends on our ability to maintain positive relations with our key customers. In 2010, our largest customer, The Home Depot®, accounted for approximately 11% of our net sales and our top ten customers combined accounted for approximately 31% of our net sales. Although we have established and maintain significant long-term relationships with our key customers, we cannot assure you that all of these relationships will continue or will not diminish. In addition, we generally do not enter into long-term contracts with our customers and they generally do not have an obligation to purchase products from us. The loss of, or a diminution in, our relationship with any of our largest customers would have a material adverse effect on us. In addition, the loss of any of our largest customers in any of our business segments could have a material adverse effect on the results of operations of that segment.

        Our competitors may adopt more aggressive sales policies and devote greater resources to the development, promotion and sale of their products than we do, which could result in a loss of customers. Generally, our customers are price sensitive, which could further lead to the loss of customers if our prices do not remain competitive. The loss of, or a reduction in orders from, any significant customers, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major customer could have a material adverse effect on our business. Customers accounting for a significant amount of our revenues may also become more resistant to price changes as their purchase volumes increase relative to our other customers, limiting our ability to increase prices to these customers and eroding our margins. Also, revenue from customers that have accounted for significant revenue in past periods, individually or as a group, may not continue in future periods or, if continued, may not reach or exceed historical levels in any period.

        Further, we have no operational or financial control over our customers and have limited influence over how they conduct their businesses. If any of these customers fail to remain competitive in their respective markets or encounter financial or operational problems, our revenue and profitability may decline. Market conditions could also result in our significant customers experiencing financial difficulties. We are exposed to the credit risk of our customers, and their failure to meet their financial obligations when due because of their bankruptcy, lack of liquidity, operational failure or other reasons could result in decreased sales and earnings for us. The decreased availability of consumer credit resulting from the financial crisis, as well as general unfavorable economic conditions, may cause consumers to further decrease their spending, which would reduce the demand for the products of our customers, which would affect our sales and cash flow.

        Certain of our customers have been expanding and may continue to expand through consolidation and internal growth, potentially increasing their buying power, which could materially and adversely affect our business, financial condition, results of operations, prospects and cash flows. Certain of our important customers are large companies with significant buying power. In addition, potential further consolidation among our customers could enhance the ability of these customers to seek more favorable terms, including pricing, for the products that they purchase from us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. See "—Our financial performance is affected by the prices of our key raw materials, particularly aluminum and steel. Price fluctuations relating to aluminum and steel could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows and limit our operating flexibility." If we are forced to reduce prices or to maintain prices during periods of increased production costs, or if we lose customers because of pricing or other methods of competition, our business, financial condition, results of operations, prospects and cash flows may be materially and adversely affected.

Our financial performance is affected by the prices of our key raw materials, particularly aluminum and steel. Price fluctuations relating to aluminum and steel could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows and limit our operating flexibility.

        The manufacture of our products requires substantial amounts of raw materials, which consist principally of aluminum and steel and, to a lesser extent, paint, glass, copper and vinyl. Over 77% of our raw material costs consist of the cost of aluminum and steel. Our manufacturing operations and our financial performance is affected to a substantial extent by the market prices for these raw materials.

        Aluminum and steel are cyclical commodities with prices subject to global market forces of supply and demand and other related factors. Such factors include speculative activities by market participants, production capacity, strength or weakness in key end markets such as housing and transportation, political and economic conditions and production costs in major production regions. Prices have been historically volatile. For example, from January 2008 through December 2010 the London Metals Exchange settlement price for spot aluminum ranged from a high of $1.50 per pound in July 2008 to a low of $0.58 per pound in February 2009. Changes in the prices of aluminum and steel could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows.

        We have historically priced our products by reference to raw material costs and generally we seek to pass through raw material price increases to our customers. However, due to the uncertainty of aluminum and steel prices and the time between material purchases and product sales, we cannot assure you that we always will be able to successfully pass through such price increases to our customers or fully offset the effects of high raw materials costs through productivity improvements. For example, if we cannot pass increases in the cost of raw materials to our customers, higher prices could cause our customers to consider competitors' products, some of which may be available at a lower cost. Additionally, where a competitor had previously purchased a large quantity of raw materials into inventory at a lower price, such a competitor could afford to pass on savings from subsequently higher prices to its customers. We also risk purchasing materials for delivery commitments to customers who later file for bankruptcy protection or repudiate or cancel their purchase agreement with us during a falling price environment, causing us to take delivery of raw materials at an above market cost. As a result, to the extent that the time lag associated with a price increase pass through becomes significant, such increases may have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows.

        Where changes in aluminum and steel prices are passed through to our customers, increases or decreases in aluminum and steel prices will cause corresponding increases and decreases in reported net sales, causing fluctuations in reported revenues that are unrelated to our level of business activity. Accordingly, any change in the price of aluminum and/or steel could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview and Executive Summary—Key Factors Affecting our Business" and "Business—Raw Materials."

Our performance is dependent on the continued availability of necessary raw materials, particularly aluminum and steel.

        We are dependent on the continued availability of critical raw materials, particularly aluminum and steel. The supply and demand for these critical raw materials are subject to cyclical price fluctuations and other market disturbances, including supply shortages. We purchase a majority of our steel from domestic steel producers, but we have no long-term contracts with any steel suppliers and we generally purchase steel at market prices. In the event of an industry-wide general shortage of raw materials we use, or a shortage or discontinuation of certain types of raw materials, we may not be able to arrange for alternative sources of such raw materials and products. The number of available suppliers has been reduced in recent years due to industry consolidation and bankruptcies affecting steel and metal producers and this trend may continue. Our top ten suppliers accounted for 35.8% of our purchases during 2010. If we are required to utilize alternative suppliers, this could cause delays in the delivery of such raw materials and possible losses in revenue. Also, alternative suppliers may not be available, or may not provide their products and services at similar or favorable prices. Additionally, increased demand from other countries such as China has put upward pressure on the market prices for raw materials. We also purchase raw materials on a regular basis in an effort to maintain our inventory at levels that we believe are sufficient to satisfy the anticipated needs of our customers based upon historic buying practices and market conditions. However, we cannot assure you that there will always be an adequate supply to meet our demand for aluminum and steel, and we are subject to the risk of lost revenue in the event that we cannot obtain quantities of aluminum and steel necessary to meet customer demand. Interruptions in the operations of our suppliers due to labor or production problems, delivery interruptions, fires, floods, explosions, environmental issues, other Acts of God or other events could disrupt the supply of raw materials. Any disruption in the supply of aluminum and/or steel could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows, including temporarily impairing our ability to manufacture our products for our customers or requiring us to pay higher prices in order to obtain aluminum and/or steel from other sources, which could affect our net sales and profitability.

Due to our reliance on unique fabrication techniques for the niche markets we serve, our business is subject to risks associated with manufacturing processes.

        We manufacture most of our products at our own production facilities. Any loss of the use of all or a portion of any of our facilities due to accidents, fires, explosions, labor issues, adverse weather conditions, natural disasters such as floods, tornados, hurricanes, ice storms and earthquakes, supply interruptions, transportation interruptions, human error, mechanical failure, terrorist acts, power outages, discharges or releases of toxic or hazardous substances or gases, storage tank leaks and other environmental issues, or otherwise, whether short or long-term, could have a material adverse effect on us and our operations. As such events occur, we may experience substantial business losses, production delays, third party lawsuits and significant repair costs, as well as personal injury and/or loss of life, which could materially and adversely affect our business, financial condition, results of operations, prospects and cash flows.

        In addition, unexpected failures of our equipment and machinery may result in production delays, revenue loss and significant repair costs, as well as injuries to our employees. Any interruption in production capability may require us to make large capital expenditures to remedy the situation, which could have a negative impact on our profitability and cash flows. A loss or interruption of production at certain of our facilities, such as our manufacturing facilities in the Netherlands, could significantly disrupt our operations and affect a large number of customers, decreasing our revenues. Moreover, there are a limited number of manufacturers that make the machines we use in our business. Because we supply certain of our products to OEMs, a temporary or long-term business disruption could result in a permanent loss of customers, who may be required to seek alternate suppliers. If this were to occur, our future sales levels, and therefore our business, financial condition, results of operations, prospects and cash flows, could be materially and adversely affected.

        We are also subject to losses associated with equipment shutdowns, which may be caused by the loss or interruption of electrical power to our facilities due to unusually high demand, blackouts, adverse weather, equipment failure or other catastrophic events. Losses caused by disruptions in the supply of electrical power could materially and adversely affect our business, financial condition, results of operations, prospects and cash flows. See "—Losses caused by disruptions in the supply of power or increases in energy costs would adversely affect our operations."

        Our production facilities are located throughout North America and Europe. In the future, we may construct new manufacturing plants or repair or refurbish existing plants. Delays in the construction, repair and refurbishment of a manufacturing plant can occur as a result of events such as insolvency, work stoppages, other labor actions or "force majeure" events experienced by the companies working on the plants that are beyond our control. Any termination or breach of contract following such an event may result in, among other things, the forfeiture of prior deposits or payments made by us, potential claims and impairment of losses. A significant delay in the construction of a new plant or repair of an existing plant could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows.

Losses caused by disruptions in the supply of power or increases in energy costs would adversely affect our operations.

        We use large amounts of electricity, natural gas and other energy sources to operate our manufacturing facilities. Any loss of power which reduces the amperage to our equipment or causes an equipment shutdown would result in a reduction in production volume. Interruptions in the supply of electrical power to our facilities can be caused by a number of circumstances, including unusually high demand, blackouts, equipment or transformer failure, human error, natural disasters or other catastrophic events. If such a condition were to occur, we may lose production for a prolonged period of time and incur significant losses. In addition, the volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affect operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets and the potential regulation of greenhouse gases. Future increases in fuel and utility prices may have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows.

The insurance that we maintain may not fully cover all potential exposures.

        We maintain property, casualty and workers' compensation insurance, but such insurance does not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental compliance or remediation. In addition, from time to time, various types of insurance for companies in our industries have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

        Consistent with market conditions in the insurance industry, premiums and deductibles for some of our insurance policies have been increasing and may in the future increase substantially. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. In addition, there can be no assurance that our insurers would not challenge coverage for certain claims. Moreover, in some instances our insurers may become insolvent and could be unable to pay claims that are made in the future. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed, it could have a material adverse effect on our financial condition. Even with insurance with sufficient coverage, we may still experience a significant interruption to our operations as discussed above. We also cannot assure you that we will maintain or renew our insurance on comparable terms or in sufficient amounts in the future.

We operate in highly competitive markets and our failure to compete effectively may adversely affect our business, financial condition, results of operations, prospects and cash flows.

        The markets in which we operate are highly competitive. In the United States, we face competition in each of our business segments from both large and small companies. In Europe, our competitors include a number of integrated companies in the coil coating business. Other smaller companies compete with us in the building and construction, RV and transportation markets in Europe, both on a regional basis and on a pan-European basis. Some of our competitors are larger than us and have significantly greater financial, marketing and technical resources and greater purchasing power than we do. These competitors may be better able to withstand reduced revenues and adverse industry or economic conditions. Further, new competitors could emerge from within North America, Europe or globally. Due to the competitiveness in the various markets in which we operate, we may not be able to increase prices for our products to cover increases in our costs, including increases in raw material costs, or we may face pressure to reduce prices, which could materially and adversely affect our profitability. If we do not compete successfully, our business, financial condition, results of operations, prospects and cash flows could be materially and adversely affected.

        Competitive factors in our industry include, without limitation, the importance of customer loyalty, changes in market penetration, increased price competition, the introduction of new products and technology by existing and new competitors, changes in marketing, product diversity, sales and distribution and the ability to supply products to customers in a timely manner. Further, branding is not a significant factor in the sale of many of our products to the end user and the barriers to entry resulting from product branding are therefore lower. In addition, because we do not have long-term contractual arrangements with many of our customers, these competitive factors could cause our customers to cease purchasing our products and shift suppliers.

        In addition, our competitors may develop products that are superior to our products or may adapt more quickly to new technologies or evolving customer requirements. Technological advances by our competitors may lead to new material substitutions that are superior to aluminum, steel, copper and vinyl or that may make our products obsolete. New manufacturing techniques developed by competitors may make it more difficult for us to compete. For example, during the 1980s, fiberglass siding was introduced as an alternative to aluminum and took considerable market share in the U.S. RV products end market. Consolidation of our competitors or customers may also adversely affect our businesses. Furthermore, global competition and customer demands for efficiency will continue to make price increases difficult. Because we are largely affected by customer needs and demands, we face uncertainties related to downturns or financial difficulties in our customers' businesses and unanticipated customer production shutdowns or curtailments.

We are increasingly dependent on information technology in our operations. If our computer systems fail or if we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

        We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to support all aspects of our geographically diverse business operations. In particular, we depend on our information technology infrastructure for electronic communications among our locations around the world and between our personnel and other customers and suppliers. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches and natural disasters.

        We may experience problems with either the operation of our current information technology systems or the development and implementation of our new ERP system that could adversely affect, or even temporarily disrupt, all or a portion of our operations until resolved, affecting our ability to realize projected and expected cost savings and causing significant loss. Damage or interruption to our computer systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. A prolonged interruption or failure of any of our systems or their connective networks could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows.

        Additionally, a compromise of our security systems resulting in unauthorized access to certain personal information about our customers or distributors could adversely affect our reputation with our customers, distributors and others, as well as our operations, and could result in litigation against us or the imposition of penalties. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information. In addition, most states have enacted laws requiring companies to notify individuals and often state authorities of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether successful or not, would harm our reputation and brand, and it could cause the loss of customers. A security breach could also require that we expend significant additional resources related to our information security systems.

        We also rely heavily on our information technology staff. If we cannot meet our staffing needs in this area, we may not be able to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on certain software vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, including our new ERP system, or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Additionally, any systems failures could impede our ability to timely collect and report financial results in accordance with applicable laws and regulations.

Our business is subject to seasonality, with our highest sales volumes historically occurring during our second and third quarters.

        Our business is subject to seasonality, with the second and third quarters historically accounting for our highest sales volumes. As a result, quarter-to-quarter comparisons of our sales and operating results should not be relied on as an indication of future performance, and the results of any quarterly period may not be indicative of expected results for a full year. Additionally, this seasonality affects how we manage our cash flows over the course of the year. For example, our working capital needs are typically at their highest during the second and third quarters.

Adverse weather conditions could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows.

        Unusually prolonged periods of cold, rain, blizzards, hurricanes or other severe weather patterns could delay, halt or postpone renovation and construction activity. For example, an unusually severe winter can lead to reduced construction, repairing and remodeling activity and exacerbate the seasonal decline in our sales, cash flows from operations and results of operations during the winter months. If sales were to fall substantially below levels we would normally expect during certain periods, our financial results would be adversely impacted.

We may be unable to protect our intellectual property rights, and we may be subject to intellectual property litigation and infringement claims by third parties.

        We rely on a combination of patents, trademarks, trade secrets, proprietary technology and technology advancements to maintain competitiveness in the market and to protect our branded products. We have licensed, and may license in the future, certain intellectual property and technology from third parties. Despite our efforts to protect our proprietary rights, third parties, including our competitors, may copy or otherwise obtain and use our products or technology. It is difficult for us to monitor unauthorized uses of our products or technology and we may not be able to adequately minimize damages to us from these violations. Failures to protect our intellectual property could have a material adverse effect on the competitiveness or profitability of our business. The steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality obligations and misappropriating proprietary information. In addition, we cannot guarantee that our applications for registered protection will be accepted by the relevant registries or that courts will find any resulting registrations to be valid. If third parties take actions that affect our rights or the value of our intellectual property, similar proprietary rights or reputation, or we are unable to protect our intellectual property from infringement or misappropriation, other companies may be able to use our intellectual property to offer competitive products at lower prices and we may not be able to effectively compete against these companies. In addition, if any third party copies or imitates our products, in a manner that projects a lesser quality or carries a negative connotation, this could have a material adverse effect on our goodwill in the marketplace because it would damage the reputation of our products generally, whether or not it violates our intellectual property rights.

        In addition, we face the risk of claims that we are infringing third parties' intellectual property rights. Although we believe that our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, from time to time we are involved in legal proceedings that arise relating to intellectual property, and we can give no assurance that claims or litigation asserting infringement by us of intellectual property rights will not be initiated in the future seeking damages, payment of royalties or licensing fees, or an injunction against the sale of our products, or that we would prevail in any litigation or be successful in preventing such judgment. Any such claim, even if it is without merit, could be expensive and time-consuming to defend; could cause us to cease making, using or selling certain products that incorporate the disputed intellectual property; could require us to redesign our products, if feasible; and could divert management's time and attention, each of which could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows. In the event a claim of infringement against us is successful, we may be required to pay royalties or license fees to continue to use the applicable technology or other intellectual property rights or may be unable to obtain necessary licenses from third parties at all, or at a reasonable cost or within a reasonable time.

        In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights and, if not successful, we may not be able to protect the value of our intellectual property. Regardless of the outcome, any litigation, whether commenced by us or third parties, could be protracted and costly and could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows.

We could face potential product liability or warranty claims relating to products we manufacture or distribute, and we may not have sufficient insurance coverage or funds available to cover all potential claims.

        We face exposure to product liability claims in the event that the use of our products is alleged to have resulted in injury or other adverse effects. We currently maintain product liability coverage, but we may not be able to continue to maintain such insurance on acceptable terms in the future, if at all, or ensure that any such insurance provides adequate coverage against potential claims. Product liability claims can be expensive to defend and may divert management or other personnel for months or years regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows.

        We also provide warranties on certain products and are subject to potential warranty claims to the extent that products we manufacture are defective. The warranty periods differ depending on the product, but generally range from one year to limited lifetime warranties. We provide accruals for warranties based on historical experience and expectations of future occurrence. We may experience increased costs of warranty claims if our products are manufactured or designed defectively. Our warranty accruals may be insufficient or we could in the future become subject to a significant and unexpected warranty expense, which could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows.

We are subject to strict environmental laws and regulations that may lead to significant, unforeseen expenses.

        Our manufacturing operations are subject to a range of federal, state, municipal, local, and foreign environmental and occupational health and safety laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous waste and hazardous substances, and the remediation of contamination associated with the current and past use of hazardous substances or other regulated materials. We may not be, at all times, in compliance with all such requirements. Many of our operations require environmental permits and controls pursuant to these laws and regulations to prevent and limit pollution. These permits contain terms and conditions that impose limitations on our manufacturing activities, production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. Historically, the costs of achieving and maintaining compliance with environmental and health and safety requirements have not been material. However, the operation of manufacturing plants entails risks in these areas, and a failure by us to comply with applicable environmental, health and safety laws and regulations, including permit requirements, could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions.

        Under certain of these laws and regulations, such as the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), known as the Superfund law, and its state law analogs, we may be held liable for releases of hazardous substances on or from our properties or any offsite disposal location to which we may have sent waste or if contamination from prior activities is discovered at any of our current or former properties. Such liability may include cleanup costs, natural resource damages and associated transaction costs. Liability under these laws can be joint and several, and can be imposed without regard to fault or the lawfulness of the actions that led to the release at the time they occurred.

        Pursuant to these laws, we have been named as a potentially responsible party in state and federal administrative and judicial proceedings seeking contribution for costs associated with the investigation, analysis, correction and remediation of environmental conditions at eleven third party hazardous waste disposal sites. Pursuant to the terms of the Alumax acquisition agreement, subject to certain terms and limitations, Alumax (and its successors) has agreed to indemnify us for all of the costs associated with each of these sites as well as for all of the costs associated with nine additional sites to which we may have sent waste for disposal but for which we have not received any notice of potential responsibility. Our ultimate liability in connection with present and future environmental claims will depend on many factors, including our volumetric share of the waste at a given site, the remedial action required, the total cost of remediation, the financial viability and participation of the other entities that also sent waste to the site, and Alumax's willingness or ability to honor its indemnification obligations.

        We are not currently conducting any investigation or remediation of contamination at facilities we own or operate. Potential liabilities of this kind are not subject to indemnification by Alumax. Once it becomes probable that we will incur costs in connection with remediation of a site and such costs can be reasonably estimated, we establish or adjust our reserve for our projected share of these costs. As of December 31, 2010, we had no reserves recorded for environmental matters, as we believe any potential liability is both remote and not reasonably estimable. However, the estimation of environmental liabilities is subject to uncertainties, including the scope and nature of contamination conditions, the success of remediation technologies being employed, new or changes to environmental laws, regulations or policies, future findings of investigation or remediation actions, alteration to expected remediation plans, or the number, financial condition and cooperation of other potentially responsible parties. In the event we are responsible for environmental costs, any actual liabilities that exceed our reserves may have a material and adverse effect on our financial condition and, in particular, our earnings. In addition, we may incur significant liabilities in connection with environmental conditions currently unknown to us relating to our existing, prior, or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired. See "Business—Environmental, Health and Safety Matters."

        Compliance with environmental and occupational health and safety laws and regulations can be costly, and we have incurred and will continue to incur costs, including capital expenditures, to comply with these requirements. In addition, these laws and regulations and their interpretation or enforcement, are constantly evolving and have tended to become more stringent over time and the impact of these changes on our business, financial condition, results of operations, prospects or cash flows are impossible to predict. It is impossible to predict accurately the effect that changes in these laws and regulations, or their interpretation or enforcement, may have upon our business, financial condition, results of operations, prospects or cash flows. For example, legislation and regulations limiting emissions of greenhouse gases, including carbon dioxide associated with the burning of fossil fuels, are at various stages of consideration and implementation, and if fully implemented, may significantly increase the price of the raw materials for and energy used to produce our products and negatively impact the financial condition of many of our customers. If our compliance costs increase and are passed through to our customers, our products may become less competitive than other materials, which could reduce our sales, perhaps materially. Our costs of compliance with current and future environmental requirements could materially and adversely affect our business, financial condition, results of operations, prospects and cash flows.

We are subject to the risks of doing business in foreign countries.

        We are, and will continue to be, subject to financial, political, economic and business risks in connection with our non-U.S. operations. In 2010, 34% of our net sales were made outside of the United States, and as of September 30, 2011, we operated six manufacturing and distribution facilities in Europe and two in Canada. Doing business in foreign countries entails certain risks, including, but not limited to:

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  exchange rate fluctuations;

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  adverse changes in economic conditions in other countries;

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  political or civil unrest and insurrection and armed hostilities;

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  government policies against ownership of businesses by non-nationals;

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  reduced protection of intellectual property rights;

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  a need to comply with numerous laws and regulations in each jurisdiction in which we operate;

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  legal systems that may be less developed and less predictable than those in the United States;

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  shipping delays;

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  licensing and other legal requirements;

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  local tax issues;

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  longer payment cycles in certain foreign markets;

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  the difficulties of staffing and managing dispersed international operations;

  •
  language and cultural issues in regions of the world outside the United States;

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  renegotiation or modification of existing agreements or arrangements with governmental authorities;

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  exportation and transportation tariffs;

  •
  foreign exchange restrictions and trade protection measures;

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  changes in the value of the U.S. dollar relative to foreign currencies; and

  •
  differences in laws governing employee and union relations.

        The occurrence of any of these risks could materially disrupt or adversely impact our business.

        In addition, because a significant portion of our operations are outside the United States, we are subject to limitations on our ability to repatriate funds to the United States These limitations arise from regulations in certain countries that limit our ability to remove funds from or transfer funds to foreign subsidiaries, as well as from tax liabilities that would be incurred in connection with such transfers. These regulations could significantly limit our liquidity.

        In addition, our revenues, expenses, cash flows and results of operations could be affected by actions in foreign countries that more generally affect the global markets, including inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labor problems. Our operations and the commercial markets for our products could also be materially and adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in countries engaged in the manufacture or consumption of aluminum and steel products. Unexpected or uncontrollable events or circumstances in any of these markets could materially and adversely affect our business, financial condition, results of operations, prospects and cash flows.

Fluctuations in foreign currency exchange rates could negatively affect our financial results.

        We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar. In 2010, we used three functional currencies in addition to the U.S. dollar and derived approximately 34% of our net sales from operations outside the United States Because our consolidated financial statements are presented in U.S. dollars, we must translate net sales, net income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against other major currencies will affect our net sales, operating income and the value of balance sheet items, including intercompany assets and obligations. Changes in the value of the currencies we use also affect the value and amount of our debt which is recorded on our balance sheet. Because of the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. However, we cannot assure you that fluctuations in foreign currency exchange rates, particularly the strengthening of the U.S. dollar against major currencies, such as the Euro, the Pound Sterling, the Canadian Dollar, or the currencies of large developing countries, would not materially adversely affect our financial results.

Doing business in foreign countries requires us to comply with U.S. and foreign anti-corruption laws and economic sanctions programs.

        Our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act ("FCPA"), and economic sanction programs administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"). As a result of doing business in foreign countries, we are exposed to a heightened risk of violating anti-corruption laws and OFAC regulations.

        The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the U.K. Bribery Act 2010, or the Bribery Act, came into force in July 2011. The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption. Economic sanctions programs restrict our business dealings with certain sanctioned countries and other sanctioned individuals and entities.

        Violations of anti-corruption laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have established policies and procedures designed to assist our compliance with applicable U.S. and foreign laws and regulations including the Bribery Act. However, there can be no assurance that our policies and procedures will effectively prevent us from violating these laws and regulations in every transaction in which we may engage, and such a violation could materially and adversely affect our reputation, business, financial condition, results of operations, prospects and cash flows. In addition, various U.S. state and municipal governments, universities and other investors maintain prohibitions or restrictions on investments in companies that do business with sanctioned countries.

We are subject to various federal, state, local and non-U.S. tax requirements.

        We may be subject to federal, state and local income taxes in the United States and non-U.S. income taxes in numerous other jurisdictions in which we transact business or generate net sales. Increases in income tax rates could reduce our after-tax income from affected jurisdictions. In addition, there have been proposals to reform U.S. tax laws that could significantly impact how U.S. multinational corporations are taxed in the United States on their foreign earnings; because we earn a substantial portion of our income in foreign countries, these proposals could affect our tax rates in a material and adverse manner. Although we cannot predict whether or in what form these proposals will pass, several of the proposals being considered could have a material adverse impact on our tax expense and cash flow, if such proposals are enacted.

        Our business operations are subject to numerous duties or taxes that are not based on income, sometimes referred to as "indirect taxes," including import duties, excise taxes, sales or value-added taxes, property taxes and payroll taxes, in many of the jurisdictions in which we operate, including indirect taxes imposed by state and local governments. Increases in or the imposition of new indirect taxes on our business operations or products would increase the cost of products or, to the extent levied directly on consumers, make our products less affordable.

We are subject to taxation in multiple jurisdictions.

        We are subject to taxation primarily in the United States, Canada, the United Kingdom, the Netherlands and France. Our effective tax rate and tax liability will be affected by a number of factors, such as the amount of taxable income we generate in particular jurisdictions, the tax rates in those jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds and repatriate funds from our subsidiaries and future changes in local tax law. Our tax liability will usually be dependent upon our operating results and the manner in which our operations are funded. Generally, the tax liability for each legal entity is determined either on a non-consolidated basis or on a consolidated basis only with other entities incorporated in the same jurisdiction. In either case, our tax liability is determined without regard to the taxable losses of non-consolidated affiliated entities. As a result, we may pay income taxes in one jurisdiction for a particular period even though on an overall basis we incur a net loss for that period.

We may experience fluctuations in our tax obligations and effective tax rate.

        We are subject to taxes in the United States and numerous international jurisdictions. We record tax expense based on our estimates of future tax payments, which include reserves for estimates of probable settlements of international and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given period may be materially impacted by changes in the mix and level of earnings by taxing jurisdiction or by changes to existing accounting rules or regulations.

Changes to accounting rules or regulations may adversely affect our financial position and results of operations.

        Changes to existing accounting rules or regulations may impact our future results of operations and our ability to comply with covenants under our credit agreements or cause the perception that we are more highly leveraged. In addition, new accounting rules or regulations and varying interpretations of existing accounting rules or regulations may be adopted in the future. For instance, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements in the next few years. If adopted, such a change would require us to record capital lease obligations on our balance sheet and make other changes to our financial statements. This and other future changes to accounting rules or regulations could adversely affect our financial position, results of operations and liquidity.

Acquisitions or divestitures that we make in the future may be unsuccessful.

        Our structure and business model trace their roots to our history as a downstream producer of aluminum products and have evolved in response to customer demand for products made from materials other than aluminum. We have expanded the size, scope and nature of our business partly through the acquisition of other businesses. We may opportunistically consider the acquisition of other companies or product lines of other businesses that either complement or expand our existing business, or we may consider the divestiture of some of our businesses. We may consider and make acquisitions or divestitures both in countries in which we currently operate and elsewhere. We cannot assure you that we will be able to consummate any such acquisitions or divestitures or that any future acquisitions or divestitures will be consummated at acceptable prices and terms. Any future acquisitions or divestitures we pursue may involve a number of special risks, including, but not limited to, some or all of the following:

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  the diversion of management's attention from our core businesses;

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  the disruption of our ongoing business;

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  entry into markets in which we have limited or no experience, including geographies that we have not previously operated in;

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  the ability to integrate our acquisitions without substantial costs, delays or other problems, which would be complicated by the breadth of our international operations;

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  inaccurate assessment of undisclosed liabilities;

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  potential known and unknown liabilities of the acquired businesses and limitations of seller indemnities;

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  the incorporation of acquired products into our business;

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  the failure to realize expected synergies and cost savings;

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  the loss of key employees or customers of the acquired or divested business;

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  increasing demands on our operational systems;

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  the integration of information system and internal controls;

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  possible adverse effects on our reported operating results, particularly during the first several reporting periods after the acquisition is completed; and

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  the amortization of acquired intangible assets.

        Additionally, any acquisitions we may make could result in significant increases in our outstanding indebtedness and debt service requirements. Any acquisition may also cause us to assume liabilities, record goodwill and indefinite-lived intangible assets that will be subject to impairment testing and potential impairment charges, incur significant restructuring charges and increase working capital and capital expenditure requirements, which would reduce our return on invested capital. In addition, the terms of our current indebtedness and any other indebtedness we may incur in the future may limit the acquisitions we may pursue.

        Any acquisitions we may seek to consummate will be subject to the negotiation of definitive agreements, satisfactory financing arrangements and applicable governmental approvals and consents, including under applicable antitrust laws, such as the Hart-Scott-Rodino Act. We may not complete any additional acquisitions and any acquired entities or assets may not enhance our results of operations. Even if we are able to integrate future acquired businesses with our operations successfully, we cannot assure you that we will realize all of the cost savings, synergies or revenue enhancements that we anticipate from such integration or that we will realize such benefits within the expected time frame.

        If we were to undertake a substantial acquisition, the acquisition would likely need to be financed in part through additional financing from banks, through public offerings or private placements of debt or equity securities or with other arrangements. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required, particularly because we are currently highly leveraged, which may make it difficult or impossible for us to secure financing for acquisitions. If we were to undertake an acquisition by issuing equity securities or equity-linked securities, the acquisition may have a dilutive effect on the interests of the holders of our common stock.

        Our stockholders agreement includes restrictions on our ability to complete acquisitions and to raise debt or equity financing generally. As a result, any acquisition we seek to make may be subject to stockholder approval, and there can be no assurance we would be able to obtain such approval on a timely basis or at all.

Our business operations depend on attracting and retaining qualified management and personnel.

        Our success depends to a significant degree upon the ability, expertise, judgment, discretion, integrity and good faith of our senior management team and our workforce throughout our organization. Thus, our future performance depends on our continued ability to attract and retain experienced and qualified management and personnel. Competition for personnel with experience in the materials manufacturing industry, and those qualified to manage a business with significant international operations, is intense, and we may be unable to continue to attract or retain such personnel. Furthermore, as a company with publicly-traded debt securities, our future success will also depend on our ability to hire and retain management with public company experience. The loss of any of our key executive officers or the inability to attract qualified personnel could significantly impede our ability to successfully implement our business strategy, financial plans, marketing and other objectives. We do not currently have any key-person life insurance with respect to any of our executive officers or employees.

A portion of our workforce is unionized and we are subject to the risk of labor disputes and adverse employee relations, which may disrupt our business and increase our costs.

        As of December 31, 2010, approximately 8% of our employees were represented by unions, an additional approximately 24% were represented by similar bodies (e.g., works councils) and we were a party to six collective bargaining agreements. While we believe that our relations with our employees are good, our inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages, labor disturbances or other slowdowns by the affected workers. If our union-represented employees were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized, or the terms and conditions in our labor agreements were to be renegotiated in an adverse manner, we could experience significant disruption of our operations, which would cause higher ongoing labor costs and impact our ability to satisfy our customers' requirements. Any such cost increases, stoppages or disturbances could materially and adversely affect our business, financial condition, results of operations, prospects and cash flows by limiting plant production, sales volumes and profitability. See "Business—Employees."

Inflation may adversely affect our business operations in the future.

        We have experienced certain inflationary conditions in our cost base due primarily to changes in foreign currency exchange rates that have reduced the purchasing power of the U.S. dollar and increases in selling, general and administrative expenses. In addition, we are party to certain leases that contain escalator provisions contingent on increases based on changes in the Consumer Price Index. Inflation can harm our margins and profitability if we are unable to increase prices or cut costs enough to offset the effects of inflation in our cost base. If inflation in these or other costs worsens, we cannot assure you that our attempts to offset the effects of inflation and cost increases through control of expenses, passing cost increases on to customers or any other method will be successful. Any future inflation could adversely affect our profitability and our business.

We have recorded material goodwill and other intangible asset impairments in the past and continue to maintain a substantial amount of goodwill and other intangible assets on our balance sheet. The amortization of acquired assets will reduce our future reported earnings, and if our remaining goodwill or other intangible assets become impaired, we may be required to recognize impairment charges that would reduce our net income and could have a material impact on our operating results.

        As a result of applying the purchase method of accounting in connection with our acquisition in 2005 and other acquisitions we have made in the past, we have a significant amount of goodwill and other intangible assets on our balance sheet. For the year ended December 26, 2008, as a result of lowered expectations for future cash flows due to the severe economic downturn, we recorded impairment charges totaling $401.4 million, which had a material impact on our historical operating results. As of December 25, 2009 and December 31, 2010, $327.7 million and $296.4 million, respectively, of goodwill and other intangible assets remained recorded on our balance sheet. In accordance with GAAP, we test goodwill for impairment annually on the last day of our fiscal year, or more frequently if events or circumstances indicate the potential for impairment. Such reviews could result in an earnings charge for the impairment of goodwill, and any such charge could be material. Accordingly, our net income could be reduced even though there would be no impact on our underlying cash flow. Furthermore, in accordance with the purchase accounting method, the excess of the cost of purchased assets over the fair value of such assets is assigned to intangible assets and is amortized over a period of time. The amortization expense associated with our intangible assets will have a negative effect on our future reported earnings. Many other companies, including many of our competitors, may not have the significant acquired intangible assets that we have because they have not participated in recent acquisitions and business combination transactions similar to ours. Thus, our reported earnings may be more negatively affected by the amortization of intangible assets than the reported earnings of these companies will be.

Global or regional catastrophic events, natural disasters, severe weather and global political events could impact our operations and financial results.

        Because of our global presence and worldwide operations, our business can be affected by large-scale terrorist acts, especially those directed against the United States or other major industrialized countries; the outbreak or escalation of armed hostilities; political instability in oil-producing regions; major natural disasters such as earthquakes, hurricanes, volcano eruptions, fires and floods; inclement weather such as frequent or unusually heavy snow, ice or rain storms, or extended periods of unseasonable temperatures; widespread outbreaks of infectious diseases such as H1N1 influenza, avian influenza or severe acute respiratory syndrome (generally known as SARS); disruptive global political events, such as civil unrest in countries in which our suppliers are located; labor strikes or work stoppages; and other such catastrophes and events.

        Such events could impair our ability to manage our business around the world, disrupt our supply of raw materials, result in increases in fuel (or other energy) prices or a fuel shortage or the temporary lack of an adequate work force in a market, and could impact production, transportation and delivery of our products. In addition, such events could cause disruption of regional or global economic activity, which may affect consumers' purchasing power in the affected areas and, therefore, reduce demand for our products. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage.

Risks Related to the Exchange Notes and Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and ability to raise additional capital to fund our operations, prevent us from fulfilling our obligations under our indebtedness, limit our ability to react to changes in the economy or our industry and expose us to interest rate risk to the extent of our variable rate debt.

        We have a substantial amount of indebtedness, which requires significant interest and principal payments. As of September 30, 2011, we had total indebtedness of approximately $523.0 million, including $375.0 million under the notes, $122.7 million under our Senior Unsecured Loan Facility, and $25.3 million drawn under our ABL Credit Facility, as well as additional borrowing availability of $42.6 million under our ABL Credit Facility. Subject to the restrictions contained in the indenture governing the exchange notes, our Senior Unsecured Loan Facility, our ABL Credit Facility and any debt instruments we may enter into in the future, we may incur significant additional indebtedness in the future to finance capital expenditures, investments or acquisitions, or for other general corporate purposes.

        Our substantial indebtedness could have important negative consequences to you, including:

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  limiting our ability to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service or other general corporate purposes;

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  requiring us to use a substantial portion of our available cash flow to service our debt, which will reduce the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

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  increasing our vulnerability to general economic downturns and adverse industry conditions;

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  limiting our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

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  placing us at a competitive disadvantage compared to our competitors that are not as highly leveraged, as we may be less capable of responding to adverse economic conditions;

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  restricting the way we conduct our business because of financial and operating covenants in the agreements governing our and our subsidiaries' existing and future indebtedness, including, in the case of certain indebtedness of subsidiaries, particularly foreign subsidiaries which may enter into separate credit facilities, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to us;

  •
  increasing the risk of our failing to satisfy our obligations with respect to our debt instruments and/or complying with the financial and operating covenants contained in our or our subsidiaries' debt instruments which, among other things, require us to (in certain circumstances) maintain a specified covenant ratio and limit our ability to incur debt and sell assets, which could result in an event of default under the agreements governing our debt instruments that, if not cured or waived, could have a material adverse effect on our business, financial condition and operating results;

  •
  increasing our cost of borrowing; and

  •
  preventing us from raising the funds necessary to repurchase outstanding debt upon the occurrence of certain changes of control, which would constitute an event of default under our debt instruments.

        In addition, the indenture governing the exchange notes, our ABL Credit Facility and our Senior Unsecured Loan Facility contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of all of our debt.

        Borrowings under our ABL Credit Facility bear interest at variable rates based on LIBOR or, at our option, a base rate. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. Our interest costs are also affected by our credit ratings. If our credit ratings decline in the future, the interest rates we are charged on debt under our ABL Credit Facility could increase incrementally by up to 75 basis points, contingent upon our credit rating.

        In addition, changes in our credit ratings may affect the way suppliers view our ability to make payments and may induce them to shorten the payment terms of their invoices. A change in payment terms may have a material adverse effect on the amount of our liabilities and our ability to make payments to our suppliers.

        Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, our lenders' financial stability, which are subject to prevailing global economic and market conditions, and certain financial, business and other factors, many of which are beyond our control. Even if we were able to refinance or obtain additional financing, the costs of new indebtedness could be substantially higher than the costs of our existing indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, including the exchange notes, and may not be able to refinance our indebtedness on favorable terms. If we are unable to do so, we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on or to refinance our debt obligations depends on, among other things:

  •
  our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control; and

  •
  our future ability to borrow under our ABL Credit Facility, the availability of which depends on, among other things, the size of our borrowing base and our compliance with the covenants in our ABL Credit Facility.

        We cannot assure you we will maintain a level of cash flows from operating activities, or that we will be able to draw amounts under our ABL Credit Facility or otherwise, sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness or to otherwise fund our liquidity needs. Furthermore, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

        Our overall debt level and/or market conditions could lead the credit rating agencies to lower our corporate credit ratings. A downgrade in our corporate credit ratings could impact our ability to issue new debt by raising the cost of issuing new debt. As a consequence, we may not be able to issue additional debt in amounts and/or with terms that we consider to be reasonable. In addition, our ability to incur secured indebtedness (which would generally enable us to achieve better pricing than the incurrence of unsecured indebtedness) depends in part on the value of our assets, which depends, in turn, on the strength of our cash flows and results of operations, and on economic and market conditions and other factors. Our ability to refinance our indebtedness is also subject to restrictions contained in our stockholders agreement.

        If our cash flows and capital resources are insufficient to fund our debt service obligations or we are unable to refinance our indebtedness, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions, or the proceeds from the dispositions may not be adequate to meet any debt service obligations then due. If we were unable to repay amounts when due, our lenders could proceed against the collateral granted to them to secure that indebtedness.

        The borrowings under our ABL Credit Facility bear interest at variable rates and other debt we incur could likewise be variable-rate debt. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. While we may enter into agreements limiting our exposure to higher interest rates, we have no such agreements at this time, and any such agreements may not offer complete protection from this risk.

Our debt agreements contain significant operating and financial restrictions that limit our flexibility in operating our business.

        Our ABL Credit Facility, our Senior Unsecured Loan Facility and the indenture governing the exchange notes contain a number of restrictive covenants that impose significant restrictions on us. Compliance with these restrictive covenants limits our flexibility in operating our business and could prevent us from engaging in favorable business activities or financing future operations or capital needs. Failure to comply with these covenants could give rise to one or more defaults or events of default under our debt agreements. These covenants restrict, among other things, our ability to:

  •
  incur indebtedness;

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  repurchase or redeem capital stock;

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  pay certain dividends, make certain distributions, make loans, transfer property or make other restricted payments;

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  make capital expenditures, acquisitions or investments;

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  incur liens;

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  sell assets;

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  issue or sell capital stock;

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  enter into transactions with affiliates;

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  consolidate or merge with other companies or sell all or substantially all of our assets;

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  engage in certain business activities; and

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  designate our subsidiaries as unrestricted subsidiaries.

        Our fixed charge coverage ratio (as defined in the indenture which governs the exchange notes) is currently significantly less than 2:1. Accordingly, we are currently unable to incur debt under the ratio test included in the indenture. In addition, our secured debt ratio (as defined in the indenture which governs the exchange notes) is currently significantly higher that 3.75:1, which significantly limits our ability to incur secured debt. Although the indenture contains other debt and lien baskets, we could be significantly limited in our operations due to the fixed charge coverage ratio and secured debt tests contained in the indenture.

        If we default on any of these covenants, our lenders could cause all amounts outstanding under our ABL Credit Facility, our Senior Unsecured Loan Facility or the indenture governing the exchange notes to be due and payable immediately, and the lenders under our ABL Credit Facility or the indenture governing the exchange notes could proceed against any collateral securing that indebtedness. Our assets or cash flow may not be sufficient to repay in full the borrowings under our debt agreements, either upon maturity or if accelerated upon an event of default. In addition, any event of default or declaration of acceleration under one debt instrument could also result in a default or an event of default under one or more of our other debt instruments.

Despite our substantial indebtedness, we and our subsidiaries may still be able to incur significantly more debt. This could increase the risks associated with our substantial leverage, including our ability to service our indebtedness.

        Our ABL Credit Facility, our Senior Unsecured Loan Facility and the indenture governing the exchange notes contain restrictions on our ability to incur additional indebtedness. However, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we and our subsidiaries could incur significant additional indebtedness in the future, much of which could constitute secured or senior indebtedness.

Our variable-rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

        Our ABL Credit Facility is subject to variable rates of interest and exposes us to interest rate risk. Our variable rate indebtedness is also subject to minimum rates of interest that limit the potential benefit of any decrease in variable rates. If interest rates exceed the minimum rates payable on our debt, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income, even though the amount borrowed remained the same. As of September 30, 2011, we have total indebtedness of approximately $523.0 million. Based on this amount of indebtedness, if interest rates remained at September 30, 2011 levels, our annualized cash interest expense would be approximately $51.6 million (subject to increase in the event interest rates rise), prior to any consideration of the impact of interest rate swaps. A 1% increase in the interest rate on our indebtedness would increase our annual interest expense to approximately $56.9 million, prior to any consideration of the impact of minimum interest rates on our indebtedness.

Instability and volatility in the capital and credit markets could have a negative impact on our business, financial condition, results of operations and cash flows.

        The capital and credit markets have experienced volatility and disruption in 2009, 2010 and 2011. Our business, financial condition, results of operations, prospects and cash flows could be negatively impacted by the difficult conditions and volatility in the capital, credit and commodities markets and in the global economy. Difficult conditions in these markets and the overall economy affect us in a number of ways. For example:

  •
  Although we believe we will have sufficient liquidity under our credit facilities to run our business, under extreme market conditions there can be no assurance that such funds would be available under the facilities or sufficient to meet our needs, and in such a case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

  •
  Market volatility could make it difficult for us to raise additional debt and/or equity capital in the public or private markets if we needed to do so.

  •
  Market conditions could cause the counterparties to the derivative financial instruments we use to hedge our exposure to interest rate fluctuations to experience financial difficulties and, as a result, our efforts to hedge these exposures could prove unsuccessful, and, furthermore, our ability to engage in additional hedging activities may decrease or become even more costly as a result of these conditions.

  •
  Our ABL Credit Facility and our Senior Unsecured Loan Facility contain various covenants that we must comply with. There can be no assurance that we would be able to successfully amend our ABL Credit Facility and our Senior Unsecured Loan Facility in the future if we were to fail to comply with these covenants. Further, any such amendment could be very expensive and materially impair our cash flow and liquidity.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the exchange notes.

        Any default under the agreements governing our indebtedness, including a default under our ABL Credit Facility and our Senior Unsecured Loan Facility, that is not waived by the required holders of such indebtedness, could leave us unable to pay principal, premium, if any, or interest on the exchange notes and could substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on such indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our existing and future indebtedness, including our ABL Credit Facility and our Senior Unsecured Loan Facility, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with any accrued and unpaid interest, the lenders under our ABL Credit Facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against the assets securing such facilities and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek waivers from the required lenders under our ABL Credit Facility and our Senior Unsecured Loan Facility to avoid being in default. If we breach our covenants under our ABL Credit Facility or our Senior Unsecured Loan Facility and seek waivers, we may not be able to obtain waivers from the required lenders thereunder. If this occurs, we would be in default under our ABL Credit Facility and our Senior Unsecured Loan Facility, which would, if our obligations under the ABL Credit Facility and the Senior Unsecured Loan Facility are accelerated, cause a default under the indenture governing the exchange notes. In such case, the lenders under the ABL Credit Facility and the Senior

Unsecured Loan Facility could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

The exchange notes will be effectively subordinated to our and our guarantors' indebtedness under (i) the ABL Credit Facility to the extent of the value of the collateral securing the ABL Credit Facility and (ii) certain permitted additional secured indebtedness, in each case on a basis senior to the exchange notes.

        The exchange notes and the related guarantees will be secured, subject to certain exceptions, by a first priority lien on (i) substantially all of our and the guarantors' assets (other than inventory and accounts receivable and related assets, which assets secure our ABL Credit Facility on a first priority basis) and (ii) all of our capital stock and the capital stock of each material domestic restricted subsidiary owned by us or a guarantor and 65% of the voting capital stock and 100% of any non-voting capital stock of foreign restricted subsidiaries directly owned by us or a guarantor (the "notes collateral"), and a second priority lien on our and the guarantors' inventory and accounts receivable and related assets (which assets secure our ABL Credit Facility on a first priority basis) (the "ABL collateral"). The exchange notes will be effectively subordinated in right of payment to our ABL Credit Facility to the extent of the value of the ABL collateral as well as certain permitted additional indebtedness we are permitted to secure on a senior basis. The effect of this subordination is that upon a default in payment on, or the acceleration of, any indebtedness under ABL Credit Facility or other indebtedness secured by such assets on a first-priority basis, or in the event of bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding of us or any of the guarantors of the ABL Credit Facility or of such other secured debt, the proceeds from the sale of assets securing the ABL Credit Facility and/or such other indebtedness secured on a first-priority basis will be available to pay obligations on the exchange notes only after all indebtedness under the ABL Credit Facility and/or such other secured debt has been paid in full. There may be no ABL collateral remaining after claims of the lenders under the ABL Credit Facility or such other secured debt have been satisfied in full that may be applied to satisfy the claims of holders of the exchange notes.

The exchange notes will be structurally subordinated to all indebtedness of those of our existing or future subsidiaries that are not, or do not become, guarantors of the exchange notes, including all of our foreign subsidiaries.

        The exchange notes will not be guaranteed by certain of our current and future subsidiaries, including our non-U.S. subsidiaries. Accordingly, claims of holders of the exchange notes will be structurally subordinated to all indebtedness and the claims of creditors of any non-guarantor subsidiaries, including trade creditors. All indebtedness and obligations of any non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution upon liquidation or otherwise, to us or a guarantor of the exchange notes. The indenture governing the exchange notes will permit these non-guarantor subsidiaries to incur certain additional debt, including secured debt, and will not limit their ability to incur other liabilities that are not considered indebtedness under the indenture. For the year ended December 31, 2010, our non-guarantor subsidiaries represented approximately 33.9% of our net sales, 84.7% of our operating income and 37.4% of our Adjusted EBITDA. In addition, as of December 31, 2010, our non-guarantor subsidiaries held approximately 51% of our consolidated assets and, after giving effect to the offering of the outstanding notes and the use of proceeds thereof, would have had approximately $55.9 million of liabilities (including trade payables), to which the exchange notes and the guarantees would have been structurally subordinated.

The right of holders of the exchange notes with respect to the ABL collateral, in which such holders have a junior lien, will be substantially limited by the terms of the intercreditor agreement.

        The rights of holders of the exchange notes with respect to the ABL collateral, which secures the exchange notes on a second-priority basis, will be limited pursuant to the terms of an intercreditor agreement with the lenders under our ABL Credit Facility.

        Under the terms of the intercreditor agreement, any actions that may be taken in respect of the ABL collateral, including the ability to commence enforcement proceedings against the ABL collateral, control the conduct of such proceedings, and release the ABL collateral from the lien of the collateral documents, will be at the direction of the lenders under our ABL Credit Facility. Neither the trustee nor the collateral agent, on behalf of the holders of the exchange notes, will have the ability to control or direct such actions, even if the rights of the holders of the exchange notes are adversely affected, subject to certain exceptions. See "Description of Exchange Notes—Security for the Notes" and "Description of Exchange Notes—Amendment, Supplement and Waiver." Under the terms of the intercreditor agreement, at any time that obligations that have the benefit of the first-priority liens on the ABL collateral are outstanding, if the holders of such indebtedness release the ABL collateral, including, without limitation, in connection with any sale of assets, the second-priority security interest in such ABL collateral securing the exchange notes will be automatically and simultaneously released without any consent or action by the holders of the exchange notes, subject to certain exceptions. The ABL collateral so released will no longer secure our and the guarantors' obligations under the exchange notes. In addition, because the holders of the indebtedness secured by first-priority liens on the ABL collateral control the disposition of the ABL collateral, such holders could decide not to proceed against the ABL collateral, regardless of whether there is a default under the documents governing such indebtedness or under the indenture governing the exchange notes. In such event, the only remedy available to the holders of the exchange notes would be to sue for payment on the exchange notes and the related guarantees under the indenture and to commence realization on the notes collateral. In addition, the intercreditor agreement gives the holders of first-priority liens on the ABL collateral the right to access and use the collateral that secures the exchange notes, to allow those holders to protect the ABL collateral and to process, store and dispose of the ABL collateral.

Holders of the exchange notes may not be able to fully realize the value of their liens.

        The security interests and liens for the benefit of holders of the exchange notes may be released without such holders' consent in specified circumstances. In particular, the security documents governing the exchange notes and our ABL Credit Facility generally provide for an automatic release of all second priority liens for the benefit of the holders of the exchange notes upon the release of any first priority lien on any asset that secures our ABL Credit Facility on a first-priority basis in accordance with the ABL Credit Facility. As a result, the exchange notes may not continue to be secured by a substantial portion of our accounts receivable and inventory. In addition, the capital stock and other securities of any current and future subsidiary will be excluded from the collateral to the extent liens thereon would trigger reporting obligations under Rule 3-16 of Regulation S-X, which requires financial statements from any company whose securities are collateral if its book value or market value, whichever is greater, would exceed 20% of the principal amount of the exchange notes secured thereby. As of the issue date, we believe the securities of seven guarantors and our Dutch subsidiary holding company would exceed this 20% threshold. Accordingly, upon consummation of the exchange offer, a portion of their securities will be excluded from the collateral.

        In addition, all or a portion of the collateral may be released:

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  to enable the sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture that will govern the exchange notes or the ABL Credit Facility, including the sale of assets in accordance with the asset sale covenant in the indenture that will govern the exchange notes and the sale of any entity in its entirety that owns or holds such collateral; and

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  with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee.

        In addition, the guarantee of a guarantor will be released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture or upon certain other events described in "Description of Exchange Notes." See "Description of Exchange Notes—Repurchase at the Option of Holders—Asset Sales" and "Description of Exchange Notes—Certain Covenants—Guarantees."

        The indenture will also permit us to designate one or more of our restricted subsidiaries that is a guarantor of the exchange notes as an unrestricted subsidiary. If we designate a guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the exchange notes by such subsidiary or any of its subsidiaries will be released under the indenture but not under our ABL Credit Facility. Designation of a subsidiary as unrestricted will reduce the aggregate value of the collateral securing the exchange notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries.

A portion of the collateral will be subject to exceptions, defects, encumbrances, liens and other imperfections that are accepted by the lenders under our ABL Credit Facility.

        The collateral securing our ABL Credit Facility on a first priority basis will also be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the lenders under our ABL Credit Facility and other creditors that have the benefit of first priority liens on the ABL collateral from time to time. The collateral also will not include certain "excluded assets," such as assets securing purchase money obligations or capital lease obligations incurred in compliance with the indenture, which obligations would effectively rank senior to the exchange notes to the extent of the value of such excluded assets. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral securing the exchange notes as well as the ability of the collateral agent to realize or foreclose on such collateral. The initial purchasers have not analyzed the effect of such exceptions, defects, encumbrances, liens and imperfections, and the existence thereof could adversely affect the value of the collateral securing the exchange notes as well as the ability of the collateral agent to realize or foreclose on such collateral.

We may not have the ability to raise the funds necessary to finance the change of control offer or the asset sale offer required by the indenture governing the exchange notes.

        Upon the occurrence of a "change of control", as defined in the indenture governing the exchange notes, we must offer to buy back the exchange notes at a price equal to 101% of the principal amount, together with accrued and unpaid interest, if any, to the date of the repurchase. Similarly, we must offer to buy back the exchange notes (or repay other indebtedness in certain circumstances) at a price equal to 100% of the principal amount of the exchange notes (or other debt) purchased, together with accrued and unpaid interest, if any, to the date of repurchase, with the proceeds of certain asset sales (as defined in the indenture). Our failure to purchase, or give notice of purchase of, the exchange notes would be a default under the indenture governing the exchange notes, which would also trigger a cross default under our ABL Credit Facility and our Senior Unsecured Loan Facility. See "Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control."

        If a change of control or asset sale occurs that would require us to repurchase the exchange notes, it is possible that we may not have sufficient assets to make the required repurchase of exchange notes or to satisfy all obligations under our ABL Credit Facility, our Senior Unsecured Loan Facility and the indenture governing the exchange notes. Our Senior Unsecured Loan Facility requires us to make an offer to prepay such loans at an offer price of 101% of the principal amount thereof upon the occurrence of a change of control (and in some cases, upon consummation of an asset sale, at an offer price of 100% of the principal amount thereof). In addition, a change of control will also trigger a default under our ABL Credit Facility. Furthermore, our ABL Credit Facility currently prohibits us from repurchasing the exchange notes if we do not satisfy a fixed charge coverage ratio test or if we do not have certain amounts of excess availability for borrowing, and the indenture currently prohibits us from repaying the debt under our Senior Unsecured Loan Facility (subject to limited exceptions). We would be required to seek a consent from the lenders under our ABL Credit Facility to engage in the repurchase required by the indenture, which could be expensive or impossible to obtain unless we satisfy such fixed charge coverage ratio test or have adequate excess availability. We would also need to obtain a consent from noteholders in order to offer to repay the debt under our Senior Unsecured Loan Facility. In order to satisfy our obligations, we could seek to refinance the indebtedness under our ABL Credit Facility, our Senior Unsecured Loan Facility and the indenture governing the exchange notes or obtain a waiver from the lenders or the holders of the exchange notes. We cannot assure you that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all. Any failure to make the required change of control offer or asset sale offer would result in an event of default under the indenture.

Certain restrictive covenants in the indenture governing the exchange notes will be suspended if such notes achieve investment grade ratings.

        Most of the restrictive covenants in the indenture governing the exchange notes will not apply for so long as the exchange notes achieve investment grade ratings from Moody's Investors Service, Inc. and Standard & Poor's Rating Services and no default or event of default has occurred. If these restrictive covenants cease to apply, we may take actions, such as incurring additional debt or making certain dividends or distributions, that would otherwise be prohibited under the indenture. Ratings are given by these rating agencies based upon analyses that include many subjective factors. We cannot assure you that the exchange notes will achieve investment grade ratings, nor can we assure you that investment grade ratings, if granted, will reflect all of the factors that would be important to holders of the exchange notes.

State law may limit the ability of the collateral agent, the trustee and the holders of the exchange notes to foreclose on the real property and improvements included in the collateral.

        The exchange notes will be secured by, among other things, liens on owned real property and improvements located in the States of Arkansas, California, Indiana and Pennsylvania. The laws of those states may limit the ability of the collateral agent, the trustee and the holders of the exchange notes to foreclose on the improved real property collateral located in those states. Laws of those states govern the perfection, enforceability and foreclosure of mortgage liens against real property interests which secure debt obligations such as the exchange notes. These laws may impose procedural requirements for foreclosure different from and necessitating a longer time period for completion than the requirements for foreclosure of security interests in personal property. Debtors may have the right to reinstate defaulted debt (even it is has been accelerated) before the foreclosure date by paying the past due amounts and a right of redemption after foreclosure. Governing laws may also impose security first and one form of action rules, which can affect the ability to foreclose or the timing of foreclosure on real and personal property collateral regardless of the location of the collateral and may limit the right to recover a deficiency following a foreclosure.

        The holders of the exchange notes, the trustee and the collateral agent also may be limited in their ability to enforce a breach of the "no liens" covenant. Some decisions of state courts have placed limits on a lender's ability to accelerate debt secured by real property upon breach of covenants prohibiting the creation of certain junior liens. Lenders may need to demonstrate that enforcement is reasonably necessary to protect against impairment of the lender's security or to protect against an increased risk of default. Although the foregoing court decisions may have been preempted, at least in part, by certain federal laws, the scope of such preemption, if any, is uncertain. Accordingly, a court could prevent the trustees and the holders of the exchange notes from declaring a default and accelerating the exchange notes by reason of a breach of this covenant, which could have a material adverse effect on the ability of holders of the exchange notes to enforce the covenant.

We will in most cases have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the exchange notes.

        The collateral documents allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the exchange notes, subject to compliance with the covenants contained in the indenture governing the exchange notes. In addition, we will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act, if we determine, in good faith based on advice of counsel, that under the terms of that Section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including "no action" letters or exemptive orders, all or such portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released collateral. For example, so long as no default or event of default under the indenture would result therefrom and such transaction would not violate the Trust Indenture Act, we may, among other things, without any release or consent by the applicable trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness). With respect to such releases, we must deliver to the notes collateral agent, from time to time, officers' certificates to the effect that all releases and withdrawals during the preceding six-month period in which no release or consent of the notes collateral agent was obtained in the ordinary course of our business were not prohibited by the indenture. See "Description of Exchange Notes."

The rights of holders of exchange notes to the collateral securing the exchange notes may be adversely affected by the failure to perfect security interests in the collateral and other issues generally associated with the realization of security interests in collateral.

        Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens on the collateral securing the exchange notes may not be perfected with respect to the claims of the exchange notes if the collateral agent is not able to take the actions necessary to perfect any of these liens. There can be no assurance that the collateral agent will continue to take all actions necessary to retain its priority and perfect these liens in the future. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, can only be perfected at the time such property and rights are acquired and identified and additional steps to perfect in such property and rights are taken. We have limited obligations to perfect the security interest of the holders of the exchange notes in specified collateral. Although the indenture governing the exchange notes will contain customary further assurance provisions, there can be no assurance that the collateral agent for the exchange notes will monitor, or that we will inform such collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the exchange notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the exchange notes against third parties.

        In addition, the security interest of the collateral agent will be subject to practical challenges generally associated with the realization of security interests in collateral. For example, the collateral agent may need to obtain the consent of third parties and make additional filings. If we are unable to obtain these consents or make these filings, the security interests may be invalid and the holders of the exchange notes will not be entitled to the collateral or any recovery with respect thereto. We cannot assure you that we or the collateral agent will be able to obtain any such consent. We also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease.

        Additionally, we are not required under the ABL Credit Facility and the security documents to create or perfect liens in assets where the agent under the ABL Credit Facility and us agree that such creation or perfection would be considered excessive in view of the benefits obtained therefrom by the lenders under our ABL Credit Facility.

The existence or imposition of certain permitted liens could adversely affect the value of the notes collateral.

        The collateral securing the exchange notes will be subject to liens permitted under the terms of the indenture governing the exchange notes. The existence of any permitted liens could adversely affect the value of the notes collateral as well as the ability of the collateral agent for the exchange notes to realize or foreclose on such collateral. The notes collateral that will secure the exchange notes may also secure our and the guarantors' future indebtedness and other obligations to the extent permitted by the indenture governing the exchange notes and the security documents. Your rights to the notes collateral would be diluted by any increase in the indebtedness secured by the notes collateral.

In the event of our bankruptcy, the ability of the holders of the exchange notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

        The ability of holders of the exchange notes to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of our bankruptcy. Under federal bankruptcy law, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval, which may not be given. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to use and expend collateral, including cash collateral, and to provide liens senior to the liens of the collateral agent for the exchange notes to secure indebtedness incurred after the commencement of a bankruptcy case, provided that the secured creditor either consents or is given "adequate protection." "Adequate protection" could include cash payments or the granting of additional security, if and at such times as the presiding court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition of the collateral during the pendency of the bankruptcy case, the use of collateral (including cash collateral) and the incurrence of such senior indebtedness. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the exchange notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the exchange notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of "adequate protection." Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on any pari passu debt secured by the common collateral, the indebtedness under the exchange notes would be "undersecured" and the holders of the exchange notes would have unsecured claims as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys' fees on undersecured indebtedness during the debtor's bankruptcy case.

The value of the collateral securing the exchange notes may not be sufficient to secure post-petition interest. Should our obligations under the exchange notes equal or exceed the fair market value of the collateral securing the exchange notes, the holders of the exchange notes may be deemed to have an unsecured claim.

        In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding involving the Company or the guarantors, holders of the exchange notes will be entitled to post-petition interest under the U.S. Bankruptcy Code only if the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Holders of the exchange notes may be deemed to have an unsecured claim if our obligation under the exchange notes equals or exceeds the fair market value of the collateral securing the exchange notes. Holders of the exchange notes that have a security interest in the collateral with a value equal to or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the U.S. Bankruptcy Code. Any future bankruptcy trustee, the debtor-in-possession or competing creditors could possibly assert that the fair market value of the collateral with respect to the exchange notes on the date of the bankruptcy filing was less than the then-current principal amount of the exchange notes. Upon a finding by a bankruptcy court that the exchange notes are under- collateralized, the claims in the bankruptcy proceeding with respect to the exchange notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of holders of the exchange notes to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the exchange notes to receive other "adequate protection" under U.S. federal bankruptcy laws. In addition, if any payments of post-petition interest were made at the time of such a finding of under-collateralization, such payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to exchange notes. No appraisal of the fair market value of the collateral securing the exchange notes was prepared in connection with the offering of the outstanding notes and, therefore, the value of the collateral agent's interests in the collateral may not equal or exceed the principal amount of the exchange notes. We cannot assure you that there will be sufficient collateral to satisfy our and the guarantors' obligations under the exchange notes.

The waiver in the intercreditor agreement of rights of marshaling may adversely affect the recovery rates of holders of the exchange notes in a bankruptcy or foreclosure scenario.

        The exchange notes and the guarantees will be secured on a junior basis by the ABL collateral. The intercreditor agreement provides that, at any time that obligations that have the benefit of the first-priority liens on the ABL collateral are outstanding, the holders of the exchange notes, the trustee under the indenture governing the exchange notes and the collateral agent for the exchange notes may not assert or enforce any right of marshaling accorded to a junior lienholder, as against the holders of such indebtedness secured by first-priority liens on the ABL collateral. Without this waiver of the right of marshaling, holders of such indebtedness secured by first-priority liens on the ABL collateral would likely be required to liquidate collateral on which the exchange notes did not have a lien, if any, prior to liquidating the ABL collateral, thereby maximizing the proceeds of the ABL collateral that would be available to repay our obligations under the exchange notes. As a result of this waiver, the proceeds of sales of the ABL collateral could be applied to repay any indebtedness secured by first-priority liens on the ABL collateral before applying proceeds of other collateral securing indebtedness, and the holders of the exchange notes may recover less than they would have if such proceeds were applied in the order most favorable to the holders of the exchange notes.

The collateral may not be valuable enough to satisfy all the obligations secured by such collateral and may be diluted under certain circumstances.

        The exchange notes and related guarantees will be secured, subject to certain exceptions, by a first priority lien on the notes collateral and a second priority lien on the ABL collateral. Such collateral may be shared with our future creditors. The actual value of the notes collateral at any time will depend upon market and other economic conditions. The exchange notes will also be secured on a second-priority lien basis (subject to certain exceptions) by substantially all of our and the guarantors' accounts receivable and inventory and cash and proceeds and products of the foregoing and certain assets related thereto.

        Our ABL Credit Facility is secured on a first-priority lien basis by the ABL collateral and on a junior basis by the notes collateral. The ABL collateral may be shared with out future creditors subject to limitations. Although the holders of obligations secured by first-priority liens on the ABL collateral and the holders of obligations secured by second-priority liens on the ABL collateral, including the exchange notes, will share in the proceeds of certain of the ABL collateral, the holders of obligations secured by first-priority liens on the ABL collateral will be entitled to receive proceeds from any realization of the ABL collateral to repay the obligations held by them in full before the holders of the exchange notes and the holders of any other obligations secured by second-priority liens on the ABL collateral receive any such proceeds.

        In addition, the asset sale covenant and the definition of asset sale in the indenture governing the exchange notes have a number of significant exceptions pursuant to which we will be able to sell notes collateral without being required to reinvest the proceeds of such sale into assets that will comprise notes collateral or to make an offer to the holders of the exchange notes to repurchase the exchange notes.

        As of September 30, 2011, we had $375.0 million of notes outstanding, $122.7 million outstanding under our Senior Unsecured Loan Facility, and $25.3 million of indebtedness outstanding under our ABL Credit Facility, with approximately $42.6 million of additional commitments under the ABL Credit Facility (subject to a borrowing base). All indebtedness under our ABL Credit Facility is secured by first-priority liens on the ABL collateral. In addition, under the terms of the indenture governing the exchange notes, we may incur additional indebtedness and grant certain additional liens on any property or asset that constitutes ABL collateral on a first priority basis. Any grant of additional liens on the ABL collateral, in which the exchange notes have a second-priority lien, would further dilute the value of such liens.

        The value of the pledged assets in the event of a liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. No independent appraisals of any of the pledged property were prepared by or on behalf of us in connection with the offering of the outstanding notes. If the proceeds of any sale of the pledged assets were not sufficient to repay all amounts due on the exchange notes, the holders of the exchange notes (to the extent their exchange notes were not repaid from the proceeds of the sale of the pledged assets) would have only an unsecured claim against our remaining assets. By their nature, some or all of the pledged assets, particularly those assets in which the exchange notes have a first-priority security interest, may be illiquid and may have no readily ascertainable market value. Likewise, the pledged assets may not be saleable or, if saleable, there may be substantial delays in their liquidation. To the extent that liens, rights and easements granted to third parties encumber assets located on property owned by us or constitute subordinate liens on the pledged assets, those third parties may have or may exercise rights and remedies with respect to the property subject to such encumbrances (including rights to require marshalling of assets) that could adversely affect the value of the pledged assets located at that site and the ability of the collateral agent to realize or foreclose on the pledged assets at that site.

        In addition, the indenture governing the exchange notes permits us to issue additional secured debt, including debt secured prior to or equally and ratably with the same assets pledged for the benefit of the holders of the exchange notes. This could reduce amounts payable to holders of the exchange notes from the proceeds of any sale of the collateral.

        Subject to the ABL Collateral Agent's rights with respect to ABL Collateral, the right to take actions with respect to the collateral pursuant to the intercreditor agreements, including directing the collateral agent, resides with the authorized representative of the holders of the largest outstanding principal amount of indebtedness secured by a notes-priority lien on the collateral. If we issue additional notes priority debt in the future in a greater principal amount than the exchange notes, then the authorized representative for that debt would be able to exercise rights under the intercreditor agreements, rather than the authorized representative for the exchange notes.

The collateral securing the exchange notes is subject to casualty risks.

        We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the collateral, the insurance proceeds may not be sufficient to satisfy payment of the exchange notes.

Pledges of equity interests in foreign restricted subsidiaries directly owned by us or a guarantor may not constitute collateral for the repayment of the exchange notes because such pledges will not be perfected pursuant to foreign law pledge documents.

        Part of the security for the repayment of the exchange notes consists of a pledge of 65% of the capital stock of foreign restricted subsidiaries directly owned by us or a guarantor. Although such pledges of capital stock are granted under U.S. security documents, it may be necessary or desirable to perfect such pledges under foreign law pledge documents. We will not be required to provide such foreign law pledge documents. We cannot assure you that all such pledges will be effected and perfected under applicable foreign laws. Unless and until such pledges of equity interests are properly perfected, they may not constitute collateral for the repayment of the exchange notes.

Federal and state statutes allow courts, under specific circumstances, to void the exchange notes, the guarantees and the security interests, subordinate claims in respect of the exchange notes, the guarantees and the security interests and/or require holders of the exchange notes to return payments received.

        If we or any guarantor become a debtor in a case under the U.S. Bankruptcy Code or encounter other financial difficulty, under federal or state fraudulent transfer law, a court may void, subordinate or otherwise decline to enforce the exchange notes, the guarantees and/or the security interests. A court might do so if it found that when we issued the notes or the guarantor entered into its guarantee or when we or the guarantor granted a security interest, or in some states when payments became due under the exchange notes or the guarantees, we or the guarantor received less than reasonably equivalent value or fair consideration and either:

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  was insolvent or rendered insolvent by reason of such incurrence; or

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  was left with inadequate capital to conduct its business; or

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  believed or reasonably should have believed that it would incur debts beyond its ability to pay; or

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  was a defendant in an action for money damages, or had a judgment for money damages docketed against it, if in either case, after final judgment, the judgment was unsatisfied.

        The court might also void an issuance of notes or a guarantee without regard to the above factors, if the court found that we issued the exchange notes or the applicable guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors.

        A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the exchange notes or its guarantee or the security interests, if we or a guarantor did not substantially benefit directly or indirectly from the issuance of the exchange notes. If a court were to void the issuance of the exchange notes or guarantees you would no longer have any claim against us or the applicable guarantor or, with respect to the security interests, a claim with respect to the related collateral. Sufficient funds to repay the exchange notes may not be available from other sources, including the remaining obligors, if any. In addition, the court might direct you to repay any amounts that you already received from us or a guarantor.

        In addition, any payment by us pursuant to the exchange notes made at a time we were found to be insolvent could be voided and required to be returned to us or to a fund for the benefit of our creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give the creditors more than such creditors would have received in a distribution under Title 11 of the United States Code, as amended (the "Bankruptcy Code").

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

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  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

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  if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the exchange notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

        In addition, although each guarantee will contain a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantors from being voided under fraudulent transfer laws, or may reduce that guarantor's obligation to an amount that effectively makes its guarantee of limited value or worthless.

        Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the exchange notes to the claims of other creditors under the principle of equitable subordination, if the court determines that: (i) the holder of the exchange notes engaged in some type of inequitable conduct to the detriment of other creditors; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unjust advantage upon the holder of the exchange notes; and (iii) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Any future note guarantees or additional liens on collateral could also be avoided by a trustee in bankruptcy.

        The indenture governing the exchange notes provides that certain of our future subsidiaries will guarantee the exchange notes and secure their note guarantees with liens on their assets. The indenture governing the exchange notes also requires us and the guarantors to grant liens on certain assets that they acquire after the notes are issued. Any future note guarantee or additional lien in favor of the collateral agent for the benefit of the holders of the exchange notes might be avoidable by the grantor (as debtor-in-possession) or by its trustee in bankruptcy or other third parties if certain events or circumstances exist or occur. For instance, if the entity granting the future note guarantee or additional lien were insolvent at the time of the grant and if such grant was made within 90 days before that entity commenced a bankruptcy proceeding (or one year before commencement of a bankruptcy proceeding if the creditor that benefited from the note guarantee or lien is an "insider" under the Bankruptcy Code), and the granting of the future note guarantee or additional lien enabled the holders of the exchange notes to receive more than they would if the grantor were liquidated under chapter 7 of the Bankruptcy Code, then such note guarantee or lien could be avoided as a preferential transfer.

There is no established trading market for the exchange notes. If an actual trading market does not develop for the exchange notes, you may not be able to resell them quickly, for the price that you paid or at all.

        The exchange notes will constitute a new issue of securities and there is no established trading market for the exchange notes. We do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation systems. The initial purchasers of the outstanding notes have advised us that they intend to make a market in the exchange notes, but they are not obligated to do so. Each initial purchaser may discontinue any market making at any time, in its sole discretion. In addition, market making activity may be limited during the pendency of the exchange offer. As a result, we cannot assure you as to the liquidity of any trading market for the exchange notes.

        We also cannot assure you that you will be able to sell your exchange notes at a particular time or at all, or that the prices that you receive when you sell them will be favorable. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value, or at all. The liquidity of, and trading market for, the exchange notes may also be adversely affected by, among other things:

  •
  the number of holders of the exchange notes;

  •
  prevailing interest rates;

  •
  our operating performance and financial condition;

  •
  the prospects for companies in our industry generally;

  •
  the interest of securities dealers in making a market; and

  •
  the market for similar securities.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices of securities similar to the exchange notes. It is possible that the market for the exchange notes, will be subject to disruptions. Any disruptions may have a negative effect on holders, regardless of our prospects and financial performance.

You may have difficulty selling the outstanding notes that you do not exchange.

        If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your outstanding notes described in the legend on your outstanding notes. The restrictions on transfer of your outstanding notes arise because we issued the outstanding notes under exemptions from, or in transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreement, we do not intend to register the outstanding notes under the Securities Act. The tender of outstanding notes under the exchange offer will reduce the principal amount of the currently outstanding notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding notes that you continue to hold following completion of the exchange offer. See "The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes."

Risks Related to the Exchange Offer

You must comply with the exchange offer procedures in order to receive new, freely tradable exchange notes.

        We will not accept your outstanding notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents or if you comply with the guaranteed delivery procedures for tendering your outstanding notes. Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. If we do not receive your outstanding notes, letter of transmittal and all other required documents by the expiration date of the exchange offer, or you do not otherwise comply with the guaranteed delivery procedures for tendering your outstanding notes, we will not accept your outstanding notes for exchange. Neither we nor the exchange agent is required to notify you of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of outstanding notes, we will not accept your outstanding notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

Any outstanding notes that are outstanding after the consummation of the exchange offer will continue to be subject to existing transfer restrictions, and the holders of outstanding notes after the consummation of the exchange offer may not be able to sell their outstanding notes.

        We did not register the outstanding notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, outstanding notes that are not tendered or that are tendered but not accepted for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. If you continue to hold outstanding notes after the exchange offer, you may be unable to sell the outstanding notes because there will be fewer outstanding notes outstanding. See "The Exchange Offer—How to Tender Outstanding Notes for Exchange" and "The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes."

Some holders who exchange their outstanding notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

        If you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words "believe," "expect," "anticipate," "intend," "estimate" and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward- looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of operating as a public company, our capital programs and environmental expenditures. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under "Risk Factors," that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

  •
  the cyclical nature of the markets we serve;

  •
  the general level of economic activity;

  •
  the loss or reduction of purchases by key customers;

  •
  consolidation of purchasing power among our customers;

  •
  the supply and price levels of essential raw materials, particularly aluminum and steel;

  •
  risks associated with the manufacturing process due to operating hazards and interruptions, including unscheduled maintenance or downtime;

  •
  risks associated with higher energy costs and the risk of disruptions in energy suppliers;

  •
  the adequacy of our insurance coverage;

  •
  our ability to effectively compete in the markets we serve;

  •
  the integrity of our information systems;

  •
  seasonal effects on our customers' purchasing activity;

  •
  adverse weather conditions;

  •
  our ability to adequately protect our intellectual property rights and successfully defend against third-party claims of intellectual property infringement;

  •
  the effect of product liability or warranty claims against us;

  •
  environmental, health and safety laws and regulations;

  •
  our significant indebtedness, and our ability to incur additional debt in the future;

  •
  our ability to remain compliant under the agreements governing our indebtedness;

  •
  our ability to refinance our indebtedness or generate sufficient cash to service all of out indebtedness;

  •
  restrictions under our existing or future debt agreements that limit our operations;

  •
  exposure to adjustments in interest rates;

  •
  declines in our credit and debt ratings;

  •
  instability in the capital and credit markets;

  •
  the risks of doing business in foreign countries;

  •
  fluctuations in foreign currency exchange rates;

  •
  exposure to U.S. and foreign anti-corruption laws and economic sanctions programs;

  •
  state, local and non-U.S. taxes and fluctuations in our tax obligations and effective tax rate;

  •
  adverse effects of foreign taxation;

  •
  adverse changes to accounting rules or regulations;

  •
  the success of our acquisitions or divestitures;

  •
  our ability to attract and retain qualified management and key personnel;

  •
  labor and work stoppages;

  •
  the effects of inflation on our business;

  •
  the potential for future impairment of our goodwill or other intangible assets; and

  •
  global or regional catastrophic events.

        You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, forward- looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except to the extent required by law, rule or regulation.

 RATIO OF EARNINGS TO FIXED CHARGES

        The following table presents our ratio of earnings to fixed charges for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income (loss) from continuing operations before income tax provision (benefit). Fixed charges consist of interest expense, including amortization of debt issuance costs and interest capitalized and the interest portion of rental expense.

	For the Nine Months Ended September 30, 2011	For the Nine Months Ended October 1, 2010	For the Year Ended December 31, 2010	For the Year Ended December 25, 2009	For the Year Ended December 26, 2008		For the Year Ended December 28, 2007	For the Year Ended December 29, 2006
Ratio of earnings to fixed charges	0.14x	0.52x	0.25x	0.01x	(3.77	)x	0.48x	0.91x

        Earnings were insufficient to cover fixed charges for each period presented in the following table:

	For the Nine Months Ended September 30, 2011	For the Nine Months Ended October 1, 2010	For the Year Ended December 31, 2010	For the Year Ended December 25, 2009	For the Year Ended December 26, 2008	For the Year Ended December 28, 2007	For the Year Ended December 29, 2006
	(in thousands)
Fixed charges in excess of earnings	$37,877	$34,396	$52,849	$85,595	$539,272	$45,766	$7,217

 USE OF PROCEEDS

        The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer and we have agreed to pay the expenses of the exchange offer. In exchange for each of the exchange notes, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any increase in our outstanding indebtedness or any change in our capitalization.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2011. You should read this table in conjunction with "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes included elsewhere in this prospectus.

As of September 30, 2011
Actual
(in millions)
Cash and cash equivalents	$16.6

Debt (including current portion):
ABL Credit Facility(1)	25.3
Outstanding notes	375.0
Senior Unsecured Loan Facility	122.7

Total debt	523.0
Total shareholders' deficit	(22.8)

Total capitalization	$500.2

(1)
As of September 30, 2011, we had availability of $42.6 million under the ABL Credit Facility.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data presented below under the caption Statement of Operations Data for the fiscal years ended December 31, 2010, December 25, 2009, December 26, 2008, and the selected consolidated financial data presented below under the caption Balance Sheet Data as of December 31, 2010 and December 25, 2009, are derived from our consolidated financial statements included elsewhere in this prospectus which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected consolidated financial data presented below under the caption Statement of Operations Data for the fiscal year ended December 28, 2007, and the selected consolidated financial data presented below under the caption Balance Sheet Data as of December 26, 2008 and December 28, 2007, are derived from our consolidated financial statements not included in this prospectus which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected historical financial data presented below under the caption Statement of Operations Data for the fiscal year ended December 29, 2006 and the selected consolidated financial data presented below under the caption Balance Sheet Data as of December 29, 2006 has been derived from our unaudited consolidated financial statements not included in this prospectus. The selected historical financial data presented below under the caption Statement of Operations Data for the nine months ended September 30, 2011 and October 1, 2010, and the selected consolidated financial data presented below under the caption Balance Sheet Data as of September 30, 2011 and October 1, 2010, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial information set forth below has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The financial data set forth in this table are not necessarily indicative of our future results of operations and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of and for the
	Nine months ended September 30, 2011(1)	Nine months ended October 1, 2010(1)	Year ended December 31, 2010(1)	Year ended December 25, 2009(1)	Year ended December 26, 2008(1)	Year ended December 28, 2007(1)	Year ended December 29, 2006(1)
	(Unaudited)	(Unaudited)					(Unaudited)
	(in thousands)
Statement of Operations Data:
Net sales	$714,017	$671,985	$883,700	$812,055	$1,173,493	$1,245,631	$1,140,417
Cost of goods sold (excluding depreciation and amortization)	596,488	551,631	732,451	675,126	1,009,392	1,052,838	941,426

Gross profit	117,529	120,354	151,249	136,929	164,101	192,793	198,991
Selling and general (excluding depreciation and amortization)	75,108	71,512	93,581	90,603	110,608	101,189	90,793
Multiemployer pension withdrawal expense	1,200	—	—	—	—	—	—
Depreciation and amortization	28,064	27,159	38,700	39,721	55,348	57,590	52,689
Debt restructuring and forbearance expenses	—	—	—	14,506	3,798	—	—
Goodwill and other impairments	—	—	—	3,516	401,376	—	—

Income (loss) from operations	13,157	21,683	18,968	(11,417)	(407,029)	34,014	55,509
Interest expense	(42,122)	(53,896)	(68,333)	(84,204)	(109,527)	(84,923)	(74,675)
Gain on extinguishment of debt	—	—	—	8,723	—	—	—
Other income (loss), net	(8,912)	(2,183)	(3,484)	1,303	(22,716)	5,143	11,949

Loss from continuing operations before income taxes	(37,877)	(34,396)	(52,849)	(85,595)	(539,272)	(45,766)	(7,217)
Provision (benefit) for income taxes	(375)	(7,547)	(14,461)	(1,297)	(61,078)	(2,529)	(3,374)

Loss from continuing operations	(37,502)	(26,849)	(38,388)	(84,298)	(478,194)	(43,237)	(3,843)
Loss from discontinued operations, net of tax	—	(116)	(152)	(1,330)	(22,413)	(6,194)	(1,830)

Net loss	$(37,502)	$(26,965)	$(38,540)	$(85,628)	$(500,607)	$(49,431)	$(5,673)

Balance Sheet Data:
Cash and cash equivalents	$16,587	$15,192	$24,902	$69,944	$48,658	$8,272	$16,425
Working capital(2)	115,761	133,716	120,476	163,393	167,849	138,828	217,296
Total assets	706,576	720,554	666,890	758,626	841,966	1,423,648	1,440,062
Total debt, including current portion	522,960	518,056	503,169	525,319	884,740	812,401	807,849
Total shareholders' equity (deficit)	(22,797)	20,093	9,831	47,060	(259,282)	273,771	320,245

(1)
Our fiscal year ends on the last Friday in December of each calendar year. Our fiscal year ended December 31, 2010 is based on a 53 week period. Our fiscal years ended December 25, 2009, December 26, 2008, December 28, 2007 and December 29, 2006 are based on a 52 week period. Additionally, our interim reporting is based on a 13 week quarterly closing calendar with a fiscal year-end on the last Friday in the month of December. The nine month period ended September 30, 2011 includes 39 weeks compared to 40 weeks for the nine month period ended October 1, 2010.

(2)
We define working capital as current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements" and elsewhere in this prospectus. All significant intercompany accounts and transactions have been eliminated in consolidation. We operate on a 52 or 53 week fiscal year ending on the last Friday in December. Our fiscal years consisted of 53 weeks for the year ended December 31, 2010 and 52 weeks for each of the years ended December 25, 2009 and December 26, 2008. Additionally, our interim reporting is based on a 13 week quarterly closing calendar with a fiscal year-end on the last Friday in the month of December. The nine month period ended September 30, 2011 includes 39 weeks compared to 40 weeks for the nine month period ended October 1, 2010.

        Our MD&A includes the following sections:

  •
  Overview and Executive Summary provides an overview of our business.

  •
  History discusses the history of our organization and recent restructuring activity.

  •
  Results of Operations provides an analysis of our financial performance and results of operations for the nine months ended September 30, 2011 and October 1, 2010, fiscal 2010 compared to fiscal 2009 and fiscal 2009 compared to fiscal 2008.

  •
  Liquidity and Capital Resources provides an overview of our financing, capital expenditures, cash flows and contractual obligations.

  •
  Critical Accounting Policies provides a discussion of our accounting policies that require critical judgment, assumptions and estimates.

  •
  Recently Adopted Accounting Pronouncements provides a brief description of significant accounting standards which were adopted during the periods presented.

  •
  Quantitative and Qualitative Disclosures About Market Risk discusses market risks we face from changes in interest rates, currency exchange rates and commodity prices.

Overview and Executive Summary

        We are a leading international producer of metal and vinyl products sold to building products and recreational vehicle (RV) markets primarily in North America and Europe. We are a leader in several niche product categories, including preformed roof-drainage products sold in the U.S., metal roofing and siding for wood frame construction in the U.S., and aluminum siding for towable RVs in the U.S. and Europe. Sales to the building products and RV markets accounted for approximately 73% and 15% of our 2010 net sales, respectively.

        Our customers are located predominantly throughout North America and Europe and include distributors, contractors and home improvement retailers, as well as RV, transportation and other original equipment manufacturers, or OEMs. We have extensive in-house manufacturing and distribution capabilities for our more than 10,000 unique products and operate through a network consisting of 40 facilities, including 32 located in the U.S., two in Canada and six in Europe. We have over 50 years of experience manufacturing building products and RV exterior components, including our time as a division of our former parent, Alumax Inc., or Alumax, a fully integrated aluminum producer acquired by Alcoa Inc. in 1998. We have operated as an independent company since 1996 when our division was acquired in a management-led buyout.

        The following charts show our net sales by end market, business segment and geography during the year ended December 31, 2010:

Net Sales by End Market	Net Sales by Business Segment	Net Sales by Geography

        For the year ended December 31, 2010, we had total net sales of approximately $884 million, a net loss of approximately $39 million, and Adjusted EBITDA of approximately $69 million, which represent increases of 9% in net sales and 20% in Adjusted EBITDA as compared to the year ended December 25, 2009. We believe these improved results are indicative of a modest recovery in our business following the global economic downturn. For comparison, our net sales and Adjusted EBITDA, excluding pro forma amounts for acquired businesses, were approximately $1.1 billion and $115 million, respectively, for the year ended December 29, 2006, the last full year before the economic downturn. For a reconciliation of net income (loss) to Adjusted EBITDA, see footnote 3 in "Summary Consolidated Financial Information."

        Our operating performance is primarily affected by the strength of demand for residential and non-residential building materials as well as, to a lesser extent, recreational vehicles in the United States and Western Europe. In 2010, our net sales increased as a result of modest recovery in the residential and RV markets as well as successful new business development initiatives. These increases, despite a decline in sales to U.S. non-residential markets, drove an 8.8% net sales increase, which contributed to a $30.9 million increase in income from operations in 2010 compared to 2009. Improvement in 2010 follows results in 2009 and 2008 that reflected the challenging market conditions affected by a recessionary economic environment and high levels of unemployment. The prolonged financial market and economic turmoil of 2008 and 2009 caused a significant downturn in the key markets we serve, including the residential repair and remodel, non-residential construction, and RV industries. The decline in consumer spending for residential repair, remodel and maintenance activity significantly impacted our sales to contractors, distributors and home improvement retailers, and sales of non-residential products in our U.S. Non-Residential Building Products segment dropped dramatically during 2009 due to lower levels of consumer confidence, credit availability, disposable income and commercial construction. In addition, the U.S. towable RV market suffered a 29% decline in shipments in 2008 and an additional 27% decline in 2009.

        To address these challenges, during 2008, 2009 and 2010 we focused on achieving greater operational effectiveness and undertook significant cost cutting measures to improve our operating results. From January 2008 to September 2011, we reduced the number of manufacturing facilities that we operate from 70 to 40. In addition, we effected work force reductions to adjust our production to lower levels of market demand and to realize permanent savings related to a more efficient, centralized organizational structure. An increase in our gross margin from 14.0% in 2008 to 17.1% in 2010 provides evidence of the cost reductions we have achieved. Accordingly, we believe we are well positioned to benefit from further recovery in the markets that we serve.

Key Factors Affecting our Business

        Niche Product Offering.    Many of our products address a niche within broader markets, such as preformed roof-drainage products, vinyl windows for UK holiday homes and the Western United States market, metal roofing and siding for wood frame construction and aluminum siding for RVs and holiday homes. Because our products occupy a niche role, the levels of activity in our end markets do not maintain a strict correlation to broader economic indicators and may not improve or decline commensurately with fluctuations in general economic conditions.

        Market Factors Affecting Product Demand.    Our sales are particularly affected by the drivers of activity in our end-markets, which are beyond our control. Demand for our residential building products is primarily affected by residential repair and remodel activity, which depends upon the availability of home equity and consumer financing, the turnover and aging of housing stock, wear and tear (including weather damage), consumer sentiment, and, in the case of our vinyl window products, consumer interest in energy efficiency. Demand for our non-residential building products is affected by consumer confidence, interest rates, consumer disposable income, the strength of agricultural markets, consumer access to affordable financing and commercial construction trends. Demand for our RV products is affected by, among other things, consumer discretionary spending levels, availability of consumer lending and gas prices.

        Aluminum and Steel Prices.    Historically, over 70% of our raw material costs consist of the cost of aluminum and steel raw materials. Aluminum and steel prices are highly volatile. Historically we have sought to pass raw material price increases and decreases on to our customers. However, due to the volatility in aluminum and steel pricing, our net sales and cost of goods sold can fluctuate significantly despite little or no change in the volume of our shipments. Also, in periods of rapidly declining aluminum and steel prices, we may place orders for raw materials at higher prices for particular customers who become unable to buy our product due to adverse economic conditions, resulting in potential losses. As a result, our results from quarter to quarter can be significantly affected by aluminum and steel prices. We do not engage in hedging activities intended to manage long-term risks related to movements in market prices of steel and aluminum raw materials.

        Competition.    The end-markets in which we compete are highly competitive. Competitive factors in our industry include, among others, changes in market penetration, increased price competition, the introduction of new products and technology by existing and new competitors, changes in marketing, product diversity, sales and distribution and the ability to supply products to customers in a timely manner. Branding is not a significant factor in the sales of most of our products to the end user and the barriers to entry resulting from product branding are therefore lower.

        Exchange Rates.    Our financial position, results of operations and cash flows can be affected by changes in exchange rates (primarily the Euro, British pound sterling and Canadian dollar). Weakening or strengthening of these foreign currencies relative to the U.S. dollar will reduce or increase, respectively, amounts recorded in our consolidated financial statements related to our foreign operations. We have historically entered into currency agreements and interest rate agreements with major banking institutions as part of a risk-management strategy to reduce the impact to us of exchange rate and interest rate fluctuations. See "—Quantitative and Qualitative Disclosures About Market Risk."

        Seasonality.    Our sales volumes have historically been higher in the second and third quarters due to the seasonal demand of the building products markets served. First and fourth quarter sale volumes are generally lower primarily due to reduced repair and remodel activity and reduced activity in the building and construction industry as a result of colder and more inclement weather in our geographic end markets, as well as customer plant shutdowns in the RV and automotive industries during holidays and model changeovers.

History

Origin as an Independent Company

        Prior to 1996, our business was a division of our former parent, Alumax. Our inception as an independent company was the result of a management-led buyout on September 25, 1996, when our former holding company purchased, through its wholly owned subsidiaries, all of the issued and outstanding capital stock of Alumax's subsidiaries which operated a portion of Alumax's fabricated products business. On June 12, 2003, Citigroup Venture Capital Equity Partners, L.P. ("CVCEP") and its affiliates acquired a majority of our common stock with management of CVCEP and directors and management of our company holding the remaining shares.

The Acquisition by the Equity Sponsors

        On June 29, 2005, we were acquired by private equity funds affiliated with Goldman, Sachs & Co. and certain members of our senior management (the "Acquisition"). The aggregate purchase price paid for all of our common stock (including shares of common stock issuable upon the exercise of options) in connection with the Acquisition was $1,038.0 million, excluding fees and related expenses, less outstanding debt, net of cash and cash equivalents, and certain transaction expenses. In connection with the Acquisition, our then-existing equity sponsors made an equity contribution of $311.3 million and management rolled over approximately $20.7 million of equity (which included a rollover of $11.1 million of fully vested and exercisable options). In addition, we incurred $750.0 million of debt to finance the Acquisition.

Restructuring

        On June 29, 2009, we, our then-existing equity sponsors, our lenders and management shareholders agreed to a restructuring of indebtedness owed to lenders under our then-existing first and second lien credit agreements and of amounts owed to counterparties to our existing interest rate swaps (the "Restructuring"). Under the terms of the Restructuring, the lenders cancelled 100% of amounts owed under our second lien credit agreement, consisting of principal and accrued interest of $191 million and $12 million, respectively, in exchange for 100% of the issued and outstanding common stock of our parent Euramax Holdings, Inc. as of the date of the Restructuring. The common stock was issued to lenders in proportion to their holdings of the second lien loans immediately prior to the Restructuring. Our then-existing equity sponsors lost all of their equity investment in us. See "—Liquidity and Capital Resources" for additional information regarding the Restructuring.

Recent Initiatives

        Since the second quarter of 2008, we have worked to operate a more efficient, lower cost business. Between January 2008 and September 2011, we closed 31 facilities representing approximately 28.2% of our square footage devoted to U.S. manufacturing and distribution. These closures eliminated redundant and less profitable or unprofitable facilities while reducing supervisory and administrative personnel. Beginning in June 2008, we centralized the implementation and execution of our lean manufacturing initiatives and related integrated sales and operations planning. We have also invested in a market leading enterprise resource planning, or ERP, system that we have implemented within our U.S. Non-Residential Building Products segment, our U.S. Residential Building Products segment and our corporate offices. We expect to deploy this system in our remaining U.S. segment within the next two years. Further, we have undertaken a significant number of initiatives to improve our freight and logistics productivity and reduce our shipping costs. Recent improvements reflect the results of our ongoing initiatives to centralize our management controls, rationalize our operating structure and implement best practices to improve our manufacturing culture.

Results of Operations

        Our financial performance is affected by, among other factors, underlying trends in the United States and Europe that influence demand for products sold to residential repair and remodeling, non-residential construction and RV markets.

  •
  Our building products sold for residential repair and remodeling include roof drainage products, vinyl windows, patios and awnings, and doors. Projects that utilize many of our roof drainage repair and remodeling products are often low cost activities that are necessary to prevent home damage as a result of wear and tear or weather damage. Roof drainage repair projects are often low cost and non-discretionary in nature. Repair and remodeling activity related to products other than roof drainage are typically higher cost and driven by turnover and aging of housing stock, consumer sentiment, availability of home equity and consumer financing and, in the case of our vinyl window products, consumer interest in energy efficiency.

  •
  Our building products sold for non-residential construction include, in the United States, light gauge steel and aluminum roofing and siding panels, trim and hardware and, in Europe, the Middle East and Asia, roll coated aluminum coil and sheet. Demand for these products is driven by consumer confidence, interest rates, consumer disposable income, the strength of agricultural markets, consumer access to affordable financing and commercial construction trends.

  •
  Our products sold for the RV market include siding, roofing and doors. Demand for these RV products is driven by trends in disposable income, interest rates and general economic conditions, as well as similar demographic trends relating to the increased proportion of the United States and European population in the 55 through 74 year old age group, who serve as an important source of demand for our RV products.

        Our sales volumes have historically been higher in the second and third quarters due to the seasonal demand of the building products markets served. Our working capital needs have been at their highest during these periods as well. See "Risk Factors—Risks Related to Our Business—Our business is subject to seasonality, with our highest sales volumes historically occurring during our second and third quarters."

        The following table sets forth our statements of operations data expressed as a percentage of net sales:

	Nine months ended September 30, 2011	Nine months ended October 1, 2010	Year ended December 31, 2010	Year ended December 25, 2009	Year ended December 26, 2008
Statement of Earnings Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of goods sold (excluding depreciation and amortization)	83.5%	82.1%	82.9%	83.1%	86.0%
Selling and general (excluding depreciation and amortization)	10.5%	10.6%	10.6%	11.2%	9.4%
Multiemployer pension withdrawal expense	0.1%	—	—	—	—
Debt restructuring and forbearance expenses	—	—	—	1.8%	0.3%
Depreciation and amortization	3.9%	4.1%	4.4%	4.9%	4.7%
Goodwill and other impairments	—	—	—	0.4%	34.2%

Income (loss) from operations	1.8%	3.2%	2.1%	(1.4)%	(34.7)%
Interest expense	(5.9)%	(8.0)%	(7.7)%	(10.4)%	(9.3)%
Gain on extinguishment of debt	—	—	—	1.1%	—
Other income (loss), net	(1.3)%	(0.3)%	(0.4)%	0.2%	(1.9)%

Loss from continuing operations before income taxes	(5.4)%	(5.1)%	(6.0)%	(10.5)%	(46.0)%
Provision (benefit) for income taxes	(0.1)%	(1.1)%	(1.6)%	(0.2)%	(5.2)%

Loss from continuing operations	(5.3)%	(4.0)%	(4.4)%	(10.3)%	(40.8)%
Loss from discontinued operations, net of tax	—	—	—	(0.2)%	(1.9)%

Net (loss)	(5.3)%	(4.0)%	(4.4)%	(10.5)%	(42.7)%

Nine Months Ended September 30, 2011 Compared to the Nine Months Ended October 1, 2010.

        The nine month period ended September 30, 2011 includes 39 weeks compared to 40 weeks in the nine month period ended October 1, 2010. The following table sets forth net sales and income (loss) from operations data by segment for the nine months ended September 30, 2011 and October 1, 2010:

	Net Sales			Income (Loss) from Operations
	Nine Months Ended September 30, 2011	Nine Months Ended October 1, 2010	Increase (Decrease)	Nine Months Ended September 30, 2011	Nine Months Ended October 1, 2010	Increase (Decrease)
	(Dollars in millions)
U.S. Residential Building Products	$189.2	$193.2	(2.1)%	$14.7	$19.7	(25.4)%
U.S. Non-Residential Building Products	152.7	149.0	2.5%	4.1	(3.1)	N/A
U.S. RV and Specialty Building Products	116.3	114.4	1.7%	(3.9)	1.9	N/A
European Roll Coated Aluminum	190.4	154.5	23.2%	11.4	13.9	(18.0)%
European Engineered Products	65.4	60.9	7.4%	(0.4)	1.1	N/A
Other Non-Allocated	—	—	—%	(12.7)	(11.8)	7.6%

Totals	$714.0	$672.0	6.3%	$13.2	$21.7	(39.2)%

        Net Sales.    Net sales include revenue recognized from the sales of our products less provisions for returns, allowances, rebates and discounts. Our net sales increased $42.0 million, or 6.3%, to $714.0 million in the first nine months of 2011 compared to $672.0 million in the first nine months of 2010, despite fewer weeks in the first nine months of 2011 compared to 2010. Net sales increased primarily as a result of higher selling prices due to increases in aluminum and steel raw material costs. The strengthening of foreign currencies, primarily the euro and British pound sterling against the U.S. dollar, also resulted in a $15.9 million increase in net sales during the first nine months of 2011. Volume increases reflecting strengthening demand in certain European non-residential building and transportation markets were offset by a decline in demand among certain U.S. Residential and Non-Residential Building Products customers.

        Net sales of our U.S. Residential Building Products segment declined $4.0 million, or 2.1%, to $189.2 million in the first nine months of 2011 compared to $193.2 million in the first nine months of 2010. This decline in net sales resulted primarily from volume reductions attributable to lower demand from distributors for our roof drainage, roof edge and related products. Demand from home improvement retailers increased compared to the first nine months of 2010. Higher demand from home centers was broadly consistent with year over year growth in U.S. residential and remodel spending and includes the impact of severe weather during the third quarter of 2011. We believe sales to distributors were negatively impacted by economic uncertainty affecting consumer sentiment and demand for higher cost replacement projects. Declining sales volumes were partially offset by higher selling prices to both home center and distributor customers necessitated by escalating aluminum and other raw material costs.

        Net sales of our U.S. Non-Residential Building Products segment increased $3.7 million, or 2.5%, to $152.7 million in the first nine months of 2011 compared to $149.0 million in the first nine months of 2010. Higher relative sales prices as a result of rising steel raw material costs were offset by declining demand from contractors, builders, and lumber yards in the non-residential construction markets.

        Net sales of our U.S. RV and Specialty Building Products segment increased $1.9 million, or 1.7%, to $116.3 million in the first nine months of 2011 compared to $114.4 million in the first nine months of 2010. This increase in net sales resulted primarily from higher demand from manufactured housing producers and for aluminum, steel, fiberglass and laminated products from original equipment manufacturers in the transportation industry. Sales volumes for vinyl windows and patio components sold to contractors and aluminum coil sold to distributors also increased as a result of higher levels of consumer spending on home improvement, repair and remodeling activities. These increases were offset by a decline in sales volumes for RV sidewalls and doors compared to the first nine months of 2010.

        Total net sales for our U.S. segments increased $1.6 million, or 0.4%, to $458.2 million in the first nine months of 2011 from $456.6 million in the first nine months of 2010. Volume decreases in the U.S. Residential Building Products segment and U.S. Non-Residential Building Products segment accounted for net sales declines of $14.1 million and $6.1 million, respectively. Sales volume declines in the U.S. segments were partially offset by sales price increases necessitated by higher aluminum and steel raw material costs of approximately $20.6 million and by higher net sales in the U.S. RV and Specialty Building Products segment.

        Net sales of our European Roll Coated Aluminum segment increased $35.9 million, or 23.2%, to $190.4 million in the first nine months of 2011 compared to $154.5 million in the first nine months of 2010. This increase in net sales resulted primarily from higher sales prices, reflecting higher aluminum raw material costs, compared to the first nine months of 2010. Net sales also increased due to higher sales volumes of specialty coated coil and panels sold to OEMs in the transportation industry and to producers of commercial panels used in commercial construction applications including roofing and siding. The increase in sales volumes to commercial panel producers reflects stable market demand and successful business development initiatives directed at increasing our market share of industrial and architectural projects throughout Europe, the Middle East and China. Sales increases were offset by a slight decline in sales of RV sidewalls. The strengthening of the euro and British pound sterling against the U.S. dollar resulted in higher net sales of $11.7 million compared to the first nine months 2010.

        Net sales of our European Engineered Products segment increased $4.5 million, or 7.4%, to $65.4 million in the first nine months of 2011 compared to $60.9 million in the first nine months of 2010. Strengthening of the euro and British pound sterling against the U.S. dollar resulted in higher net sales of $3.7 million compared to the first nine months of 2010. Higher sales volumes of various metal-based products, including windows sold to bus manufacturers, specialty coated metals for the appliance and transportation markets, and engineered transportation components sold to transportation suppliers, were offset by declines in net sales as a result of lower levels of holiday home production and consumer spending in the UK market.

        Total net sales for our European segments increased $40.4 million, or 18.8%, to $255.8 million in the first nine months of 2011 compared to $215.4 million in the first nine months of 2010. Rising demand in several of our end markets, favorable foreign currency fluctuations, and higher selling prices contributed to the overall net sales increase. Strengthening of the euro and British pound sterling against the U.S. dollar resulted in higher net sales of $15.4 million compared to the first nine months of 2010. We estimate that higher selling prices resulting from higher aluminum and steel raw material costs increased European net sales by approximately $14.9 million.

        Cost of Goods Sold.    Cost of goods sold includes the cost of raw materials, manufacturing labor, packaging, utilities, freight, maintenance and other elements of manufacturing overhead. Cost of goods sold increased $44.9 million, or 8.1%, to $596.5 million in the first nine months of 2011 from $551.6 million in the first nine months of 2010. This increase reflects higher aluminum and steel raw material costs and higher freight costs in the first nine months of 2011. Additionally, the strengthening of foreign currencies, primarily the euro and British pound sterling, against the U.S. dollar resulted in higher cost of goods sold of approximately $13.3 million compared to the first nine months of 2010.

        Selling and General.    Selling and general expenses include salaries, benefits, incentive compensation, insurance, travel and entertainment and other administrative costs. Selling and general expenses increased $3.6 million, or 5.0%, to $75.1 million in the first nine months of 2011 compared to $71.5 million in the first nine months of 2010. This increase is primarily the result of $2.5 million of legal and professional fees related to capital market activities and indirect tax consulting and legal fees related to the Company's debt offering and other financing transactions during the first quarter of 2011. Strengthening of the euro and British pound sterling against the U.S. dollar resulted in higher selling and general expenses of approximately $1.3 million. Selling and general costs for the European Roll Coating segment also increased as a result of higher sales volume and investment in business development initiatives.

        Multiemployer pension withdrawal expense.    In the second quarter of 2011, we recorded a $1.2 million charge in our U.S. Residential Building Products segment for liabilities associated with the early withdrawal from a multiemployer pension plan covering hourly employees in our Romeoville, IL facility. The liability represents the present value of estimated future payments for our proportionate share of unfunded vested benefits under the multiemployer plan. The actual liability will not be known until the plan trustee completes a final assessment of the withdrawal liability. This liability is expected to be settled over a 10 to 20 year period.

        Depreciation and Amortization.    Depreciation and amortization increased $0.9 million, or 3.3%, to $28.1 million in the first nine months of 2011 compared to $27.2 million in the first nine months of 2010.

        Income From Operations.    As a result of the aforementioned items, our income from operations declined $8.5 million, or 39.2%, to $13.2 million for the first nine months of 2011 compared to $21.7 million for the first nine months of 2010.

        Income from operations of our U.S. Residential Building Products segment declined $5.0 million, or 25.4%, to $14.7 million for the first nine months of 2011 compared to $19.7 million for the first nine months of 2010. This is primarily related to a decline in net sales volume, partially offset by an increase in selling prices attributable to rising aluminum and steel costs.

        Income (loss) from operations of our U.S. Non-Residential Building Products segment improved $7.2 million to income of $4.1 million for the first nine months of 2011 compared to a loss of $(3.1) million in the first nine months of 2010. This improvement was primarily the result of higher selling prices necessitated by rising steel costs and due to lower selling and general costs. These increases were offset by an overall decrease in net sales volumes.

        Income (loss) from operations of our U.S. RV and Specialty Building Products segment declined $5.8 million to a loss of $(3.9) million for the first nine months of 2011 from income of $1.9 million for the first nine months of 2010. This decline, despite an overall increase in net sales volume, was primarily related to increases in raw material costs which were only partially offset by selling price increases. Operating results for this segment reflect softening in RV demand associated with rising gas prices and continuing economic uncertainty among consumers.

        Income from operations of our European Roll Coated Aluminum segment declined $2.5 million, or 18.0%, to $11.4 million for the first nine months of 2011 from $13.9 million for the first nine months of 2010. This decline, despite higher sales volumes, was primarily due to rising raw material costs which were only partially offset by selling price increases. Selling and general costs have also increased as a result of anticipated growth and current business development initiatives.

        Income (loss) from operations of our European Engineered Products segment declined $1.5 million to a loss of $(0.4) million for the first nine months of 2011 compared to income of $1.1 million for the first nine months of 2010. The decline, despite higher sales volumes, was primarily due to higher labor and overhead costs and higher selling and general costs compared to the first nine months of 2010.

        Interest Expense.    Interest expense declined $11.8 million, or 21.9%, to $42.1 million in the first nine months of 2011 compared to $53.9 million in the first nine months of 2010. The decline in interest expense is primarily due to voluntary prepayments of the Company's First Lien Credit Facility during the third quarter of 2010, totaling approximately $35.0 million, which reduced the outstanding principal balance. In addition, on March 18, 2011 the Company issued new senior secured notes at an interest rate of 9.5% and senior unsecured notes at an interest rate of 12.25% with the proceeds used to settle outstanding amounts under the Company's First Lien Credit Facility, which carried a higher rate of interest.

        Other Income (Loss), Net.    Other loss, net includes translation gains and losses on intercompany obligations, gains and losses on asset disposals, interest income and other income or expense items of a non-operating nature. Other loss in the first nine months of 2011 of $(8.9) million included a translation loss of $(7.3) million and losses of $(1.6) million related to the loss on extinguishment of indebtedness under the First Lien Credit Facility primarily related to the write-off of capitalized deferred financing fees. Other loss, net in the first nine months of 2010 of $(2.2) million consisted primarily of translation losses on intercompany obligations.

        Provision (benefit) for Income Taxes.    We reported an income tax benefit of $0.4 million for the nine months ended September 30, 2011, as compared to a benefit of $7.5 million for the nine months ended October 1, 2010. Our effective tax rates were 1.0% for the nine months ended September 30, 2011 and 21.9% for the nine months ended October 1, 2010.

        The effective rate for the first nine months of 2011 differed from the U.S. statutory rate primarily due to state income taxes, lower tax rates of our foreign operations as compared to the U.S. federal rates, U.S. tax impact of foreign dividends and non-deductible foreign currency transaction gains and losses, and recognition of a valuation allowance on losses in the United States.

        The effective rate for the first nine months of 2010 differed from the U.S. statutory rate primarily due to state income taxes, lower tax rates of our foreign operations as compared to the U.S. federal rates, recognition of a valuation allowance on state losses in the United States, and U.S. tax impact of foreign dividends and non-deductible foreign currency transaction gains and losses.

        Our effective tax rate reflects a full valuation allowance on losses in the United States. Without a valuation allowance, earnings from the United States are generally taxed at rates higher than the foreign statutory tax rates. A change in the mix of pretax income from the various tax jurisdictions can have a significant impact on our periodic effective tax rate.

        Net Loss.    Our net loss was $(37.5) million for the first nine months of 2011, as compared to a net loss of $(27.0) million for the first nine months of 2010.

Year Ended December 31, 2010 Compared to the Year Ended December 25, 2009.

        The year ended December 31, 2010 includes 53 weeks compared to 52 weeks in the year ended December 25, 2009. The following table sets forth net sales and income (loss) from operations data by segment for the years ended December 31, 2010 and December 25, 2009:

	Net Sales			Income (Loss) from Operations
	Year Ended December 31, 2010	Year Ended December 25, 2009	Increase (Decrease)	Year Ended December 31, 2010	Year Ended December 25, 2009	Increase (Decrease)
	(dollars in millions)
U.S. Residential Building Products	$244.5	$232.1	5.3%	$13.9	$26.5	(47.5)%
U.S. Non-Residential Building Products	203.4	211.9	(4.0)%	(5.8)	0.6	(1,066.7)%
U.S. RV and Specialty Building Products	146.1	119.0	22.8%	(3.3)	(8.6)	61.6%
European Roll Coated Aluminum	210.5	180.3	16.7%	15.5	(3.8)	507.9%
European Engineered Products	79.2	68.8	15.1%	(1.1)	(6.8)	83.8%
Other Non-Allocated	—	—	—	(0.2)	(19.3)	99.0%

Totals	$883.7	$812.1	8.8%	$19.0	$(11.4)	266.7%

        Net Sales.    Net sales include the revenue recognized from the sales of our products less provisions for returns, allowances, rebates and discounts. Our net sales increased $71.6 million, or 8.8%, to $883.7 million in 2010 compared to $812.1 million in 2009 as global economic concerns diminished and pent up demand for many of our products was released.

        Net sales of our U.S. Residential Building Products segment increased $12.4 million, or 5.3%, to $244.5 million in 2010 from $232.1 million in 2009. This increase in net sales resulted primarily from price increases necessitated by an increase in aluminum and other raw material costs. Volume increases for the year were approximately 0.8%. This increase reflects an increase in volume in the first half of 2010 compared to the first half of 2009 of approximately 15.2% primarily attributable to improving core market demand, augmented by severe winter weather in the Northeast U.S. and above average levels of rain in the Southeast U.S. Volume for the second half of 2010 compared to the second half of 2009 declined approximately 10.7% primarily related to the strength of pent up demand that was released by customers in the second half of 2009.

        Net sales of our U.S. Non-Residential Building Products segment declined $8.5 million, or 4.0%, to $203.4 million in 2010 from $211.9 million in 2009. This decrease in net sales resulted primarily from sales volume reductions which were partially offset by selling price increases. The decline in sales volume was attributable to a decline in market demand for steel and aluminum roofing and siding sold to distributors, contractors, lumber yards, and builders for both wood framed and non-wood framed construction. The volume decline in this segment was less than half of the decline in commercial construction from 2009 to 2010 as measured by McGraw Hill. We believe this to be attributable to the less cyclical and lower cost nature of wood-framed construction as compared to the broader commercial construction market.

        Net sales of our U.S. RV and Specialty Building Products segment increased $27.1 million, or 22.8%, to $146.1 million in 2010 from $119.0 million in 2009. This increase in net sales resulted primarily from sales volume increases. The increase in net sales volume was attributable to stronger demand for RV sidewalls and doors, vinyl windows, patio components and aluminum coil. Demand for RV sidewalls and doors increased as consumer demand for towable RVs increased. Compared to 2009, wholesale shipments of towable RVs in 2010 increased 39%. Despite this significant improvement, RV units produced in 2010 remained more than 35% below the annual average production. Demand for vinyl windows, patio components and aluminum coil increased as a result of broader economic improvement and higher levels of consumer spending on home improvement, repair and remodeling.

        This segment accounted for $146.1 million, or 16%, of our net sales in 2010. We estimate that we sold at least 50% of the aluminum sidewalls and 26% of the doors used in the production of towable RVs in the United States in 2010. In addition, we believe that we are the only supplier of aluminum sidewalls in the United States with in-house coil coating capabilities. After declining in 2008 and 2009, the towable RV market grew 42% in 2010 according to the Recreation Vehicle Industry Association, or RVIA. We expect additional long-term growth in this segment to be driven by product development opportunities in the transportation industry, as well as a recovery in demand for vinyl replacement windows and patios in west coast markets.

        Total net sales for our U.S. segments increased $31.0 million, or 5.5%, to $594.0 million in 2010 from $563.0 million in 2009.

        Net sales of our European Roll Coated Aluminum segment increased $30.2 million, or 16.7%, to $210.5 million in 2010 from $180.3 million in 2009. This increase in net sales resulted primarily from an increase in sales volume of specialty coated coil and panels sold to European RV OEMs and producers of commercial panels used in commercial construction applications including roofing and siding. Although sales for the European RV market remained relatively flat during 2010 according to the ECF, the increase in sales volume to commercial panel producers reflects stable market demand and successful business development initiatives directed at increasing our market share of industrial and architectural projects throughout Europe, the Middle East and China. Weakening of the Euro and British pound sterling against the U.S. dollar reduced our 2010 net sales $9.0 million compared to 2009.

        Net sales of our European Engineered Products segment increased $10.4 million, or 15.1%, to $79.2 million in 2010 from $68.8 million in 2009. This increase in net sales resulted primarily from an increase in sales volume of windows and doors for factory built holiday homes in the United Kingdom and automotive components for European automotive and transportation OEMs. Weakening of the Euro and British pound sterling against the U.S. dollar reduced our 2010 net sales $2.1 million compared to 2009. Increases were also partially offset by a reduction in sales volume of vinyl replacement windows to UK home centers.

        Total net sales for our European segments increased $40.6 million, or 16.3%, to $289.7 million in 2010 from $249.1 million in 2009. Weakening of the Euro and British pound sterling against the U.S. dollar decreased our 2010 net sales $11.1 million compared to 2009.

        Cost of Goods Sold.    Cost of goods sold includes the cost of raw materials, manufacturing labor, packaging, utilities, freight, maintenance and other elements of manufacturing overhead. Cost of goods sold increased $57.3 million, or 8.5%, to $732.5 million in 2010 from $675.1 million in 2009. This increase reflects higher raw material, labor, packaging, freight and utility costs due to higher sales volume. The percentage increases in these costs were generally less than the 8.8% increase in net sales for the same period, contributing to an increase in gross margin to 17.1% for 2010 from 16.9% for 2009. In addition to volume, cost of goods sold increased due to increases in aluminum, steel and copper raw material costs

        Selling and General.    Selling and general expenses include salaries, benefits, incentive compensation, insurance, travel and entertainment and other administrative costs. Selling and general expenses increased $3.0 million, or 3.3%, to $93.6 million in 2010 from $90.6 million in 2009. This increase is primarily attributable to an increase in selling and administrative costs to support higher sales volumes during 2010, partially offset by lower employee severance costs and bad debt expense.

        Debt Restructuring and Forbearance Expenses.    Debt restructuring and forbearance expenses include professional fees for attorneys and other advisors to the Company and its lenders in connection with the restructuring of our debt. Restructuring and forbearance expenses related to the restructuring of our debt were $14.5 million in 2009. No restructuring and forbearance expenses were recorded in 2010.

        Depreciation and Amortization.    Depreciation and amortization declined $1.0 million, or 2.5%, to $38.7 million in 2010 from $39.7 million in 2009. The decline resulted from an increase in the amount of assets that have become fully depreciated.

        Other Impairments.    In 2009, due to declines in RV demand, we closed our Ft. Wayne, Indiana facility which was devoted to the manufacture of fiberglass products for the RV industry. As a result, we wrote down our investment in this facility by $3.5 million to its expected salvage value. No such impairments were recorded in 2010.

        Income (Loss) From Operations.    As a result of the aforementioned items, our income from operations was $19.0 million for 2010, as compared to a loss of $(11.4) million for 2009.

        Income from operations of our U.S. Residential Building Products segment declined $12.6 million to $13.9 million for 2010 from $26.5 million for 2009. The decline relates primarily to higher raw material, labor, packaging, freight, and utility costs partially offset by an increase in net sales volume and reductions in selling and general expenses.

        Income (loss) from operations of our U.S. Non-Residential Building Products segment declined $6.4 million to a loss of $(5.8) million for 2010 from income of $0.6 million in 2009. This is primarily related to a decline in net sales volume, partially offset by an increase in gross margin resulting from increases in selling prices attributable to rising steel costs.

        The loss from operations of our U.S. RV and Specialty Building Products segment improved $5.3 million to a loss of $(3.3) million for 2010 from a loss of $(8.6) million for 2009. This improvement is primarily related to higher sales volume and $3.5 million of impairment charges related to the closure of the Ft. Wayne facility during the first half of 2009. These items were partially offset by increases in raw material costs which were only partially offset by selling price increases.

        Income (loss) from operations of our European Roll Coated Aluminum segment improved $19.3 million to income of $15.5 million for 2010 from a loss of $(3.8) million for 2009. This improvement was primarily due to higher sales volume and lower raw material costs. Lower raw material costs reflect conditions in 2009 that resulted in many of our specialty coated coil customers delaying or canceling orders for which we had procured bare aluminum supply. We consumed and sold portions of this higher cost metal in the first half of 2009, a time when selling prices were declining. Accordingly, gross margin in the first half of 2009 was below historical levels.

        Income (loss) from operations of our European Engineered Products segment improved $5.7 million to a loss of $(1.1) million for 2010 from a loss of $(6.8) million for 2009. The improvement was primarily due to the increase in sales volume and a reduction in costs related to employee severance incurred in 2009.

        Interest Expense.    Interest expense declined $15.9 million, or 18.9%, to $68.3 million in 2010 from $84.2 million in 2009. The decline is primarily due to the cancellation of indebtedness in connection with our debt restructuring. This decline was partially offset by an increase in interest rates on the First Lien Credit Facility.

        Other income (loss), Net.    Other income (loss), net includes translation gains and losses on intercompany obligations, gains and losses on asset disposals, interest income and other income or expense items of a non-operating nature. Other income (loss), net in 2010 of $(3.5) million included a translation loss of $(3.7) million on intercompany obligations partially offset by interest income. Other income (loss), net in 2009 of $1.3 million primarily included a translation gain of $4.5 million on intercompany obligations and interest income of $1.1 million, partially offset by losses on our interest rate swaps.

        Benefit for Income Taxes.    We reported an income tax benefit of $14.5 million for 2010, as compared to a benefit of $1.3 million for 2009. Our effective tax rates were 27.4% for 2010 and 1.5% for 2009.

        Our effective tax rate reflects tax benefits derived from significant operations in the United States, which are generally taxed at rates higher than the foreign statutory rates. A change in the mix of pretax income from the various tax jurisdictions can have a significant impact on the Company's periodic effective tax rate.

        In 2010, our effective tax rate included the following:

  •
  A net benefit of approximately $(8.5) million related to the implementation of tax planning strategies.

  •
  A net benefit of approximately $(2.4) million related to amounts required to be recorded for changes to our uncertain tax positions under Interpretation No. 48, including interest and penalties (see Note 11 of Notes to Consolidated Financial Statements).

  •
  A net charge of approximately $8.0 million related to foreign dividends taxed in the United States at the statutory rate of 35%.

        In 2009, our effective tax rate included the following:

  •
  The impact of an approximate 25.9% combined effective tax rate on the restructuring activities.

  •
  A net benefit of approximately $(9.1) million related to amounts required to be recorded for changes to our uncertain tax positions under Interpretation No. 48, including interest and penalties (see Note 11 of Notes to Consolidated Financial Statements).

  •
  A net charge of an approximate $3.8 million related to foreign dividends taxed in the United States at the statutory rate of 35%.

        Net Loss.    Our net loss was $(38.5) million for 2010, as compared to a net loss of $(85.6) million for 2009.

Year Ended December 25, 2009 Compared to the Year Ended December 26, 2008.

        The following table sets forth net sales and income (loss) from operations data by segment for the years ended December 25, 2009 and December 26, 2008:

	Net Sales			Income (Loss) from Operations
	Year Ended December 25, 2009	Year Ended December 26, 2008	Increase (Decrease)	Year Ended December 25, 2009	Year Ended December 26, 2008	Increase (Decrease)
	(dollars in millions)
U.S. Residential Building Products	$232.1	$266.6	(12.9)%	$26.5	$(98.7)	126.8%
U.S. Non-Residential Building Products	211.9	333.7	(36.5)%	0.6	(63.3)	100.9%
U.S. RV and Specialty Building Products	119.0	194.1	(38.7)%	(8.6)	(123.4)	93.0%
European Roll Coated Aluminum	180.3	275.1	(34.5)%	(3.8)	(22.3)	83.0%
European Engineered Products	68.8	104.0	(33.8)%	(6.8)	(93.7)	92.7%
Other Non-Allocated	—	—	—%	(19.3)	(5.6)	(244.6)%

Totals	$812.1	$1,173.5	(30.8)%	$(11.4)	$(407.0)	97.2%

        Net Sales.    Our net sales declined $361.4 million, or 30.8%, to $812.1 million in 2009 from $1,173.5 million in 2008. Net sales in each of our business segments declined in 2009 compared to 2008 primarily due to lower demand that was generally attributable to continuing global economic uncertainty and disrupted credit markets. In addition, world prices for aluminum declined to a full year average of $1,665 per metric ton in 2009 from an average of $2,573 per metric ton for the full year of 2008. This decline, driven by lower expectations of world aluminum consumption due to the broader economic downturn, triggered price reductions for many of our aluminum based products. We estimate that approximately $89.4 million, or 24.7%, of our decline in net sales in 2009 was attributable to lower selling prices for aluminum based products.

        Net sales of our U.S. Residential Building Products segment declined $34.5 million, or 12.9%, to $232.1 million in 2009 from $266.6 million in 2008. This decline in net sales resulted primarily from a reduction in selling prices attributable to decreases in aluminum costs that were passed along to our customers. Net sales also declined as a result of the lower demand we experienced from distributors, home improvement retailers and other retailers in the United States for our roof drainage, roof edge and related products. Lower net sales to these customers resulted from lower levels of consumer spending on residential repair, remodel and maintenance activity and fewer existing housing sales, which tend to drive demand for our repair-oriented products.

        Net sales of our U.S. Non-Residential Building Products segment declined $121.8 million, or 36.5%, to $211.9 million in 2009 from $333.7 million in 2008. This decline in net sales resulted primarily from lower sales volume of steel and aluminum roofing and siding panels sold to builders, contractors, lumberyards and home improvement retailers. Lower sales to these customers resulted from lower demand for wood framed buildings impacted by consumer confidence, availability of consumer credit and disposable income. Lower sales also resulted from lower levels of commercial construction for non-wood framed structures. Net sales also declined due to reductions in selling prices attributable to decreases in aluminum and steel costs that were passed along to customers.

        Net sales of our U.S. RV and Specialty Products segment declined $75.1 million, or 38.7%, to $119.0 million in 2009 from $194.1 million in 2008. This decline in net sales resulted primarily from lower sales volume of RV sidewall components and doors to RV OEMs. Lower sales to these customers were indicative of softer demand from U.S. consumers for towable RVs, resulting from lower consumer discretionary spending and lower levels of consumer lending for RV purchases. Net sales also declined due to lower sales volume of vinyl replacement windows and patio products to contractors in the Western United States. This decline was indicative of lower levels of consumer spending and available credit for residential repair and maintenance activity. Net sales also declined due to reductions in selling prices attributable to decreases in aluminum costs that were passed along to customers.

        Total net sales for our U.S. segments decreased $231.4 million, or 29.1%, from $794.4 million in 2008 to $563.0 million in 2009.

        Net sales of our European Roll Coated Aluminum segment decreased $94.8 million, or 34.5%, to $180.3 million in 2009 from $275.1 million in 2008. This decline in net sales resulted primarily from lower sales volume of specialty coated aluminum coil to RV OEMs, commercial panel producers and cargo container manufacturers. Lower sales to RV OEMs were indicative of a decrease in demand from European consumers for RVs resulting from economic uncertainty and lower levels of discretionary spending in our European end markets. Lower sales to commercial panel producers reflect a decline in commercial and industrial construction activity in our European end markets. Net sales also declined due to reductions in selling prices attributable to decreases in aluminum costs that were passed along to customers. Weakening of the Euro and British pound sterling against the U.S. dollar decreased net sales of this segment $15.5 million in 2009 compared to 2008.

        Net sales of our European Engineered Products segment declined $35.2 million, or 33.8%, to $68.8 million in 2009 from $104.0 million in 2008. This decline in net sales resulted primarily from lower sales volumes of windows to holiday home manufacturers; automotive components to transportation OEMs; and RV doors to RV OEMs. These declines were partially offset by an increase in sales volume of vinyl windows sold to UK home centers that resulted from market share gains. Weakening of the Euro and British pound sterling against the U.S. dollar decreased net sales of the segment $9.6 million in 2009 compared to 2008.

        Total net sales for our European segments decreased $130.0 million, or 34.3%, from $379.1 million in 2008 to $249.1 million in 2009. Weakening of the British pound sterling and Euro against the U.S. dollar decreased our 2009 net sales $25.1 million compared to 2008.

        Cost of Goods Sold.    Cost of goods sold declined $334.3 million, or 33.1%, to $675.1 million in 2009 from $1,009.4 million in 2008. The decline in cost of goods sold exceeded our 30.8% decline in net sales for 2009 compared to 2008, which contributed to an increase in gross margin to 16.9% for 2009 compared to 14.0% in 2008. We estimate that over 80% of our cost of goods sold is variable in nature. Such variable costs include material, direct labor, packaging and freight. In the declining market experienced in 2009, we were generally able to reduce these variable costs in line with reductions in sales volume. We also reduced fixed costs including indirect labor, maintenance, utilities and rent as a result of facility closures. In addition, steel and aluminum raw material costs declined in 2009 compared to 2008 due to lower demand for these commodities in global markets. Declines in raw material costs are typically, as was the case in 2009, accompanied by a similar decline in selling prices. Accordingly, raw material cost declines did not improve our profitability but did increase our gross margin as a percentage of net sales. In addition to fixed cost reductions and the impact of declining raw material costs, our gross margin also increased in 2009 due to a $8.8 million charge recorded in 2008 to write certain steel and aluminum inventories down to market value which was lower than cost. Weakening of the British pound sterling and euro against the U.S. dollar decreased our 2009 cost of goods sold by $22.1 million compared to 2008.

        Selling and General.    Selling and general expenses declined $20.0 million, or 18.1%, to $90.6 million in 2009 from $110.6 million in 2008. The decrease in selling and general expenses is primarily due to the full year benefit of cost reductions initiated in 2008 and includes reductions in salaries, benefits and travel and entertainment. In addition, commission- based sales incentives were lower due to lower net sales. Offsetting these decreases were higher levels of sales and management incentive compensation tied to operating and profitability goals which were exceeded in 2009. Weakening of the British pound sterling, the Euro and the Canadian dollar against the U.S. dollar decreased our 2009 selling and general expenses by $2.5 million compared to 2008.

        Debt Restructuring and Forbearance Expenses.    Debt restructuring and forbearance expenses were $14.5 million in 2009 as a result of costs incurred in restructuring our first and second lien credit agreements on June 29, 2009 and expenses in connection with a series of forbearance and limited waiver agreements related to those credit agreements in place from November 10, 2008 to the completion of the restructuring. Restructuring and forbearance expenses were $3.8 million in 2008 as a result of the series of forbearance and limited waiver agreements under our first and second lien credit agreements in place during 2008.

        Depreciation and Amortization.    Depreciation and amortization declined $15.6 million, or 28.2%, to $39.7 million in 2009, from $55.3 in 2008. The decline is primarily related to lower depreciation and amortization resulting from lower tangible and intangible asset values due to write-offs of portions of these assets recorded in 2008.

        Goodwill and Other Impairments.    In 2008, declines in our net sales and operating results required us to test for the impairment of goodwill and other intangible assets. Due to substantial uncertainty regarding the duration of the economic downturn, we lowered our expectations for future cash flows at each of our reporting units. As a result, in 2008, we recorded impairment charges totaling $345.0 million, $50.4 million and $3.9 million, relating to goodwill, customer relationships and trade names, respectively. In addition, as a result of declines in the RV market in 2008, we determined that our investment in our Ft. Wayne, Indiana facility was not fully recoverable. Accordingly, we recorded a charge of $2.0 million in 2008 to reduce the carrying value of certain machinery and equipment, devoted to the manufacture of fiberglass products for the RV industry, to their appraised values. In 2009, as a result of further declines in RV demand, we closed the Ft. Wayne facility and wrote down our investment in this facility by $3.5 million to its expected salvage value.

        Income (Loss) From Operations.    As a result of the aforementioned items, our loss from operations was $(11.4) million for 2009, as compared to $(407.0) million for 2008.

        Income (loss) from operations of our U.S. Residential Building Products segment increased $125.2 million to $26.5 million in 2009 from a loss of $(98.7) million in 2008. This difference relates primarily to goodwill and other impairment charges recorded in 2008 of $117.1 million. The remaining difference reflects a decline in gross margin due to lower volumes offset by efficiency gains and lower selling and general expenses in 2009.

        The income (loss) from operations of our U.S. Non-Residential Building Products segment improved by $63.9 million to income of $0.6 million in 2009 from a loss of $(63.3) million in 2008. This difference relates primarily to goodwill and other impairment charges recorded in 2008 of $58.7 million and lower selling and general expenses in 2009. These improvements were partially offset by a decline in gross margin attributable to lower net sales volume.

        The loss from operations of our U.S. RV and Specialty Products segment improved by $114.8 million to a loss of $(8.6) million in 2009 from a loss of $(123.4) million in 2008. This difference related primarily to goodwill and other impairment charges recorded in 2008 of $107.4 million and lower selling and general expenses in 2009. These improvements were partially offset by a decline in gross margin attributable to lower net sales volume.

        The loss from operations of our European Roll Coated Aluminum segment improved by $18.5 million to a loss of $(3.8) million in 2009 from a loss of $(22.3) million in 2008. This difference relates primarily to goodwill and other impairment charges recorded in 2008 of $34.1 million. This improvement was offset by a decline in gross margin attributable to a combination of lower net sales volume and lower selling prices in relation to aluminum costs. Higher aluminum costs resulted from the inability of certain customers to honor fixed price purchase commitments for aluminum that was in excess of market prices.

        The loss from operations of our European Engineered Products segment improved by $86.9 million to a loss of $(6.8) million in 2009 from a loss of $(93.7) million in 2008. This difference relates primarily to goodwill and other impairment charges recorded in 2008 of $84.1 million. This improvement was offset by a decline in gross margin attributable to lower net sales volume.

        Interest Expense.    Interest expense declined $25.3 million, or 23.1%, to $84.2 million in 2009, from $109.5 million in 2008. This decline was due to the completion of the restructuring of our first and second lien credit agreements on June 29, 2009 which resulted in the cancellation of our Equity Sponsor PIK Notes and second lien debt, offset by an increase in the interest rates of our First Lien Credit Facility. In 2008, we recognized interest expense of $21.6 million representing the accelerated amortization of remaining deferred financing fees to coincide with the term of the first forbearance entered under the credit agreements. In 2009, we recognized interest expense of $5.5 million representing fees and expenses relating to obtaining forbearances.

        Other income (loss), net.    Other income in 2009 of $1.3 million included translation gains totaling $4.5 million on intercompany obligations and interest income of $1.1 million, partially offset by losses on our interest rate swaps. Other loss in 2008 of $(22.7) million included a $(15.9) million translation loss on intercompany obligations and U.S. dollar debt issued by our foreign subsidiaries. The other income (loss) in 2008 also included a loss on our interest rate swaps.

        Benefit for Income Taxes.    We reported an income tax benefit of $1.3 million for 2009, as compared to a benefit of $61.1 million for 2008. Our effective tax rates were 1.5% for 2009 and 11.3% for 2008.

        Our effective tax rate reflects tax benefits derived from significant operations in the U.S., which are generally taxed at rates higher than the foreign statutory tax rates. A change in the mix of pretax income from the various tax jurisdictions can have a significant impact on the Company's periodic effective tax rate.

        In 2009, our effective tax rate included the following:

  •
  The impact of an approximate 25.9% effective tax rate on the restructuring activities.

  •
  A net benefit of approximately $(9.1) million related to amounts required to be recorded for changes to our uncertain tax positions under Interpretation No. 48, including interest and penalties (see Note 11 of Notes to Consolidated Financial Statements).

  •
  A net charge of approximately $3.8 million related to foreign dividends taxed in the U.S. at the statutory rate of 35%.

        In 2008, our effective tax rate included the following:

  •
  The impact of approximately 19.2% effective tax rate on the permanent goodwill charges recognized.

  •
  A net charge of approximately $10.4 million related to amounts required to be recorded for changes to our uncertain tax positions under Interpretation No. 48, including interest and penalties (see Note 11 of Notes to Consolidated Financial Statements).

  •
  A net charge of an approximate $12.9 million related to recording a valuation allowance against U.S. deferred tax assets.

        Net Loss.    Our net loss was $(85.6) million for 2009, as compared to a net loss of $(500.6) million for 2008.

Liquidity and Capital Resources

        Our principal sources of liquidity are from cash and cash equivalents, cash from operations and borrowings under our ABL Credit Facility. As of September 30, 2011, we had cash and cash equivalents of $16.6 million. Net cash provided by operating activities was $1.6 million for the nine months ended September 30, 2011 compared to net cash used in operating activities of $(27.1) million for the nine months ended October 1, 2010. As of September 30, 2011, we had $25.3 million outstanding and availability of $42.6 million under our ABL Credit Facility.

        Our ability to make payments on and to refinance our indebtedness, to fund planned capital expenditures and to satisfy our other capital and commercial commitments will depend on our ability to generate cash flow in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We believe our September 30, 2011 cash levels, together with our cash from operations and borrowings under our ABL Credit Facility, will be adequate to fund our cash requirements based on our current level of operations for at least the next twelve months.

Restructuring

        On June 29, 2009, we, the holders of substantially all of our then-existing equity securities and management shareholders agreed to a restructuring of indebtedness owed to our then-existing equity sponsors, amounts owed to lenders under our then existing first and second lien credit agreements and amounts owed to counterparties under our then existing interest rate swaps (the "Restructuring"). Under the terms of the Restructuring, lenders cancelled 100% of amounts owed under our second lien credit agreement consisting of principal and accrued interest of $191 million and $12 million, respectively, in exchange for 100% of the issued and outstanding common stock of our parent Euramax Holdings, Inc. as of the date of the Restructuring. The common stock was issued to lenders in proportion to their holdings of the second lien loans prior to the Restructuring. As a result, we recorded the fair value of equity securities issued (less associated fees) as a credit to paid-in capital and recognized a pretax extinguishment gain of $8.7 million on the exchange. Our then-existing equity sponsors also cancelled all of our then-outstanding payment in kind notes, consisting of $195.4 million of principal and $1.4 million of accrued interest, in connection with the Restructuring.

        Also under the terms of the Restructuring, lenders under the First Lien Credit Facility, together with counterparties to our interest rate swaps, amended and restated the then-existing First Lien Credit Facility to, among other items, split the sum of amounts owed under the first lien secured revolving credit facility ($77.5 million), the U.S. dollar term loan facility ($304.8 million), the European term loan facility ($109.3 million) and the interest rate swaps ($18.9 million) into two components consisting of a cash pay portion (the "Cash Pay Loan") and a payment-in-kind portion (the "PIK Loan"). Immediately following the Restructuring, principal balances owed under the Cash Pay Loan and PIK Loan were $261.2 million (including capitalized fees of $1.3 million) and $251.8 million (including accrued interest and capitalized fees of $14.9 million), respectively. On the Restructuring date, debt issuance costs of $2.5 million were capitalized in connection with the amendment and restatement of the First Lien Credit Facility. In connection with the Restructuring, the holders of our then-existing equity securities lost the entire value of their investment.

        The Restructuring was preceded by a series of forbearance and limited waiver agreements in place from November 10, 2008 to the Restructuring date. Under the forbearance agreements, lenders under the first and second lien credit agreements and our then-existing accounts receivable facility agreed to forbear from exercising their rights, including accelerating repayment of the outstanding debt, with respect to named events of default primarily related to financial covenant compliance. The forbearance agreements contained, among other items, a minimum liquidity requirement and restrictions on distributions of cash. During the period of forbearance, we were restricted from borrowing under our then-existing first lien revolving credit facility. In 2008, we recognized interest expense of $21.6 million representing the accelerated amortization of remaining deferred financing fees to coincide with the term of the first forbearance. In 2009, we recognized interest expense of $5.5 million representing fees and expenses relating to obtaining forbearances.

Debt

Notes

        On March 11, 2011, we, Euramax Holdings, Inc. ("Euramax Holdings") and certain of our domestic subsidiaries entered into a purchase agreement with Deutsche Bank Securities Inc., Gleacher & Company Securities, Inc., Wells Fargo Securities, LLC and Morgan Keegan & Company, Inc., which we refer to collectively as the Initial Purchasers, for the sale of $375 million aggregate principal amount of 9.50% Senior Secured Notes due 2016, which we refer to as the Notes, of the Company. The Notes were issued at par in a private placement exempt from the registration requirements under the Securities Act of 1933, as amended (the "Securities Act"). The Notes were issued pursuant to an indenture, dated March 18, 2011, among us, Euramax Holdings and certain of our domestic subsidiaries and Wells Fargo Bank, National Association, as trustee, which we refer to as the Trustee. The offering of the Notes closed on March 18, 2011. We used the net proceeds from the Notes, together with cash on hand, the net proceeds from the Senior Unsecured Loan Facility and borrowings under the ABL Credit Facility, to repay our First Lien Credit Facility in full.

        The Notes bear interest at 9.50% per year and mature on April 1, 2016, unless earlier redeemed or repurchased by us. Interest is payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2011.

        The Notes may be redeemed at our option, in whole or in part, under the conditions specified in the indenture plus accrued and unpaid interest to the redemption date, at the following redemption prices if redeemed during the 12-month period beginning on April 1 of the years indicated:

Year	Percentage
2013	107.125%
2014	104.750%
2015 and thereafter	100.000%

        Additionally at any time on or before April 1, 2013, we may redeem the greater of (i) $37.5 million and (ii) up to 10% of the aggregate principal amount of the Notes at any time and from time to time, but not more than once in any twelve-month period, at a price equal to 103% of the principal amount of the Notes redeemed plus accrued and unpaid interest, if any, to the date of redemption; up to 35% of the aggregate principal amount of the Notes issued with the net proceeds of certain equity offerings at a price equal to 109.50% of the principal amount of the Notes redeemed plus accrued and unpaid interest, if any, to the date of redemption; or we may, on any one or more occasions, redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium (as defined in the indenture), and accrued and unpaid interest, if any, to the date of redemption.

        The indenture contains restrictive covenants that limit, among other things, the ability of us and certain of our subsidiaries to incur additional indebtedness, pay dividends and make certain distributions, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets and enter into certain transactions with affiliates, in each case, subject to exclusions and other customary covenants. The indenture also contains customary events of default. If we undergo a change of control (as defined in the indenture), we will be required to make an offer to repurchase the Notes at 101% of the principal amount of the Notes redeemed plus accrued and unpaid interest, if any, to the date of redemption.

ABL Credit Facility

        On March 18, 2011, we, Euramax Holdings and certain of our domestic subsidiaries as borrowers, and certain of our domestic subsidiaries as guarantors, entered into the Amended and Restated Senior Secured Revolving Credit and Guaranty Agreement, which we refer to as the ABL Credit Facility, with various lenders, Regions Bank, as Collateral and Administrative Agent, Wells Fargo Capital Finance, LLC, as Co-Collateral Agent, and Regions Business Capital, as Sole Lead Arranger and Bookrunner. The ABL Credit Facility provides for revolving credit financing of up to $70 million, subject to a borrowing base. The ABL Credit Facility matures on September 18, 2015.

        Borrowings under the ABL Credit Facility bear interest at a rate per annum equal to either (a) LIBOR plus an applicable margin or (b) a base rate determined by reference to the highest of (1) the prime commercial lending rate published by Regions Bank as its "prime rate" for commercial loans, (2) the federal funds effective rate plus 0.50% and (3) the one-month LIBOR plus 1.00%, plus an applicable margin. The applicable margin is dependent upon the type of borrowings the Company has made under the ABL Credit Facility. At September 30, 2011, the applicable margins were 2.50% and 1.50% for LIBOR and Base Rate borrowings, respectively. The applicable margins are subject to the Company's corporate credit rating as determined from time to time by Standard and Poor's and

Moody's Investors Service and range from 2.00% to 2.75% for LIBOR borrowings and 1.00% to 1.75% for Bank Rate borrowings. The ABL Credit Facility requires us to pay a commitment fee ranging from 0.375% to 0.5%, based on the unutilized commitments. We will also be required to pay customary letter of credit fees, including, without limitation, a letter of credit fee equal to the applicable margin on revolving credit LIBOR loans and fronting fees.

        All obligations under the ABL Credit Facility are unconditionally guaranteed by Euramax Holdings and substantially all of our existing and future direct and indirect, wholly owned domestic restricted subsidiaries which are not borrowers. All obligations under the ABL Credit Facility and the guarantees of those obligations are secured, subject to certain exceptions, by a first-priority security interest in our and the guarantors' inventory and accounts receivable and related assets, which we refer to as the ABL Collateral, and a junior-priority security interest in (i) substantially all of our and the guarantors' assets (other than inventory and accounts receivable and related assets, which assets secure our ABL Credit Facility on a first priority basis) and (ii) all of our capital stock and the capital stock of each material domestic restricted subsidiary owned by us or a guarantor and 65% of the voting capital stock and 100% of any non-voting capital stock of foreign restricted subsidiaries directly owned by us or a guarantor, which we refer to collectively as the Notes Collateral. The security interests are granted in accordance with the Amended and Restated Pledge and Security Agreement dated March 18, 2011, by and among Euramax Holdings, the other grantors party thereto and Regions Bank as Agent.

        The ABL Credit Facility contains affirmative and negative covenants customary for this type of financing, including, but not limited to, financial covenants requiring us to meet a minimum consolidated fixed charge coverage ratio of at least 1.15 to 1.00 when excess availability is less than 15% of the lesser of the aggregate amount of commitments outstanding at such time and the borrowing base. As of September 30, 2011, excess availability exceeded 15% of the borrowing base, and therefore, we were not required to meet the minimum consolidated fixed charge coverage ratio. Additionally, restrictive covenants limit the ability of us, Euramax Holdings and certain of our subsidiaries to incur liens, incur, assume or permit to exist additional indebtedness, guarantees and other contingent obligations, consolidate, merge or sell all or substantially all of their assets, pay dividends or make other distributions, make certain loans and investments, amend or otherwise alter the terms of documents related to certain of their indebtedness, enter into transactions with affiliates and prepay certain indebtedness, in each case, subject to exclusions and other customary covenants.

Senior Unsecured Loan Facility

        On March 3, 2011, we, Euramax Holdings and certain of our domestic subsidiaries, as guarantors, entered into a credit and guaranty agreement for a new Senior Unsecured Loan Facility (the "Senior Unsecured Loan Facility") in the aggregate principal amount of $125.0 million with certain lenders under the First Lien Credit Facility, and agreed to exchange a combination of outstanding loans they previously made under the First Lien Credit Facility and cash in the aggregate amount of $122.5 million for $125.0 million aggregate principal amount of indebtedness under the Senior Unsecured Loan Facility. Proceeds from the Senior Unsecured Loan Facility were borrowed on March 18, 2011 and will mature on October 1, 2016. Loans under the Senior Unsecured Loan Facility bear interest at 12.25% per year in the event no election is made to pay interest in kind ("PIK") by increasing the principal amount of the Notes, and 14.25% per year in the event a PIK election is made. We may make a PIK election for up to six quarters during the term of the Senior Unsecured Loan Facility. The interest rate on outstanding borrowings under the Senior Unsecured Loan Facility at September 30, 2011 was 12.25% as we have not made a PIK election.

        The Senior Unsecured Loan Facility may not be voluntarily prepaid before March 18, 2013. Thereafter, we may prepay outstanding amounts under the Senior Unsecured Loan Facility, in whole or in part, at the prices (expressed as a percentage of the loans) set forth below:

Prepayment Date	Percentage
On or after March 18, 2013 but prior to March 18, 2014	103%
On or after March 18, 2014 but prior to March 18, 2015	102%
On or March 18, 2015	100%

        Additionally, at any time before March 18, 2013, we may on one or more occasions prepay up to 35% of the aggregate principal amount of the loans outstanding on the closing date at 112.25%, plus accrued and unpaid interest. Upon a change of control, we may be required to purchase all or a portion of the Senior Unsecured Loan Facility at a price equal to 101% of the principal amount plus accrued and unpaid interest. All obligations under the Senior Unsecured Loan Facility are unconditionally guaranteed by Euramax Holdings and substantially all of our existing and future direct and indirect wholly-owned domestic material restricted subsidiaries.

        The Senior Unsecured Loan Facility contains restrictive covenants that limit, among other things, the ability of us and certain of our subsidiaries to incur additional indebtedness, pay dividends and make certain distributions, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets and enter into certain transactions with affiliates, in each case, subject to exclusions and other customary covenants. The Senior Unsecured Loan Facility also contains customary events of default.

        The Senior Unsecured Loan Facility contains certain customary representations and warranties, affirmative covenants and events of default, including among other things, payment defaults, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, material judgments, and failure of any guaranty supporting the Senior Unsecured Loan Facility to be in force and effect in any material respect. If such an event of default occurs, the administrative agent would be entitled to take various actions, including the acceleration of amounts due under the Senior Unsecured Loan Facility and all actions permitted to be taken by an unsecured creditor.

First Lien Credit Facility

        Our amended and restated first lien credit agreement, (the "First Lien Credit Facility") consisted of $525.3 million in term loans in the form of the Cash Pay Loan and the PIK Loan. The Cash Pay Loan and PIK Loan each included (i) a U.S. dollar term loan facility (the "U.S. Dollar Term Loan Facility") and (ii) Euro and British pound sterling term loan facilities (together the "European Term Loan Facility"). We and Euramax International Holdings B.V. were the borrowers (collectively, the "U.S. Borrowers") under the U.S. Dollar Term Loan Facility. Our subsidiaries Euramax Holdings Limited, Euramax Europe B.V. and Euramax Netherlands B.V. were the borrowers (collectively, the "European Borrowers") under the European Term Loan Facility. Outstanding amounts under the First Lien Credit Facility totaling approximately $514.7 million were repaid in the first quarter of 2011 with the proceeds of the Notes and the Senior Unsecured Loan Facility. The First Lien Credit Facility was terminated in March 2011.

        Covenant Ratios Contained in the Indenture Governing the Exchange Notes, the ABL Credit Facility and the Senior Unsecured Loan Facility.    The indenture governing the exchange notes and the Senior Unsecured Loan Facility contain two material covenants which utilize financial ratios. These covenants do not require us to maintain specified ratio levels at all times or at regular intervals. However, if we elected to incur additional indebtedness under the ratio test without having availability under other debt baskets, or make restricted payments under the restricted payment covenant without having availability under our restricted payment baskets, non-compliance with these covenants could result in an event of default under the indenture and, under certain circumstances, a requirement to immediately repay all amounts outstanding under the notes and could trigger a cross-default under our senior secured credit facilities or other indebtedness we may incur in the future. First, we are permitted to incur indebtedness under the indenture and the Senior Unsecured Loan Facility if the ratio of Consolidated Cash Flow to Fixed Charges on a pro forma basis (referred to in the indenture and the Senior Unsecured Loan Facility as the "Fixed Charge Coverage Ratio") is greater than 2:1 or, if the ratio is less, only if the indebtedness falls into specified debt baskets, including, for example, a credit agreement debt basket, an existing debt basket, a capital lease and purchase money debt basket, an intercompany debt basket, a permitted guarantee debt basket, a hedging debt basket, a receivables transaction debt basket and a general debt basket. In addition, under the indenture and Senior Unsecured Loan Facility, we are permitted to incur secured debt only if the ratio of Consolidated Secured Indebtedness to Consolidated Cash Flow on a pro forma basis (referred to in the indenture and the Senior Unsecured Loan Facility as the "Secured Debt Ratio") is equal to or less than 3.75:1.00. Second, the restricted payment covenant provides that we may declare certain dividends, or repurchase equity securities, in certain circumstances only if our Fixed Charge Coverage Ratio is greater than 2:1. In addition, under the ABL Credit Facility, we are required to meet a minimum consolidated fixed charge coverage ratio of at least 1.15:1.00 when excess availability is less than 15% of the lesser of the aggregate amount of commitments outstanding at such time and the borrowing base.

        As used in the calculation of the Fixed Charge Coverage Ratio and the Secured Debt Ratio under the indenture, Consolidated Cash Flow, commonly referred to as Adjusted EBITDA, is calculated by adding Consolidated Net Income, provision of taxes based on income or profits or capital gains, Fixed Charges, the amount of any minority interest expense, depreciation and amortization and other non-cash expenses or charges, the amount of any integration costs or other business optimization expenses or costs deducted (and not added back) in such period in computing Consolidated Net Income incurred in connection with acquisitions, any extraordinary, non-recurring or unusual gain or loss or expense, together with any related provision for taxes, to the extent deducted in computing such Consolidated Net Income, the amount of cash restructuring charges not to exceed (x) $10.0 million in any twelve month period and (y) $25.0 million in the aggregate (through the maturity of the exchange notes), to the extent deducted in computing such Consolidated Net Income, and subtracting non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business.

        In calculating the ratios, Consolidated Cash Flow is further adjusted on an annual basis by giving pro forma effect to acquisitions, dispositions, refinancings, restructurings and operating changes that occurred in the prior four quarters, including certain cost savings and synergies expected to be obtained in the succeeding twelve months. In addition, the term Net Income is adjusted to exclude any dividends on preferred stock, and the term Consolidated Net Income is adjusted to exclude, among other things, the non-cash impact attributable to the application of the purchase method of accounting in accordance with GAAP and the cumulative effect of a change in accounting principles. For additional information regarding the specific covenants and related definitions in the indenture governing the exchange notes, see "Description of Exchange Notes." The agreements governing our Senior Unsecured Loan Facility and the ABL Credit Facility calculate Adjusted EBITDA (referred to in the ABL Credit Facility as "Consolidated Adjusted EBITDA") in a similar manner.

        The following table sets forth the Fixed Charge Coverage Ratio, Secured Debt Ratio, Consolidated Cash Flow ("Adjusted EBITDA"), Fixed Charges and Consolidated Secured Indebtedness as of and for the twelve months ended September 30, 2011:

		Ratios
(unaudited) (dollars in millions)	Covenant Measure	As of and for the Twelve Months Ended September 30, 2011
Fixed Charge Coverage Ratio under the Indenture(1)	Minimum of 2.0x	1.14	x
Fixed Charge Coverage Ratio under the ABL Credit Facility(2)	Minimum of 1.15x	1.14	x
Secured Debt Ratio under the Indenture(1)	Maximum of 3.75x	6.6	x
Consolidated Cash Flow ("Adjusted EBITDA")(3)	—	$67.0
Fixed Charges(3)	—	$58.6
Consolidated Secured Indebtedness	—	$442.9

(1)
The Fixed Charge Coverage Ratio and the Secured Debt Ratio under the indenture and the Senior Unsecured Loan Facility only limit our ability to incur additional indebtedness. As of September 30, 2011, we did not meet the Fixed Charge Coverage Ratio and the Secured Debt Ratio under the indenture and the Senior Unsecured Loan Facility. However, since we have not incurred any additional indebtedness or made any restricted payments pursuant to the provisions in the indenture and the Senior Unsecured Loan Facility that rely on such ratios, there are no events of default or other penalties incurred as a result of not meeting the minimum or exceeding the maximum ratios.

(2)
Under the ABL Credit Facility, we are only required to meet a minimum consolidated fixed charge coverage ratio when excess availability is less than 15%. As of September 30, 2011, because our excess availability under the ABL Credit Facility exceeded 15% of the borrowing base, we were not required to meet the minimum consolidated fixed charge coverage ratio under the ABL Credit Facility.

(3)
Amounts represent Fixed Charges and Adjusted EBITDA, respectively, for the twelve month period ended September 30, 2011.

Cash Flows

(in thousands)	Nine months ended September 30, 2011	Nine months ended October 1, 2010	Year ended December 31, 2010	Year ended December 25, 2009	Year ended December 26, 2008
Net cash (used in) provided by operating activities	$1,625	$(26,763)	$4,133	$59,482	$(16,455)
Net cash used in investing activities	(8,302)	(5,890)	(9,482)	(2,026)	(6,784)
Net cash (used in) provided by financing activities	(2,565)	(20,475)	(37,046)	(35,929)	59,598
Effect of exchange rate changes on cash	927	(1,624)	(2,647)	(241)	4,027

Net (decrease) increase in cash and cash equivalents	$(8,315)	$(54,752)	$(45,042)	$21,286	$40,386

Nine Months Ended September 30, 2011 Compared to the Nine Months Ended October 1, 2010.

        Operating Activities.    Cash provided by operating activities in the first nine months of 2011 was $1.6 million compared to $(26.8) million used in operating activities during the first nine months of 2010. The significant improvement in cash flows from operations is due primarily to the timing of interest payments and working capital needs compared to the prior year. In the current year, interest of $19.2 million on the Notes is due October 1, 2011, the first day of our fourth quarter. In 2010, interest payments on the First Lien Credit Facility were made during the third quarter which closed on October 1, 2010. Also contributing to the increase was more significant growth in the first nine months of 2010 compared to the current year, which required greater investment in working capital and due to less restrictive credit terms, which increased trade credit availability, as a result of our debt refinancing during the first nine months of 2011.

        Investing Activities.    Cash used in investing activities in the first nine months of 2011 was $8.3 million. Capital expenditures of $8.4 million were offset by asset sales of $0.1 million in the first nine months of 2011.

        Cash used in investing activities in the first nine months of 2010 was $5.9 million. Capital expenditures of $8.1 million in the first nine months of 2010 were offset by $2.2 million of proceeds from the sale of assets.

        Financing Activities.    Net cash used in financing activities during the first nine months of 2011 was $2.6 million. Net borrowings under the ABL Credit Facility of $25.3 million and borrowings from the issuance of the Notes during the first nine months of 2011 totaling $375.0 million were offset by cash payments of $412.0 million to settle outstanding borrowings under the First Lien Credit Facility of $514.7 million. The remaining $102.7 million in outstanding loans under the First Lien Credit Facility were exchanged by various lenders along with cash of $19.8 million in exchange for $125.0 million aggregate principal amount of indebtedness under the Senior Unsecured Loan Facility. Payments of debt issuance costs totaled $10.6 million.

        Cash used in financing activities during the first nine months of 2010 was $20.5 million and consisted of a $37.0 million net repayment of the First Lien Credit Facility offset by $12.0 million of net borrowings on our then-existing first lien secured revolving credit facility and $4.5 million from cash overdrafts.

Year Ended December 31, 2010 Compared to the Year Ended December 25, 2009 and Year Ended December 26, 2008.

        Operating Activities.    Cash provided by operating activities in 2010 was $4.1 million. The primary use of cash during 2010 was to fund increases in working capital necessary to support net sales growth. We did not experience this working capital increase in 2009 due to lower levels of sales activity resulting from economic difficulties in many of our markets.

        Cash provided by operating activities in 2009 was $59.5 million, which included reductions in accounts receivable and inventory of $17.9 million and $45.1 million, respectively. The decline in accounts receivable was primarily related to lower sales volumes in 2009 compared to 2008. The decline in inventory was primarily due to initiatives we have undertaken to reduce our investment in inventory through the integration of sales, inventory and operational planning activities. These initiatives contributed to inventory reductions in both 2009 and 2008 of $45.1 million and $45.0 million, respectively.

        Cash used in operating activities in 2008 was $16.5 million, which included a reduction in accounts payable of $62.5 million, partially offset by cash provided by reductions in inventory and accounts receivable. The reduction in accounts payable was primarily related to reductions in trade credit available to us from our suppliers resulting from our lower operating results and credit ratings.

        Investing Activities.    Cash used in investing activities in 2010 was $9.5 million. Capital expenditures of $12.2 million were offset by asset sales of $2.7 million in 2010.

        Cash used in investing activities in 2009 was $2.0 million. Capital expenditures of $4.4 million in 2009 were offset by $2.3 million of proceeds from the sale of assets.

        Cash used in investing activities in 2008 was $6.8 million. Capital expenditures of $14.8 million in 2008 were offset by proceeds from the sale of assets of $8.0 million.

        Financing Activities.    Cash used in financing activities during 2010 was $37.0 million and mainly reflects the repayment of debt outstanding under our First Lien Credit Facility.

        Cash used in financing activities during 2009 was $35.9 million. The use of cash in financing activities in 2009 mainly reflects the repayment of our accounts receivable securitization facility and debt issuance costs in connection with the restructuring of our First Lien Credit Facility and with entering into our then existing ABL Credit Facility.

        Net cash provided by financing activities was $59.6 million in 2008. Cash provided by financing activities in 2008 primarily reflects borrowings under our First Lien Credit Facility of $72.9 million.

Capital Expenditures

        Our capital expenditures for the first nine months of 2011 and the first nine months of 2010 were $8.4 million and $8.1 million, respectively. Our capital expenditures in 2010, 2009 and 2008 were $12.2 million, $4.4 million and $14.8 million, respectively. Capital expenditures related to the implementation of our ERP system in the United States were $1.6 million and $1.5 million for the first nine months of 2011 and 2010, respectively. Capital expenditures related to the implementation of our ERP system in the United States were $1.9 million, $0.9 million and $7.8 million in 2010, 2009 and 2008, respectively. The balance of capital expenditures in each period relates primarily to purchases and upgrades of coil coating, fabricating, transportation and material moving and handling equipment.

        The increase in capital expenditures of $7.8 million in the year ending December 31, 2010 resulted primarily from purchases of fabricating equipment and capital expenditures for 2010 related to implementation of our ERP system in our U.S. Residential Building Products segment. Maintenance capital expenditures were $4.2 million for the year ending December 31, 2010.

        We have made and will continue to make capital expenditures to comply with environmental laws and regulations. Our environmental capital expenditures for the year ending December 31, 2010 were approximately $1.4 million.

Working Capital Management

        Working capital decreased $4.7 million, or 3.9%, to $115.8 million as of September 30, 2011 from $120.5 million as of December 31, 2010. The decrease in working capital is primarily attributable to increases in accounts payable and other accrued expenses offset by seasonal increases in accounts receivable and inventory. We historically experience an increase in inventory and accounts receivable during the first half of the year as many customers in our markets increase purchases in the spring and gradually decrease their purchases throughout the second half of the year.

        Accounts payable of $83.3 million as of September 30, 2011 increased $32.9 million, or 65.3%, from $50.4 million as of December 31, 2010. Higher accounts payable balances reflect increasing inventory levels throughout the year to support higher demand in peak seasons. Accounts payable also increased as a result of less restrictive credit terms, which increased trade credit availability, as a result of our debt refinancing during the first nine months of 2011.

        Accrued interest payable of $19.4 million as of September 30, 2011 increased $18.6 million from $0.8 million as of December 31, 2010. This increase resulted from the timing of interest payments on the Notes due October 1, 2011, the first day of our fourth quarter. Interest payments related to the First Lien Credit Facility were paid prior to December 31, 2010.

        Accounts receivable of $117.4 million as of September 30, 2011 increased $33.7 million, or 40.3%, from $83.7 million as of December 31, 2010. As of September 30, 2011, days sales outstanding in accounts receivable were 44.9 days, compared to 37.8 days as of December 31, 2010. The primary reason for the increase in accounts receivable was a 32% increase in net sales for the two months ended September 30, 2011 compared to the two months ended December 31, 2010. The majority of outstanding receivables are generated from net sales in the preceding two months.

        Inventories of $114.3 million as of September 30, 2011 increased $24.1 million, or 26.7%, from $90.2 million as of December 31, 2010, primarily as a result of seasonal increases in demand. As of September 30, 2011, days sales in inventories were 52.3 days, compared to 45.7 days as of December 31, 2010, which reflects higher inventory levels necessary to support higher sales activity.

Capital and Commercial Commitments

        In addition to long-term debt, we are required to make payments relating to various types of obligations. The following table summarizes our minimum payments as of September 30, 2011 relating to long-term debt, operating leases, unconditional purchase obligations and other specified capital and commercial commitments. This table does not include information on our recurring purchases of materials for use in production, as our raw materials purchase contracts do not require fixed or minimum quantities. These tables also exclude payments relating to income tax due to the fact that, at this time, we cannot determine either the timing or the amounts of payments for all periods beyond 2010 for certain of these liabilities. Future events could cause actual payments to differ from these amounts. See "Cautionary Statement Regarding Forward-Looking Statements."

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Contractual Obligations(1)
Long-term debt(2)	$525	$25	$—	$375	$125
Interest on long-term debt(3)	238	52	102	84	—
Non-cancellable operating leases(4)	23	12	9	2	—
Unconditional purchase obligations	23	23	—	—	—

Total	$809	$112	$111	$461	$125

(1)
Income tax liabilities, including accrued interest and penalties related to unrecognized tax benefits, totaling $11.4 million, are not included in this table as the settlement period for our income tax liability cannot be determined.

(2)
Long-term debt amortization is based on the contractual terms of our credit facilities and assumes no additional borrowings under our ABL Credit Facility.

(3)
Interest payments are based on interest rates in effect at September 30, 2011.

(4)
We lease various facilities and equipment under non-cancelable operating leases for various periods.

        In addition, we sponsor defined benefit pension plans for the benefit of certain of our employees located in the United Kingdom (the "UK Plan") and the United States (the "U.S. Plan"). We curtailed the accrual of participant benefits under the UK Plan effective March 31, 2009. At December 31, 2010 the fair market value of the UK Plan assets was $26.7 million, or $17.0 million less than the projected benefit obligation of the UK Plan. In the first quarter of 2010, we froze future benefit accruals under our U.S. defined benefit pension plan. At December 31, 2010 the fair market value of the U.S. Plan assets was $7.0 million, or $2.3 million less than the projected benefit obligation of the U.S. Plan.

Credit Ratings

        As of September 30, 2011, our current credit ratings, which are considered non-investment grade, were as follows:

	Moody's	Standard and Poor's
Long-term debt	Caa1	B-
Outlook	STABLE	STABLE

        Our current credit ratings, as well as any adverse future actions taken by the rating agencies with respect to our debt ratings, could negatively impact our ability to finance our operations on satisfactory terms and could have the effect of increasing our financing costs. Our debt instruments do not contain provisions requiring acceleration of payment upon a debt rating downgrade. The rating agencies may, in the future, revise the ratings on our outstanding debt.

        The above information regarding credit ratings and ratings outlook assigned to our indebtedness by Moody's and Standard & Poor's are opinions of our ability to meet our ongoing obligations. Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by the assigning rating agency. Each agency's rating should be evaluated independently of any other agency's rating.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Seasonality; Inflation

        Our sales volumes have historically been higher in the second and third quarters due to the seasonal demand of the building products markets served. First and fourth quarter sale volumes are generally lower primarily due to reduced repair and remodel activity and reduced activity in the building and construction industry as a result of colder and more inclement weather in our geographic end markets, as well as customer plant shutdowns in the RV and automotive industries during holidays and model changeovers.

        Our cost of goods sold is subject to inflationary pressures and price fluctuations of the raw materials we use, particularly the cost of aluminum and steel. In addition, we are party to certain leases that contain escalator clauses contingent on increases based on changes in the Consumer Price Index. In 2008, increased commodity cost pressures mainly related to aluminum and steel prices, which have been driven by global demand, increased the costs of certain products. Increases in petroleum, resin, metals, pulp and other raw material commodity driven costs also resulted in multiple product cost increases. We believe that our ability to increase selling prices in response to cost increases largely mitigated the effect of these cost increases on our overall results of operations. We believe that inflation and/or deflation had a minimal impact on our overall operations during the nine months ended September 30, 2011 and October 1, 2010 and fiscal years 2010, 2009 and 2008.

Critical Accounting Policies

        We prepare our consolidated financial statements in accordance with U.S. GAAP. In order to apply these principles, management must make judgments, assumptions and estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events. Our accounting policies are described in the notes to our audited financial statements included elsewhere in this prospectus. Our critical accounting policies, which are described below, could materially affect the amounts recorded in our financial statements. Management believes that the following policies are critical because they involve significant judgment, assumptions and estimates.

Allowance for Doubtful Accounts, Inventory Realizability and Obsolescence and Warranty Reserves

        We record trade accounts receivable at net realizable value. This value includes an allowance for doubtful accounts based on historical experience, current economic conditions and an evaluation of the relevant customer's credit worthiness. We charge off accounts receivable against the allowance for doubtful accounts when it is probable that the receivable will not be recovered.

        Our inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out (FIFO) method. Cost of manufactured inventory includes direct labor and manufacturing overhead. Market with respect to all inventories is replacement cost subject to a floor for an approximate normal profit margin on disposition.

        We provide warranties on certain products. The warranty periods differ depending on the product, but generally range from one year to limited lifetime warranties. We provide accruals for warranties based on historical experience and expectations of future occurrences.

        We make estimates and assumptions related to establishing reserves and allowances for doubtful accounts, inventory obsolescence and warranty costs. Ranges of estimates are developed based upon historical experience, specifically identified conditions and management expectations for the future occurrence of certain events. In the event that actual results differ from these estimates or we adjust these estimates in future periods, adjustments to the amounts recorded could materially impact our financial position and results of operations. Historically, our experience has not been materially different than our estimates. There have been no significant changes in the assumptions used to develop our estimates in establishing reserves and allowances for doubtful accounts, inventory obsolescence and warranty costs from fiscal year 2008 to fiscal year 2010 and no significant changes are anticipated for fiscal year 2011.

Property, Plant and Equipment

        We record property, plant and equipment at cost. Cost of property, plant and equipment acquired in a business combination is recorded at fair value based on the age and current replacement cost for similar assets on the date of the acquisition. We generally expense repair and maintenance costs unless they extend the useful lives of assets. Depreciation of property, plant and equipment is computed principally on the straight-line method over the estimated useful lives of the assets ranging from 3 to 37 years for equipment and from 17 to 25 years for buildings. Gains and losses related to the disposition of property, plant and equipment are charged to other income or expense when incurred. Also, when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, management assesses whether there has been an impairment in the value of the asset by comparing the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition to the carrying amount of the asset. If the expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the asset's carrying value over its fair value. Fair value is estimated based on discounted cash flows, independent appraisals or comparable market transactions.

Goodwill and Intangible Assets

        Our goodwill represents the excess of the purchase price we pay in a business combination over the fair value of net tangible and identifiable intangible assets acquired. We test our goodwill for impairment annually or more frequently if events or circumstances indicate the potential for impairment. In 2010, we performed our impairment test on the last day of our fiscal year. For fiscal year 2011, we have made an accounting policy election to perform our annual impairment test on the first day of our fourth quarter. We believe this change is preferable as it provides additional time to quantify the fair value of our reporting units and also reduces the likelihood that the annual impairment analysis would not be completed by the filing date of our annual financial statements. This change in accounting policy will not delay, accelerate or avoid an impairment charge and does not result in adjustments to our financial statements when applied retrospectively. For impairment testing purposes, we have identified six reporting units at the operating segment level, primarily based upon the nature of discrete businesses comprising our operations. As of December 31, 2010, goodwill has been allocated to four of the identified reporting units. Two operating segments are below the required quantitative thresholds and have been aggregated into one reporting segment, European Engineered Products.

        The impairment test for goodwill is a two step process. If the carrying value of the reporting unit exceeds its fair value, the goodwill is potentially impaired and the implied fair value of goodwill must be determined by estimating the fair value of the reporting units and allocating such value to the tangible and identifiable intangible assets of each reporting unit. If the carrying amount of a reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to the excess of the carrying amount of goodwill over its implied fair value. We determine the fair value of each reporting unit based on an income approach, using a discounted cash flow analysis, and a market valuation approach, using market multiples of publicly traded guideline companies. The discounted cash flow analysis requires various judgmental assumptions about future cash flows, growth rates, and weighted average cost of capital. The assumptions about future cash flows and growth rates are based on an assessment of the business plans of each reporting unit. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

        In 2008, as a result of declines in operating results and uncertainty related to the duration of the economic downturn, we entered into a series of forbearance and limited waiver agreements in order to negotiate the terms of our existing capital structure and avoid the acceleration of repayment of our outstanding debt. As a result of these identified impairment indicators, we tested our goodwill for impairment. Our testing indicated that the net carrying value of our reporting units exceeded their fair values. Accordingly, we proceeded to determine the implied fair value of goodwill for comparison to recorded amounts. We recorded an impairment charge of approximately $345.0 million in 2008. No goodwill impairment indicators were identified and no impairment charges were recorded based upon impairment testing performed as of December 25, 2009 or December 31, 2010.

        The following table is a summary of the key assumptions and results of our step-one test as of December 31, 2010, comparing the fair value of each reporting unit to the carrying value:

	Key Assumptions
			% Fair Value Exceeds Carrying Value as of December 31, 2010
Reporting Units	Discount Rate	Terminal Growth Rate		Goodwill as of December 31, 2010
				(in thousands)
U.S. Residential Building Products	13.5%	3.0%	96.4%	$65,942
U.S. RV and Specialty Building Products	13.5%	3.0%	55.0%	15,112
European Roll Coated Aluminum	13.5%	3.0%	17.5%	106,560
European Engineered Products
Ellbee Limited	13.5%	3.0%	327.2%	12,385

				$199,999

        Assumptions and estimates about future cash flows and discount rates are complex and often subjective. They are sensitive to changes in underlying assumptions and can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Our assessment includes significant estimates and assumptions including the timing and amount of future discounted cash flows, the discount rate and the perpetual growth rate used to calculate the terminal value. As of December 31, 2010, the fair value for the European Roll Coated Aluminum reporting unit exceeded carrying value by approximately 17.5%. Significant estimates and assumptions were used in determining the fair value of the reporting unit and changes in estimates could have a significant impact on the estimated fair value. For example, a 1.0% increase in the discount rate or a 0.5% decrease in the terminal growth rate would result in a change in the fair value of $11 million or $3 million, respectively, and could result in future impairments. We will continue to analyze changes in assumptions in future periods.

        We have recognized intangible assets, apart from goodwill, acquired in business combinations and resulting from certain shareholder transactions, at fair value on the date of the transactions. Indefinite lived intangible assets are not amortized, but are tested for impairment annually on the last day of our fiscal year, or more frequently if events or circumstances indicate the potential for impairment. We amortize our intangible assets with finite lives over their useful lives based upon the pattern in which the economic benefits of the intangible assets are recognized. If that pattern cannot be determined, a straight-line amortization method is used. Intangible assets with finite lives are tested for impairment when there are indications that the carrying amount of an intangible asset may not be recoverable. We utilize an income approach to estimate the fair value of our definite and indefinite lived intangible assets to test for impairment.

        We record impairment charges on goodwill and intangible assets in goodwill and other impairments in the consolidated statement of operations. The 2008 impairments of goodwill, trade names and customer relationships resulted from broad declines in our estimate of cash flows to be derived from future sales. See Note 6 to our audited consolidated financial statements included elsewhere in this prospectus for further disclosures related to goodwill and other intangible assets.

Income Taxes

        We account for income taxes using the asset and liability method of accounting. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax bases of existing assets and liabilities. We establish valuation allowances if we believe it is more likely than not that some or all of the deferred tax assets will not be realized. We do not recognize a tax benefit unless we conclude that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met a tax benefit is recognized and measured as the largest amount of the tax benefit that in our judgment is greater than 50 percent likely to be realized. Interest and penalties related to unrecognized tax positions are recorded in provision (benefit) for income taxes in our consolidated financial statements.

Revenue Recognition

        We recognize revenue when persuasive evidence of an agreement exists, delivery has occurred, our price to the buyer is fixed and determinable and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership.

Recently Issued Accounting Standards

        See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk from changes in currency exchange rates (primarily the Euro and British pound sterling), interest rates and commodity prices (primarily aluminum and steel).

Foreign Currency Exchange Risk

        Approximately 36% of our net sales for the nine months ended September 30, 2011 originated in Europe. Approximately 33% of our net sales for the year ended December 31, 2010 originated in Europe. Although our sales outside the United States are subject to exchange rate fluctuations, we do not use derivatives to manage our foreign currency exchange risks resulting from foreign sales. Changes in foreign exchange rates affect interest expense recorded in relation to our foreign currency-denominated debt instruments.

Interest Rate Risk

        We have market risk related to changing interest rates. Although we historically entered into interest rate agreements to reduce the impact of interest rate fluctuations on our interest expense, we terminated all of our outstanding interest rate swaps in connection with the Restructuring. We may enter into additional interest rate swaps in the future to manage our interest rate risk.

Commodity Price Risk

        From time to time we enter into contracts for the purchase of aluminum and steel at market values in an attempt to assure a margin on specific customer orders. We may also choose to commit to purchase a specific quantity of aluminum over a specified time period at a fixed price, exposing us to the difference between the fixed price and the market price of aluminum during that time period. We do not use hedges to manage our long-term risks relating to market prices of steel and aluminum raw materials because we are generally able to pass on changes in market prices to customers.

BUSINESS

        We are a leading international producer of metal and vinyl products sold to the residential repair and remodel, non-residential construction and recreational vehicle (RV) markets primarily in North America and Europe. We are a leader in several niche product categories, including preformed roof-drainage products sold in the United States, metal roofing and siding for wood frame construction in the United States, and aluminum siding for towable RVs in the United States and Europe. Sales to the building products and RV markets accounted for approximately 73% and 15% of our 2010 net sales, respectively.

        Our customers are located predominantly throughout North America and Europe and include distributors, contractors and home improvement retailers, as well as RV, transportation and other original equipment manufacturers ("OEMs"). We have extensive in-house manufacturing and distribution capabilities for our more than 10,000 unique products and operate through a network consisting of 40 facilities, including 32 located in the U.S., two in Canada and six in Europe. We have over 50 years of experience manufacturing building products and RV exterior components, including our time as a division of our former parent, Alumax, a fully integrated aluminum producer acquired by Alcoa Inc. in 1998. We have operated as an independent company since 1996 when our division was acquired in a management-led buyout.

        The following charts show our net sales by end-market, business segment and geography during the year ended December 31, 2010:

Net Sales by End Market	Net Sales by Business Segment	Net Sales by Geography

        For the year ended December 31, 2010, we had total net sales of approximately $884 million, a net loss of approximately $39 million, and Adjusted EBITDA of approximately $69 million, which represent increases of 9% in net sales and 20% in Adjusted EBITDA as compared to the year ended December 25, 2009. We believe these improved results are indicative of a modest recovery in our business following the global economic downturn. For comparison, our net sales and Adjusted EBITDA, excluding pro forma amounts for acquired businesses, were approximately $1.1 billion and $115 million, respectively, for the year ended December 29, 2006, the last full year before the economic downturn. For a reconciliation of net income (loss) to Adjusted EBITDA, see footnote 3 in "Summary Consolidated Financial Information."

Our Competitive Strengths

        The following competitive strengths have contributed to our success and are critical to maintaining the market positions that we enjoy and achieving our plans for future growth:

        Well positioned leader in rebounding end markets.    We maintain leading market positions in a number of niche markets which we believe are likely to rebound following a severe cyclical downturn. These positions include:

  •
  #1 position by unit volumes in preformed residential gutters sold in the United States.

  •
  #1 position by revenues in metal roofing and siding for wood frame construction in the Northeast United States.

  •
  #1 position by unit volumes in aluminum siding for towable RV exteriors in the United States.

  •
  #1 position by unit volumes in aluminum siding and roofing for towable RVs in Europe.

  •
  #1 position by unit volumes in steel exterior panels for manufactured housing in the United States.

  •
  #1 position by revenues in vinyl windows and doors for the UK holiday home and home center markets.

        Our total net sales derived from these #1 positions were $335.8 million in 2010, or 38% of our total net sales. We believe our leading market positions position us to grow sales and improve our profitability amid a period of anticipated recovery in the residential repair and remodel, non-residential construction and RV markets.

        Fabrication capabilities specifically tailored for niche markets.    Our manufacturing capabilities are critical to maintaining our strong position in several niche markets for our products. We are able to procure bare metal and paint it to our customers' specifications. These integrated metal coil coating capabilities provide us with a competitive advantage in the home improvement retail and RV industries as an integrated low-cost supplier of metal products with the ability to meet the demanding delivery requirements of customers in these industries. We believe we are also the only supplier who manufactures roof drainage components from each of the four most common gutter materials: aluminum, steel, copper and vinyl. In Europe, our 103" wide aluminum coating line in the Netherlands is one of only two such lines in the world that coat metal in excess of 100" wide.

        Strong, established customer relationships.    We have maintained long-standing relationships with our major customers across our end markets and, to many, we are a critical supplier. Our top ten accounts include customers from each of our five business segments, have been customers of ours for more than 15 years on average, and include The Home Depot® and Lowe's®, the two largest home improvement retailers in the United States, each of whom have been our customer for over 25 years. In addition, since 2005, the year-over-year retention rate of our top 100 customers has averaged over 97%. The depth and longevity of our customer relationships provide a foundation for recurring revenues and an outlet for the introduction of new products.

        More efficient, lower cost business.    Since the third quarter of 2008 we have worked to operate a more efficient, lower cost business. Recent improvements reflect the results of our ongoing initiatives to centralize certain management controls, rationalize our operating structure and implement best practices to improve our manufacturing culture. Specific initiatives include:

  •
  Facility rationalization.  Between January 2008 and September 2011, we closed 31 facilities representing approximately 28.2% of our square footage devoted to manufacturing and distribution. These closures eliminated redundant and less profitable or unprofitable facilities while reducing supervisory and administrative personnel. In closing these facilities, we endeavored to and believe we did retain a significant portion of the profitable business previously served by these closed facilities. We believe we have enhanced the overall productivity potential of our facilities and will be able to support the peak volumes that existed prior to these closures.

  •
  Centralized lean manufacturing deployment.  Beginning in June 2008, we centralized the implementation and execution of our lean manufacturing initiatives and related integrated sales and operational planning. As a result, we have achieved significant reductions in inventory, improved our efficiency and strengthened customer service at many of our facilities. We expect to continue to benefit from greater efficiencies incrementally as we implement these best practices across our global platform.

  •
  Information technology deployment.  We have deployed a market leading enterprise resource planning, or ERP, system in our U.S. Non-Residential Building Products segment, our U.S. Residential Building Products segment and our corporate offices. We expect to deploy this system in our remaining U.S. segment within the next two years. Compared to the legacy systems previously utilized, our new ERP system enables us to better support our manufacturing and selling processes by providing critical information related to product cost, supply chain status and customer profitability.

  •
  Improved freight and logistics productivity.  We have undertaken a significant number of initiatives to improve our freight and logistics productivity and reduce our shipping costs, including outsourcing routes, implementing load optimization software, changing our driver compensation structure and adding on-board GPS systems to track productivity and manage mileage-based compensation within our captive shipping fleet.

  •
  Non-metal procurement cost management.  Under our procurement cost reduction initiatives, in 2010 we reduced our non-metal procurement costs by more than $3.8 million.

        As a result of these and other initiatives, we have a more favorable cost structure than we did prior to 2008. For example, we estimate that we increased our net sales per employee by 7.3% for the year ended December 31, 2010 as compared to the year ended December 28, 2007. We also estimate that we reduced our selling and general expenses (excluding depreciation) as a percentage of sales volume by 2% in the year ended December 31, 2010 as compared to the year ended December 28, 2007. These improvements were achieved despite a 23% reduction in net sales volume during the same period. We believe that these improvements have made us more competitive and have positioned us to improve our operating margins when key end markets recover.

        Significant diversification across products, materials, customers, end markets and geography.    We produce and deliver over 10,000 unique products, utilizing aluminum, steel, copper, vinyl and fiberglass, through a multi-channel distribution network that serves customers across multiple end markets and geographies. Our customer base is highly diverse, with our top ten customers accounting for less than 31% and no single customer accounting for more than 12% of our total 2010 net sales. Further, our top ten customers include customers from each of our five segments. Our sales are also diversified geographically, with 67% of our 2010 net sales originating in the U.S. and Canada and the remainder originating in the UK, the Netherlands and France. This diversity has helped to offset the cyclicality that is experienced in some of the markets we serve, while allowing us to address profitable growth opportunities as they arise in different product lines, end markets and geographies.

        Committed and experienced management team.    We have an experienced management team led by our chief executive officer Mitchell B. Lewis and chief financial officer R. Scott Vansant. Messrs. Lewis and Vansant each have approximately 20 years of industry experience with us and our predecessor and have effectively led us through various industry cycles, economic conditions and capital and ownership structures.

 Our Business Strategy

        Our strategy is to leverage the strengths and experience that have provided us leading market positions to grow our business beyond our current product offerings and the customers and geographic markets we currently serve. In addition, we will endeavor to improve our capabilities and profitability through process improvement initiatives and further cost reductions.

        Capture growth related to anticipated market recovery.    We intend to capitalize on the anticipated recovery in the residential repair and remodel, non-residential construction and RV markets. We believe that our leading market positions, well-established customer relationships, broad product portfolio, national distribution capabilities and low cost manufacturing platform provide us with a competitive advantage over other suppliers.

        Continue to focus on operational leverage.    We believe that we have created significant operating leverage within our current manufacturing platform that will provide substantially greater earnings potential in a rising volume environment. We intend to continue to improve our cost structure through incremental lean manufacturing deployment, improved supply chain management, reduced freight and procurement costs, incremental facility rationalization, and implementation of best practices throughout our organization. We also intend to continue to integrate new information technologies across our business, which we expect will further enhance our management capabilities, improve our data quality and enable further integration of our businesses.

        Drive growth through business development initiatives.    We have instituted a series of business development initiatives that we believe will position us to achieve profitable organic growth. As part of our planning process, we task each segment to broaden its geographic presence and product offering. Our efficient and adaptable manufacturing and distribution platform, as well as our existing channel partners and industry relationships, have well positioned us to develop and profitably commercialize new products as well as modify existing products to respond to new and expanding markets, particularly when our markets continue to recover. As part of our efforts, we have instituted an incentive compensation structure that specifically rewards business development efforts among key managers.

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  Expand into new geographic markets.  Our efficient and adaptable manufacturing and distribution platform as well as our established channel partners and industry relationships, have well positioned us to identify and selectively act on growth opportunities in new geographic markets. The versatility of our product line allows us to modify already successful products for use in other geographic areas both in the United States and abroad. For example, we plan to grow our sales of roof drainage products in Canada and our sales to the distributor channels outside the Northeastern United States. Internationally, we have increased our sales representation in emerging markets where our manufacturing and distribution expertise can be leveraged profitably.

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  Increase sales to new customers.  We plan to continue identifying and developing new market opportunities for our products. Opportunities include selling to government entities (including the military) or to government contractors, and increasing penetration of all building materials sales channels with our full product line.

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  Develop innovative new products.  We plan to continue engaging in research and development of new products and leveraging our existing customer relationships to distribute these products. Examples include our successful introduction of a new solid gutter cover in the United States as well as roll coated aluminum coil offerings with unique graphics capabilities for architectural applications.

        Maintain focus on free cash flow generation and deleveraging.    Since 2008, centralization of many procurement functions and implementation of operational planning processes have enhanced our capabilities for managing working capital. In addition, while capital expenditures have historically averaged approximately 1% of net sales, reductions in the number of facilities we operate has further reduced capital spending necessary to maintain equipment and productive capacity while also reducing operating costs. We expect to continue to develop our capabilities for working capital management and to maintain low levels of maintenance capital expenditures. Our focus on these initiatives reflects our intention of generating free cash flow available for debt reduction and deleveraging.

Our Business Segments

        We manage our business and serve our customers through five reportable segments differentiated by market, product type and geography. Our structure and business model trace their roots to our history as a downstream producer of aluminum products and have evolved in response to customer demand for products made from materials other than aluminum and in pursuit of growth opportunities in different end markets and geographies. Today we offer a full complement of products responsive to the demands of the markets we serve and produced from various materials, including aluminum, steel, copper, vinyl and fiberglass.

        Our five reportable business segments are described below:

  U.S. Residential Building Products

        Our U.S. Residential Building Products segment utilizes aluminum, steel, copper and vinyl to produce residential roof drainage products, including preformed gutters, downspouts, elbows, soffit, drip edge, fascia, flashing, snow guards and related accessories. These products are used primarily for the repair, replacement or enhancement of residential roof drainage systems. We sell these products to home improvement retailers, lumber yards, distributors and contractors from nine manufacturing and distribution facilities located in North America.

        This segment accounted for $244.5 million, or 28%, of our net sales in 2010. In 2010 we were the leading manufacturer of preformed metal gutters sold in North America by unit volumes. Further, we believe that we are the only North American supplier that produces preformed roof drainage systems from each of the four most common gutter materials aluminum, steel, copper and vinyl. Demand for products we sell through this segment generally increases in periods following significant weather events including hurricanes, severe winter weather, and excessive rain.

  U.S. Non-Residential Building Products

        Our U.S. Non-Residential Building Products segment utilizes light gauge steel and aluminum coil to produce exterior building components, including roofing and siding panels, ridge caps, flashing, trim, soffit and other accessories. We sell these products to builders, contractors, lumber yards and home improvement retailers from 11 manufacturing and distribution facilities located in the United States. These products are predominantly used in the construction of a wide variety of small scale non-residential, agricultural and industrial building types on either wood or metal frames.

        This segment accounted for $203.4 million, or 23%, of our net sales in 2010. We believe that we are the second largest supplier of steel roofing and siding utilized for wood frame construction in the United States by revenues and believe that we have the largest market share of steel roofing and siding supplied to the Northeastern U.S. wood frame market by sales volume.

  U.S. RV and Specialty Building Products

        Our U.S. RV and Specialty Building Products segment utilizes various materials, including aluminum coil, steel coil and fiberglass to create exterior components for the towable RV, cargo and manufactured housing markets. These products include sidewall components, siding, doors and trim.

We also produce specialty made-to-order vinyl replacement windows and aluminum patio and awning components sold primarily to home improvement contractors in the Western United States. Our vinyl windows and patio and awning products are high-end replacement and remodel products that carry strong brand recognition in the regional markets where they are sold. This segment operates from 13 manufacturing and distribution locations in the United States.

        This segment accounted for $146.1 million, or 16%, of our net sales in 2010. We estimate that we sold at least 50% of the aluminum sidewalls and 26% of the doors used in the production of towable RVs in the United States in 2010. In addition, we believe that we are the only supplier of aluminum sidewalls in the United States with in-house coil coating capabilities. After declining in 2008 and 2009, the towable RV market grew 42% in 2010 according to the RVIA.

  European Roll Coated Aluminum

        Our European Roll Coated Aluminum segment uses a roll coating process to apply paint to bare aluminum coil and, to a lesser extent, bare steel coil in order to produce specialty coated coil, which we also process into specialty coated sheets and panels. We sell these products to building panel manufacturers, contractors and UK "holiday home," RV and transportation OEMs throughout Europe and in parts of Asia. Our customers use our specialty coated metal products to manufacture, among other things, RV sidewalls, commercial roofing panels, interior ceiling panels, and liner panels for shipping containers. We produce and distribute these roll coated products from one facility in the Netherlands and one facility in the United Kingdom.

        This segment accounted for $210.5 million, or 24%, of our net sales in 2010. We estimate that we sold at least 85% of the aluminum sidewall material used in the production of RVs in Europe in 2010.

  European Engineered Products

        Our European Engineered Products segment utilizes aluminum and vinyl extrusions to produce residential windows, doors and shower enclosures. These products are sold to home improvement retailers, distributors and factory-built "holiday home" builders in the United Kingdom. We also produce windows used in the operator compartments of heavy equipment, components sold to suppliers to automotive OEMs in Western Europe and RV doors. We produce and distribute these engineered products from two facilities in France and two facilities in the United Kingdom and have developed extensive in-house manufacturing capabilities, including powder coating, glass cutting, anodizing and glass toughening.

        This segment accounted for $79.2 million, or 9%, of our net sales in 2010. We believe that we are the largest supplier of residential vinyl windows to the UK home improvement and holiday home markets by revenues.

Our Products

        Our products are sold to a diverse group of customers operating in a variety of industries. Our sales and marketing effort are organized on a decentralized basis to provide services to our broad customer base in multiple geographic areas. The table below lists our key products, materials used, customers, sales regions, segments and end markets:

Products	Primary Materials	Customers	Primary Sales Regions	Segments	End Markets
Roof Drainage Products (gutters, downspouts and accessories)	Aluminum, Steel, Vinyl, Copper	Home Improvement Retailers, Lumber Yards, Rural Contractors, Home Improvement Contractors, Distributors, Manufactured Housing Producers	U.S.	U.S. Residential Building Products and U.S. Non-Residential Building Products	Residential Building Products; Non-Residential Building Products
Soffits (roof overhangs), Fascia (trims), Flashing (roofing valley material)	Aluminum, Steel, Copper	Home Improvement Retailers, Lumber Yards, Rural Contractors, Industrial and Architectural Contractors, Home Improvement Contractors, Manufactured Housing Producers	U.S.	U.S. Residential Building Products and U.S. Non-Residential Building Products	Residential Building Products; Non-Residential Building Products
Roofing & Siding (including RV siding and building panels)	Aluminum, Steel, Vinyl, Fiberglass
		Rural Contractors, Distributors, Lumber Yards, Industrial and Architectural Contractors, Home Improvement Contractors, Manufactured Housing Producers, Home Improvement Retailers, OEMs, RV Manufacturers	U.S., Europe	U.S. Non-Residential Building Products, U.S. RV and Specialty Building Products, European Roll Coated Aluminum and European Engineered Products	Residential Building Products, RV Products, Non-Residential Building Products
Doors	Aluminum, Fiberglass	Distributors, Home Improvement Retailers, Home Improvement Contractors, RV Manufacturers	U.S., Europe	U.S. Non-Residential Building Products, U.S. RV and Specialty Building Products and European Engineered Products	RV Products, Residential Building Products
Windows	Aluminum, Vinyl	Holiday Home Manufacturers, Home Improvement Contractors, Transportation Industry Manufacturers, OEMs, RV Manufacturers	U.S., Europe	U.S. Non-Residential Building Products, U.S. RV and Specialty Building Products and European Engineered Products	RV Products, Residential Building Products, Other Products
Specialty Coated Coils (painted aluminum and steel coils)	Aluminum, Steel	Various Building Panel Manufacturers, RV Manufacturers, Transportation Industry Manufacturers, OEMs	Europe	European Roll Coated Aluminum	RV Products, Non-Residential Building Products, Other Products

Our End Markets

        Through our five business segments we serve two primary end markets—Building Products and Recreational Vehicle Products. Within the Building Products market, we serve both the Residential and Non-Residential Building Products markets. We believe our geographic network, broad product portfolio and customization capabilities allow us to effectively meet the diverse requirements of our customers within our end markets. The following table illustrates our net sales in 2010 by segment and end market:

	End Markets Served
Segment	Residential Building Products	Non-Residential Building Products	Recreational Vehicle Products	Other Products	Net Sales	% of Net Sales
U.S. Residential Building Products	$239.5	$—	$—	$5.0	$244.5	27.7%
U.S. Non-Residential Building Products	—	203.4	—	—	203.4	23.0%
U.S. RV and Specialty Building Products	51.7	—	57.3	37.1	146.1	16.5%
European Roll Coated Aluminum	—	106.6	70.9	33.0	210.5	23.8%
European Engineered Products	40.0	2.7	7.3	29.2	79.2	9.0%

Net Sales	$331.2	$312.7	$135.5	$104.3	$883.7	100.0%

% of Net Sales	37.5%	35.4%	15.3%	11.8%	100.0%

Principal Products	Gutters, downspouts, gutter guards, soffits, patio doors, windows, etc.	Metal roofing, siding panels, drip caps, coated metal coil.	RV exterior components and doors	Coated metal and sheet, cabin frames, sunroofs and windows.
Customer Type	Home improvement contractors, home improvement retailers, distributors and manufacturing housing producers	Rural, industrial and architectural contractors, distributors and builders	RV OEMs	Transportation and other OEMs.

Residential Building Products

        We are a leading supplier of metal and vinyl gutters and related components to U.S. home improvement retailers. Our other residential building products include patio doors, windows and bath and shower products primarily used in the home improvement market. We continue to grow our sales into the residential building products end market through an emphasis on growing our sales of patio doors, vinyl windows and lattice systems.

  Roof Drainage Products

        We produce and distribute virtually every component of roof drainage systems and offer a complete product line, including aluminum, steel, copper and vinyl products.

        Home Improvement Retailers.    We sell to all major home improvement retailers, which represent the largest customer group for our roof drainage sales. Our success in this market can be attributed to the following factors:

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  Distribution: We maintain a national manufacturing and distribution network to home improvement retailers in the roof drainage sector. We have a national distribution network which is able to satisfy short lead times (usually two days) mandated by home improvement retailers.

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  One-stop Shopping: We offer home improvement retailers a full spectrum of roof drainage products and accessories. Further, we offer new and innovative products, including patented products. For example, we introduced the patented Flex-A-SpoutTM which diverts water around trees, shrubs and decks with a corrugated design that easily bends and holds its shape, even when buried.

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  Cost: Our size and ability to internally paint metal provides a distinct cost advantage compared to most of our competitors. Our purchasing power also affords us a raw materials cost advantage.

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  Customer Relationships: We have developed long-term relationships with home improvement retailers, having served that market for over 30 years.

        Distributors.    Roof drainage products sold into the distributor market are generally characterized by heavier gauges and different component parts. Orders from distributors are typically larger in size than those from either the home improvement retailer or contractor market, which allows us to service this market with fewer locations. Products bought by distributors are typically resold to individual contractors.

Other Residential Building Products

        We produce and distribute a wide range of other residential building products including awning systems, vinyl windows, aluminum shower enclosures, patio doors and manufactured housing siding. These products are typically sold to holiday home and manufactured housing OEMs, home improvement contractors and distributors.

  Replacement Vinyl Windows

        We manufacture and sell vinyl windows for the residential replacement markets in the United States and United Kingdom. Vinyl windows require low maintenance and generally are more resistant to temperature than wood and aluminum. In the United States, we sell primarily to the high-end residential contractor market from manufacturing facilities in Sacramento, California and Loveland, Colorado. Over recent years, vinyl window sales have eroded business from wood and aluminum. We also manufacture vinyl windows in the United Kingdom that we sell to the UK holiday home market.

  Lattice and Awning System Products

        Lattice and awning systems are patio covers and shade structures that enhance outdoor living space. Each component is manufactured from structural aluminum alloys and finished with a high performance coating offered in a variety of colors. This gives the products the appearance of wood with long-term durability. Our lattice and awning systems are sold to contractors and distributors and sales tend to be driven by general remodeling activity. These systems are manufactured in Romoland, California and distributed through two locations in California and Arizona. We believe that the versatility of this product line will provide us a growth opportunity by allowing us to modify these already successful products for use in other geographic locations.

  Aluminum Bath and Shower Enclosures

        We manufacture and sell aluminum bath and shower enclosures. These products are manufactured in one location in the United Kingdom and are sold to the UK distributor and holiday home markets. These products have benefited from overall market growth as consumers begin to switch to more modern baths and showers.

  Patio and French Doors

        We manufacture and sell vinyl patio and French doors for the UK home center market. By applying our expertise from our U.S. vinyl operation to support our initiative in the United Kingdom, we have grown sales significantly since initiating this program in 2003.

Non-Residential Building Products

        We supply metal roofing, siding and accessories for a wide variety of non-residential construction applications, including agricultural, industrial and architectural uses. The core products we sell to this end market include metal roofing and siding, along with numerous accessories such as ridge caps, ridge vents and corners used in non-residential construction. In addition, we manufacture and sell specialty coated aluminum and steel products that are further fabricated by our non-residential customers. We serve a variety of customers through a number of distribution channels including contractors, distributors and lumber yards.

        Demand in the agricultural/rural market is driven by non-residential construction trends in rural areas. In addition to increased volumes from overall market growth, we plan to grow our share in regions of North America where we have low penetration. We have not historically had a major presence in the industrial and architectural market, and management believes there is potential for increasing our market share by leveraging our product and manufacturing capabilities and our cost advantage.

  Metal Roofing, Siding and Accessories ("MRS")

        This end market's core products include fabricated metal roofing and siding panels, along with numerous accessories such as drip caps, ridge vents and corners. These products are used primarily for exterior walls and roofs. We also sell metal roofing panels directly to contractors for use in smaller non-residential construction (e.g., schools and office buildings). In addition, we supply home improvement retailers with standard metal panels which are then sold to customers or contractors in the "Do-It-Yourself", or DIY, market.

        MRS serves a highly fragmented market divided into two distinct market customer groups: the wood frame market and the industrial/architectural market. Both markets are regional and characterized by high shipping costs and short lead times. Sales to the wood frame group are made primarily through builders, distributors and contractors, and are driven by rural construction trends. Sales to the industrial/architectural customer group tend to be more customized with product characteristics often specified by architects. We serve this customer group through Fabral, Inc., a well recognized brand name in the industry.

        Demand is largely driven by consumer confidence, interest rates, consumer disposable income, the strength of agricultural markets, consumer access to affordable financing and commercial construction trends. The agricultural market is highly fragmented and we compete against a number of smaller, mostly private companies.

  Specialty Coated Metals

        We manufacture and sell specialty coated aluminum and steel that is further fabricated by our non-residential customers. We purchase coil from primary metal producers, which is then coated through a roll-coating painting process before being sold for further fabrication by customers. We primarily focus on niche products that have difficult technical and quality requirements such as rolled aluminum unique colors and patterns, advanced finishes and higher-end panels. The market for specialty painted coils is fragmented and diverse with demand driven primarily by non-residential construction trends.

Recreational Vehicle Products

        We manufacture and sell components for use in the production of RV exteriors to all major RV OEMs. These products include painted aluminum coils, roll formed aluminum panels, doors and exterior wall panels (typically a fiberglass reinforced panel). Aluminum panels sold to our customers are initially painted at one of our coil coating lines, and are then either delivered directly to customers or further fabricated.

        There are two distinct segments in the RV market: products for (i) motorhomes and (ii) towable RVs. Motorhomes are motorized RVs, whereas towable RVs are towed by automobiles and light trucks. In these markets, we believe we are the number one supplier of RV aluminum siding for towable RVs in the combined U.S. and European markets. Geographically, approximately 58% of 2010 overall RV net sales were in Europe with the balance in the United States.

        Demand for our RV products is driven by trends in disposable income, interest rates and general economic conditions, as well as demographic trends relating to consumers in the 55 through 74 year old age group, who constitute a significant source of demand for RV products. We primarily supply the lower price point aluminum towable RV market in the United States, which has historically been more stable relative to motorhomes. In Europe, we focus on both towables and motorhomes. Our coating capabilities in the United States and in Europe provide a distinct technological and competitive advantage over other suppliers. These capabilities enable us to paint a stripe or other decorative pattern directly onto the aluminum sheet according to customer specifications.

  Aluminum Siding and Roofing

  Europe

        In Europe, we serve substantially all major RV OEMs with aluminum exteriors. We serve our customers from one location in Corby, United Kingdom, and one location in Roermond, the Netherlands. Overall, the European RV market is more regionally focused than the U.S. market and country preferences have a significant impact on RV purchases. As a result of gasoline prices and aesthetic preferences, fiberglass, which as applied on a recreational vehicle is heavier than aluminum, has not gained significant market share over aluminum in Europe.

  United States

        We believe we are the only national RV supplier of exterior aluminum siding with multiple locations across the United States. We also paint our coils internally, providing us with a significant cost advantage.

        Over the last 16 years, fiberglass has gained significant share as compared to aluminum in the production of RVs in the U.S. market due to its resistance to denting and scratching. This has occurred even though fiberglass is more costly and has historically required the use of a lauan substrate similar to plywood, which adds significant weight to the vehicle. In recent years, aluminum's share of the towable RV market has stabilized.

        We also serve the U.S. RV exterior market, including all major, multi-location North American OEMs. Our three Indiana facilities are strategically located to service the market as approximately 80% of all North American RVs are produced within Indiana. However, we are the only supplier with a network of locations producing aluminum siding outside of Elkhart, providing us with a significant competitive advantage in servicing our customers on a national basis.

  RV Doors

        We sell entry, portable office and access doors for the RV, utility trailer and mobile modular industries. RV doors are produced in four locations: Indiana, United States, Pudsey, United Kingdom, Montreuil-Bellay and Andrezieux-Boutheon, France. RV doors are typically aluminum framed and the exterior is painted and manufactured to perfectly match the side panel of the RV.

Other Products

        In addition to serving our three principal end markets, we have taken advantage of available manufacturing capacity and leveraged our expertise to develop and sell new products into other markets. We develop and manufacture various metal-based products, including windows sold to bus manufacturers, specialty coated metals for the appliance and transportation markets, and engineered transportation components sold to transportation suppliers. Our auto component products include seat rails made of extruded aluminum, aluminum extruded frames, and custom made sunroofs. The majority of our Other Products end market sales are in France.

        Because of its weight advantages, aluminum is displacing steel in automobile manufacturing. As that trend continues, we expect to capitalize on our aluminum fabrication and extrusion capabilities by increasing sales to Tier I suppliers of aluminum components. We have also emphasized sales of painted aluminum coil into specialty applications. For example, we sell wide painted aluminum into the container market, which improves aesthetics and enables customers to reduce application costs by avoiding seams on their interior panels.

Customer Groups

        Within our three principal end markets, we sell our products to a diverse array of customer groups operating in different industries. The following chart illustrates the distribution of actual net sales among different customer groups.

	Year Ended
	December 31, 2010	December 25, 2009	December 26, 2008
Home Improvement Retailers	21.8%	23.8%	18.2%
OEMs	24.8%	21.8%	27.0%
Industrial and Architectural Contractors	17.9%	18.7%	18.0%
Rural Contractors	15.1%	17.2%	19.2%
Distributors	11.6%	10.1%	9.3%
Home Improvement Contractors	4.7%	4.5%	4.0%
Manufactured Housing Producers	4.1%	3.9%	4.3%

	100.0%	100.0%	100.0%

        We believe that our focus on customer service and product innovation has helped us to establish and maintain long-standing relationships across various customer groups. Our top ten customers have purchased our products for more than 20 years on average. For example, we have maintained long-standing relationships with the two largest leading home improvement retailers in the United States, having done business with each of them for over 25 years.

        We work to foster and build on these relationships by offering our customers a national distribution network with what we believe to be among the best lead times in the industry; developing new products; strengthening the customer/supplier relationship through joint information technology system development and linkage; and building and maintaining personal relationships at multiple levels of our customers' organizations. We believe we have a diverse customer base, and our top ten customers, on a combined basis, represented approximately 31% of our 2010 net sales. In fiscal year 2010, our largest customer, The Home Depot®, accounted for approximately 11% of our net sales.

Original Equipment Manufacturers

        We supply OEMs, such as RV, holiday home, manufactured housing and transportation industry manufacturers. Our principal OEM customers are described below:

        Recreational Vehicle Manufacturers:    We supply various aluminum products to RV manufacturers in the United States and Europe including aluminum siding, roofing, doors and accessories. In addition, we supply laminated aluminum and fiberglass panels to RV manufacturers.

        Commercial Panel Manufacturers:    We sell painted aluminum coil to customers who produce commercial building panels. These panels become part of a total package of commercial building wall panels and facades.

        Transportation Industry Manufacturers:    In addition to supplying RV manufacturers and commercial panel manufacturers, we also supply manufacturers in the transportation industry in Europe with windows, sunroofs, frames and various other components fabricated from aluminum extrusions.

        Other Manufacturers:    We also use our decorative and coil coating capabilities for products supplied to producers of transport containers.

Home Improvement Retailers

        Our home improvement retail customers supply the well-established DIY market in the United States, Canada and the United Kingdom. In the United States, we sell building and construction products. In the United Kingdom, we sell patio doors, vinyl windows and residential entry doors. Home improvement retailers include small hardware stores, large cooperative buying groups, lumberyards and major home improvement retailers.

Rural Contractors

        We supply aluminum and steel roofing and siding products to rural contractors for use in agricultural and rural buildings such as sheds and animal confinement buildings. We sell our products to traditional rural contractors, including building supply dealers, building and agricultural cooperatives, and animal confinement integrators. Building suppliers and agricultural cooperatives typically purchase smaller quantities of product at multiple locations whereas contractors and integrators generally purchase large volumes for delivery to one site.

Home Improvement Contractors

        We sell a variety of products to home improvement contractors, the most significant of which are raincarrying systems and vinyl replacement windows. Other products sold to home improvement contractors include awnings, lattice systems, metal roofing, shower doors and patio and entrance doors. In the United States, we offer a full complement of vinyl replacement windows.

Distributors

        We sell to distributors who distribute to smaller contractors and act as service centers for the next tier of customers in both the United States and Europe. Residential building products sold through distributors include a wide range of shower enclosures, metal roof flashing materials, painted aluminum trim coil, raincarrying systems, fascia/soffit systems and drip edges.

Industrial and Architectural Contractors

        We sell various products to the architectural and industrial contractor markets including standing seam panels, siding, painted coil, soffit and fascia. These products are primarily produced from galvanized steel or aluminum.

Manufactured Home Producers

        We sell fabricated steel siding and accessory parts to producers of manufactured housing in the United States. These products are used for exterior walls and roofs. In addition to steel siding, we also fabricate and supply a variety of steel and aluminum accessory components for manufactured home exteriors.

Sales and Marketing

        Our products and services are sold primarily by our sales personnel and outside sales representatives located throughout North America, Europe and Asia. We have organized sales teams to focus on specific customers and national accounts to allow us to provide enhanced supply solutions, and enhance our ability to increase the number of products that we provide to those customers and accounts.

Seasonality

        Our sales volumes have historically been higher in the second and third quarters due to the seasonal demand of the building products markets served. First and fourth quarter sale volumes are generally lower primarily due to reduced repair and remodel activity and reduced activity in the building and construction industry as a result of colder and more inclement weather in our geographic end markets, as well as customer plant shutdowns in the RV and automotive industries during holidays and model changeovers.

Manufacturing Processes

        Our manufacturing processes employ a variety of equipment and several types of facilities. We believe that our deployment of equipment enables us to manufacture standard and custom products efficiently and economically. We have the equipment necessary for processing substantially all of our products in-house, which minimizes reliance on third party processors. This provides certain cost benefits while enabling us to add new products on a timely basis. These capabilities provide marketing and pricing advantages, including the ability to better control delivery time and to develop new and customer-specific products in an expeditious manner.

        Our manufacturing process generally begins with painting aluminum or steel coil through a process known as roll-coating. Once coated, the aluminum or steel is further fabricated through selected processes which include tension leveling, embossing, slitting, rollforming, brake pressing, notching and bending. These processes complete the appropriate steps to fabricate a finished product. Our coating and fabrication capabilities are described in more detail as follows:

        Coating (painting and anodizing).    Roll-coating is the process of applying a variety of liquid coatings (primarily paint) to bare aluminum or steel coil, providing a baked-on finish that is both protective and decorative. We have three coating lines in the United States and four in Europe. Two of the coating lines in the United States are primarily utilized for internal processing, while one coating line in the United States and the four coating lines in Europe, located within two facilities, are utilized to supply roll-coated products to both internal and external customers.

        Anodizing is an electrochemical process that alters an aluminum surface through a controlled and accelerated oxidation process, which, if desired, may also color the material. Anodizing provides a high quality architectural finish to aluminum extrusions, which is demanded by certain customers. Anodizing is a key manufacturing process we offer in our Montreuil-Bellay facility included in the European Engineered Products segment, which fabricates automotive parts and extrusions used in the transportation industry.

        Fabrication.    After coating, the slit or uncut coil in our U.S. Residential Building Products U.S. Non-Residential Building Products, U.S. RV and Specialty Building Products, European Roll Coated Aluminum and European Engineered Products segments may then undergo a variety of downstream production processes which further fabricate the aluminum and steel sheet to form the desired product. Fabrication equipment includes rollformers, punch and brake presses, embossers and expanding machinery for a variety of applications. Production machinery also includes equipment to bend, notch and cut aluminum and vinyl extrusions required, together with glass, for the assembly of windows and doors.

Raw Materials

        Our main raw material purchases consist primarily of aluminum and steel, and, to a lesser extent, paint, glass, copper and vinyl. Aluminum and steel account for approximately 74% of our raw material costs for the year ended December 31, 2010. We sold approximately 183 million pounds of aluminum and 215 million pounds of steel during the year ended December 31, 2010. All of our raw materials are sourced from external suppliers who are located primarily in the United States and Europe. As one of the largest aluminum coil purchasers in the building products sector, we have enjoyed significant purchasing power which we believe has historically allowed for favorable pricing terms compared to our smaller competitors.

        All of our raw material inputs are sourced from external suppliers. We purchase our steel and aluminum sheet requirements from several foreign and domestic aluminum and steel mills. We believe there is sufficient supply in the market place to competitively source all of our requirements without reliance on any particular supplier. To assure continuity of supply, we negotiate contracts for minimum annual purchases of aluminum from several suppliers. Commitments for minimum annual purchases are typically at a market price. At December 31, 2010, we did not have any such minimum purchase commitments outstanding. In addition, to ensure a margin on specific customer orders, we may commit to purchase aluminum ingot or coil at a fixed market price for future delivery. At December 31, 2010, such fixed price purchase commitments were approximately $27.4 million.

        Approximately 53% and 27% of our net sales in 2010 derived from sales of aluminum and steel products, respectively. Both of these raw materials are subject to a high degree of volatility caused by, among other items, the relationship of world supply to world demand, the relationship of the U.S. dollar to other currencies, and the imposition of import and export tariffs. Historically, prices at which we sell aluminum and steel products tend to fluctuate with corresponding changes in the prices paid to suppliers for these raw materials. Supplier price increases and decreases are typically, but not always, due to competition and the market for alternative products, passed on to customers. Accordingly, our net sales and margins attributable to aluminum and steel products may fluctuate, with little or no change in the volume of shipments. See "Risk Factors—Risks Related to Our Business—Our financial performance is affected by the prices of our key raw materials, particularly aluminum and steel. Price fluctuations relating to aluminum and steel could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flows and limit our operating flexibility."

Intellectual Property

        We rely on a combination of patents, trademarks, trade secrets, other intellectual property rights, and other protective measures to protect our proprietary rights, such as our patented Flex-A-SpoutTM product. We do not believe that any individual item of our intellectual property portfolio is material to our current business. We have licensed, and may license in the future, certain intellectual property and technology from third parties. See "Risk Factors—Risks Related to Our Business—We may be unable to protect our intellectual property rights, and we may be subject to intellectual property litigation and infringement claims by third parties."

Competition

        We believe the principal competitive factors affecting our business are market diversity, customer diversity, geographic diversity and product and material diversity. We believe that we are well positioned to compete with regard to each of these factors in each of the core markets in which we operate.

        We have leading market positions in many of our core product markets. We have historically utilized our strong market positions and operating platforms to grow our business through both organic initiatives and acquisitions, and to improve our profitability. In certain fragmented markets, we are a national supplier to a broad customer base. We have focused on both introducing new products to our existing customer base and selling existing products into new markets and regions.

        In the residential end market, which includes roof drainage products, our competitors in all three selling channels (home improvement retailers, distributors and contractors) are fragmented and only have regional distribution capabilities. Selected competitors include Gibraltar Industries, Spectra and Royal-Apex Manufacturing Company, Inc. The U.S. RV OEM end market is a small, concentrated industry with a handful of large-scale competitors including Foremost and Drew Industries. In Europe, the market is similarly concentrated with primary competitors being Hartal and Eltherington Group Ltd., to which we supply certain products. The non-residential end-market includes the agricultural and industrial sectors. The agricultural market is extremely fragmented in the U.S. Our primary competitors are Metal Sales Manufacturing Corp., McElroy, Central States and Union Corrugating. In the architectural market, which is also highly fragmented, CENTRIA Architectural Systems, Metal Sales Manufacturing Corp., NCI and Peterson Aluminum Corporation are our principal competitors. In the industrial market, particularly in Europe, we occasionally compete with vertically integrated aluminum mills such as Novelis Inc., Hydro Aluminum, Alcoa and Hulett.

Environmental, Health and Safety Matters

        Our manufacturing operations are subject to a range of federal, state, local and foreign environmental and occupational health and safety laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous waste and substances, and the remediation of contamination associated with the current and past use of hazardous substances or other regulated materials. We may not be, at all times, in full compliance with all such requirements. Many of our operations require environmental permits and controls pursuant to these laws and regulations to prevent and limit pollution. These permits contain terms and conditions that impose limitations on our manufacturing activities, production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. We believe we are in compliance in all material respects with all applicable permit requirements. Historically, the costs of achieving and maintaining compliance with environmental and health and safety requirements have not been material costs. However, the operation of manufacturing plants entails risks in these areas, and a failure by us to comply with applicable environmental, health and safety laws, regulations, including permit requirements, could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. While the amount of such liability could be material, we conduct our current operations in a manner intended to reduce the risks of such liability.

        Under certain of these laws and regulations, such as the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), known as the Superfund law, and its state law analogs, we may be held liable for releases of hazardous substances on or from our properties or any offsite disposal location to which we may have sent waste or if contamination from prior activities is discovered at any of our current or former properties. Such liability may include cleanup costs, natural resource damages and associated transaction costs. Liability under these laws can be joint and several, and can be imposed without regard to fault or the lawfulness of the actions that led to the release at the time they occurred.

        Pursuant to these laws, we have been named as a potentially responsible party in state and federal administrative and judicial proceedings seeking contribution for costs associated with the investigation, analysis, correction and remediation of environmental conditions at eleven third party hazardous waste disposal sites. Pursuant to the terms of the Alumax acquisition agreement, subject to certain terms and limitations, Alumax (and its successors) has agreed to indemnify us for all of the costs associated with each of these eleven sites as well as for all of the costs associated with nine additional sites to which we may have sent waste for disposal but for which we have not received any notice of potential responsibility. Our ultimate liability will depend on many factors, including our volumetric share of the waste at a given site, the remedial action required, the total cost of remediation, the financial viability and participation of the other entities that also sent waste to the site and Alumax's willingness or ability to honor its indemnification obligations.

        We are not currently conducting any investigation or remediation of contamination at facilities we own or operate. Potential liabilities of this kind are not subject to indemnification by Alumax. Once it becomes probable that we will incur costs in connection with remediation of a site and such costs can be reasonably estimated, we establish or adjust our reserve for our projected share of these costs. As of December 31, 2010, we had no reserves recorded for environmental matters, as we believe any potential liability is both remote and not reasonably estimable. However, the estimation of environmental liabilities is subject to uncertainties, including the scope and nature of contamination conditions, the success of remediation technologies being employed, new or changes to environmental laws, regulations or policies, future findings of investigation or remediation actions, alteration to expected remediation plans, or the number, financial condition and cooperation of other potentially responsible parties. In the event that we are responsible for environmental cleanup costs, any actual liabilities that exceed our reserves may have a material and adverse effect on our financial condition and, in particular, our earnings. In addition, we may incur significant liabilities under cleanup laws and regulations in connection with environmental conditions currently unknown to us relating to our existing, prior, or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired.

        The facility that our subsidiary Berger Bros Company ("Berger"), a subsidiary of Berger Holdings Ltd., leases in Ivyland, Pennsylvania has contaminated groundwater as a result of the migration from an adjacent property which was formerly the Naval Air Warfare Center, currently an NPL site under CERCLA. The area designated as an NPL site includes our leased property. The United States Navy is conducting a clean-up of the Naval Air Warfare Center NPL site under the Environmental Protection Agency's supervision. The owner/landlord of the Berger property obtained liability protection under Pennsylvania's Brownfield Law by demonstrating to the Commonwealth of Pennsylvania that the contamination is from an off-site source, and, under Pennsylvania law, such liability protection benefits tenants as well. Moreover, under Berger's lease, the landlord retained any liability for this contamination. Accordingly, although the facility leased by Berger is located on an NPL site, the effects of this contamination would not reasonably be expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

        Compliance with environmental, and occupational health and safety laws and regulations can be costly, and we have incurred and will continue to incur costs, including capital expenditures, to comply with these requirements. We estimate that our environmental capital expenditures will be approximately $0.2 million in 2011. In addition, these laws and regulations and their interpretation or enforcement are constantly evolving and have tended to become more stringent over time, and the impact of these changes on our business, financial condition, results of operations or cash flows are impossible to predict. For example, legislation and regulations limiting emissions of greenhouse gases, including carbon dioxide associated with the burning of fossil fuels, are at various stages of consideration and implementation, and if fully implemented, could significantly affect the price of the raw materials for and energy used to produce our products. If our compliance costs increase and are passed through to our customers, our products may become less competitive than other materials, which could reduce our sales. Our costs of compliance with current and future environmental requirements could materially and adversely affect our business, financial condition and results of operations, prospects and cash flows.

Employees

        As of December 31, 2010 we had approximately 2,210 employees, of which approximately 766 (35%) are employed in Europe and approximately 1,444 (65%) in the United States and Canada. Of these employees, approximately 34% are salaried and 66% are hourly employees.

        As of December 31, 2010, approximately 8% of our labor force is represented by collective bargaining agreements and an additional 24% of our labor force is represented by works councils.

        We are not a party to any material pending labor proceedings and believe that our relationship with employees is good.

Facilities and Properties

        Our principal executive office and headquarters is located in Norcross, Georgia. Our principal facilities are listed below by end market:

	End Market
Facility	Residential Building Products	Non- Residential Building Products	Recreational Vehicle Products	Other Products	Owned/ Leased	Square footage
North America
Norcross, GA—Corporate HQ					L	14,153
Anaheim, CA	✓		✓		L	19,546
Barrie, Ontario	✓				O	78,656
Barrie, Ontario	✓				L	27,000
Bloomsburg, PA			✓		L	90,478
Bristol, IN			✓		O	110,000
Cedar City, UT		✓			L	43,340
Denver, CO	✓				L	10,940
Duluth, GA	✓		✓		L	231,000
Elkhart, IN			✓		L	68,000
Feasterville, PA	✓				O	110,475
Grand Prairie, TX	✓				L	89,578
Grapevine, TX		✓			L	90,014
Gridley, IL		✓			O	99,700
Idabel, OK		✓			O	45,540
Ivyland, PA	✓				L	105,431
Jackson, GA		✓			O	70,000
Lancaster, PA	✓				O	220,726
Lancaster, PA		✓			O	134,830
Loveland, CO	✓				L	69,562
Mansfield, TX			✓		O	55,280
Marshfield, WI		✓			O	29,000
Nappanee, IN	✓		✓		O	200,000
Plano, TX—ABP HQ					L	12,400
Phoenix, AZ	✓				L	34,565
Romoland, CA	✓				O	75,000
Sacramento, CA	✓				L	108,000
Salem, OR		✓			L	116,800
Spokane, WA		✓			O	32,400
Stayton, OR			✓		L	35,000
St. Joseph, MN		✓			L	67,000
Tifton, GA		✓			L	55,000
West Helena, AR		✓	✓		O	226,850
Woodland, CA	✓				L	91,445
Europe
Andrezieux-Boutheon, France			✓		O	73,628
Corby, England		✓	✓	✓	O	167,917
Leeds, England	✓				L	56,941
Montreuil-Bellay, France				✓	O	216,355
Pudsey, England	✓		✓		L	183,169
Roermond, the Netherlands		✓	✓	✓	O	245,789
Total Leased(22)						1,619,362
Total Owned(18)						2,192,146

        We believe that our facilities, taken as a whole, have adequate productive capacity and sufficient manufacturing equipment to conduct business at levels meeting current demand. Our broad U.S. and Western European network is well maintained and our sites are located to optimize customer service, market requirements, distribution capability and freight costs. We do not expect significant increases in the number of site locations, except for the contractor roof drainage customer group which we estimate will add approximately three to four sites per year.

Legal Proceedings

        We are currently party to legal proceedings that have arisen in the ordinary course of business. We believe that the ultimate outcome of these matters would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

        The following sets forth certain information with respect to the board of directors and executive officers of our parent, Euramax Holdings.

Name	Age	Title
Mitchell B. Lewis	49	President, Chief Executive Officer and Director
R. Scott Vansant	49	Vice President, Chief Financial Officer, Treasurer and Secretary
Scott R. Anderson	49	Vice President, U.S. Residential Building Products
Jeffrey C. Hummel	47	Vice President, Human Resources
Michael D. Lundin	52	Chairman and Director
James G. Bradley	66	Director
Marjorie L. Bowen	46	Director
Jeffrey A. Brodsky	53	Director
G. Fulton Collins	44	Director
Alvo M. Oddis	55	Director

        The following sets forth certain information with respect to the board of directors and executive officers of Euramax International, Inc.

Name	Age	Title
Mitchell B. Lewis	49	President, Chief Executive Officer and Director
R. Scott Vansant	49	Vice President, Secretary, Chief Financial Officer, Treasurer and Director

        Mitchell B. Lewis has been our president and chief executive officer since February 2008. Mr. Lewis has been a director of Euramax Holdings since February 2008 and became the chief executive officer of Euramax Holdings in February 2008, chief operating officer of Euramax Holdings in 2005, executive vice president of Euramax Holdings in 2002, and group vice president in 1997. Prior to being appointed group vice president, Mr. Lewis served as president of Amerimax Building Products, Inc. from 1993 to 1997, and assistant general manager of Amerimax Building Products, Inc. from 1992 to 1993. Prior to 1992, Mr. Lewis served as corporate counsel with Alumax, and, prior to joining Alumax, he practiced law with Alston & Bird LLP, specializing in mergers and acquisitions. Mr. Lewis received a B.A. in Economics from Emory University in 1984 and a J.D. from the University of Michigan in 1987. Mr. Lewis is uniquely qualified to serve as one of our directors due to his extensive leadership experience in our industry and deep knowledge of our operations.

        R. Scott Vansant has been a director since March 2011 and our vice president, chief financial officer, treasurer and secretary since June 2005. Mr. Vansant became the chief financial officer of Euramax Holdings in July 1998 and vice president and secretary of Euramax Holdings in September 1996. He joined Alumax in 1991. From 1995 to 1996, Mr. Vansant served as director of internal audit for Alumax. Mr. Vansant also served in various operational positions with Alumax Building Products, Inc., including serving as controller from 1993 to 1995 and branch manager from 1992 to 1993. Prior to 1991, Mr. Vansant worked as a certified public accountant for Ernst & Young LLP. Mr. Vansant received a BBA in Accounting from Mercer University in 1984.

        Scott R. Anderson became vice president of Euramax Holdings responsible for our U.S. Residential Building Products segment in September 2006. Previously, Mr. Anderson served as president of our subsidiary Amerimax Building Products, Inc. beginning in October 1998. Mr. Anderson has served in various financial and operational roles since joining our company in 1987, including operations manager of Amerimax Building Products, Inc. from 1997 to 1998 and controller of Amerimax Building Products, Inc. from 1995 to 1997. Mr. Anderson received a B.S. in Finance from the University of Utah in 1987 and an M.B.A. from New York University in 1995. He is a certified public accountant.

        Jeffrey C. Hummel became vice president of human resources of Euramax Holdings in April 2008. From 2001 to 2008, Mr. Hummel was the vice president of human resources in the Barnes Distribution division of Barnes Group Inc. Mr. Hummel served as corporate counsel for Barnes Group Inc. from 1998 to 2001. From 1993 to 1998, Mr. Hummel practiced law as an associate with Skoler, Abbott & Presser, P.C. Prior to 1993, Mr. Hummel was an associate with Muller, Mintz from 1991 to 1993 and with Bingham, Dana & Gould from 1989 to 1991. Mr. Hummel received a B.S., summa cum laude, in Journalism from Boston University in 1985 and a J.D. from Emory University School of Law in 1989.

        Michael D. Lundin has been a director of Euramax Holdings since July 2009, and became chairman of Euramax Holdings at that time. Mr. Lundin is currently a partner in Resilience Capital Partners, a private equity firm focused on investments in companies in special situations. Previously, Mr. Lundin was president and chief executive officer of the Oglebay Norton Company, a miner, processor, transporter and marketer of industrial minerals and aggregates from December 2002 until February 2008, and was employed by Oglebay Norton since 2000. Oglebay Norton filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on February 23, 2004. Prior to joining Oglebay Norton, Mr. Lundin served as vice president and then president/partner of Michigan Limestone Operations, LP. Mr. Lundin earned a B.S. in Manufacturing Engineering and Product Development from the University of Wisconsin and an M.B.A. from Loyola Marymount University. Mr. Lundin is currently a director of Rand Logistics, Inc., Broder Bros., Co., Avtron, Inc. and U.S. Concrete Inc. and, until 2008, was a director of Oglebay Norton Company. Mr. Lundin brings to our board extensive corporate oversight and financial management expertise as well as strategic and financial transactional experience.

        James G. Bradley has been a director of Euramax Holdings since April 2010. Mr. Bradley retired in 2006 as chairman and chief executive officer of Wheeling-Pittsburgh Steel, a producer of steel sheet products such as hot rolled, cold rolled, hot dipped galvanized, electro-galvanized, black plate and electrolytic tinplate. Mr. Bradley became chief executive officer of Wheeling-Pittsburgh in 1998, prior to which he was vice president of operations. Mr. Bradley retired from Wheeling-Pittsburg Steel in 2006. Wheeling- Pittsburgh Steel filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in 2000 and emerged from bankruptcy in 2003. Mr. Bradley received a B.S. in civil engineering from Carnegie Institute of Technology in 1967. Mr. Bradley provides our board with significant executive experience in the steel manufacturing industry.

        Marjorie L. Bowen has been a director of Euramax Holdings since July 2009. From May 1989 to her retirement in January 2008 Ms. Bowen was with Houlihan Lokey Howard & Zukin, Inc., an international advisory-focused investment banking firm. While at Houlihan Lokey, Ms. Bowen served as a Managing Director, where she advised an extensive number of public company boards of directors. Ms. Bowen was also a member of the firm's Management Committee for Financial Advisory Services. Ms. Bowen currently serves on the board of directors and the audit and governance committees of The Talbots, Inc. and on the board of directors and the audit and compensation committees of Global Aviation Holdings, Inc. From October 2009 to July 2010, Ms. Bowen served on the board of directors and the compensation and governance committees of Texas Industries, Inc. Ms. Bowen provides our board with a strong mix of skills and experience in areas including financial review and analysis, strategic planning, transaction experience, professional services and corporate governance.

        Jeffrey A. Brodsky has been a director of Euramax Holdings since July 2009. Mr. Brodsky is currently leading Quest Turnaround Advisors, L.L.C. ("Quest") in its role as Plan Administrator of Adelphia Communications Corporation. Previously, he was the chairman, president and chief executive officer of PTV, Inc. Mr. Brodsky co-founded Quest, a financial advisory and restructuring firm in Rye Brook, NY in 2000 and has been a managing director there since that time. Prior to founding Quest,

Mr. Brodsky held various senior management roles with Integrated Resources, Inc., a diversified financial services firm. He is a certified public accountant. Mr. Brodsky is currently a director of AboveNet, Inc. Mr. Brodsky's significant experience in the areas of accounting and finance and general business matters are important to the board's ability to review our financial statements, assess potential financings and strategies and otherwise supervise and evaluate our business decisions.

        G. Fulton Collins has been a director of Euramax Holdings since September 2009. Mr. Collins is the president of Collins Capital and Consulting, a small growth private equity and consulting firm, a position he has held since August 2000 and Mr. Collins became the chairman and chief executive officer of Network Communications Inc., a real estate media and advertising business, in January 2011. Previously, Mr. Collins was president of Modeci, Inc. and Windsor Equity Group from November 2004 to February 2007. Mr. Collins brings to our board significant experience in operational oversight and logistics, and extensive financial planning experience.

        Alvo M. Oddis has been a director of Euramax Holdings since July 2009. Since September 2004, Mr. Oddis has been president of Oddis Consulting, LLC. From 2002 to 2007, Mr. Oddis was president and chief executive officer of Vitality Foodservice, Inc., a provider of dispensed beverages to the food services industry. From 1990 to 2002, Mr. Oddis was president and chief executive officer of Clayton Group Inc., a waterworks distributor. From 1987 to 1990, Mr. Oddis was a partner in Transfirst Financial Corporation, specializing in mergers and acquisitions of wholesale distribution and manufacturing companies. Mr. Oddis brings many years of operational and distribution leadership experience to our board.

Board of Directors

        Our board of directors consists of two members as set forth in the table above. The board of directors of Euramax Holdings consists of seven members. The current directors are included above. The board of directors of Euramax Holdings has determined that all of its directors are independent under the applicable rules of the SEC, except for Mr. Lewis, who serves as chief executive officer and president. Each of the directors was elected to the board of directors in accordance with the shareholders' agreement between the company and its shareholders. Directors are elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified.

        Audit Committee.    The audit committee of the board of directors of Euramax Holdings is currently comprised of Messrs. Bowen, Brodsky and Lundin. Mr. Brodsky is the chairman of the audit committee. The board of directors of Euramax Holdings has determined that each of the members of the committee is "financially literate" and that Mr. Brodsky qualifies as an "audit committee financial expert" within the meaning of the regulations adopted by the SEC. The board of directors of Euramax Holdings has affirmatively determined that all of the directors on the committee are independent under the SEC's rules. The audit committee has direct responsibility for the appointment, evaluation, retention, compensation and oversight of the work of our independent registered public accounting firm; the review of accounting principles of our company; coordination of the board's oversight of our internal control over financial reporting; the review of policies governing related party transactions and approval of related party transactions; and the review of risk management policies and other compliance matters.

        Compensation Committee.    The compensation committee of Euramax Holdings is currently comprised of Messrs. G. Fulton Collins, James G. Bradley and Alvo M. Oddis. Mr. Collins is the chairman of the compensation committee. The board of directors of Euramax Holdings has affirmatively determined that all of the directors on the committee meet the definition of "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and the definition of "non-employee director" for purposes of Section 16 of the Exchange

Act. The principal responsibilities of the compensation committee are to establish policies and periodically determine matters involving executive compensation, review policies relating to the compensation and benefits of our employees, recommend changes in employee benefit programs and to administer equity-based incentive or compensation plans. See "Executive Compensation—Compensation Discussion and Analysis."

Compensation Committee Interlocks and Insider Participation

        No member of the compensation committee is an officer or employee of Euramax Holdings or any of its subsidiaries. None of the executive officers of Euramax Holdings serves, or has served during the past fiscal year, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of the board of directors of Euramax Holdings.

EXECUTIVE COMPENSATION

        This section discusses the compensation of our principal executive officer and principal financial officer, as well as our two other executive officers, each of whom was serving as of the end of 2010. These executive officers are referred to in the Compensation Discussion and Analysis (the "CD&A") and the tables that follow as our "NEOs." Our NEOs with respect to fiscal year 2010 are Mitchell B. Lewis, R. Scott Vansant, Scott R. Anderson and Jeffrey C. Hummel. The CD&A is a discussion focusing on the policies, decisions and considerations with respect to the compensation of our NEOs during the 2010 fiscal year. Although the CD&A focuses on information relevant to NEO compensation during 2010, it also contains forward-looking statements that are based on current plans, considerations and expectations. However, determinations regarding the compensation of the NEOs that we adopt in the future may differ materially from currently planned programs summarized in the CD&A.

Compensation Discussion and Analysis

Executive Compensation Philosophy and Objectives

        Our compensation philosophy it so provide a total compensation package that not only attracts and retains high caliber executive officers, but is also designed to align the goals of our executive officers with our corporate objectives and our stockholders' interests. The key elements of our executive compensation program, which are discussed in more detail below, are designed with this philosophy in mind. We intend to continue our existing practice of providing a competitive total compensation package that aims to share our success with our NEOs when stated objectives are met. The compensation committee of our board of directors is responsible for establishing, implementing and monitoring adherence with this compensation philosophy.

        The key objectives of our executive compensation program are (1) to attract, motivate, reward and retain superior executive officers with the skills necessary to successfully lead and manage our business, (2) to achieve accountability for the performance of our executive officers by linking annual cash incentive compensation to the achievement of measurable performance objectives and (3) to align the interests of the executive officers and our stockholders through short-term and long-term incentive compensation programs. For our NEOs, short-term and long-term incentives are designed to accomplish these objectives by providing a significant financial correlation between the Company's financial results and their total compensation.

        A significant portion of the compensation of our NEOs consists of cash and equity-based compensation that is contingent upon the achievement of financial performance metrics. Providing a significant amount of NEO compensation in this form serves to align the interest of our executive officers with the interests of our stockholders because the amount of cash compensation ultimately received by the NEOs varies depending on our achievement of pre-determined financial objectives and the value of such equity-based compensation derives its from our equity value, which is likely to fluctuate based on our financial performance.

        Our compensation philosophy is based on the following core principles:

  Total compensation should be related to company performance

        We believe that a significant portion of our executive officers' total compensation should be linked to achieving specified financial and business objectives that create stockholder value and provide incentives to our executive officers to work as a team. Individuals in senior leadership roles are compensated based upon evaluations of company performance and individual performance. Company performance is evaluated primarily based on the degree to which specified financial objectives are met. Individual performance is evaluated based upon several individualized leadership factors, including:

  •
  attaining specific financial objectives within the executive officers' area of responsibility;

  •
  building and developing individual skills and a strong leadership team; and

  •
  developing an effective infrastructure to support business growth and profitability.

  Total compensation should be competitive

        We believe that our total compensation packages should be competitive so that we can attract, retain, and motivate talented executive officers who will help us outperform our competitors. To that end, in addition to the compensation offered to all of our NEOs, we provide our CEO and CFO with additional post-employment compensation that consists of two elements—nonqualified defined contribution retirement plan benefits and additional severance benefits. We believe these benefits to be important elements in a well-structured and competitive CEO and CFO compensation package.

  Compensation should be equitable

        We believe that it is important to apply generally consistent guidelines for executive officer compensation programs. We also believe that executive officers' total compensation should reward individual skills and performance achievements and encourage executives to achieve exceptional performance. In order to continue delivering equitable pay levels, we expect that the compensation committee will consider depth and scope of accountability, complexity of responsibility, qualifications and executive performance, both individually and collectively as a team. To ensure a compensation program we feel is equitable, we seek to reward our executive officers when we achieve financial and business goals and objectives and to generate stockholder returns by providing a significant portion of executive compensation in the form of "at-risk" performance-based compensation, as described earlier.

Setting Executive Compensation

        The compensation committee consists of three members of the board of directors, Messrs. Collins, Oddis and Bradley. Our board of directors has determined that each member of our compensation committee was and remains an outside director for purposes of Section 162(m) of the Code, a nonemployee director for purposes of Rule 16b-3 under the Exchange Act and an independent director as that term is defined under the rules of the New York Stock Exchange.

        Our compensation committee oversees our executive compensation program. In addition, the compensation committee conducts a review of and determines the amount and form of compensation for the executive officers, including the NEOs, at least annually. During the course of that review, the committee considers our compensation philosophy and objectives, the impact of each NEO on the results and success of the Company and the performance of the particular NEO (based on information provided by the CEO for the NEOs other than himself). In addition, the compensation committee considers recommendations by the CEO regarding the compensation of NEOs other than himself. Our CEO provides recommendations to the compensation committee with respect to total compensation, salary adjustments, annual cash incentive bonus targets, and equity incentive awards for the NEOs other than himself. The CEO's recommendations regarding compensation are determined based on his evaluations of the other NEO's performance and any compensation reports and surveys produced by compensation consultants retained by the compensation committee during the relevant time. The compensation committee gives significant weight to the CEO's recommendations when determining the compensation of our NEOs. The compensation committee, meeting in executive session, determines the compensation of the CEO, including his annual incentive targets. As part of its annual NEO compensation review, the compensation committee determines financial objectives and target annual bonus amounts for the NEOs pursuant to our short-term incentive compensation plan. When setting the financial objects for such plans, the compensation committee also considers input of our CFO.

        The compensation committee has the authority to engage the services of an independent compensation consultant. In 2009, the compensation committee engaged Pearl Meyers & Partners, an independent executive compensation consulting firm, to conduct a market analysis of executive compensation. The report produced by Pearl Meyers & Partners was considered by the compensation committee in setting 2010 executive compensation and included recommendations with respect to salary, target total cash compensation, annualized expected value of long-term incentives and total direct compensation. In making the recommendations set forth in its report, Pearl Meyers & Partners relied on surveys of management compensation in privately held companies in related industries that were conducted by Mercer Human Resources Consulting, Watson Wyatt and WorldatWork. The compensation committee assessed the competitiveness of the NEOs' compensation packages for 2010 based in large part on the report provided by Pearl Meyers & Partners. The CEO's recommendations regarding the 2010 compensation of the other NEOs was also based, in part, on the report produced by Pearl Meyers & Partners.

        In late 2010, the compensation committee engaged Hay Group, an independent executive compensation consulting firm. At such time, Hay Group was engaged to conduct a review of the Company's executive compensation program and also to review management's proposal regarding instituting a phantom stock plan. Hay Group produced a report on these matters in 2011, the results of which will be considered by the compensation committee in setting compensation on a go-forward basis. The compensation committee may engage a compensation consultant in the future, from time to time, as it determines necessary.

        Consistent with our past practice, we expect that going forward, the compensation committee will review NEO compensation on an annual basis, at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require. Following a consideration of all relevant information referred to above, the compensation committee approves NEO compensation packages that are consistent with our compensation philosophy, designed to achieve our compensation objectives and competitive in our industry.

Elements of Executive Compensation

        As discussed throughout this CD&A, the compensation payable to our NEOs reflects our pay-for-performance philosophy, whereby a significant portion of both cash and equity compensation is contingent upon achievement of measurable financial objectives and enhanced equity value, as opposed to current cash compensation and perquisites, which are not directly linked to objective financial performance of the Company. This compensation mix is consistent with our philosophy that the role of executive officers is to enhance equity holder value over the long term. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among different forms of cash and non-cash compensation.

        The primary elements of the compensation program for our NEOs are: (1) base salary; (2) performance-based cash incentives; (3) equity-based incentives; (4) termination benefits; (5) retirement benefits; (6) health and welfare benefits; and (7) certain additional executive perquisites. Base salary, performance-based cash incentives and long-term equity-based incentives comprise the largest portion of our NEO's compensation. The primary objectives that each element of NEO compensation is intended to serve are as follows:

Compensation Element	Primary Objective
Base Salary	To recognize ongoing performance of job responsibilities and as a necessary tool in attracting and retaining employees.
Performance-based cash compensation (bonuses)	To re-emphasize corporate and individual objectives and provide additional reward opportunities when key business and individual objectives are met.
Equity-based incentive compensation	To provide incentives and reward increases in stockholder value and to emphasize and reinforce our focus on team success and to assist with the attraction and retention of key employees.
Termination benefits	To provide protection in the event of involuntary loss of employment and to keep the NEOs focused on stockholder interests when considering strategic alternatives.
Retirement benefits	To provide retirement savings and income in a tax efficient manner.
Health and welfare benefits	To provide a basic level of protection from health, dental, life and disability risks.

        Our compensation committee works to ensure that total compensation for our NEOs is fair, reasonable and competitive. Typically, the compensation committee has sought to set each of these elements of compensation at the same time to enable the compensation committee to simultaneously consider all of the significant elements and their impact on total executive compensation and also to consider the allocation of compensation among certain of these elements and total compensation.

Weighting of Compensation Elements

        We strive to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy. However, we do not apply any rigid formulas in setting the compensation of our NEOs, and do not use predefined ratios in determining the allocation of compensation among the various elements. Rather, we determine the mix of each executive's total compensation based on market conditions, geographic considerations, competitive market data and other factors.

  Base Salary

        We provide a base salary to our NEOs to compensate them for their services during the year and to provide them with a stable source of income. Our NEOs', and all employees' base salaries, depend on their qualifications, their position within the Company, the scope of their job responsibilities, the period during which they have been performing those responsibilities, their individual performance and the results achieved, unique skill sets or knowledge which would impact our ability to replace the individual and pay mix (base salary, annual cash incentives, equity incentives, perquisites and other executive benefits) and compensation practices in our markets.

        The base salaries of our NEOs are established by our compensation committee. For NEOs other than the CEO, the compensation committee's determinations regarding base salary are based in large part on the recommendations of the CEO. In setting base salaries, the CEO and our compensation committee considered the factors described above.

        The annual base salaries in effect for each of our NEOs as of December 31, 2010 were as follows:

Name	Annual Salary
Mitchell B. Lewis	$525,000
R. Scott Vansant	$320,250
Scott R. Anderson	$279,100
Jeffrey C. Hummel	$248,400

        In the future, we expect that the NEO's salaries will be reviewed by the compensation committee annually, as well as at the time of a promotion or other change in level of responsibilities, or when competitive circumstances or business needs may require.

  Performance-Based Cash Incentives

        We maintain the Euramax International, Inc. Executive Incentive Plan (the "Bonus Plan") which is an annual performance-based cash incentive bonus program in which our executive officers participate, including our NEOs. We created the Bonus Plan in order to attract and retain highly qualified executive talent and to motivate our NEOs to achieve our corporate objectives and it is designed to align the awards payable to participants with the achievement of our short-term corporate financial and operational goals. Under the Bonus Plan, performance objectives and target awards are established by the compensation committee on an annual basis for each participant, including the NEOs. The Bonus Plan provides for payment of bonuses upon the attainment of certain corporate financial and operational goals that are determined by the compensation committee for the relevant performance period. Target bonuses under the Bonus Plan are expressed as a percentage of NEO's annual base salary. Bonuses payable under the plan are paid as soon as practicable after our determination of the achievement of performance objectives and certification of the results by the compensation committee.

        On an annual basis and in advance of the relevant performance year, the compensation committee, with input from our CEO and CFO, sets the corporate performance goals based on an analysis of: (1) historical performance and growth rates; (2) income, expense and margin expectations; (3) financial results of other comparable businesses; (4) economic conditions; and (5) progress toward achieving our strategic plan. The corporate goals approved each year are designed to require significant effort and operational success on the part of our NEOs and the Company. During the course of the performance period, the compensation committee may, based on the recommendations of our CEO (with respect to our other NEOs), adjust such goals as they deem appropriate. In addition, also on an annual basis, the compensation committee, with input from the CEO other than for himself, determines the applicable target awards for the NEOs.

        Target awards under the Bonus Plan are expressed as a percentage of base salary. The 2010 target awards for our NEOs were 50% of base salary for Messrs. Lewis and Vansant, 35% of base salary for Mr. Anderson and 30% of base salary for Mr. Hummel. For fiscal year 2010, the threshold achievement level under the Bonus Plan for each corporate goal was achievement of 85% of the target goal. Achievement of each corporate goal is calculated independently, and no payment shall be made with respect to a goal unless 85% achievement of such goal is attained for the relevant year. Upon achievement of 85% of a corporate goal, 40% of the NEOs' target bonus allocable to that particular goal would be payable. For each 1% of achievement above 85% achievement, bonuses payable would be increased by an additional 4% up to achievement of 100% of the corporate goals (at which level, target bonus would be paid). Each 1% of achievement above target would result in a 3.3% increase in the bonus payable up to achievement of 130% of the corporate goals (at which level, 200% of target bonus would be paid). Each 1% of achievement above 130% of the corporate goals would result in a 1% increase in the bonus payable. Beginning with fiscal year 2010, there are no maximum awards under the Bonus Plan. The compensation committee decided to remove maximum award amounts because it believes that the Company benefits by providing the executive officers with an unlimited award potential based on achieving the best possible performance results for the Company. Accordingly, the only constraint on the amount payouts under the Bonus Plan is the increased difficulty to achieve incremental results above the financial objectives established to be eligible for a target payout. In making this decision, the compensation committee considered the historical achievements of the Company, the payouts received by the NEOs, and the challenging nature of achieving incremental results above the target levels that already exist in the plan which will act as a limitation and provide reasonable payouts based on achievement of extraordinary results.

        The corporate goals under the Bonus Plan for fiscal year 2010 were (1) operating income of the Company on a consolidated basis and, in the case of Mr. Anderson, also with respect to his operating unit, determined in accordance with GAAP, before deducting interest, taxes, depreciation and amortization ("EBITDA"), (2) reduction in working capital and (3) business development objectives (net material margin relating to certain identified new products and/or new customers). The 2010 fiscal year corporate target goals under the Bonus Plan were as follows: achievement of $65,214,000 consolidated EBITDA; achievement of $16,812,000 of net material margin relating to certain identified new products and/or new customers; and the achievement of 49 days of working capital. For all of the NEO's except Mr. Anderson, 75% of the NEO's target award under the Bonus Plan was based on the consolidated EBITDA of the Company, 10% was based on achievement of working capital reduction goals and 15% was based on the achievement of business development objectives. For Mr. Anderson, due to his role as an operating group president, 18.75% of his target award under the Bonus Plan was based on the consolidated EBITDA of the Company, 56.25% was based on the EBITDA of his operating unit, 10% was based on achievement of working capital reduction goals for his operating unit and 15% was based on the achievement of new business development objectives for his operating unit. We believe that EBITDA is an appropriate measure of the Company's and our NEOs' success because it emphasizes operating cash flow (which is important for meeting our debt service obligations), revenue performance as well as improvements in our operating efficiency over the relevant period in which NEOs can have significant impact. The Bonus Plan also provides that in the event of a change in control of the Company, participants in the plan are entitled to receive a pro-rata portion of their full target awards for such performance year, assuming 100% achievement of the performance objectives.

        The results achieved for fiscal year 2010 were 104.10% of target with respect to consolidated EBITDA, 74.87% of target with respect to net material margin relating to certain identified new products and/or new customers, and 86.40% of target with respect to reduction of working capital. The results achieved for fiscal year 2010 with respect to Mr. Anderson's operating unit were 94.76% of target with respect to EBITDA, 100% of target with respect to net material margin relating to certain identified new products and/or new customers, and 102.26% with respect to reduction of working capital. Based on actual levels of achievement, the relative weighting of the corporate goals, and the scale of achievement set forth above, our NEOs were paid the following percentages of their target bonuses with respect to performance during 2010: Messrs. Lewis, Vansant and Hummel—89.21%, and Mr. Anderson—91.53%.

        Although EBITDA, revenue relating to business development and working capital were used as the financial measures for fiscal year 2010, in the future the compensation committee may use other objective financial performance indicators for the Bonus Plan including, without limitation, the price of our common stock, shareholder return, return on equity, return on investment, return on capital, sales productivity, economic profit, economic value added, net income, operating income, gross margin, sales, free cash flow, working capital, earnings per share, operating company contribution, EBITDA (or any derivative thereof) or market share.

  Equity Incentives

        In September 2009, our board of directors adopted an equity compensation program, the Euramax Holdings, Inc. 2009 Executive Incentive Plan (the "Equity Plan"), for the purposes of attracting and retaining valued employees. Our long-term equity incentive awards are generally intended to accomplish the following main objectives: create a direct correlation between our financial and equity value performance and compensation paid to the NEOs; function as a long-term retention of the NEOs and all executives; create a corporate culture that aligns employee interests with stockholder interests; attract and motivate key employees; reward participants for performance in relation to the creation of stockholder value; and deliver competitive levels of compensation consistent with our compensation philosophy.

        The Equity Plan is administered by the compensation committee, which has authority to act in selecting the eligible employees, officers, directors and consultants to whom equity-based awards may be granted under the Equity Plan. The compensation committee also determines the times at which awards may be granted, the amount and type of award that may be granted, the terms and conditions of awards that are granted and the terms of agreements that are entered into with award recipients. To date, the only types of equity-based awards that have been granted under the Equity Plan are restricted stock and restricted stock units.

        On September 24, 2009, awards of restricted stock under the Equity Plan were granted to the NEOs, in connection with the Restructuring of the Company. The number of shares of restricted stock granted to the NEOs at this time was determined based on the Company's discussion with its lenders during the Restructuring. The Company does not have a formal policy regarding the timing of making grants of equity-based awards. Since the grants of equity-based awards in connection with the Restructuring, we have only granted restricted stock to new executives and senior managers who have since joined the Company. No grants of equity-based awards were made to the NEOs in 2010. The size of awards granted under the Equity Plan are determined by the Committee and are determined principally based on the total amount authorized under the plan, the historical range of equity grants provided to executives under expired plans with consideration given to the nature of the job and the individual's experience, as well as the current market conditions relating to equity ownership of officers in similar positions at similarly situated companies.

        The shares of restricted stock held by our NEOs become vested in four equal installments on the first, second, third and fourth year anniversaries of the date of grant. In addition, any unvested shares of restricted stock would become fully vested in the event of a change in control of the Company (as defined in the Equity Plan) or a termination of any of the NEOs' employment by reason of their death or disability. In addition, upon a change in control of the Company, any shares that remain available for issuance under the Plan will be issued to employees who are prior grantees, including the NEOs, on a pro-rata basis at or immediately prior to such change in control. In the alternative, the Company may issue to each such prior grantee, a cash payment equal to the fair market value of the portion of the available shares allocable to such grantee.

Retirement Plan Benefits

        Our NEOs participate in the Company's U.S. qualified 401(k) retirement plan that is made available to employees generally. Pursuant to the plan, participants are eligible to receive employer matching contributions. In addition, the CEO and CFO also participate in a non-qualified supplemental executive retirement plan, the Euramax Holdings, Inc. Amended and Restated Supplemental Executive Retirement Plan, which is described in more detail following the Pension Benefits table.

Additional Benefits and Perquisites

        We provide our NEOs with certain personal benefits and perquisites that the compensation committee believes are reasonable and essential to our ability to remain competitive in the general marketplace in attracting and retaining executive talent. Such benefits include car allowances, company-paid life and disability insurance premiums, medical benefits and relocation benefits. The personal benefits and perquisites provided to our NEOs in 2010 are described below in a footnote to the All Other Compensation column of the Summary Compensation Table. The compensation committee, in its discretion, may change the personal benefits and perquisites provided to the NEOs.

Accounting and Tax Considerations

        In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Section 162(m) of the Code. Section 162(m) generally limits the deductibility of compensation paid to our NEOs to $1 million during any fiscal year unless such compensation is "performance-based" under Section 162(m). Our compensation program is intended to maximize the deductibility of the compensation paid to our NEOs to the extent that we determine it is in our best interests.

        Many other Code provisions, SEC regulations and accounting rules affect the payment of executive compensation and are generally taken into consideration as programs are developed. Our goal is to create and maintain plans that are efficient, effective and in full compliance with these requirements.

Compensation Tables

        The purpose of the following tables is to provide information regarding the compensation earned during our fiscal year ended December 31, 2010 by our NEOs.

  Summary Compensation Table

        The following table shows the compensation by our NEOs during the fiscal year ended December 31, 2010, referred to as fiscal year 2010.

Name and Principal Position	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Change in Pension Value (2)	All Other Compensation ($)(3)	Total ($)
Mitchell B. Lewis	525,000	234,176	44,787	24,088	828,051
CEO and President
R. Scott Vansant	320,520	142,848	43,906	27,960	535,234
Vice President, CFO, & Secretary
Scott R. Anderson	279,100	89,407	—	19,949	388,456
Vice President—U.S. Residential Building Products
Jeffrey C. Hummel	248,400	66,479	—	12,150	327,029
Vice President, Human Resources

(1)
Reflects amounts paid under the Bonus Plan with respect to performance during the 2010 fiscal year.

(2)
Reflects the aggregate change in the actuarial present value during 2010 of the accumulated benefits of Messrs. Lewis and Vansant under the Euramax Holdings, Inc. Amended and Restated Supplemental Executive Retirement Plan.

(3)
The following table provides additional detail regarding the benefits that are included in the All Other Compensation column of the Summary Compensation Table:

Name	Health Benefits ($)(a)	Executive Life Insurance ($)(b)	Car Allowance ($)	401(k) Company Match ($)(c)
Mitchell B. Lewis	11,392	2,652	7,284	2,760
R. Scott Vansant	10,972	1,963	12,132	2,893
Scott R. Anderson	10,972	1,559	4,842	2,576
Jeffrey C. Hummel	5,879	1,280	3,486	1,505

(a)
The following items are included in this amount: average company cost per employee for the employee medical plan and employee dental plan, actual company expenses for the executive physical program and actual premiums paid by the Company for medical coverage.

(b)
Amounts represent the annual premiums paid by the Company for executive life insurance of our NEOs.

(c)
Amounts represent matching contributions made by the Company to the 401(k) accounts of the NEOs.

Grants of Plan-Based Awards

	Estimated Future Payouts Under Non-Equity Plan Awards(1)
Name	Threshold ($)(2)	Target ($)	Maximum ($)(3)
Mitchell B. Lewis	105,000	262,500	—
R. Scott Vansant	64,104	160,260	—
Scott R. Anderson	39,074	97,685	—
Jeffrey C. Hummel	29,808	74,520	—

(1)
For actual amounts earned by the NEOs under the Bonus Plan with respect to performance during 2010, see the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2)
Achievement of each corporate goal is calculated independently, and no payment shall be made with respect to a goal unless 85% achievement is attained for the relevant year. Upon achievement of 85% of a corporate goal, 40% of the NEOs' target bonus allocable to that particular goal would be payable. For each 1% of achievement above 85% achievement, bonuses payable would be increased by an additional 4% up to achievement of 100% of the corporate goals (at which level, target bonus would be paid). Each 1% of achievement above target would result in a 3.3% increase in the bonus payable up to achievement of 130% of the corporate goals (at which level, 200% of target bonus would be paid). Each 1% of achievement above 130% of the corporate goals would result in a 1% increase in the bonus payable.

(3)
Beginning with fiscal year 2010, there are no maximum awards under the Bonus Plan. However, in the event that all executive participants in the plan achieve more than 100% of target in a performance year, the aggregate amount of their awards in excess of target would be reduced, on a pro- rata basis, to no more than 10% of the Company's consolidated EBITDA in excess of the EBITDA performance target. With respect to Mr. Anderson, this reduction would be made if all participants of the Bonus Plan in his operating unit achieved more than 100% of their targets in a performance year.

Employment Agreements

        On June 12, 2009, we entered into amended and restated employment agreements with each of Mr. Lewis, our Chief Executive Officer and Mr. Vansant, our Chief Financial Officer. Each employment agreement provides for a two-year initial term commencing June 12, 2009, with day-to-day extensions of the term thereafter unless and until the Company or the executive provides at least 60 days notice of non-renewal. The employment agreements each provide for an initial minimum annual base salary, which is $500,000 for Mr. Lewis and $305,000 for Mr. Vansant. In addition, the employment agreements provide that Messrs. Lewis and Vansant are eligible to participate in our performance-based cash incentive bonus program, each with a target annual bonus equal to 50% of their respective base salaries. Messrs. Lewis and Vansant are also eligible to participate in benefit plans in which our other senior executives participate. In addition, their employment agreements provide for certain payments and benefits in the event of a termination of their employment under specific circumstances. Such termination payments and benefits and conditions to receipt of such payments and benefits are described below in the section titled "Potential Payments Upon Termination of Employment and a Change in Control." Messrs. Lewis and Vansant are the only NEOs that are party to employment agreements with the Company.

  Outstanding Equity Awards at Fiscal Year-End

        The table below sets forth certain information regarding the outstanding equity awards held by our NEOs as of December 31, 2010.

	Stock Awards
Name	Number of Shares of Stock that Have Not Vested (#)(1)	Market Value of Shares of Stock that Have Not Vested ($)(2)
Mitchell B. Lewis	2550	765,000
R. Scott Vansant	1800	540,000
Scott R. Anderson	900	270,000
Jeffrey C. Hummel	600	180,000

(1)
The shares of restricted stock held by our NEOs become vested in four equal installments on the first, second, third and fourth year anniversaries of the date of grant. In addition, any unvested shares of restricted stock would become fully vested in the event of a change in control of the Company (as defined in the Equity Plan) or a termination of any of the NEOs' employment by reason of their death or disability.

(2)
The market value of restricted stock held by our NEOs has been calculated by multiplying the number of shares of restricted stock held by each NEO as of December 31, 2010 by the fair market value of a share of Company common stock as of such date, which was determined internally by the Company.

  Pension Benefits

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Mitchell B. Lewis	Euramax Holdings, Inc. Amended and Restated Supplemental Executive Retirement Plan	22	167,190	—
R. Scott Vansant	Euramax Holdings, Inc. Amended and Restated Supplemental Executive Retirement Plan	20	161,797	—
Scott R. Anderson	—	—	—	—
Jeffrey C. Hummel	—	—	—	—

(1)
The valuation method used to calculate these amounts was the Projected Unit Credit Method. Material assumptions applied in determining these amounts were a discount rate of 5.07% and an assumed retirement age of 65, the earliest time at which Messrs. Lewis and Vansant may retire under the plan without any benefit reduction due to age.

        We maintain the Euramax Holdings, Inc. Amended and Restated Supplemental Executive Retirement Plan ("SERP"), a separate supplemental non-qualified pension plan in which the CEO and CFO participate. The SERP provides for a lump sum benefit that is the equivalent of an amount payable in the form of a life annuity starting at age 65 of $46,000 per year. Mr. Lewis and Mr. Vansant are currently 49 years old. Benefits under the plan are not vested until the executives attain age 55, or, if earlier, upon their total and permanent disability, death, or a change in control of the Company. Payment of benefits under the plan are paid upon retirement, disability, death or upon a termination of the executives' employment by the Company upon the occurrence of a change in control of the Company or by the executives within one year of a change in control if there has been a material reduction in duties or compensation or authority or if they have been required to relocated from Atlanta, Georgia ("Constructive Termination"). If benefits become payable before the executives' attain age 65, only a specified percentage of the benefit will be payable, which percentage increases from 50% at age 55 to 96% at age 64.

Potential Payments Upon Termination of Employment and a Change in Control

        The compensation committee believes that our current severance arrangements protect stockholder interests by retaining management and keeping their focus on the business should periods of uncertainty arise. Because our severance arrangements are structured to serve such purposes and because severance agreements represent a contractual obligation of our Company, decisions relating to other elements of compensation have minimal effect on decisions relating to existing severance agreements.

        In the case of Messrs. Lewis and Vansant, the termination payments and benefits to which they would be entitled are set forth in their employment agreements. If, during the term of their respective agreements, the employment of Mr. Lewis or Mr. Vansant is terminated by the Company without "cause," or Mr. Lewis or Mr. Vansant resigns from their employment for "good reason" (each as defined in their agreements), they would each be entitled to the following severance payments and benefits:

  1.
  A pro-rata portion of their annual bonus, calculated based on the number of days worked in the year in which termination occurs, at a level at least equal to 50% of their actual bonus for the relevant year;

  2.
  Lump sum payment equal to two times the sum of (A) their respective base salaries in effect 30 days prior to termination and (B) 50% of their respective annualized base salary for the fiscal year in which the date of termination occurs; and

  3.
  Continuation of coverage under the Company's insurance plans for the executives and their qualified beneficiaries for 24 months following the date of termination, at the rates paid by other senior executives.

        Mr. Lewis and Mr. Vansant's receipt of the termination payments and benefits is contingent upon execution of a general release of any and all claims arising out of or related to their employment with us and the termination of their employment, and compliance with the restrictive covenants described in the following paragraph.

        Pursuant to their employment agreements, Messrs. Lewis and Vansant have also agreed to customary restrictions with respect to the disclosure and use of our confidential information, and each has agreed that all intellectual property developed or conceived by them while employed with us relating to our business is our property. In addition, during the term of their employment and for the 24 month period following their respective terminations of employment for any reason, Mr. Lewis and Mr. Vansant have each agreed not to (1) solicit or hire any of our employees, (2) induce or attempt to induce any supplier, licensee, licensor or other material business relation of ours to cease doing business with us, or (3) participate (whether as an officer, director, employee or otherwise) in any competitive business.

        Messrs. Anderson and Hummel are eligible to receive termination benefits under the Amerimax Fabricated Products, Inc. Severance Pay Plan (the "Severance Pay Plan"). Under the terms of the Severance Pay Plan applicable to Messrs. Anderson and Hummel as in effective as of December 31, 2010, upon an involuntary termination of employment by the Company due to a job elimination or restructuring caused by a merger, acquisition, divestiture, unit shutdown, departmental consolidation, technological change or similar business reason, as determined by the Company ("Qualifying Termination"), participants shall be paid 26 weeks of base salary plus an additional one week of base salary for each year of service up to a maximum total payment of 52 weeks of base salary, to be paid in a lump sum following the date that the release of claims described below becomes irrevocable by its terms. For purposes of the Severance Pay Plan, payment amounts shall be calculated on the basis of the participant's position and base salary immediately prior to the Qualifying Termination of employment and "base salary" shall be deemed to mean the Participant's base salary in effect at that time excluding any bonuses, awards, overtime, premiums, expense reimbursements, etc. All rights to payments under the Severance Pay Plan cease upon subsequent employment following a Qualifying Termination. Receipt of severance under the Severance Pay Plan is subject to execution of an agreement that contains a general release of any and all claims arising out of or related to their employment with us and the termination of their employment as well as restrictive covenants regarding solicitation or hiring of our employees as well as solicitation of our customers, in each case which govern for two years following the termination of their employment. The agreement also contains confidentiality and non-disparagement covenants of infinite duration. The agreement which such NEOs will be required to sign in order to receive payments under the Severance Pay Plan provides that in the event of a breach of any such covenant, they must repay all severance paid to them, except for the sum of 10% of such severance or $500, whichever is greater.

        In the event of a termination of the employment of our NEOs by the Company for cause or by the NEOs' voluntary resignation without good reason, none of the NEOs would be entitled to receive severance benefits or payments from the Company.

        The table below quantifies the payments and benefits that our NEOs would be entitled to receive upon the termination of their employment under various circumstances, in each case, assuming such termination of employment occurred as of December 31, 2010. The information below does not incorporate the terms of any agreement entered into after December 31, 2010. It should also be noted that as of December 31, 2010, there were no accrued but unpaid obligations to the NEOs.

Termination Payments

		Severance ($)		Continuation of Benefits ($)(4)	Acceleration of Equity ($)(5)	SERP Benefit ($)(6)	Total ($)
Termination without Cause/ Qualifying Termination	M. Lewis R. S. Vansant S. Anderson J. Hummel	1,546,676 944,148 279,100 128,976	(1) (1) (2) (2)	12,696 16,988 — —	— — — —	— — — —	1,559,372 961,136 279,100 128,976

Resignation for Good Reason	M. Lewis R. S. Vansant S. Anderson J. Hummel	1,546,676 944,148 — —	(1) (1)	12,696 16,988 — —	— — — —	— — — —	1,559,372 961,136 — —

Death or Disability	M. Lewis R. S. Vansant S. Anderson J. Hummel	234,176 142,848 — —	(3) (3)	— — — —	765,000 540,000 270,000 180,000	293,699 295,008 — —	1,292,875 977,856 270,000 180,000

Retirement	M. Lewis R. S. Vansant S. Anderson J. Hummel	— — — —		— — — —	— — — —	— — — —	— — — —

(1)
These amounts include (a) 24 months of base salary, (b) 50% of base salary during year of termination and (c) a pro-rata bonus based on actual performance during 2010, the payment of each of which is pursuant to the employment agreements for Messrs. Lewis and Vansant. Because the date of termination of employment is assumed to occur as of December 31, 2010 for purposes of this table, the full target bonus is reflected.

(2)
These amounts reflect the severance payable to Messrs. Anderson and Hummel pursuant to the Severance Pay Plan in the event of a Qualifying Termination (as defined herein). Based on their years of service, Mr. Anderson would be paid 52 weeks of severance and Mr. Hummel would be paid 27 weeks of severance.

(3)
Under the employment agreements for each of Messrs. Lewis and Vansant, the Company is not obligated to pay them any severance in the event of a termination by reason of death or disability. However, the Company may choose to pay them all or a portion of the bonus payable for the year in which termination occurs, at the Company's discretion. The amounts reflected in these columns assume that the Company, in its discretion, would choose to pay Messrs. Lewis and Vansant their pro-rata actual bonuses for the year of termination. Because the date of termination of employment is assumed to occur as of December 31, 2010 for purposes of this table, the full 2010 bonus is reflected.

(4)
These amounts reflect the cost to the Company, as of December 31, 2010, of providing continuation of coverage under the Company's insurance plans for them and their qualified beneficiaries for 24 months, at the rates paid by other senior executives, which is required under the employment agreements of Messrs. Lewis and Vansant.

(5)
The value of the accelerated vesting of restricted stock held by our NEOs has been calculated by multiplying the number of shares of restricted stock held by each NEO as of December 31, 2010 by the fair market value of a share of Company common stock as of such date, which was determined internally by the Company.

(6)
In the event of a termination by reason of death or disability, benefits of Messrs. Lewis and Vansant pursuant to the SERP would become vested such that the benefit payable in connection with such event would be equal to the benefits paid to them had they attained age 55. As a result, these amounts reflect the present value as of December 31, 2010 of the amounts that would be payable to Messrs. Lewis and Vansant under the SERP upon a termination upon attainment of age 55. In the event of the retirement of Messrs. Lewis and Vansant on December 31, 2010, no amounts would be payable under the SERP because both of them were younger than age 55 as of such date.

Change in Control Benefits

        As discussed above, the Bonus Plan provides that in the event of a change in control of the Company, participants in the plan are entitled to receive a pro-rata portion of his or her full target award for such performance year, assuming 100% achievement of the performance objectives, to be paid no later than 15 days following the change in control. In addition, in the event of a change in control of the Company, the vesting of the shares of restricted stock that have been granted to our NEOs would become accelerated. In addition, any shares that remain available for issuance under the Plan will be issued to prior grantees, including the NEOs, on a pro-rata basis at or immediately prior to such change in control. In the alternative, the Company may issue to each prior grantee, a cash payment equal to the fair market value of the portion of the available shares allocable to such grantee. Further, retirement benefits of Messrs. Lewis and Vansant under the SERP would become vested upon a change in control of the Company. The below table quantifies the value of such benefits, assuming such change in control occurred as of December 31, 2010.

Name	Pro-Rata Annual Bonus ($)(1)	Value of Accelerated Vesting of Restricted Stock & Value of Additional Pro-Rata Restricted Stock Grants ($)(2)	SERP Benefit ($)(3)
Mitchell B. Lewis	262,500	783,294	293,699
R. Scott Vansant	160,260	552,913	295,008
Scott R. Anderson	97,685	276,457	—
Jeffrey C. Hummel	74,520	184,304	—

(1)
Because the date of a change in control of the Company is assumed to occur as of December 31, 2010 for purposes of this table, the full target bonus is reflected.

(2)
The value of the accelerated vesting of restricted stock held by our NEOs has been calculated by multiplying the number of shares of restricted stock held by each NEO as of December 31, 2010 by the fair market value of a share of Company common stock as of such date, which was determined internally by the Company. In addition, these amounts also include the value of the pro-rata share of additional awards of restricted stock that would be granted to each of our NEOs pursuant to the Equity Plan in connection with the change in control, based on a $300 per share fair market value as of December 31, 2010.

(3)
In the event of a change in control, benefits of Messrs. Lewis and Vansant pursuant to the SERP would become vested to the such that the benefits payable to them under the SERP be equal to the benefits paid to them had they attained age 55. However, note that a change in control is only a vesting event under the plan, not a payout event. Such benefits would be paid out upon a Constructive Termination (as defined herein) of Messrs. Lewis' and Vansant's employment. These amounts assume that a change in control and Constructive Termination have occurred and reflect the present value as of December 31, 2010 of the amounts that would be payable to Messrs. Lewis and Vansant under the SERP in these circumstances upon attainment of age 55, applying a discount rate of 5.07%.

Director and Officer Indemnification and Limitation of Liability

        We are currently party to indemnification agreements with each of our directors. There is no pending litigation or proceeding naming any of our directors or officers pursuant to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director.

Compensation of Directors

        The table below sets forth information regarding amounts earned by our non-employee directors during 2010.

Name	Fees Earned or Paid In Cash ($)(1)	Stock Awards ($)(2)(3)	Total ($)
Marjorie L. Bowen	79,000	327,000	406,000
James G. Bradley(4)	56,000	288,500	344,500
Jeffrey A. Brodsky	83,000	327,000	410,000
Allen M. Capsuto(5)	7,583	—	7,583
G. Fulton Collins	80,000	—	80,000
Michael D. Lundin	92,000	327,000	419,000
Alvo M. Oddis	76,000	—	76,000

(1)
Amounts in this column include the following fees: an annual fee of $50,000 for each director; an additional fee of $15,000 for the chairman of the board of directors; an additional fee of $10,000 for the chairs of each of the audit committee and compensation committee; and an additional fee of $5,000 for directors serving on the compensation or audit committee. These fees are pro-rated for partial years of service. In addition, directors receive a $2,000 fee for each meeting attended, and a $1,000 fee for each meeting attended telephonically.

(2)
Amounts shown for Stock Awards relate to the aggregate grant date fair value of restricted stock awards granted to directors, computed in accordance with Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("ASC Topic 718"), based on assumptions described in Note 10 to our Consolidated Financial Statements. The shares of restricted stock held by our directors become vesting in four equal installments on the first, second, third and fourth year anniversaries of the date of grant. In addition, any unvested shares of restricted stock would become fully vested in the event of a change in control of the Company (as defined in the Equity Plan) or a termination of any of the director's service on the board of directors by reason of their death or disability.

(3)
As of December 31, 2010, each of our directors serving on the board as of such date, other than Messrs. Collins and Oddis, held 500 shares of restricted stock.

(4)
Mr. Bradley was appointed to the board of directors on April 20, 2010.

(5)
Mr. Capsuto resigned from the board of directors effective as of February 1, 2010. At the time of his resignation, Mr. Capsuto forfeited all shares of restricted stock held by him.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        This section describes related party transactions that have occurred since December 28, 2007, and any currently proposed transactions, that involve Euramax Holdings or the Company and exceed $120,000, and in which any director, executive officer and/or 5% stockholder had or has a direct or indirect material interest.

Restructuring

        On June 29, 2009, we, our then-existing equity sponsors and certain management shareholders agreed to a restructuring of indebtedness owed to lenders under our then existing first and second lien credit agreements and of amounts owed to counterparties under our then-existing interest rate swaps. Under the terms of the Restructuring, lenders cancelled 100% of amounts owed under our second lien credit agreement consisting of principal and accrued interest of $191 million and $12 million, respectively, in exchange for 100% of the issued and outstanding stock of Euramax Holdings. The stock of Euramax Holdings was issued to lenders in proportion to their holdings of the second lien loans prior to the Restructuring. The following lenders who received common stock of Euramax Holdings in the Restructuring currently own more than 5% of the common stock of Euramax Holdings: Highland Capital Management, L.P., Levine Leichtman Capital Partners Deep Value Fund LP and UBS AG, Stamford Branch. See "Principal Stockholders." Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information regarding the Restructuring.

Stockholders Agreement

        In connection with the June 2009 Restructuring, Euramax Holdings entered into a stockholders agreement with the holders of its common stock. The stockholders agreement provides that stockholders holding a majority of the outstanding common stock of Euramax Holdings must approve, among other things:

  •
  any asset acquisition or series of asset acquisitions in excess of $100.0 million (other than supply agreements entered into in the ordinary course of business of Euramax Holdings);

  •
  the creation, incurrence, assumption, guarantee, refinancing or prepayment of any indebtedness, the outstanding principal amount of which is greater than $50.0 million at any one time, or any material modification or alteration to the terms and provisions of any such indebtedness (excluding our First Lien Credit Facility, our existing ABL facility and any refinancings or replacements thereof);

  •
  the redemption or repurchase of any equity securities or debt or debt securities of Euramax Holdings or any of its subsidiaries (including the notes being offered hereby) on other than a pro rata basis among all holders of such securities being repurchased or redeemed, subject to certain exceptions;

  •
  a public offering of the common stock of Euramax Holdings or securities into which the common stock of Euramax Holdings may be converted;

  •
  the sale, lease, disposition or abandonment of any of the properties and assets of Euramax Holdings (other than properties, materials, supplies, equipment or other personal property disposed of in the ordinary course of business which do not have a sale price in excess of $100.0 million individually or in the aggregate and are not otherwise material to the business of Euramax Holdings);

  •
  the merger or consolidation of Euramax Holdings with any other entity, the conversion of Euramax Holdings into another form of entity, the exchange of the interests of Euramax

    Holdings with any other person or entity or the entry into any joint venture, partnership or consortium agreement;

  •
  the abandonment of any existing lines of business of Euramax Holdings that constitute $50.0 million or more of the revenue of Euramax Holdings in the immediately preceding 12-month period;

  •
  any loans or advance payments of (i) compensation or (ii) other consideration to any of the officers or employees of Euramax Holdings, or any of Euramax Holdings' or the existing stockholders' directors, in excess of $100,000, subject to certain exceptions;

  •
  the entry into any other material contract or agreement, or series of contracts or agreements, that would obligate Euramax Holdings to expend, or transfer assets with a value of, $100.0 million or more (other than supply agreements entered into in the ordinary course of business of Euramax Holdings);

  •
  any amendment or restatement of the charter or bylaws of Euramax Holdings;

  •
  any increase or decrease in the number of directors on the board of directors of Euramax Holdings; and

  •
  any actions, authorizations or approvals or agreements with respect to the foregoing provisions.

        The stockholders agreement imposes transfer restrictions that control the manner in which the stockholders of Euramax Holdings may transfer their shares of common stock of Euramax Holdings as well as certain tag-along, drag-along and preemptive rights with respect to the equity securities of Euramax Holdings. The preemptive rights do not apply in connection with a public offering. The stockholders agreement also provides that the seven members of the board of directors of Euramax Holdings will be elected to the board of directors.

        The stockholders agreement will terminate upon a "qualified public offering," defined as (i) an underwritten public offering of the common stock of Euramax Holdings in which Euramax Holdings receives no less than $50 million of net proceeds or (ii) a demand registration under the Registration Rights Agreement that is the first public offering of the common stock of Euramax Holdings.

Registration Rights Agreement

        In June 2009, Euramax Holdings entered into a registration rights agreement with its existing stockholders. Under the registration rights agreement, a stockholder of Euramax Holdings who holds "registrable securities" may request that Euramax Holdings register such registrable securities through a demand registration or a piggyback registration. Registrable securities include the common stock of Euramax Holdings delivered to its stockholders in connection with the Restructuring (whether or not the common stock of Euramax Holdings continues to be held by the stockholder who acquired the common stock in the Restructuring) and common stock of Euramax Holdings issued to management under its Executive Incentive Plan.

        Piggyback Registration.    If Euramax Holdings proposes to register any securities then, within a specified number of days prior to the anticipated date of the preliminary prospectus relating to the registration, Euramax Holdings must notify each holder of registrable securities of the registration and offer each of them the opportunity to include as many of their registrable securities in the registration statement as they may request. If the managing underwriter of the proposed offering should advise Euramax Holdings that, in its view, the number of shares requested to be registered exceeds the largest number of shares that can be sold without having an adverse effect on the proposed registered offering, Euramax Holdings will include (i) first, any securities proposed to be registered for Euramax Holdings, (ii) second, all securities requested to be registered by the holders of registrable securities and

(iii) third, any securities proposed to be registered for any other person with respect to such priorities among them as Euramax Holdings determines.

        Demand Registration.    Stockholders holding a majority of the outstanding common stock of Euramax Holdings may request that Euramax Holdings register all or any portion of their registrable securities. If Euramax Holdings receives notice from stockholders who hold registrable securities requesting a demand registration, Euramax Holdings must provide notice of the requested registration to each stockholder who holds registrable securities within a specified number of days prior to the anticipated date of the preliminary prospectus. If the managing underwriter of the proposed offering should advise Euramax Holdings that, in its view, the number of shares requested to be registered exceeds the largest number of shares that can be sold without having an adverse effect on the proposed registered offering, Euramax Holdings will include (i) first, all securities requested to be registered by the stockholders and (ii) second, any securities proposed to be registered by Euramax Holdings.

        Euramax Holdings is not required to effect a demand registration within three months of a public offering of its securities. Euramax Holdings is not required to effect more than four demand registrations, and is not required to effect more than one demand registration in any six-month period. Euramax Holdings is not obligated to effect a demand registration for any offering which would be its first public offering, unless the managing underwriter advises Euramax Holdings that, in its view, such offering would result in Euramax Holdings and the registering stockholders receiving, in the aggregate, no less than $50 million of net proceeds from the offering. The stockholder requesting a demand registration has the right to select an underwriter or underwriters in connection with the demand registration offering, subject to Euramax Holdings' approval. Euramax Holdings will select the underwriter or underwriters in connection with any other public offering.

        The registration rights agreement may only be amended with the consent of the board of directors of Euramax Holdings and stockholders holding at least two-thirds of the then outstanding registrable securities of Euramax Holdings.

Senior Unsecured Loan Facility

        In March 2011, we, Holdings and certain of our domestic subsidiaries, as guarantors, entered into the Senior Unsecured Loan Facility with investment funds affiliated with Highland Capital Management, L.P. and Levine Leichtman Capital Partners, as lenders. For a description of the terms of the Senior Unsecured Loan Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt—Senior Unsecured Loan Facility."

 PRINCIPAL STOCKHOLDERS

        The following table presents information regarding beneficial ownership of the common stock of Euramax Holdings by:

  •
  each of the directors of Euramax Holdings;

  •
  each of the executive officers of Euramax Holdings;

  •
  each stockholder known by us to beneficially hold five percent or more of the common stock of Euramax Holdings; and

  •
  all of the executive officers and directors of Euramax Holdings as a group.

        Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
Name and Address	Number	Percent
Highland Capital Management, L.P.	39,945.3	21.7%
Levine Leichtman Capital Partners Deep Value Fund	28,690.2	15.6%
UBS AG, London Branch & Stamford Branch	16,040.3	8.7%
Credit Suisse Alternative Capital, Inc.	14,958.6	8.1%
UniCredit Bank	9,349.1	5.1%
Van Kampen Asset Management, Inc.	9,349.1	5.1%
BlackRock Advisors, LLC	9,200.7	5.0%
Mitchell B. Lewis	7,431.0	4.0%
R. Scott Vansant	5,815.3	3.2%
Scott R. Anderson	1,457.1	* %
Jeffrey C. Hummel	400	* %
Michael D. Lundin	250	* %
Marjorie L. Bowen	250	* %
Jeffrey A. Brodsky	250	* %
Alvo M. Oddis	250	—%
James G. Bradley	125	* %
G. Fulton Collins	—	—%
All directors and executive officers, as a group (10 persons)	13,653.4	7.4%

*
Less than 1%

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        In connection with the sale of the outstanding notes on March 18, 2011, we, the guarantors and the initial purchasers entered into a registration rights agreement. Pursuant to the registration rights agreement, we and the guarantors agreed to file with the SEC a registration statement on the appropriate form under the Securities Act with respect to publicly registered notes having identical terms to the outstanding notes. Upon the effectiveness of the exchange offer registration statement, we and the guarantors will, pursuant to the exchange offer, offer to the holders of the outstanding notes who are able to make certain representations the opportunity to exchange their notes for the exchange notes. We also agreed to file a shelf registration statement under certain circumstances.

        If (i) we and the guarantors fail to cause a registration statement with respect to this exchange offer to become effective within 300 days of the date of original issuance of the notes, or by January 12, 2012, (ii) we have not exchanged outstanding notes validly tendered in accordance with the terms of the exchange offer on or prior to 30 business days after the effectiveness date of this registration statement, (iii) the shelf registration statement, if required by the terms of the registration statement, is not declared effective on or prior to the 90th day after the 30th day after the delivery of a Shelf Notice (as defined in the registration rights agreement), or (iv) the shelf registration statement, if required by the terms of the registration rights agreement, is declared effective but thereafter ceases to be effective, then we will pay additional interest to each holder of the outstanding notes, with respect to the first 90-day period immediately following the occurrence of the first registration default in an amount equal to one-quarter of one percent (0.25%) per annum on the principal amount of the outstanding notes held by such holder. The amount of the additional interest will increase by an additional one-quarter of one percent (0.25%) per annum on the principal amount of outstanding notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of additional interest for all registration defaults of 1.0% per annum. No additional interest will accrue on the notes following the second anniversary of the original issuance date of the notes. The maximum amount payable by us in the event of a registration default under the registration rights agreement is $13,125,000. There can only exist one registration default at any one time. Following the cure of all registration defaults, the accrual of additional interest will cease. There are no settlement alternatives under the terms of the registration rights agreement. As of September 30, 2011, management determined that it was not probable that we would have any payment obligation under the registration rights agreement; therefore no accrual for the contingency was required and there was no carrying amount recorded for our liability under the registration rights agreement.

        Each broker-dealer that receives the exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

        A copy of the registration rights agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

        We and the guarantors are offering to exchange an aggregate principal amount of up to $375.0 million of exchange notes and guarantees thereof for a like aggregate principal amount of outstanding notes and guarantees thereof. The form and terms of the exchange notes are the same as the form and the terms of the outstanding notes, except that the exchange notes:

  •
  will have been registered under the Securities Act;

  •
  will not bear the restrictive legends restricting their transfer under the Securities Act; and

  •
  will not contain the registration rights and additional interest provisions contained in the outstanding notes.

        The exchange notes evidence the same debt as the outstanding notes exchanged for the new notes and will be entitled to the benefits of the same indenture under which the outstanding notes were issued, which is governed by New York law. For a complete description of the terms of the exchange notes, see "Description of Exchange Notes." We will not receive any cash proceeds from the exchange offer.

        The exchange offer is not extended to holders of outstanding notes in any jurisdiction where the exchange offer would not comply with the securities or blue sky laws of that jurisdiction.

        As of the date of this prospectus, $375.0 million aggregate principal amount of outstanding notes is outstanding and registered in the name of Cede & Co., as nominee for DTC. Only registered holders of the outstanding notes, or their legal representatives and attorneys-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. We and the guarantors will not set a fixed record date for determining registered holders of the outstanding notes entitled to participate in the exchange offer. This prospectus, together with the letter of transmittal, is being sent to all registered holders of outstanding notes and to others believed to have beneficial interests in the outstanding notes.

        This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange outstanding notes, which are properly tendered on or before the expiration date and are not withdrawn as permitted below, for exchange notes. The expiration date for this exchange offer is 12:00 midnight, New York City time, on                        , 2012, or such later date and time to which we, in our sole discretion, extend the exchange offer.

        Notes tendered in the exchange offer must be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

        Neither we nor any of the guarantors, our or their respective boards of directors or our or their management recommends that you tender or not tender old notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender outstanding notes in the exchange offer and, if you decide to tender, the aggregate amount of outstanding notes to tender. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

        We expressly reserve the right, in our sole discretion:

  •
  to extend the expiration date;

  •
  to delay accepting any outstanding notes due to an extension of the exchange offer;

  •
  if any condition set forth below under "—Conditions to the Exchange Offer" has not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; or

  •
  to amend the exchange offer in any manner.

        We will give written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make a public announcement of any extension, delay, non-acceptance, termination or amendment, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency, which may be an agency controlled by us. Notwithstanding the foregoing, in the event of a material change in the exchange offer, including our waiver of a material condition, we will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

        During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them promptly after the expiration or termination of the exchange offer.

How to Tender Outstanding Notes for Exchange

        When the holder of outstanding notes tenders, and we accept such notes for exchange pursuant to that tender, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender such notes for exchange must, on or prior to the expiration date:

  •
  transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to Wells Fargo Bank, National Association, which will act as the exchange agent, at the address set forth below under the heading "—The Exchange Agent";

  •
  comply with DTC's Automated Tender Offer Program, or ATOP, procedures described below; or

  •
  if outstanding notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent's message to the exchange agent as per DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear system, or Euroclear, or Clearstream Banking S.A., or Clearstream, (as appropriate) procedures.

        In addition, either:

  •
  the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

  •
  the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the outstanding notes being tendered, along with the letter of transmittal or an agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        The term "agent's message" means a message, transmitted to DTC, Euroclear or Clearstream, as appropriate, and received by the exchange agent and forming a part of a book-entry transfer, or "book-entry confirmation," which states that DTC, Euroclear or Clearstream, as appropriate, has received an express acknowledgement that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

        We will not accept any alternative, conditional or contingent tenders. Each tendering holder, by execution of a letter of transmittal or by causing the transmission of an agent's message, waives any right to receive any notice of the acceptance of such tender.

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the outstanding notes surrendered for exchange are tendered:

  •
  by a registered holder of the outstanding notes; or

  •
  for the account of an eligible institution.

        An "eligible institution" is a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States.

        If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder's signature guaranteed by an eligible institution.

        We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

  •
  reject any and all tenders of any outstanding note improperly tendered;

  •
  refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful; and

  •
  waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note based on the specific facts or circumstance presented either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer.

        Notwithstanding the foregoing, we do not expect to treat any holder of outstanding notes differently from other holders to the extent they present the same facts or circumstances.

        Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor shall any of us incur any liability for failure to give such notification.

        If a person or persons other than the registered holder or holders of the outstanding notes tendered for exchange signs the letter of transmittal, the tendered outstanding notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding notes.

        If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or any power of attorney, these persons should so indicate when signing, and you must submit proper evidence satisfactory to us of those persons' authority to so act unless we waive this requirement.

        By tendering, each holder will represent to us: that the person acquiring exchange notes in the exchange offer is acquiring them in the ordinary course of its business, whether or not such recipient is the holder itself; at the time of the commencement or consummation of the exchange offer neither it, nor to its actual knowledge, any other person receiving exchange notes from such holder has an arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act; and neither it nor, to its actual knowledge, any other person receiving exchange notes from such holder is an "affiliate," as defined under Rule 405 of the Securities Act, of us.

        If any holder or any other person receiving exchange notes from such holder is an "affiliate," as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the notes in violation of the provisions of the Securities Act to be acquired in the exchange offer, the holder or any other person:

  •
  may not rely on applicable interpretations of the staff of the SEC; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer who acquired its outstanding notes as a result of market-making activities or other trading activities, and thereafter receives exchange notes issued for its own account in the exchange offer, must represent to us and acknowledge that it will provide us with information we reasonably request and comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such exchange notes issued in the exchange offer). The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

        Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue exchange notes registered under the Securities Act in exchange for the tendered outstanding notes. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter, and complied with the applicable provisions of the registration rights agreement. See "—Conditions to the Exchange Offer" for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

        For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered outstanding note. Registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid. Under the registration rights agreement, we may be required to make payments of additional interest to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer.

        In all cases, we will issue exchange notes for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

  •
  certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at DTC, Euroclear or Clearstream, as appropriate;

  •
  a properly completed and duly executed letter of transmittal or an agent's message; and

  •
  all other required documents.

        If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or nonexchanged notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent's account DTC, Euroclear or Clearstream, the nonexchanged notes will be credited to an account maintained with DTC, Euroclear or Clearstream. We will return the outstanding notes or have them credited to DTC, Euroclear or Clearstream accounts, as appropriate, promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

        The participant should transmit its acceptance to DTC, Euroclear or Clearstream, as the case may be, on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC, Euroclear or Clearstream, as the case may be, will verify the acceptance and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will include an agent's message confirming that DTC, Euroclear or Clearstream, as the case may be, has received an express acknowledgement from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC, Euroclear or Clearstream, as the case may be. However, the letter of transmittal or facsimile thereof or an agent's message, with any required signature guarantees and any other required documents, must:

  •
  be transmitted to and received by the exchange agent at the address set forth below under "—The Exchange Agent" on or prior to the expiration date; or

  •
  comply with the guaranteed delivery procedures described below.

        DTC's ATOP program is the only method of processing exchange offers through DTC. To accept an exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC's communication system. In addition, such tendering participants should deliver a copy of the letter of transmittal to the exchange agent unless an agent's message is transmitted in lieu thereof. DTC is obligated to communicate those electronic instructions to the exchange agent through an agent's message. To tender outstanding notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal. Any instruction through ATOP is at your risk and such instruction will be deemed made only when actually received by the exchange agent.

        In order for an acceptance of an exchange offer through ATOP to be valid, an agent's message must be transmitted to and received by the exchange agent prior to the expiration date, or the guaranteed delivery procedures described below must be complied with. Delivery of instructions to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

        If a holder of outstanding notes desires to tender such notes and the holder's outstanding notes are not immediately available, or time will not permit the holder's outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

  •
  the holder tenders the outstanding notes through an eligible institution;

  •
  prior to the expiration date, the exchange agent received form such eligible institution a properly completed and duly executed notice of guaranteed delivery, acceptable to us, by mail, hand delivery, overnight courier or facsimile transmission, setting forth the name and address of the holder of the outstanding notes tendered, the certificate number or numbers of such outstanding notes and the amount of the outstanding notes being tendered. The notice of guaranteed delivery shall state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent's message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

  •
  the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent's message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

        You may withdraw tenders of your outstanding notes at any time prior to the expiration of the offer.

        For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at the address set forth below under "—The Exchange Agent." Any such notice of withdrawal must:

  •
  specify the name of the person that has tendered the outstanding notes to be withdrawn;

  •
  identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

  •
  where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

        If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream, as applicable, to be credited with the withdrawn notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal and our determination will be final and binding on all parties. Any tendered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC, Euroclear or Clearstream, as applicable, the outstanding notes withdrawn will be unlocked with DTC, Euroclear or Clearstream, as applicable, for the outstanding notes. The outstanding notes will be returned promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered by following one of the procedures described under "—How to Tender Outstanding Notes for Exchange" above at any time on or prior to 12:00 midnight, New York City time, on the expiration date.

Conditions to the Exchange Offer

        Notwithstanding any other provisions of the exchange offer, we are not required to accept the outstanding notes in the exchange offer or to issue the exchange notes, and we may terminate or amend the exchange offer, if at any time before the expiration of the exchange offer (x) such acceptance or issuance would violate applicable law or any applicable interpretation of the staff of the SEC, or (y) there is an action or proceeding instituted in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer, and no material adverse development shall have occurred in any existing action or proceeding with respect to us.

        The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered in the exchange.

The Exchange Agent

        Wells Fargo Bank, National Association, has been appointed as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to our exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

        We have appointed Wells Fargo Bank, National Association as the exchange agent for the exchange offer. Wells Fargo Bank, National Association also acts as trustee under the indenture governing the notes. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, N.A.	Wells Fargo Bank , N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	Northstar East Building—12th Floor
P.O. Box 1517	6th St & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402
By facsimile:
(For Eligible Institutions only):
(612) 667-9825
Confirmation: (800) 344-5128

        Originals of all documents sent by facsimile should be promptly sent to the exchange agent by mail, by hand or by overnight delivery service.

        The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

        DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

        We will not make any payment to brokers, dealers or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses.

        The cash expenses to be incurred in connection with the exchange offer will be paid by us.

Transfer Taxes

        Holders who tender their outstanding notes for exchange notes will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer or substitute outstanding notes not tendered or exchanged are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay any applicable transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Outstanding Notes

        Holders who desire to tender their outstanding notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.

        Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the offering memorandum, dated March 11, 2011, relating to the outstanding notes. After completion of this exchange offer, we will have no further obligation to provide for the registration under the Securities Act of those outstanding notes except in limited circumstances with respect to specific types of holders of outstanding notes and we do not intend to register the outstanding notes under the Securities Act. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

        Upon completion of the exchange offer, holders of any remaining outstanding notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. See "Risk Factors—Risks Related to the Exchange Offer and Holding the Exchange Notes—You may have difficulty selling the outstanding notes that you do not exchange."

Exchanging Outstanding Notes

        Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by holders of such notes, other than by any holder that is a broker-dealer who acquired outstanding notes for its own account as a result of market-making or other trading activities or by any holder which is an "affiliate" of us within the meaning of Rule 405 under the Securities Act. The exchange notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  the holder is not a broker-dealer tendering notes acquired directly from us;

  •
  the person acquiring the exchange notes in the exchange offer, whether or not that person is a holder, is acquiring them in the ordinary course of its business;

  •
  neither the holder nor that other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer; and

  •
  the holder is not our affiliate.

        However, the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in these other circumstances.

        Each holder must furnish a written representation, at our request, that:

  •
  it is acquiring the exchange notes issued in the exchange offer in the ordinary course of its business;

  •
  at the time of the commencement or consummation of the exchange offer, neither it nor, to its actual knowledge, any other person receiving exchange notes from it has an arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act; and

  •
  neither it nor, to its actual knowledge, any other person receiving exchange notes from such holder is an "affiliate," as defined in Rule 405 of the Securities Act, of us.

        Each holder who cannot make such representations:

  •
  will not be able to rely on the interpretations of the staff of the SEC in the above-mentioned interpretive letters;

  •
  will not be permitted or entitled to tender outstanding notes in the exchange offer; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of outstanding notes, unless the sale is made under an exemption from such requirements.

        In addition, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by that broker-dealer as a result of market-making or other trading activities, must represent to us and acknowledge that it will provide us with information we reasonably request and comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such notes issued in the exchange offer). See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

        In addition, to comply with state securities laws of certain jurisdictions, the exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We have not agreed to register or qualify the exchange notes for offer or sale under state securities laws.

DESCRIPTION OF EXCHANGE NOTES

        You can find the definitions of certain terms used in this description under "—Certain Definitions." Certain defined terms used in this description but not defined below under the caption "—Certain Definitions" have the meanings assigned to them in the indenture and the Intercreditor Agreements. In this description, the term "Issuer" refers only to Euramax International, Inc., a Delaware corporation, and not to any of its subsidiaries.

        The outstanding notes were issued, and the exchange notes will be issued, under an indenture (the "indenture"), dated March 18, 2011, among the Issuer, the Guarantors and Wells Fargo Bank, National Association, as trustee and collateral trustee. Unless otherwise indicated, the exchange notes offered hereby and the outstanding notes are collectively referred to herein as the "notes." The terms of the notes include those stated in the indenture and the Trust Indenture Act of 1933, as amended, or the Trust Indenture Act.

        The following description is a summary of the material provisions of the indenture, the security documents and the Intercreditor Agreements. It does not restate those agreements in their entirety. We urge you to read the indenture, the security documents and the Intercreditor Agreements because they, and not this description, define your rights as a holder of the notes. Copies of the indenture, the security documents and the Intercreditor Agreements have been filed with the Commission and are incorporated by reference into the registration statement of which this prospectus forms a part.

        The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

        The notes:

  •
  are general senior secured obligations of the Issuer;

  •
  share, equally and ratably with all obligations of the Issuer under any other Notes Priority Debt, in the benefits of Liens held by the Collateral Trustee on all Collateral from time to time owned by the Issuer, which Liens will be (i) senior to all Liens on the Notes Priority Collateral securing ABL Obligations and Subordinated Lien Obligations, if any, (ii) senior to all Liens on the ABL Priority Collateral securing Subordinated Lien Obligations, if any, and (iii) junior to all Liens on the ABL Priority Collateral securing ABL Obligations, in each case subject to Permitted Liens;

  •
  are structurally subordinated to any existing and future Indebtedness and other liabilities of the Issuer's non-Guarantor Subsidiaries;

  •
  are pari passu in right of payment with all existing and future Indebtedness of the Issuer that is not subordinated;

  •
  are senior in right of payment to any existing and future subordinated Indebtedness of the Issuer;

  •
  are effectively senior to the Senior Unsecured Loan to the extent of the value of the Notes Priority Collateral and the ABL Priority Collateral securing the notes; and

  •
  are guaranteed on a senior secured basis by the Guarantors, as described under the caption "—The Note Guarantees."

        As of September 30, 2011, the Issuer had outstanding:

  •
  $25.3 million in aggregate principal amount of ABL Debt, with $42.6 million of additional availability;

  •
  no Notes Priority Debt (other than the notes);

  •
  no Subordinated Lien Debt;

  •
  $122.7 million in aggregate principal amount of unsecured Indebtedness (consisting solely of the Senior Unsecured Loan); and

  •
  $63.0 million in aggregate principal amount of total liabilities outstanding (including trade payables) at Subsidiaries that are not Guarantors.

        For the year ended December 31, 2010, the Issuer's Subsidiaries that are not Guarantors generated 33.9%, 84.7% and 37.4% of the Issuer's consolidated net sales, consolidated operating income and consolidated Adjusted EBITDA, respectively. As of September 30, 2011, the Issuer's Subsidiaries that are not Guarantors represented 47.0% of the Issuer's consolidated assets.

The Note Guarantees

        The notes are guaranteed by (i) Euramax Holdings, Inc. ("Parent"), (ii) each of the Issuer's future Wholly Owned Restricted Subsidiaries (other than any Excluded Subsidiaries) and (iii) any Restricted Subsidiary that guarantees any Indebtedness of the Issuer or a Guarantor or otherwise becomes an obligor under the ABL Credit Facility. The guarantees by the Guarantors are joint and several. The guarantee by Parent is full and unconditional. The guarantees by the Subsidiary Guarantors are full and unconditional, subject to customary release provisions contained in the indenture.

        Each Note Guarantee of a Guarantor:

  •
  is a general senior secured obligation of that Guarantor;

  •
  shares, equally and ratably with all obligations of that Guarantor under any other Notes Priority Debt, in the benefits of Liens held by the Collateral Trustee on all Collateral from time to time owned by that Guarantor, which Liens will be (i) senior to all Liens on the Notes Priority Collateral securing ABL Obligations and Subordinated Lien Obligations, if any, (ii) senior to all Liens on the ABL Priority Collateral securing Subordinated Lien Obligations, if any, and (iii) junior to all Liens on the ABL Priority Collateral securing ABL Obligations;

  •
  is pari passu in right of payment with all existing and future Indebtedness of that Guarantor that is not subordinated;

  •
  is effectively senior to all obligations of that Guarantor under the Senior Unsecured Loan to the extent of the value of the Notes Priority Collateral and the ABL Priority Collateral owned by such Guarantor; and

  •
  is senior in right of payment to any future subordinated Indebtedness of that Guarantor.

        As of the date hereof, all of the Issuer's Wholly Owned Restricted Subsidiaries (other than any Excluded Subsidiaries) are Guarantors of the notes. However, it is possible that in the future one or more of the Issuer's Subsidiaries will not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. See "Risk Factors—Risks Related to the Exchange Notes and Our Indebtedness—In the event of our bankruptcy, the ability of the holders of the exchange notes to realize upon the collateral will be subject to certain bankruptcy law limitations."

        If the Issuer or any of its Restricted Subsidiaries acquires or creates another Wholly Owned Restricted Subsidiary (other than an Excluded Subsidiary) on or after the date of the indenture, such Wholly Owned Restricted Subsidiary must become a Guarantor, execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee. In addition, any Restricted Subsidiary of the Issuer that guarantees, or otherwise becomes an obligor with respect to, any Indebtedness of the Issuer or any

Guarantor, including the ABL Credit Facility, must become a Guarantor, execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee.

        The Note Guarantee of a Guarantor will be released under specified circumstances, including, in connection with a disposition of the Guarantor's Capital Stock if various conditions are satisfied. See "—Certain Covenants—Guarantees."

        As of the date hereof, all of the Issuer's Subsidiaries are "Restricted Subsidiaries." However, under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," the Issuer is permitted to designate certain of its Subsidiaries as "Unrestricted Subsidiaries."

        Any Unrestricted Subsidiaries will not be subject to any of the covenants in the indenture and will not guarantee the notes. The covenants in the indenture applicable to the Issuer and its Restricted Subsidiaries do not apply to Parent and its Subsidiaries (other than the Issuer and its Restricted Subsidiaries).

Principal, Maturity and Interest

        The indenture provides for the issuance by the Issuer of notes with an unlimited principal amount. The Issuer may issue additional notes (the "additional notes") from time to time after this offering. Any offering of additional notes is subject to the covenants described below under the captions "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Certain Covenants—Liens." The notes and any additional notes subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Additional notes may not be fungible with the notes for U.S. federal income tax purposes. Any additional notes, if any, will be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on April 1, 2016.

        Interest on the notes accrues at the rate of 9.5% per annum and is payable semiannually in arrears on April 1 and October 1, commencing on October 1, 2011. The Issuer will make each interest payment to the holders of record on the immediately preceding March 15 and September 15, respectively.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to the Issuer, the Issuer will pay all principal, interest and premium on that holder's notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuer elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The Trustee currently acts as paying agent and registrar. The Issuer may change the paying agent or registrar without prior notice to the holders, and the Issuer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a holder to pay any taxes and fees required by law or permitted by the indenture. The Issuer is not required to transfer or exchange any note selected for redemption. Also, the Issuer is not required to transfer or exchange any note (1) for a period of 15 days before a selection of notes to be redeemed or (2) tendered and not withdrawn in connection with a Change of Control Offer or Asset Sale Offer.

Security

        The statements under this section are summaries of the material terms and provisions of the indenture, the Intercreditor Agreements and the other security documents. They do not purport to be complete and are qualified in their entirety by reference to all the provisions in such documents. Therefore, we urge you to read the indenture, the Intercreditor Agreements and the other security documents because they, and not this description, define your rights as holders of the notes.

        The obligations of the Issuer with respect to the notes, the obligations of the Guarantors under the Note Guarantees, and the obligations of the Issuer and the Guarantors with respect to any other Notes Priority Lien Obligations are secured by Liens held by the Collateral Trustee on the Collateral. The Liens on the Collateral securing the foregoing obligations will be senior to the Liens on the Collateral securing the Subordinated Lien Obligations, if any. All such Liens will be subject to Permitted Liens. The holders of notes will not possess a first-priority Lien on the ABL Priority Collateral.

Security for the Notes

General

        The holders of Notes Priority Obligations will have the benefit of the Collateral, which consists of and is divided into (i) the Notes Priority Collateral, as to which the holders of Notes Priority Obligations will have first-priority Liens, the holders of Subordinated Lien Obligations (designated as second priority), if any, will have junior priority Liens to the holders of Notes Priority Obligations, the holders of ABL Obligations will have junior- priority Liens to the holders of Notes Priority Obligations and Subordinated Lien Obligations (designated as second-priority), if any, and the holders of Subordinated Lien Obligations (not designated as second priority), if any, will have junior-priority Liens to each of the holders of Notes Priority Obligations, ABL Obligations and the Subordinated Lien Obligations (designated as second- priority), in each case subject to Permitted Liens, and (ii) the ABL Priority Collateral, as to which the holders of ABL Obligations will have first-priority Liens, the holders of the Notes Priority Obligations will have junior-priority Liens to the holders of the ABL Obligations and the holders of Subordinated Lien Obligations, if any, will have junior-priority Liens to the holders of the ABL Obligations and the Notes Priority Obligations, in each case subject to Permitted Liens. The General Intercreditor Agreement governs the priorities of the security interests and certain related creditor rights in the Collateral among the holders of the ABL Obligations, the holders of the Notes Priority Obligations and the holders of Subordinated Lien Obligations, if any.

Notes Priority Collateral

        The Notes Priority Collateral consists of substantially all the assets of the Issuer and the Guarantors, other than the ABL Priority Collateral and Excluded Assets. The Notes Priority Collateral includes but is not limited to: (i) all of the Capital Stock of the Issuer, (ii) all of the Capital Stock held by the Issuer or any Guarantor (other than Capital Stock of any Excluded Subsidiary), (iii) 65% of the voting capital stock and 100% of any non-voting Capital Stock of controlled foreign corporations directly owned by the Issuer or any Guarantor and (iv) substantially all of the tangible and intangible assets of the Issuer and each Guarantor, other than the ABL Priority Collateral and Excluded Assets.

        The holders of Notes Priority Obligations will have first-priority Liens on the Notes Priority Collateral (subject to certain Permitted Liens). In addition, the Issuer and the Guarantors will grant junior-priority Liens on the Notes Priority Collateral for the holders of the ABL Obligations which initially consist of the loans outstanding under the ABL Credit Facility, obligations with respect to letters of credit issued under the ABL Credit Facility, certain hedging and cash management obligations and other bank products incurred with the lenders, agents or arrangers party to the ABL Credit Facility or their respective affiliates and other obligations incurred under the ABL Credit Facility. The holders of Subordinated Lien Obligations (designated as second priority), if any, may be given junior-priority Liens on the Notes Priority Collateral, subject to the limitations in the indenture and the ABL Credit Facility, that is junior to the Liens of the holders of the Notes Priority Obligations but senior to the Liens of the holders of ABL Obligations. Except as provided in the General Intercreditor Agreement, holders of such junior Liens will not be able to take any enforcement action with respect to the Notes Priority Collateral so long as any Notes Priority Obligations are outstanding.

ABL Priority Collateral

        The Notes Priority Obligations will also be secured by second-priority Liens on the ABL Priority Collateral (subject to certain Permitted Liens). "ABL Priority Collateral" is defined as (i)(1) all accounts (and all rights to receive payments, indebtedness and other obligations (whether constituting an account, chattel paper, instrument, document or general intangible) which arise as a result of the sale or lease of inventory, goods (excluding equipment) or merchandise or provision of services, including the right to payment of any interest or finance charges) and (2) all promissory notes and other writings evidencing the foregoing obligations, however evidenced and whenever made, (ii) inventory, (iii) payment intangibles (including corporate and other tax refunds), documents of title, customs receipts, insurance, shipping and other documents and other written materials related to any inventory (including to the purchase or import of any inventory), (iv) all letter of credit rights, chattel paper, instruments, investment property, documents and general intangibles pertaining to any ABL Priority Collateral, (v) deposit accounts, collection accounts, disbursement accounts, lock-boxes, commodity accounts and securities accounts, including all cash, marketable securities, securities entitlements, financial assets and other funds and assets held in, on deposit in, or credited to any of the foregoing (excluding, in each case, certain cash proceeds of Notes Priority Collateral and the deposit account(s) in which such cash is to be held), (vi) all books and records and "supporting obligations" (as defined in Article 9 of the Uniform Commercial Code) relating to any of the foregoing, (vii) related letters of credit, guaranties, collateral, liens, commercial tort claims or other claims and causes of action, and (viii) to the extent not otherwise included, all substitutions, replacements, accessions, products and proceeds (including, without limitation, insurance proceeds, investment property, licenses, royalties, income, payments, claims, damages and proceeds of suit but excluding, for the avoidance of doubt, any real estate, equipment, intellectual property and Capital Stock) of any or all of the foregoing, in each case held by the Issuer or any of the Guarantors, other than any assets that would otherwise be included in the ABL Priority Collateral that constitute Excluded Assets. Generally, the second-priority Liens on the ABL Priority Collateral granted to secure the Notes Priority Obligations and the junior-priority Liens on the ABL Priority Collateral granted to secure the Subordinated Lien Obligations, if any, will be terminated and automatically released if the Lien on such ABL Priority Collateral in favor of the ABL Obligations is released.

        The Issuer and the Guarantors will grant first-priority Liens on the ABL Priority Collateral for the holders of the ABL Obligations, which initially consist of the loans outstanding under the ABL Credit Facility, obligations with respect to letters of credit issued under the ABL Credit Facility, certain hedging and cash management obligations and other bank products incurred with the lenders, agents or arrangers party to the ABL Credit Facility or their respective affiliates and other obligations incurred under the ABL Credit Facility. The holders of Notes Priority Obligations will have second-priority Liens on the ABL Priority Collateral. The holders of Subordinated Lien Obligations, if any, will be secured by junior-priority Liens on the ABL Priority Collateral that is junior to the Liens of the holders of the ABL Obligations and the Notes Priority Obligations on the ABL Priority Collateral, subject to the limitations in the indenture and the ABL Credit Facility. Except as provided in the General Intercreditor Agreement, holders of such junior liens will not be able to take any enforcement action with respect to the ABL Priority Collateral so long as any ABL Obligations are outstanding and commitments have not been terminated.

Excluded Assets

        Notwithstanding the foregoing, the Collateral will not include (clauses (1) to (13) collectively, the "Excluded Assets"):

          (1)   any intellectual property, lease, license, contract, property rights or agreement to which the Issuer or any Guarantor is a party or any of its rights or interests thereunder if and for so long as the grant of such security interest shall constitute or result in (i) the abandonment, invalidation or unenforceability of any right, title or interest of the Issuer or any Guarantor therein or (ii) in a breach or termination pursuant to the terms of, or a default under, any such lease, license, contract property rights or agreement (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law (including the Bankruptcy Code) or principles of equity); provided, however, that the Collateral shall include, and such security interest shall attach immediately at such time as the condition causing such abandonment, invalidation or unenforceability shall be remedied and, to the extent severable, shall attach immediately to any portion of such lease, license, contract, property rights or agreement that does not result in any of the consequences specified in (i) or (ii) above;

          (2)   any assets (other than accounts receivable or inventory) of the Issuer or any Guarantor, subject to certain exceptions, which is subject to or secured by a Capital Lease Obligation or purchase money indebtedness permitted by clause (5) of the definition of "Permitted Debt" so long as the documents governing such Capital Lease Obligation or purchase money indebtedness do not permit other liens on such assets;

          (3)   any of the outstanding voting capital stock of a controlled foreign corporation in excess of 65% of the voting power of all classes of capital stock of such controlled foreign corporation entitled to vote; provided that immediately upon the amendment of the United States Internal Revenue Code of 1986, as amended, to allow the pledge of a greater percentage of the voting power of capital stock in a controlled foreign corporation without adverse tax consequences, the Collateral shall include, and the security interest granted by the Issuer and each Guarantor shall attach to, such greater percentage of capital stock of each controlled foreign corporation directly owned by the Issuer or any Guarantor;

          (4)   (i) any property or assets owned by any Excluded Subsidiary (subject to such Excluded Subsidiary otherwise becoming a Guarantor to the extent required by the terms of the indenture) or any Unrestricted Subsidiary and (ii) any property or assets owned by Parent that is not owned by the Issuer or its Restricted Subsidiaries and (iii) any of the outstanding capital stock of any Unrestricted Subsidiary;

          (5)   any Capital Stock and other securities of a Subsidiary to the extent that the pledge of such Capital Stock and other securities results in the Issuer being required to file separate financial statements of such Subsidiary with the Commission, but only to the extent necessary to not be subject to such requirement and only for so long as such requirement is in existence and only with respect to the relevant notes affected. In addition, in the event that Rule 3-16 of

  Regulation S-X under the Securities Act is amended, modified or interpreted by the Commission to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the Commission (or any other governmental agency) of separate financial statements of any Subsidiary of the Issuer due to the fact that such Subsidiary's Capital Stock secures the notes affected thereby, then the Capital Stock of such Subsidiary will automatically be deemed not to be part of the Collateral securing the relevant notes affected thereby but only to the extent necessary to not be subject to such requirement and only for so long as required to not be subject to such requirement. In such event, the Collateral Documents may be amended or modified, without the consent of any holder of such notes, to the extent necessary to release the security interests in favor of such creditor on the shares of Capital Stock that are so deemed to no longer constitute part of the Collateral for the relevant notes. In the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary's Capital Stock to secure the notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock of such Subsidiary will automatically be deemed to be a part of the Collateral for the relevant notes;

          (6)   any leasehold interests in real property;

          (7)   any fee-owned real property with a book value of less than $2.5 million;

          (8)   commercial tort claims of less than $10.0 million;

          (9)   pledges and security interests prohibited by, or requiring any consent of any governmental authority pursuant to, law, rule or regulation;

          (10) Equity Interests in any joint venture with a third party that is not an Affiliate, to the extent a pledge of such Equity Interests is prohibited by the documents covering such joint venture;

          (11) (i) deposit or securities accounts the balance of which consists exclusively of (a) withheld income taxes and federal, state or local employment taxes in such amounts as are required in the reasonable judgment of the Issuer or any Guarantor to be paid to the Internal Revenue Service, which we refer to as the IRS, or state or local government agencies within the following two months with respect to employees of the Issuer or its Subsidiaries and (b) amounts required to be paid over to an employee benefit plan pursuant to DOL Reg. Sec. 2510.3 102 on behalf of employees of the Issuer or its Subsidiaries, and (ii) all segregated deposit or securities accounts constituting (and the balance of which consists solely of funds set aside in connection with) payroll accounts and trust accounts;

          (12) with respect to perfection only, any item of personal property which constitutes Notes Priority Collateral as to which the Collateral Trustee shall determine in writing in its reasonable discretion after consultation with the Issuer that the costs of perfecting a security interest in such item are excessive in relation to the value of such security being perfected thereby; and

          (13) proceeds and products of any of the foregoing to the extent they constitute Excluded Asset described in clauses (1) through (12).

        Notwithstanding the foregoing, (i) in the event of the amendment of the United States Internal Revenue Code of 1986, as amended, to allow the pledge in excess of 65% of the voting power of all classes of capital stock of any controlled foreign corporation entitled to vote without adverse tax consequences, the Issuer will use its commercially reasonable efforts to grant a security interest in such Capital Stock, subject to the limitations of paragraph (3) above, and (ii) in the event of any change in facts and circumstances (including but not limited to the modification, amendment or interpretation of Rule 3-16 of Regulation S-X under the Securities Act) that would permit the pledge of all or a portion of the Capital Stock of a Subsidiary formed under the laws of the Netherlands in excess of the amount then pledged without the filing of separate financial statements of such Subsidiary with the SEC (or any other governmental agency), the Issuer will use its commercially reasonable efforts to grant a security interest in such Capital Stock, subject to the limitations of paragraph (5) above.

        In addition, neither the Issuer nor any of the Guarantors shall be required to perfect the security interest in the following other than by filing of a UCC financing statement: (i) vehicles and other equipment subject to a certificate of title statute, (ii) letter of credit rights, (iii) deposit or security accounts or any other asset or property requiring perfection through control agreement and (iv) fixtures, except to the extent that the same are equipment under the UCC or are related to real property covered by a mortgage in favor of the Collateral Agent. Furthermore, the security interest in certain property or assets which constitute ABL Priority Collateral will not be perfected to the extent that the ABL Collateral Agent determines in writing in its reasonable discretion, and in consultation with the Issuer, that the costs of perfecting such security interest are excessive in relation to the value of the security to be afforded thereby. In addition neither the Issuer nor any of its Subsidiaries shall be required to obtain bailee or landlord waivers, estoppels or collateral access agreements.

General Intercreditor Agreement

        The Issuer, the Guarantors, the Trustee, the Collateral Trustee and the ABL Collateral Agent entered into the General Intercreditor Agreement to establish the respective lien priorities of the holders of ABL Obligations, the holders of Notes Priority Obligations and the holders of Subordinated Lien Obligations, if any, in the Collateral, all as set forth above, and their respective rights and obligations with respect to such Collateral. Although the holders of the notes are not party to the General Intercreditor Agreement, by their acceptance of the notes they will agree to be bound thereby and the holders of the notes and other Notes Priority Obligations also specifically authorize the Trustee and the Collateral Trustee to enter into the General Intercreditor Agreement on their behalf and to take all actions provided for under the terms of the General Intercreditor Agreement and the holders of notes and other Notes Priority Obligations will be bound by such actions. Pursuant to the terms of the General Intercreditor Agreement, the Collateral Trustee will determine the time and method by which the security interests in the Notes Priority Collateral will be enforced and the ABL Collateral Agent will determine the time and method by which the security interests in the ABL Priority Collateral will be enforced.

        The aggregate amount of the obligations secured by the ABL Priority Collateral may, subject to the limitations set forth in the indenture, be increased. All or a portion of the obligations secured by the ABL Priority Collateral consists, or may consist, of indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently re-borrowed and such obligations may, subject to the limitations set forth in the indenture, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the subordination of the Liens held by the holders of Notes Priority Obligations or the provisions of the General Intercreditor Agreement defining the relative rights of the parties thereto. The lien priorities provided for in the General Intercreditor Agreement shall not be altered or otherwise affected by any amendment, modification, supplement, extension, increase, replacement, renewal, restatement or refinancing of either the obligations secured by the ABL Priority Collateral or the obligations secured by the Notes Priority Collateral, by the release of any Collateral or of any guarantees securing any secured obligations or by any action that any representative or secured party may take or fail to take in respect of any Collateral.

Maintenance of Collateral

        The Indenture and/or the security documents will provide that the Issuer will, and will cause each of its Restricted Subsidiaries to (i) at all times maintain, preserve and protect all property material to the conduct of its business and keep such property in good repair, working order and condition (other than wear and tear occurring in the ordinary course of business); (ii) from time to time make, or cause to be made, all necessary and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times; and (iii) keep its insurable property insured at all times by financially sound and reputable insurers.

After-Acquired Property

        Promptly following the acquisition by the Issuer or any Guarantor, the Issuer or such Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Collateral Trustee a perfected security interest in such After-Acquired Property and to have such After-Acquired Property added to the Collateral and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such After-Acquired Property to the same extent and with the same force and effect.

Further Assurances

        The Issuer and the Guarantors shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Collateral Trustee may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests and Liens created or intended to be created by the security documents. In addition, from time to time, the Issuer will reasonably promptly secure the obligations under the notes, the Indenture and the security documents by pledging or creating, or causing to be pledged or created, perfected security interests and Liens with respect to the Collateral. Such security interests and Liens will be created under the security documents and other security agreements, mortgages, deeds of trust and other instruments and documents in form and substance reasonably satisfactory to the Collateral Trustee.

Sufficiency of Collateral

        No appraisal of the value of the Collateral was made in connection with the offering of the outstanding notes. The Fair Market Value of the Collateral is subject to fluctuations based on factors that include, among others, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would also be dependent on numerous factors, including, but not limited to, the actual Fair Market Value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In addition, in the event of a bankruptcy, the ability of the holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations as described below. The Collateral will be pledged pursuant to the security documents, which contain provisions relating to the administration, preservation and disposition of the Collateral. The following is a summary of some of the covenants and provisions set forth in the security documents and the Indenture as they relate to the Collateral.

No Action with Respect to the ABL Priority Collateral

        The General Intercreditor Agreement provides that (i) the holders of Notes Priority Obligations and the holders of Subordinated Lien Obligations, if any, may not commence any judicial or non-judicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interest in or realize upon, or take any other action available to it in respect of, the ABL Priority Collateral under any security document, applicable law or otherwise, at any time when the ABL Priority Collateral is subject to any first-priority security interest and any ABL Obligations remain outstanding or any commitment to extend credit that would constitute such ABL Obligations remains in effect and (ii) only the ABL Collateral Agent shall be entitled to take any such actions or exercise any such remedies. The relative rights of the holders of Notes Priority Obligations in respect of the right to take enforcement actions is described below under the caption—Collateral Trust and Notes Priority Intercreditor Agreement—Enforcement of Liens."

        Notwithstanding the preceding paragraph, the Collateral Trustee and the Subordinated Collateral Trustee, if applicable, may:

          (1)   file a claim or statement of interest with respect to the Notes Priority Obligations or Subordinated Lien Obligations, as applicable, in any case or proceeding commenced by or against the Issuer or any Guarantor under the Bankruptcy Code or any similar bankruptcy law for the relief or protection of debtors, any other proceeding of a similar nature for the reorganization, protection, restructuring, compromise or arrangement of any of the assets and/or liabilities of the Issuer or any Guarantor or any similar case or proceeding;

          (2)   take any action (not adverse to the priority status of any of the Liens on the ABL Priority Collateral, or the rights of the ABL Collateral Agent or any holder of ABL Obligations, to exercise remedies in respect thereof) in order to create, perfect, preserve or protect its Lien on any of the Collateral;

          (3)   file any necessary or appropriate responsive or defensive pleadings in opposition to any motion, claim, or other pleading objecting to or otherwise seeking the disallowance of the claims of the holders of Notes Priority Obligations or Subordinated Lien Obligations, as applicable, if any, in either case not inconsistent with the terms of the General Intercreditor Agreement;

          (4)   to the extent such holders acknowledge that such holders hold an unsecured claim, file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Issuer or the Guarantors arising under any case or proceeding referred to in clause (1) above, except to the extent inconsistent with the terms of the General Intercreditor Agreement; or

          (5)   vote in favor of or against any plan of reorganization, compromise or arrangement, or file any proof of claim, make other filings and/or make any arguments and motions with respect to the Notes Priority Obligations or Subordinated Lien Obligations, as applicable, that in each case, are not inconsistent with the terms of the General Intercreditor Agreement.

No Action with Respect to Notes Priority Collateral

        The General Intercreditor Agreement provides that the holders of ABL Obligations and the holders of Subordinated Lien Obligations, if any, may not commence any judicial or non-judicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interest in or realize upon, or take any other action available to it in respect of, the Notes Priority Collateral under any security document, applicable law or otherwise, at any time when the Notes Priority Collateral is subject to any first-priority security interest and any Notes Priority Obligations remain outstanding or any commitment to extend credit that would constitute such Notes Priority Obligations remains in effect and (ii) only the Collateral Trustee shall be entitled to take any such actions or exercise any such remedies. Notwithstanding the preceding paragraph, the holders of ABL Obligations and the holders of Subordinated Lien Obligations, and the ABL Collateral Agent and the Subordinated Collateral Trustee, if applicable, may:

          (1)   file a claim or statement of interest with respect to the ABL Obligations or the Subordinated Lien Obligations, as applicable, in any case or proceeding commenced by or against the Issuer or any Guarantor under the Bankruptcy Code or any similar bankruptcy law for the relief or protection of debtors, any other proceeding of a similar nature for the reorganization, protection, restructuring, compromise or arrangement of any of the assets and/or liabilities of the Issuer or any Guarantor or any similar case or proceeding;

          (2)   take any action (not adverse to the priority status of any of the Liens on the Notes Priority Collateral, or the rights of the Collateral Trustee or any holder of Notes Priority Obligations, to exercise remedies in respect thereof) in order to create, perfect, preserve or protect its Lien on any of the Collateral;

          (3)   file any necessary or appropriate responsive or defensive pleadings in opposition to any motion, claim, or other pleading objecting to or otherwise seeking the disallowance of the claims of the holders of ABL Obligations or the holders of Subordinated Lien Obligations, as applicable, if any, in either case not inconsistent with the terms of the General Intercreditor Agreement;

          (4)   to the extent such holders acknowledge that such holders hold an unsecured claim, file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Issuer or the Guarantors arising under any case or proceeding referred to in clause (1) above, except to the extent inconsistent with the terms of the General Intercreditor Agreement; or

          (5)   vote in favor of or against any plan of reorganization, compromise or arrangement, or file any proof of claim, make other filings and/or make any arguments and motions with respect to the ABL Obligations or the Subordinated Lien Obligations, as applicable, that in each case, are not inconsistent with the terms of the General Intercreditor Agreement.

No Duties of ABL Collateral Agent

        The General Intercreditor Agreement provides that neither the ABL Collateral Agent nor any holder of any ABL Obligations will have any duties or other obligations to any holder of Notes Priority Obligations or any holder of Subordinated Lien Obligations, if any, with respect to the ABL Priority Collateral, other than to transfer to the Collateral Trustee or Subordinated Collateral Trustee, as applicable, any proceeds of any such ABL Priority Collateral in which the Collateral Trustee or Subordinated Collateral Trustee, as applicable, continues to hold a security interest remaining after any sale, transfer or other disposition of such ABL Priority Collateral (in each case, unless the holders' Lien on all such ABL Priority Collateral is terminated and released prior to or concurrently with such sale, transfer, disposition, payment or satisfaction), the payment and satisfaction in full in cash of such ABL Obligations and the termination of any commitment to extend credit that would constitute such ABL Obligations, or, if the ABL Collateral Agent is in possession of all or any part of such ABL Priority Collateral after such payment and satisfaction in full and termination, such ABL Priority Collateral or any part thereof remaining, in each case without representation or warranty on the part of, or recourse to, the ABL Collateral Agent or any holder of ABL Obligations. In addition, the General Intercreditor Agreement will further provide that, until the ABL Obligations shall have been paid and satisfied in full in cash and any commitment to extend credit that would constitute ABL

Obligations secured thereby shall have been terminated, the ABL Collateral Agent will be entitled, for the benefit of the holders of such ABL Obligations, to sell, transfer or otherwise dispose of or deal with such ABL Priority Collateral without regard to any subordinated security interest therein or any rights to which any holder of Notes Priority Obligations or holder of Subordinated Lien Obligations, if any, would otherwise be entitled as a result of such subordinated security interest. Without limiting the foregoing, the Collateral Trustee will agree in the General Intercreditor Agreement and each holder of notes will agree by its acceptance of the notes that neither the ABL Collateral Agent nor any holder of any ABL Obligations secured by any ABL Priority Collateral will have any duty or obligation first to marshal or realize upon the ABL Priority Collateral, or to sell, dispose of or otherwise liquidate all or any portion of the ABL Priority Collateral, in any manner that would maximize the return to the holders of Notes Priority Obligations, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the holders of Notes Priority Obligations from such realization, sale, disposition or liquidation. The General Intercreditor Agreement will have similar provisions regarding the duties owed to the ABL Collateral Agent and the holders of any ABL Obligations and the Subordinated Collateral Trustee and the holders of any Subordinated Lien Obligations, by the Collateral Trustee and the holders of Notes Priority Obligations with respect to the Notes Priority Collateral.

        The General Intercreditor Agreement additionally provides that the Collateral Trustee and the Subordinated Collateral Trustee will waive, and each holder of Notes Priority Obligations and each holder of Subordinated Lien Obligations, if any, will waive (including each holder of the notes by its acceptance thereof), any claim that may be had against the ABL Collateral Agent or any holder of any ABL Obligations arising out of (i) any actions which the ABL Collateral Agent or such holder of ABL Obligations take or omit to take (including, actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the ABL Obligations from any account debtor, guarantor or any other party) in accordance with the documents governing any such ABL Obligations or any other agreement related thereto or to the collection of such ABL Obligations or the valuation, use, protection or release of any security for such ABL Obligations, (ii) any election by the ABL Collateral Agent or such holder of ABL Obligations, in any proceeding instituted under Title 11 of the United States Code of the application of Section 1111(b) of the Bankruptcy Code or (iii) any borrowing of, or grant of a security interest or administrative expense priority under Section 363 or Section 364 of the Bankruptcy Code to, the Issuer or any of its subsidiaries as debtor-in-possession. The ABL Collateral Agent and holders of ABL Obligations and the Subordinated Collateral Trustee and the holders of Subordinated Lien Obligations, if any, will agree to waive similar claims with respect to the actions of any of the holders of Notes Priority Obligations with respect to Notes Priority Collateral.

No Interference; Payment Over; Reinstatement

        Notwithstanding the foregoing, each of the Collateral Trustee, for itself and on behalf of the Trustee and the holders of Notes Priority Obligations (and each holder of notes will agree by its acceptance of the notes), and the Subordinated Collateral Trustee, for itself and on behalf of the Subordinated Trustee and the holders of Subordinated Lien Obligations, if any, will agree in the General Intercreditor Agreement that:

          (1)   it will not take, cause to be taken, or support any other Person in taking, any action the purpose or effect of which is, or could be, to make any Lien that the holders of Notes Priority Obligations or the holders of Subordinated Lien Obligations, if any, have on the ABL Priority Collateral pari passu with, or to give the holders of Notes Priority Obligations, or the holders of Subordinated Lien Obligations, if any, any preference or priority relative to any Lien that the holders of any ABL Obligations secured by any ABL Priority Collateral have with respect to such ABL Priority Collateral;

          (2)   it will not contest, challenge or question, or support any other Person in contesting, challenging or questioning, in any proceeding the validity or enforceability of any senior security interest in the ABL Priority Collateral and the related ABL Obligations, the validity, attachment, perfection or priority of any lien held by the holders of any ABL Obligations secured by any ABL Priority Collateral, or the validity or enforceability of the priorities, rights or duties established by or other provisions of the General Intercreditor Agreement;

          (3)   it will not take or cause to be taken, or support any other Person in taking, any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the ABL Priority Collateral by the ABL Collateral Agent or the holders of any ABL Obligations secured by such ABL Priority Collateral;

          (4)   it will have no right to (A) direct the ABL Collateral Agent or any holder of any ABL Obligations to exercise any right, remedy or power with respect to any ABL Priority Collateral or (B) consent to the exercise by the ABL Collateral Agent or any holder of any ABL Obligations of any right, remedy or power with respect to such ABL Priority Collateral;

          (5)   it will not institute, or support any other Person in instituting, any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the ABL Collateral Agent or any holder of any ABL Obligations seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to, and neither the ABL Collateral Agent nor any holders of any ABL Obligations will be liable for, any action taken or omitted to be taken by the ABL Collateral Agent or such lenders with respect to such ABL Priority Collateral;

          (6)   it will not seek, and will waive any right, to have any ABL Priority Collateral or any part thereof marshaled upon any foreclosure or other disposition of such ABL Priority Collateral; and

          (7)   it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the General Intercreditor Agreement.

        The ABL Collateral Agent and the Subordinated Collateral Trustee and the holders of ABL Obligations and the holders of Subordinated Lien Obligations, if any, will agree to similar limitations with respect to their rights in the Notes Priority Collateral and their ability to bring a suit against the Collateral Trustee or the holders of Notes Priority Obligations with respect to Notes Priority Collateral.

        Each of the Collateral Trustee, for itself and on behalf of the Trustee and the holders of Notes Priority Obligations (and each holder of notes will agree by its acceptance of the notes), and the Subordinated Collateral Trustee, for itself and on behalf of the Subordinated Trustee and the holders of Subordinated Lien Obligations, if any, will agree in the General Intercreditor Agreement, that if it obtains possession of the ABL Priority Collateral or realizes any proceeds or payment in respect of the ABL Priority Collateral, pursuant to any security document or by the exercise of any rights available to it under applicable law or in any bankruptcy, insolvency or similar proceeding or through any other exercise of remedies, at any time when any ABL Obligations secured or intended to be secured by such ABL Priority Collateral remain outstanding or any commitment to extend credit that would constitute ABL Obligations secured or intended to be secured by such ABL Priority Collateral remains in effect, then it will segregate and hold such ABL Priority Collateral, proceeds or payment in trust for the ABL Collateral Agent and the holders of any ABL Obligations and promptly transfer such ABL Priority Collateral, proceeds or payment, as the case may be, to the ABL Collateral Agent. Each of the Collateral Trustee, for itself and on behalf of the Trustee and the holders of Notes Priority Obligations (and each holder of notes will agree by its acceptance of the notes), and the Subordinated Collateral Trustee, for itself and on behalf of the Subordinated Trustee and the holders of Subordinated Lien Obligations, if any, will further agree that if, at any time, all or part of any payment with respect to any ABL Obligations previously made shall be rescinded for any reason whatsoever, it will promptly pay over to the ABL Collateral Agent any payment received by it in respect of any such ABL Priority Collateral and shall promptly turn any such ABL Priority Collateral then held by it over to the ABL Collateral Agent, and the provisions set forth in the General Intercreditor Agreement will be reinstated as if such payment had not been made, until the payment and satisfaction in full of such ABL Obligations. The ABL Collateral Agent and the Subordinated Collateral Trustee and the holders of ABL Obligations and the holders of Subordinated Lien Obligations, if any, will be subject to similar limitations with respect to the Notes Priority Collateral and any proceeds or payments in respect of any Notes Priority Collateral.

Entry upon Premises by ABL Collateral Agent and Holders of ABL Obligations

        The General Intercreditor Agreement provides that if the ABL Collateral Agent takes any enforcement action with respect to the ABL Priority Collateral or the Collateral Trustee or Subordinated Collateral Trustee, as applicable, acquires an ownership or possessory interest in any of the Notes Priority Collateral pursuant to the exercise of its rights under the applicable security documents or under applicable law or the Collateral Trustee or Subordinated Collateral Trustee, as applicable, shall, through the exercise of remedies under the applicable security documents or otherwise, sell any of the Notes Priority Collateral to any third party (a "Third Party Purchaser") as permitted by the terms of the General Intercreditor Agreement, then, subject to the rights of any landlords under real estate leases and to the limitations and restrictions with respect to use of and entry upon the premises as set forth in the applicable collateral access agreements, the holders of Notes Priority Obligations and the holders of Subordinated Lien Obligations, if any, will (or, in the case of any such sale to a Third Party Purchaser, shall require as a condition of such sale to the Third Party Purchaser) (i) cooperate with the ABL Collateral Agent in its efforts to enforce its security interest in the ABL Priority Collateral and to finish any work-in-process and assemble the ABL Priority Collateral, (ii) not hinder or restrict in any respect the ABL Collateral Agent from enforcing its security interest in the ABL Priority Collateral or from finishing any work-in-process or assembling the ABL Priority Collateral, and (iii) permit the ABL Collateral Agent, its employees, agents, advisers and representatives, at the sole cost and expense of the Issuer and the Guarantors (or, failing payment thereof by the Issuer and the Guarantors, of the ABL Collateral Agent and the holders of ABL Obligations), to enter upon and use the Notes Priority Collateral (including (x) equipment, processors, computers and other machinery related to the storage or processing of records, documents or files and (y) intellectual property), for a period not to exceed 180 days after the taking of such enforcement action, for purposes of (A) inspecting, removing or enforcing the ABL Collateral Agent's rights in the ABL Priority Collateral, (B) assembling and storing the ABL Priority Collateral and completing the processing of and turning into finished goods of any ABL Priority Collateral consisting of work-in-process or raw materials, (C) selling any or all of the ABL Priority Collateral located on such Notes Priority Collateral, whether in bulk, in lots or to customers in the ordinary course of business or otherwise, (D) removing any or all of the ABL Priority Collateral located on such Notes Priority Collateral, (E) using any of the Collateral under the control or possession of the Collateral Trustee or the Subordinated Collateral Trustee consisting of computers or other data processing equipment related to the storage or processing of records, documents or files pertaining to the ABL Priority Collateral and using any Collateral under such control or possession consisting of other equipment to handle or dispose of any ABL Priority Collateral or (F) taking reasonable actions to protect, secure, and otherwise enforce the rights of the ABL Collateral Agent and the holders of ABL Obligations in and to the ABL Priority Collateral; provided, however, that nothing contained in the General Intercreditor Agreement will restrict the rights of the Collateral Trustee or the Subordinated Collateral Trustee, as applicable, from selling, assigning or otherwise transferring any Notes Priority Collateral prior to the expiration of such 180-day period if the purchaser, assignee or transferee thereof agrees to be bound by the applicable provisions of the General Intercreditor Agreement. If any stay or other order prohibiting the exercise of remedies with respect to the ABL Priority Collateral has been entered by a court of competent jurisdiction or is in effect due to an Insolvency or Liquidation Proceeding, such 180-day period shall be tolled during the pendency of any such stay or other order. If the ABL Collateral Agent conducts a public auction or private sale of the ABL Priority Collateral at any of the real property included within the Notes Priority Collateral, the ABL Collateral Agent shall provide the Collateral Trustee and the Subordinated Collateral Trustee, as applicable, with reasonable notice and use reasonable efforts to hold such auction or sale in a manner which would not unduly disrupt the Collateral Trustee's or the Subordinated Collateral Trustee's, as applicable, use of such real property.

        The General Intercreditor Agreement also provides that each of the Collateral Trustee, for itself and on behalf of the Trustee and the holders of Notes Priority Obligations (and each holder of notes will agree by its acceptance of the notes), and the Subordinated Collateral Trustee, for itself and on behalf of the Subordinated Trustee and the holders of Subordinated Lien Obligations, if any, irrevocably grants the ABL Collateral Agent a non-exclusive worldwide license to or right to use, to the extent permitted by law and any applicable contractual obligations binding on the Notes Priority Collateral, and solely to the extent the Collateral Trustee or the Subordinated Collateral Trustee has an ownership interest therein or other assignable right of use thereto, exercisable without payment of royalty or other compensation, any of the intellectual property now or hereafter owned by, licensed to, or otherwise used by the Issuer or its Subsidiaries in order for the ABL Collateral Agent and the holders of ABL Obligations to purchase, use, market, repossess, possess, store, assemble, manufacture, process, sell, transfer, distribute or otherwise dispose of any inventory included in the ABL Priority Collateral in connection with the liquidation, disposition, foreclosure or realization upon the inventory included in the ABL Priority Collateral in accordance with the terms of the ABL Documents. The Collateral Trustee and the Subordinated Collateral Trustee will agree that any of the intellectual property constituting Notes Priority Collateral that is sold, transferred or otherwise disposed of (whether pursuant to enforcement action or otherwise) will be subject to rights of the ABL Collateral Agent as described above.

        During the period of actual occupation, use or control by the ABL Collateral Agent or the holders of ABL Obligations or their agents or representatives of any Notes Priority Collateral, the ABL Collateral Agent and the holders of ABL Obligations will (i) be responsible for the ordinary course third-party expenses related thereto, including costs with respect to heat, light, electricity, water and real property taxes with respect to that portion of any premises so used or occupied, in each case to the extent not paid for by the Issuer or any of its Subsidiaries, and (ii) be obligated to repair at their expense any physical damage to such Notes Priority Collateral or other assets or property resulting from such occupancy, use or control, and to leave such Notes Priority Collateral or other assets or property in substantially the same condition as it was at the commencement of such occupancy, use or control, ordinary wear and tear excepted, in each case to the extent not paid for by the Issuer or any of its Subsidiaries. The ABL Collateral Agent and the holders of ABL Obligations shall agree to pay, indemnify and hold the Collateral Trustee and the Subordinated Collateral Trustee and the holders of Notes Priority Obligations and the holders of Subordinated Lien Obligations, if any, harmless from and against any third-party liability resulting from the gross negligence or willful misconduct of the ABL Collateral Agent, the holders of ABL Obligations or any of their agents, representatives or invitees (as determined by a court of competent jurisdiction in a final and non-appealable decision) in its or their operation of such facilities, in each case to the extent not paid for by the Issuer or any of its Subsidiaries. Notwithstanding the foregoing, in no event shall the ABL Collateral Agent or the holders of ABL Obligations have any liability to the holders of Notes Priority Obligations or the holders of Subordinated Lien Obligations, if any, pursuant to the General Intercreditor Agreement as a result of any condition (including any environmental condition, claim or liability) on or with respect to the Notes Priority Collateral existing prior to the date of the exercise by the ABL Collateral Agent or the holders of ABL Obligations of their rights under the General Intercreditor Agreement and the ABL Collateral Agent and the holders of ABL Obligations will not have any duty or liability to maintain the Notes Priority Collateral in a condition or manner better than that in which it was maintained prior to the use thereof by them, or for any damage to or diminution in the value of the Notes Priority Collateral that results solely from removal of any ABL Priority Collateral from the premises or the ordinary wear and tear resulting from the use of the Notes Priority Collateral by such persons in the manner and for the time periods specified under the General Intercreditor Agreement.

Agreements with Respect to Bankruptcy or Insolvency Proceedings

        If the Issuer or any of the Guarantors becomes subject to a case under the Bankruptcy Code and, as debtor(s)-in-possession, moves for approval of DIP Financing to be provided by one or more lenders (the "DIP Lenders") under Section 364 of the Bankruptcy Code or the use of cash collateral under Section 363 of the Bankruptcy Code, each of the Collateral Trustee, for itself and on behalf of the Trustee and the holders of Notes Priority Obligations (and each holder of notes will agree by its acceptance of the notes), and the Subordinated Collateral Trustee, for itself and on behalf of the Subordinated Trustee and the holders of Subordinated Lien Obligations, if any, will agree in the General Intercreditor Agreement, that it will raise no objection to any such financing or to the Liens on the ABL Priority Collateral securing the same ("DIP Financing Liens") or to any use of cash collateral that constitutes ABL Priority Collateral, unless the ABL Collateral Agent or the holders of any ABL Obligations secured by such ABL Priority Collateral oppose or object to such DIP Financing or such DIP Financing Liens or use of such cash collateral (and, to the extent that such DIP Financing Liens are senior to, or rank pari passu with, the Liens of such ABL Obligations in such ABL Priority Collateral, then each of the Collateral Trustee, for itself and on behalf of the Trustee and the holders of Notes Priority Obligations (and each holder of notes will agree by its acceptance of the notes), and the Subordinated Collateral Trustee, for itself and on behalf of the Subordinated Trustee and the holders of Subordinated Lien Obligations, if any, subordinate the Liens of the holders of Notes Priority Obligations and the holders of Subordinated Lien Obligations, if any, in such ABL Priority Collateral to the liens of the ABL Obligations in such ABL Priority Collateral and the DIP Financing Liens), so long as the holders of Notes Priority Obligations and the holders of Subordinated Lien Obligations, if any, retain Liens on all the Notes Priority Collateral to the extent permitted by applicable law, including proceeds thereof arising after the commencement of such proceeding, with the same priority relative to the Lien securing the ABL Obligations as existed prior to the commencement of the case under the Bankruptcy Code. The ABL Collateral Agent and the Subordinated Collateral Trustee, and the holders of ABL Obligations and the holders of Subordinated Lien Obligations, if any, will agree to similar provisions with respect to any DIP Financing on the Notes Priority Collateral; provided, that no Liens on any category of assets constituting ABL Priority Collateral arising post-petition are subject to a Lien as part of such DIP Financing on the Notes Priority Collateral.

        Subject to limited exceptions, the Collateral Trustee and the Subordinated Collateral Trustee agreed in the General Intercreditor Agreement (and each holder of notes will agree by its acceptance of the notes) that each will not object to or oppose a sale or other disposition of any ABL Priority Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the ABL Collateral Agent and the holders of ABL Obligations shall have consented to such sale or disposition of such ABL Priority Collateral. The ABL Collateral Agent and the Subordinated Collateral Trustee, and the holders of ABL Obligations and the holders of Subordinated Lien Obligations, if any, will agree to similar limitations with respect to their right to object to such a sale of Notes Priority Collateral.

        The General Intercreditor Agreement provides that each of the Collateral Trustee, for itself and on behalf of the Trustee and the holders of Notes Priority Obligations (and each holder of notes will agree by its acceptance of the notes), and the Subordinated Collateral Trustee, for itself and on behalf of the Subordinated Trustee and the holders of Subordinated Lien Obligations, if any, may seek adequate protection of its interest in the ABL Priority Collateral in the form of replacement Liens on post-petition collateral of the same type so long as the holders of the ABL Obligations have been granted such replacement Liens on such ABL Priority Collateral, and agrees that it shall not contest or support any other Person contesting any request for such Liens. Each of the Collateral Trustee, for itself and on behalf of the Trustee and the holders of Notes Priority Obligations (and each holder of notes will agree by its acceptance of the notes), and the Subordinated Collateral Trustee, for itself and on behalf of the Subordinated Trustee and the holders of Subordinated Lien Obligations, if any, may seek adequate protection of its junior Liens in ABL Priority Collateral, subject to the provisions of the General Intercreditor Agreement; provided, that if (A) the ABL Collateral Agent is granted adequate protection in the form of a replacement Lien on post-petition collateral of the same type as the ABL Priority Collateral, and (B) such adequate protection requested by the Collateral Trustee or the Subordinated Collateral Trustee, as applicable, is in the form of a replacement Lien on such post-petition collateral of the same type as the ABL Priority Collateral, such Lien, if granted, will be subordinated to the adequate protection Liens granted in favor of the ABL Collateral Agent on such post-petition collateral, and, if applicable, the Liens securing any DIP Financing (and all obligations relating thereto) secured by such ABL Priority Collateral and provided by the ABL Collateral Agent or one or more lenders under the ABL Credit Facility on the same basis as the Liens of the Collateral Trustee or the Subordinated Collateral Trustee, as applicable, on such ABL Priority Collateral are subordinated to the Liens of the ABL Collateral Agent on such ABL Priority Collateral under the General Intercreditor Agreement. In the event that the Collateral Trustee, for itself and on behalf of the holders of Notes Priority Obligations (and each holder of notes will agree by its acceptance of the notes), and the Subordinated Collateral Trustee, for itself and on behalf of the Subordinated Trustee and the holders of Subordinated Lien Obligations, if any, as applicable, seeks or requests (or is otherwise granted) adequate protection of its Liens on the ABL Priority Collateral in the form of a replacement Lien on post-petition assets of the same type as such ABL Priority Collateral, then the Collateral Trustee, for itself and on behalf of the holders of Notes Priority Obligations (and each holder of notes will agree by its acceptance of the notes), and the Subordinated Collateral Trustee, for itself and on behalf of the Subordinated Trustee and the holders of Subordinated Lien Obligations, if any, as applicable, agrees that the ABL Collateral Agent shall also be granted a replacement Liens on such post-petition assets as adequate protection of its Liens on the ABL Priority Collateral and that the Collateral Trustee's or the Subordinated Collateral Trustee's replacement Liens shall be subordinated to the replacement Liens of the ABL Collateral Agent. The ABL Collateral Agent and the Subordinated Collateral Trustee, and the holders of ABL Obligations and the holders of Subordinated Lien Obligations, if any, will agree to similar provisions with respect to any adequate protection in respect of the Notes Priority Collateral.

        Each of the Collateral Trustee, for itself and on behalf of the Trustee and the holders of Notes Priority Obligations (and each holder of notes will agree by its acceptance of the notes), and the Subordinated Collateral Trustee, for itself and on behalf of the Subordinated Trustee and the holders of the Subordinated Lien Obligations, if any, agrees that it shall not (i) seek relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of any ABL Priority Collateral without the prior written consent of the ABL Collateral Agent, or (ii) oppose any request by the ABL Collateral Agent or any holder of ABL Obligations to seek relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the ABL Priority Collateral. The ABL Collateral Agent and the Subordinated Collateral Trustee, and the holders of ABL Obligations and the holders of Subordinated Lien Obligations, if any, will agree to similar provisions in respect of the Notes Priority Collateral.

Insurance

        Unless and until written notice by the ABL Collateral Agent to the Collateral Trustee and the Subordinated Collateral Trustee that the ABL Obligations have been paid and discharged in full in cash and all commitments to extend credit under the ABL Credit Facility shall have been terminated, as between the ABL Collateral Agent, on the one hand, and the Collateral Trustee and the Subordinated

Collateral Trustee, on the other hand, only the ABL Collateral Agent will have the right (subject to the rights of the grantors under the security documents related to the ABL Obligations, the security documents related to the Notes Priority Obligations and the security documents related to the Subordinated Lien Obligations, if any) to adjust or settle any insurance policy or claim covering or constituting ABL Priority Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the ABL Priority Collateral. Unless and until written notice by the Collateral Trustee to the ABL Collateral Agent and the Subordinated Collateral Trustee, if any, that the Notes Priority Obligations have been paid and discharged in full in cash, as between the ABL Collateral Agent and the Subordinated Collateral Trustee, if any, on the one hand, and the Collateral Trustee, on the other hand, only the Collateral Trustee will have the right (subject to the rights of the grantors under the applicable security documents) to adjust or settle any insurance policy covering or constituting Notes Priority Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding solely affecting the Notes Priority Collateral. To the extent that an insured loss covers or constitutes both ABL Priority Collateral and Notes Priority Collateral, then the ABL Collateral Agent and the Collateral Trustee will work jointly and in good faith to collect, adjust or settle (subject to the rights of the grantors under the applicable security documents) under the relevant insurance policy.

Refinancings of the ABL Obligations, the Notes Priority Obligations and the Subordinated Lien Obligations, if Any

        The ABL Obligations, the Notes Priority Obligations and the Subordinated Lien Obligations, if any, may be increased, refinanced or replaced, in whole or in part, in each case, without notice to, or the consent (except to the extent a consent is otherwise required to permit the refinancing transaction under the applicable ABL Document, Notes Priority Document or Subordinated Lien Document) of the ABL Collateral Agent or any holder of ABL Obligations, the Collateral Trustee or any holder of Notes Priority Obligations, or the Subordinated Collateral Trustee or any holder of Subordinated Lien Obligations, if any, all without affecting the Lien priorities provided for in the General Intercreditor Agreement; provided, however, that the holders of any such refinancing, replacement or additional indebtedness (or an authorized agent or trustee on their behalf) bind themselves in writing to the terms of the General Intercreditor Agreement pursuant to such documents or agreements (including amendments or supplements to the General Intercreditor Agreement) as the ABL Collateral Agent, the Collateral Trustee or the Subordinated Collateral Trustee, as the case may be, shall reasonably request and in form and substance reasonably acceptable to the ABL Collateral Agent, Collateral Trustee or the Subordinated Collateral Trustee, as the case may be (and provided further, however, that such amendments, supplements, modifications and waivers are not adverse to the ABL Collateral Agent, the Trustee, the Collateral Trustee, the Subordinated Trustee or the Subordinated Collateral Trustee).

        In connection with any increase, refinancing or replacement contemplated by the foregoing paragraph, the General Intercreditor Agreement may be amended at the request and sole expense of the Issuer, and without the consent of either the ABL Collateral Agent, the Collateral Trustee or the Subordinated Collateral Trustee, (a) to add parties (or any authorized agent or trustee therefor) providing any such refinancing or replacement indebtedness, (b) to establish that Liens on any Notes Priority Collateral securing such refinancing or replacement indebtedness shall have the same priority as the Liens on any Notes Priority Collateral securing the indebtedness being refinanced or replaced and (c) to establish that the Liens on any ABL Priority Collateral securing such refinancing or replacement indebtedness shall have the same priority as the Liens on any ABL Priority Collateral securing the indebtedness being refinanced or replaced, all on the terms provided for herein immediately prior to such refinancing or replacement.

Use of Proceeds of ABL Priority Collateral

        After the satisfaction in full in cash of all obligations under any ABL Obligations and the termination of all commitments to extend credit that would constitute ABL Obligations, the Collateral Trustee and the Subordinated Collateral Trustee, as applicable, in accordance with and pursuant to the terms of the General Intercreditor Agreement, will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration, including any amounts owed to the Collateral Trustee) of the ABL Priority Collateral received by it under the applicable security documents, for the ratable benefit of the holders of Notes Priority Obligations and the holders of Subordinated Lien Obligations, if any, as applicable.

        Subject to the terms of the applicable security documents, the Issuer and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes Priority Obligations and the Subordinated Lien Obligations, if any (other than any cash, securities, obligations and cash equivalents constituting part of the Collateral and deposited with the Collateral Trustee, the Subordinated Collateral Trustee or the ABL Collateral Agent in accordance with the provisions of the applicable security documents and other than as set forth in the applicable security documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

Release of ABL Collateral

        The General Intercreditor Agreement provides that, if in connection with any sale, lease, exchange, transfer or other disposition of any ABL Priority Collateral permitted under the terms of the ABL Documents and not expressly prohibited under the terms of the Notes Priority Documents or the Subordinated Lien Documents, if any (other than in connection with the exercise of the ABL Collateral Agent's remedies in respect of the ABL Priority Collateral), the ABL Collateral Agent, for itself or on behalf of any holder of ABL Obligations, releases any of its Liens on any part of the ABL Priority Collateral, or releases any Guarantor from its obligations under its guaranty (in each case other than in connection with the discharge of all ABL Obligations and after the occurrence and during the continuance of any "event of default" under a Notes Priority Document or Subordinated Lien Document, if any) then the Liens, if any, of each of the Collateral Trustee, for itself and on behalf of the Trustee and the holders of Notes Priority Obligations (and each holder of notes will agree by its acceptance of the notes), and the Subordinated Collateral Trustee, for itself and on behalf of the Subordinated Trustee and the holders of Subordinated Lien Obligations, if any, on such ABL Priority Collateral, and the obligations of such Guarantor under its guaranty of the ABL Obligations, shall be automatically, unconditionally and simultaneously released. The junior-priority Liens on the ABL Priority Collateral securing the Notes Priority Obligations and the Subordinated Lien Obligations, if any, respectively, shall also terminate and be released automatically to the extent the first-priority liens on the ABL Priority Collateral are released by the ABL Collateral Agent in connection with a sale, transfer or disposition of ABL Priority Collateral that occurs in connection with the foreclosure of, or other exercise of remedies with respect to, such ABL Priority Collateral by the ABL Collateral Agent (except with respect to any proceeds of such sale, transfer or disposition that remain after satisfaction in full of the ABL Obligations).

Amendments

        The Collateral Trustee and the Subordinated Collateral Trustee shall each have the right to agree to amend, supplement or otherwise modify the Intercreditor Agreements and any other security document to the extent that such amendment, supplement or other modification is not materially adverse to the interests of the holders of ABL Obligations, the holders of Notes Priority Obligations or the holders of Subordinated Lien Obligations, as applicable. Furthermore, the documents governing the ABL Obligations, the Notes Priority Obligations and the Subordinated Lien Obligations, if any, may be amended, supplemented or modified, and any provision thereof may be waived, in each case, in accordance with the terms of such documents and without notice to, or the consent of the ABL Collateral Agent or any holder of ABL Obligations, the Collateral Trustee or any holder of Notes Priority Obligations, or the Subordinated Collateral Trustee or any holder of Subordinated Lien Obligations, if any (in each case, except to the extent any such persons are party to the documents being so amended, supplemented, modified or waived), without affecting the Lien priorities provided for in the General Intercreditor Agreement.

Miscellaneous

        In the event of any inconsistency between the terms of the Collateral Trust and Notes Priority Intercreditor Agreement, on the one hand, and the General Intercreditor Agreement, on the other hand, the terms of the General Intercreditor Agreement shall control.

Subordinated Lien Debt

        The indenture will permit the Issuer and the Guarantors to incur Subordinated Lien Debt in the future. Subordinated Lien Debt will be permitted to be secured by the Collateral only if such Subordinated Lien Debt and the related junior-priority Liens are permitted to be incurred under the covenants described below under the captions "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Certain Covenants—Liens." The Liens on the Collateral securing the Subordinated Lien Obligations will be junior to the Liens on the Collateral held by the Collateral Trustee securing the Notes Priority Obligations. All such Liens will be subject to Permitted Liens.

Notes Priority Debt

        The notes and all other Indebtedness permitted to be secured in accordance with the definition of Notes Priority Debt will be considered to be Notes Priority Debt for purposes of the Collateral Trust and Notes Priority Intercreditor Agreement referred to below. The provisions of the Collateral Trust and Notes Priority Intercreditor Agreement do not limit the amount of Notes Priority Debt that can be incurred and secured.

Collateral Trust and Notes Priority Intercreditor Agreement

        The statements under this section are summaries of the material terms and provisions of the Collateral Trust and Notes Priority Intercreditor Agreement. They do not purport to be complete and are qualified in their entirety by reference to all the provisions in the Collateral Trust and Notes Priority Intercreditor Agreement.

        Upon the incurrence of additional Notes Priority Debt in accordance with the terms of the indenture and the security documents, the Issuer, the Guarantors, the Trustee and the Collateral Trustee will enter into the Collateral Trust and Notes Priority Intercreditor Agreement to establish the terms of the relationship among each Series of Notes Priority Debt and between the holders of Notes Priority Obligations. Although the holders of the notes will not be party to the Collateral Trust and Notes Priority Intercreditor Agreement, by their acceptance of the notes they will agree to be bound thereby and the holders of the notes and other Notes Priority Obligations also specifically authorize the Collateral Trustee to enter into the Collateral Trust and Notes Priority Intercreditor Agreement on their behalf and to take all actions provided for under the terms of the Collateral Trust and Notes Priority Intercreditor Agreement and the holders of notes and other Notes Priority Obligations will be bound by such actions.

Voting

        In connection with any matter under the Collateral Trust and Notes Priority Intercreditor Agreement requiring a vote of holders of Notes Priority Debt, each applicable Series of Notes Priority Debt eligible to vote will cast its votes in accordance with the Notes Priority Documents governing such Series of Notes Priority Debt. The amount of Notes Priority Debt to be voted by a Series of Notes Priority Debt will equal (1) the aggregate outstanding principal amount of Notes Priority Debt held by such Series of Notes Priority Debt (including outstanding letters of credit (unless fully cash collateralized in accordance with the terms of the relevant Notes Priority Documents, fully supported by a letter of credit satisfactory to the issuer of the letter of credit supported thereby or otherwise supported in a manner satisfactory to the respective issuers thereof) whether or not then available or drawn, but excluding obligations under the Hedge Agreements), plus (2) the Hedge Agreement Outstanding Amount, plus (3) other than in connection with an exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Notes Priority Debt. Following and in accordance with the outcome of the applicable vote under its Notes Priority Documents, the Notes Priority Representative of each applicable Series of Notes Priority Debt will cast all of its votes as a block in respect of any vote under the Collateral Trust and Notes Priority Intercreditor Agreement. In making all determinations of votes under the Collateral Trust and Notes Priority Intercreditor Agreement, the Collateral Trustee will be entitled to rely upon the votes, and relative outstanding amounts, as determined and reported to it by the Directing Notes Priority Representative, and will have no duty to independently ascertain such votes or amounts.

Enforcement of Liens

        The Collateral Trust and Notes Priority Intercreditor Agreement provides that, if the Collateral Trustee at any time receives written notice from the Directing Notes Priority Representative that any Triggering Event has occurred entitling the Collateral Trustee to foreclose upon, collect or otherwise enforce its Liens on the Collateral, the Collateral Trustee will promptly deliver written notice thereof to each Notes Priority Representative, unless such notice is not required by the governing indenture. Thereafter, the Collateral Trustee may await written direction by an Act of Required Notes Priority Debtholders and will act, or decline to act, as directed by an Act of Required Notes Priority Debtholders, in the exercise and enforcement of the Collateral Trustee's interests, rights, powers and remedies in respect of the Collateral or under the Notes Priority Documents or applicable law and, following the initiation of such exercise of remedies, the Collateral Trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Required Notes Priority Debtholders. Subsequent to the Collateral Trustee delivering written notice to each Notes Priority Representative that any Triggering Event has occurred entitling the Collateral Trustee to foreclose upon, collect or otherwise enforce its Liens on the Collateral, then, unless it has been directed to the contrary by an Act of Required Notes Priority Debtholders, the Collateral Trustee in any event may at the direction of the Directing Notes Priority Representative (but will not be obligated to) take all lawful and commercially reasonable actions permitted under the Notes Priority Documents to protect or preserve its interest in the Collateral subject thereto and the interests, rights, powers and remedies granted or available to it under, pursuant to or in connection with the Notes Priority Documents.

        Without limiting the rights of the Required Notes Priority Debtholders to act as provided above, at any time while a payment default has occurred and is continuing with respect to any Series of Notes Priority Debt following the final maturity thereof or the acceleration by the holders of such Series of Notes Priority Debt of the maturity of all then outstanding Notes Priority Obligations in respect thereof, and in either case after the passage of a period of 180 days (the "Non-controlling Notes Priority Secured Parties' Standstill Period") from the date of delivery of a notice of the same in writing (and requesting that enforcement action be taken with respect to the Collateral) to the Collateral Trustee and each other Notes Priority Representative and so long as the payment default has not been cured or waived (or the acceleration rescinded), the Majority Holders in respect of such Series of Notes Priority Debt may exercise their rights and remedies in respect of Collateral under the Notes Priority Documents; provided further, however, that, notwithstanding the foregoing, in no event shall any holder of such Series of Notes Priority Debt exercise or continue to exercise (or be permitted to direct the Collateral Trustee to exercise or continue to exercise) any such rights or remedies if, notwithstanding the expiration of the Non-controlling Notes Priority Secured Parties' Standstill Period, (i) the Collateral Trustee at the direction of the Directing Notes Priority Representative (whether or not directed by an Act of Required Notes Priority Debtholders) or the Required Notes Priority Debtholders have commenced and are diligently pursuing the exercise of rights and remedies with respect to any of the Collateral (prompt notice of such exercise to be given to the Notes Priority Representative of the holders of the relevant Series of Notes Priority Debt) or (ii) an Insolvency or Liquidation Proceeding in respect of the respective Grantor has been commenced and is continuing.

Release and Subordination of Liens on Collateral

        The Collateral Trust and Notes Priority Intercreditor Agreement provides that the Collateral Trustee will not release or subordinate any Lien of the Collateral Trustee or consent to the release or subordination of any Lien of the Collateral Trustee, except as provided in the following paragraph or:

          (1)   as directed by an Act of Required Notes Priority Debtholders accompanied by an officers' certificate to the effect that the release or subordination was permitted by each applicable Notes Priority Document;

          (2)   as ordered pursuant to applicable law under a final and nonappealable order or judgment of a court of competent jurisdiction; or

          (3)   in connection with any foreclosure or exercise of rights and remedies pursuant to the Collateral Trust and Notes Priority Intercreditor Agreement.

        The Collateral Trust and Notes Priority Intercreditor Agreement further provides that the Collateral Trustee's Liens on the Collateral will be released and terminate:

          (1)   in whole, upon the Discharge of Notes Priority Obligations;

          (2)   upon the written request of the Issuer and the applicable Grantor to the Collateral Trustee, as to any Collateral of a Grantor (other than the Issuer) that (x) is released as a guarantor under each Notes Priority Document and (y) is not obligated (as primary obligor or guarantor) with respect to any other Notes Priority Obligations at such time and so long as the respective release does not violate the terms of any Notes Priority Document which then remains in effect;

          (3)   as to any Collateral that is released, sold, transferred or otherwise disposed of by the Issuer or any other Grantor to a Person that is not (either before or after such release, sale, transfer or disposition) the Issuer or a Subsidiary thereof in a transaction or other circumstance that complies with the terms of the indenture (for so long as the indenture is in effect) and is not prohibited by any of the other Notes Priority Documents, at the time of such release, sale, transfer or other disposition and to the extent of the interest released, sold, transferred or otherwise disposed of;

          (4)   as to a release of less than all or substantially all of the Collateral (other than pursuant to clause (1), (2) or (3) above) at any time prior to the Discharge of Notes Priority Obligations if written consent to the release of all first-priority Liens on such Collateral has been given by an Act of Required Notes Priority Debtholders; and

          (5)   as to a release of all or substantially all of the Collateral, if (A) consent to release of that Collateral has been given by the requisite percentage or number of holders of each Series of Notes Priority Debt at the time outstanding as provided for in the applicable Notes Priority Documents and (B) the Issuer has delivered an officer's certificate and an opinion of counsel to the Collateral Trustee certifying that any such necessary consents have been obtained.

        The indenture provides that the Liens on the Collateral shall be automatically released in connection with the foregoing events and, in addition, in connection with any of the following: (i) upon a Legal Defeasance or Covenant Defeasance of the notes as described under the caption "—Legal Defeasance and Covenant Defeasance"; and (ii) upon the designation of a Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the provisions described under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," with regard to Collateral owned by that Subsidiary and (iii) upon a satisfaction and discharge of the indenture.

        At any time that any Grantor desires that the Collateral Trustee take any action to acknowledge or give effect to any release of Collateral pursuant to the provisions described in the foregoing paragraph, the Issuer and the applicable Grantor shall deliver to the Collateral Trustee a certificate signed by an officer of the Issuer and such Grantor stating that the release of the applicable Collateral is permitted pursuant to the provisions described in the foregoing paragraph, as the case may be. In determining whether any release of Collateral is permitted, the Collateral Trustee is entitled to conclusively rely on any officer's certificate furnished by it pursuant to the immediately preceding sentence. All actions taken pursuant to the provisions described in the foregoing paragraph will be at the sole cost and expense of the Issuer and the applicable Grantor.

Amendment of Collateral Trust and Notes Priority Intercreditor Agreement and Security Documents

        The Collateral Trust and Notes Priority Intercreditor Agreement provides that no amendment or supplement to the provisions of any security document will be effective without the approval of the Collateral Trustee acting as directed by an Act of Required Notes Priority Debtholders except that:

          (1)   any amendment or supplement that has the effect solely of adding or maintaining Collateral, securing additional Notes Priority Debt that was otherwise permitted by the terms of the Notes Priority Documents to be secured by the Collateral or preserving, perfecting or establishing the Liens thereon or the rights of the Collateral Trustee therein will become effective when executed and delivered by the Issuer or any other applicable Grantor party thereto and the Collateral Trustee;

          (2)   no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Notes Priority Obligations:

            (i)    to vote its Notes Priority Debt as to any matter described as subject to an Act of Required Notes Priority Debtholders or a vote of the Required Notes Priority Debtholders (or amends the provisions of this clause (2) or the definition of "Act of Required Notes Priority Debtholders"),

            (ii)   to share in the order of application described under the caption "—Application of Proceeds" in the proceeds of enforcement of or realization on any Collateral, or

            (iii)  to require that Liens securing Notes Priority Obligations of such holder be released only as set forth in the provisions described under the caption "—Release and Subordination of Liens on Collateral,"

will become effective without the consent of the requisite percentage or number of holders of each Series of Notes Priority Debt so affected under the applicable Notes Priority Documents; and

          (3)   no amendment or supplement that imposes any obligation upon the Collateral Trustee or any Notes Priority Representative or adversely affects the rights of the Collateral Trustee or any Notes Priority Representative, respectively, in its capacity as such will become effective without the consent of the Collateral Trustee or such Notes Priority Representative, respectively.

        Notwithstanding anything to the contrary under the caption "—Amendment of Collateral Trust and Notes Priority Intercreditor Agreement and Security Documents," but subject to clauses (2) and (3) above any mortgage or other security document that secures Notes Priority Obligations may be amended or supplemented with the approval of the Collateral Trustee acting as directed in writing by the Required Notes Priority Debtholders.

Application of Proceeds

        The Collateral Trust and Notes Priority Intercreditor Agreement provides that the Collateral Trustee will apply the proceeds of any collection, sale, foreclosure or other realization upon any Collateral and the proceeds of any casualty, condemnation or any title insurance policy required under any Notes Priority Document in the following order:

          FIRST, to the payment of all reasonable and documented fees, costs and expenses incurred by the Trustee and the Collateral Trustee in connection with such sale, collection or realization or otherwise in connection with the Collateral Trust and Notes Priority Intercreditor Agreement or any of the Notes Priority Obligations, including all court costs and the reasonable fees and expenses of its agents and legal counsel, the repayment of all advances made by the Trustee and the Collateral Trustee under the Collateral Trust and Notes Priority Intercreditor Agreement on behalf of any Grantor and any other reasonable and documented costs or expenses incurred in connection with the exercise of any right or remedy thereunder by the Trustee and the Collateral Trustee;

          SECOND, to each the Notes Priority Representative for each Series of Notes Priority Debt for application to the payment of all outstanding Notes Priority Debt and any other Notes Priority Obligations that are then due and payable in such order as may be provided in the applicable Notes Priority Documents in an amount sufficient to pay in full and discharge all outstanding Notes Priority Obligations that are then due and payable; and

          THIRD, any surplus then remaining will be paid to the Grantors or their successors or assigns or to whomsoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

        For purposes of the immediately preceding paragraphs, "proceeds" of Collateral will include any and all cash, securities and other property realized from collection, foreclosure or enforcement of the Collateral Trustee's Liens upon the Collateral (including distributions of Collateral in satisfaction of any Notes Priority Obligations).

        In connection with the application of proceeds set forth in the preceding paragraphs under the caption "—Application of Proceeds," except as otherwise directed by an Act of Required Notes Priority Debtholders, the Collateral Trustee may sell any non-cash proceeds for cash prior to the application of the proceeds thereof.

Mandatory Redemption

        The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Optional Redemption

        At any time prior to April 1, 2013, but not more than once in any twelve-month period, the Issuer may redeem, in the aggregate, the greater of (i) $37.5 million and (ii) up to 10% of the aggregate principal amount of notes issued under the indenture (together with any additional notes) at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date.

        At any time prior to April 1, 2013, the Issuer may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of notes issued under the indenture (together with any additional notes) at a redemption price of 109.500% of the principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date, with all or a portion of the net cash proceeds of one or more Qualified Equity Offerings; provided that:

          (1)   at least 55% of the aggregate principal amount of notes issued under the indenture (including any additional notes) remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Issuer and its Subsidiaries); and

          (2)   the redemption must occur within 90 days of the date of the closing of such Qualified Equity Offering.

        At any time prior to April 1, 2013, the Issuer may, on any one or more occasions, redeem all or a part of the notes, upon not less than 15 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium, and accrued and unpaid interest to, the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

        Except pursuant to the three preceding paragraphs, the notes will not be redeemable at the Issuer's option prior to April 1, 2013.

        On or after April 1, 2013, the Issuer may redeem all or a part of the notes upon not less than 15 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period beginning on April 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2013	107.125%
2014	104.750%
2015 and thereafter	100.000%

        If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under "Book Entry; Delivery and Form," based on a method that most nearly approximates a pro rata selection as the Trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

        No notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be sent electronically or mailed by first class mail or as otherwise provided in accordance with the procedures of DTC at least 15 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may be given prior to the completion thereof, and any redemption or notice may, at the Issuer's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the Qualified Equity Offering.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Issuer defaults in the payment of the redemption price, interest ceases to accrue on notes or portions of them called for redemption.

        The Issuer or its Affiliates may acquire notes by means other than a redemption from time to time, including through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise so long as the acquisition does not otherwise violate the terms of the indenture, upon such terms and at such prices as the Issuer or its Affiliates may determine, which may be more or less than the consideration for which the notes offered hereby are being sold and could be for cash or other consideration.

Repurchase at the Option of Holders

Change of Control

        If a Change of Control occurs, each holder of notes will have the right to require the Issuer to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Issuer will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest thereon to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control (or prior to the Change of Control if a definitive agreement is in place for the Change of Control), the Issuer will send a notice to each holder electronically or by first class mail at its registered address or otherwise in accordance with the procedures of DTC, describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date (as defined in the indenture) specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

        On the Change of Control Payment Date, the Issuer will, to the extent lawful:

          (1)   accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

          (2)   deposit with the paying agent an amount equal to the Change of Control Payment (as defined in the indenture) in respect of all notes or portions thereof properly tendered; and

          (3)   deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers' Certificate of the Issuer stating the aggregate principal amount of notes or portions thereof being purchased by the Issuer.

        The paying agent will promptly mail or wire transfer to each holder of notes properly tendered and so accepted the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date.

        The provisions described above that require the Issuer to make a Change of Control Offer in connection with a Change of Control will be applicable regardless of whether any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Issuer repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Issuer and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Issuer and the initial purchasers.

        The Issuer will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes properly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption has been given for all of the notes pursuant to the indenture as described above under the caption "—Optional Redemption," unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, subject to one or more conditions precedent, including but not limited to the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

        The ABL Credit Facility provides that certain change of control events will constitute a default under the ABL Credit Facility. Credit agreements that the Issuer enters into in the future may contain similar provisions. Such defaults could result in amounts outstanding under the ABL Credit Facility and such other agreements being declared immediately due and payable or lending commitments being terminated. In addition, the ABL Credit Facility does not permit the Issuer to repurchase the notes in connection with a Change of Control or otherwise. Accordingly, if a Change of Control occurs, the Issuer could not make the offer required by the indenture without amending or refinancing the ABL Credit Facility or any future credit facility. We cannot assure you that the Issuer will be able to amend or refinance the ABL Credit Facility or any future credit facility on acceptable terms, or at all. Additionally, the Issuer's ability to pay cash to holders of notes following the occurrence of a Change of Control may be limited by its then existing financial resources; sufficient funds may not be available to the Issuer when necessary to make any required repurchases of notes. See "Risk Factors—Risks Related to the Exchange Notes and Our Indebtedness—We may not have the ability to raise the funds necessary to finance the change of control offer or the asset sale offer required by the indenture governing the exchange notes."

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Issuer and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuer to repurchase such notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

        A Change of Control would be triggered at such time as a majority of the members of the Board of Directors of the Issuer or Parent are not Continuing Directors (defined as directors serving on the date of the indenture, or directors who were nominated for election by directors or elected to the Board of Directors with the approval of a majority of the directors who were serving at the time of such nomination or election, as the case may be). You should note, however, that recent case law suggests that, in the event that incumbent directors are replaced as a result of a contested election, the Issuer may nevertheless avoid triggering a Change of Control under a clause similar to the provision described in the prior sentence if the outgoing directors were to approve the new directors for the purpose of such Change of Control clause.

Asset Sales

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   other than in the case of an Event of Loss, the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

          (2)   with respect to Asset Sales involving aggregate consideration in excess of $25.0 million, such fair market value is determined in good faith by the Board of Directors of the Issuer or Parent; and

          (3)   other than in the case of an Event of Loss or a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary is in the form of cash or Cash Equivalents or a combination thereof; provided that, for purposes of this provision, each of the following shall be deemed to be cash:

            (a)   any liabilities (as shown on the Issuer's or such Restricted Subsidiary's most recent balance sheet or in the footnotes thereto, or as would be shown on such balance sheet or footnotes if such liability was incurred subsequent to the date of such balance sheet) of the Issuer or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms contractually subordinated in right of payment to the notes or any Note Guarantee, liabilities to the extent owed to the Issuer or any Restricted Subsidiary of the Issuer and liabilities incurred in contemplation of such Asset Sale) that are assumed by the transferee of any such assets or Equity Interests pursuant to an agreement that releases the Issuer or such Restricted Subsidiary, as the case may be, from further liability, or that are assumed or released as a matter of law;

            (b)   any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary, as the case may be, from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash or Cash Equivalents within 180 days (to the extent of the cash or Cash Equivalents received in that conversion); and

            (c)   any Designated Non-Cash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (c) that is at the time outstanding, not to exceed the greater of (x) $50.0 million and (y) 7.5% of the Issuer's Consolidated Total Assets at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale other than (1) a sale of Collateral or (2) a Sale of a Subsidiary Guarantor, the Issuer or such Restricted Subsidiary may apply such Net Proceeds at its option and to the extent it so elects:

          (1)   to make one or more Asset Sale Offers to all holders of notes and all Holders of other Notes Priority Debt on a pro rata basis based on the principal amount of notes and such other Notes Priority Debt outstanding;

          (2)   if such Asset Sale is by a Restricted Subsidiary that is not a Guarantor, to repay Indebtedness and other obligations of a Restricted Subsidiary that is not a Guarantor other than Indebtedness owed to the Issuer or a Guarantor;

          (3)   to repay any Indebtedness (including the notes) of the Issuer or any Subsidiary Guarantor (other than any Disqualified Stock or any Indebtedness that is contractually subordinated in right of payment to the notes), other than Indebtedness owed to Parent, the Issuer or a Restricted Subsidiary of the Issuer; provided that the Issuer shall equally and ratably redeem or repurchase the notes as described under the caption "—Optional Redemption," or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase the notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of notes that would otherwise be prepaid;

          (4)   to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Issuer;

          (5)   to make an Investment in Replacement Assets or make a capital expenditure in or that is used or useful in a Permitted Business; or

          (6)   any combination of the foregoing;

provided that the Issuer will be deemed to have complied with the provisions described in clauses (4) and (5) of this paragraph if and to the extent that, within 365 days after the Asset Sale that generated the Net Proceeds, the Issuer or such Restricted Subsidiary has entered into and not abandoned or rejected a binding agreement to acquire the assets or Capital Stock of a Permitted Business, make an Investment in Replacement Assets or make a capital expenditure in compliance with the provision described in clauses (4) and (5) of this paragraph, and that acquisition, purchase, Investment or capital expenditure is thereafter completed within 180 days after the end of such 365-day period. Pending the final application of any such Net Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale that constitutes (1) a sale of Collateral or (2) a Sale of a Subsidiary Guarantor, the Issuer (or the applicable Restricted Subsidiary, as the case may be) may apply an amount equal to such Net Proceeds:

          (1)   (a) to make one or more Asset Sale Offers to all holders of notes and all Holders of other Notes Priority Debt on a pro rata basis based on the principal amount of notes and such other Notes Priority Debt outstanding or (b) with respect to Net Proceeds derived from any ABL Priority Collateral, to repay, repurchase or redeem any ABL Obligations; provided that any such Net Proceeds shall be applied in accordance with the General Intercreditor Agreement;

          (2)   to make an Investment in other assets or property that would constitute Collateral;

          (3)   to make an Investment in Capital Stock of another Permitted Business if, after giving effect to such Investment, the Permitted Business becomes a Subsidiary Guarantor or is merged into or consolidated with the Issuer or any Subsidiary Guarantor;

          (4)   to make an Investment in Replacement Assets or to make a capital expenditure with respect to assets, in each case, that constitute Collateral;

          (5)   to repay, repurchase or redeem Notes Priority Obligations; provided that the Issuer shall equally and ratably redeem or repurchase the notes as described under the caption "—Optional Redemption" or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase the notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of notes that would otherwise be prepaid; or

          (6)   any combination of the foregoing;

provided that the Issuer will be deemed to have complied with the provision described in clauses (2), (3) and (4) of this paragraph if, and to the extent that, within 365 days after the Asset Sale that generated the Net Proceeds, the Issuer or such Restricted Subsidiary has entered into and not abandoned or rejected a binding agreement to make an Investment in assets or property that would constitute Collateral or make an Investment in Capital Stock of another Permitted Business or to make an Investment in Replacement Assets or to make a capital expenditure with respect to assets that constitute Collateral in compliance with the provisions described in clauses (2), (3) and (4) of this paragraph, and that purchase, Investment or capital expenditure is thereafter completed within 180 days after the end of such 365-day period.

        Any Net Proceeds from Asset Sales that are not applied or invested as described in the two preceding paragraphs will constitute "Excess Proceeds." Within 10 business days after the aggregate amount of Excess Proceeds exceeds $25 million, the Issuer will make an Asset Sale Offer to all holders of notes and all holders of other Notes Priority Debt containing provisions similar to those set forth in the indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other Notes Priority Debt that may be purchased out of the Excess Proceeds. The offer price for the notes and any other Notes Priority Debt in any Asset Sale Offer will be equal to 100% of the principal amount of the notes and such other Notes Priority Debt purchased, plus accrued and unpaid interest on the notes and any other Notes Priority Debt to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuer may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other Notes Priority Debt tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other Notes Priority Debt shall be purchased on a pro rata basis based on the principal amount of notes and such other Notes Priority Debt tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. The Issuer may satisfy the foregoing obligation with respect to any Net Proceeds by making an Asset Sale Offer prior to the expiration of the relevant 365-day period (as such period may be extended in accordance with the indenture) or with respect to Excess Proceeds of $25 million or less.

        The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Certain Covenants

Effectiveness of Certain Covenants

        If on any date following the date of the indenture:

          (1)   the notes are rated Baa3 or better by Moody's and BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of the Issuer, the equivalent investment grade credit rating from any other "nationally recognized statistical rating organization" within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer as a replacement agency); and

          (2)   no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this prospectus will be suspended:

          (1)   "—Repurchase at the Option of Holders—Asset Sales";

          (2)   "—Certain Covenants—Restricted Payments";

          (3)   "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (4)   "—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries";

          (5)   clause (3) of "—Certain Covenants—Merger, Consolidation or Sale of Assets";

          (6)   "—Certain Covenants—Transactions with Affiliates"; and

          (7)   "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries."

        During any period that the foregoing covenants have been suspended, the Issuer's or Parent's Board of Directors may not designate any of the Issuer's Subsidiaries as Unrestricted Subsidiaries pursuant to the covenant described below under the caption "—Designation of Restricted and Unrestricted Subsidiaries."

        Notwithstanding the foregoing, if the rating assigned by either such rating agency should subsequently decline to below Baa3 or BBB-, respectively, the foregoing covenants will be reinstituted as of and from the date of such rating decline. Calculations under the reinstated "Restricted Payments" covenant will be made as if the "Restricted Payments" covenant had been in effect since the date of the indenture except that no Default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. Additionally, upon the reinstatement of the "Asset Sale" covenant, the amount of Excess Proceeds from Net Proceeds shall be reset at zero. All Indebtedness incurred, or Disqualified Stock or Preferred Stock issued, while the foregoing covenants were suspended will be classified to have been incurred or issued pursuant to clause (4) of the second paragraph of "—Incurrence of Indebtedness and Issuance of Preferred Stock."

Restricted Payments

        (A)  The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any other payment or distribution on account of the Issuer's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Issuer's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends, payments or distributions (a) payable in Equity Interests (other than Disqualified Stock) of the Issuer or to the Issuer or a Restricted Subsidiary of the Issuer or (b) payable by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

          (2)   purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer) any Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer held by Persons other than the Issuer or any Restricted Subsidiary of the Issuer;

          (3)   make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any, Subordinated Lien Debt or any Indebtedness of the Issuer or any Subsidiary Guarantor that is unsecured or contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Issuer and any of the Guarantors), except payments of (x) interest, (y) principal at the Stated Maturity thereof (or the satisfaction of a sinking fund obligation) or (z) principal and accrued interest, due within one year of the date of such payment, purchase, redemption, defeasance, acquisition or retirement; or

          (4)   make any Restricted Investment

(all such restricted payments and other restricted actions set forth in clauses (1) through (4) above (other than any exceptions thereto) being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (1)   no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (2)   the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; and

          (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the date of the indenture permitted by the provisions described in clauses (1), (6), (7), (8), (9), (11), (12)(c), (d) and (e) (in the case of these subsections of clause (12), to the extent it qualifies as selling, general and administrative expense of Parent on a standalone basis), (13) and (14) of the next succeeding paragraph (B), is less than the sum, without duplication, of:

            (a)   50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the beginning of the first fiscal quarter after the date of the indenture to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

            (b)   100% of the aggregate net cash proceeds and the fair market value of assets received by the Issuer since the date of the indenture as a contribution to its equity capital or from the issue or sale of Equity Interests of the Issuer or from the issue or sale of Equity Interests of any direct or indirect parent of the Issuer to the extent such net cash proceeds are actually contributed to the Issuer as equity (other than Excluded Contributions, Refunding Capital Stock, Disqualified Stock and Designated Preferred Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Issuer that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of the Issuer), plus

            (c)   the net cash proceeds and the fair market value of assets received by the Issuer or any Restricted Subsidiary of the Issuer from (i) the disposition, sale, liquidation, retirement or redemption of all or any portion of any Restricted Investment made after the date of the indenture, net of disposition costs and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, and (ii) the sale (other than to the Issuer or a Restricted Subsidiary of the Issuer) of the Capital Stock of an Unrestricted Subsidiary, plus

            (d)   without duplication, (i) to the extent that any Unrestricted Subsidiary of the Issuer that was designated as such after the date of the indenture is redesignated as a Restricted Subsidiary, the fair market value of the Issuer's direct or indirect Investment in such Subsidiary as of the date of such redesignation, plus (ii) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of dividends, repayments of the principal of loans or advances or other transfers of assets from Unrestricted Subsidiaries of the Issuer to the Issuer or any Restricted Subsidiary of the Issuer after the date of the indenture, except, in each case, to the extent that any such Investment or net reduction in Investment is included in the calculation of Consolidated Net Income or were used to reduce Permitted Investments, plus

            (e)   without duplication, in the event the Issuer or any Restricted Subsidiary of the Issuer makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary of the Issuer, an amount equal to the fair market value of the existing Investment in such Person made after the date of the indenture that was previously treated as a Restricted Payment.

        (B)  The preceding provisions will not prohibit:

          (1)   the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration thereof or the giving of a redemption notice related thereto, as the case may be, if at said date of declaration or notice such payment would have complied with the provisions of the indenture;

          (2)   (a) the making of any Restricted Payment in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Issuer or any direct or indirect parent of the Issuer (other than any Disqualified Stock or any Equity Interests sold to a Restricted Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer) or from substantially concurrent contributions to the equity capital of the Issuer (collectively, including any such contributions, "Refunding Capital Stock"); and

            (b)   the declaration and payment of accrued dividends on any Equity Interests redeemed, repurchased, retired, defeased or acquired out of the proceeds of the sale of Refunding Capital Stock within 45 days of such sale;

provided that the amount of any such proceeds or contributions that are utilized for any Restricted Payment pursuant to this clause (2) shall be excluded from the amount described in clause (3)(b) of the preceding paragraph (A) and clause (4) of this paragraph (B) and shall not constitute an Excluded Contribution;

          (3)   the payment, repayment, defeasance, redemption, repurchase, retirement or other acquisition of (a) Indebtedness of the Issuer or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee or (b) any Subordinated Lien Debt or (c) any Indebtedness of the Issuer or any Guarantor that is unsecured or (d) Disqualified Stock of the Issuer or any Restricted Subsidiary thereof, in each such case of (a) through (d) in exchange for, or out of the net cash proceeds from, an incurrence of Permitted Refinancing Indebtedness;

          (4)   Restricted Investments acquired (a) from the proceeds of a capital contribution to, or out of the net cash proceeds of substantially concurrent contributions to, the equity capital of the Issuer or (b) from the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer) of, or in exchange for, Equity Interests of the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer (so long as such proceeds are contributed to the Issuer); provided, that for the purposes hereof, the amount of any such net cash proceeds that are utilized for any such acquisition and the fair market value of any assets so acquired or exchanged shall be excluded from the amount described in clause (3)(b) of the preceding paragraph (A) and clause (2) of this paragraph (B) and shall not constitute an Excluded Contribution;

          (5)   the repurchase of Equity Interests deemed to occur (i) upon the exercise of options or warrants if such Equity Interests represent all or a portion of the exercise price thereof and (ii) in connection with the withholding of a portion of the Equity Interests granted or awarded to a director or an employee to pay for the taxes payable by such director or employee upon such grant or award;

          (6)   the payment of dividends on the Issuer's common stock (or the payment of dividends to Parent or any other direct or indirect parent of the Issuer to fund the payment of dividends on its common stock) following any public offering of common stock of the Issuer or Parent or any other direct or indirect parent of the Issuer, in an aggregate amount of up to 6.0% per annum of the net proceeds received by the Issuer (or by Parent or any other direct or indirect parent of the Issuer and contributed to the Issuer) from such public offering; provided, however, that the aggregate amount of all such dividends pursuant to this clause (6) since the date of the indenture shall not exceed the aggregate amount of net proceeds received by the Issuer (or by a direct or indirect parent of the Issuer and contributed to the Issuer) from such public offering;

          (7)   the purchase, redemption, retirement or other acquisition for value of any Equity Interests of the Issuer, Parent or any other direct or indirect parent of the Issuer held by any current, future or former director, officer, consultant or employee of the Issuer, Parent or any other direct or indirect parent of the Issuer or any Restricted Subsidiary of the Issuer, or their estates or the beneficiaries of such estates (including the payment of dividends and distributions to Parent or any other direct or indirect parent of the Issuer to enable Parent or such other parent to repurchase Equity Interests owned by its directors, officers, consultants and employees), in an amount not to exceed $5.0 million in any calendar year; provided that the Issuer may carry over and make in subsequent calendar years, in addition to the amounts permitted for such calendar year, the amount of purchases, redemptions, acquisitions or retirements for value (and dividends and distributions) permitted to have been but not made in any preceding calendar year up to a maximum of $10.0 million in any calendar year, provided, further, that such amounts will be increased by (a) the cash proceeds from the sale after the date of the indenture of Equity Interests of the Issuer or, to the extent contributed to the Issuer, Equity Interests of Parent or any other direct or indirect parent of the Issuer, in each case to directors, officers, consultants or employees of Parent, the Issuer or any other direct or indirect parent of the Issuer or any Restricted Subsidiary of the Issuer after the date of the indenture, plus (b) the cash proceeds of key man life insurance policies received by the Issuer, its Restricted Subsidiaries, Parent or any other direct or indirect parent of the Issuer and contributed to the Issuer after the date of the indenture, in the case of each of clauses (a) and (b), to the extent such net cash proceeds are not otherwise applied to make or otherwise increase the amounts available for Restricted Payments pursuant to clause (3)(b) of the preceding paragraph (A) or clauses (2), (4) or (16) of this paragraph (B);

          (8)   upon the occurrence of a Change of Control (or similarly defined term in other Indebtedness) and within 90 days after completion of the offer to repurchase notes and other Notes Priority Obligations pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Change of Control" (including the purchase of all notes tendered), any repayment, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Lien Debt or any Indebtedness of the Issuer or any Guarantor that is unsecured or contractually subordinated to the notes or to any Note Guarantee that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control (or similarly defined term in other Indebtedness), at a purchase price not greater than 101% of the outstanding principal amount or liquidation preference thereof (plus accrued and unpaid interest and liquidated damages, if any);

          (9)   within 90 days after completion of any offer to repurchase notes or other Notes Priority Obligations pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales" (including the purchase of all notes tendered), any repayment, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Lien Debt or any Indebtedness of the Issuer or any Guarantor that is unsecured or contractually subordinated to the notes or to any Note Guarantee that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale (or similarly defined term in such other Indebtedness), at a purchase price not greater than 100% of the outstanding principal amount or liquidation preference thereof (plus accrued and unpaid interest and liquidated damages, if any);

          (10) payments or distributions, in the nature of satisfaction of dissenters' rights, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all the property and assets of the Issuer;

          (11) the payment of cash in lieu of the issuance of fractional shares of Equity Interests upon exercise or conversion of securities exercisable or convertible into Equity Interests of the Issuer or Parent or any direct or indirect parent of the Issuer (and payments of dividends to Parent or any direct or indirect parent of the Issuer for such purposes);

          (12) the declaration and payment of dividends or distributions by the Issuer or any Restricted Subsidiary to, or the making of loans to, Parent or any other direct or indirect parent of the Issuer in amounts sufficient for Parent or any other direct or indirect parent of the Issuer to pay, in each case without duplication:

            (a)   franchise and excise taxes and other fees, taxes and expenses, in each case, to the extent required to maintain their corporate existence, and any taxes required to be withheld and paid by Parent or any other direct or indirect parent of the Issuer;

            (b)   with respect to any taxable period during which the Issuer or any of its Subsidiaries is a member of a consolidated, unitary, combined or similar income tax group in which Parent (or the direct or indirect parent of Parent) is the common parent, the portion of its consolidated, unitary, combined or similar U.S. federal, state, local and/or non-U.S. income taxes (as applicable) of such income tax group attributable to the income of the Issuer and any of its Subsidiaries, in an amount not to exceed the income tax liabilities that would have been payable by the Issuer and/or its Subsidiaries (as applicable) on a stand-alone basis (or as a stand-alone group), reduced, in each case, by any such income taxes paid or to be paid directly by the Issuer or its Subsidiaries; provided that the amount of any such payments attributable to any income of an Unrestricted Subsidiary shall be limited to the cash distributions made by such Unrestricted Subsidiary to the Issuer or its Restricted Subsidiaries for such purpose;

            (c)   (1) customary salary, bonus and other benefits payable to officers and employees of Parent or any other direct or indirect parent of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries and (2) any reasonable and customary indemnification claims made by directors or officers of the Issuer, Parent or any other direct or indirect parent of the Issuer;

            (d)   general corporate administrative, operating and overhead costs and expenses of Parent or any other direct or indirect parent of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

            (e)   fees and expenses related to any equity or debt offering or acquisition by Parent or such other parent entity (whether or not successful);

          (13) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries and preferred stock of any Restricted Subsidiary issued or incurred in accordance with the covenant described under "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" to the extent such dividends are included in the definition of "Fixed Charges";

          (14) the declaration and payment of dividends or distributions:

            (a)   to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of the Issuer issued after the date of the indenture;

            (b)   to Parent or any other direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of Parent or any other direct or indirect parent of the Issuer issued after the date of the indenture; provided, however, that the aggregate amount of dividends declared and paid pursuant to this clause (14)(b) does not exceed the net cash proceeds actually received by the Issuer from any such sale of Designated Preferred Stock; and

            (c)   on Refunding Capital Stock that is preferred stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (14), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is preferred stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

          (15) other Restricted Payments in an amount which, taken together with all other Restricted Payments made pursuant to this clause (15), do not exceed $25.0 million;

          (16) the Refinancing Transaction; and

          (17) Restricted Payments in an aggregate amount not to exceed the amount of all Excluded Contributions;

provided that, in the case of clauses (4) and (6) through (9) above, no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof.

        The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. In determining whether any Restricted Payment is permitted by the covenant described under the caption "—Restricted Payments," the Issuer and its Restricted Subsidiaries may allocate all or any portion of such Restricted Payment among the categories described in clauses (1) through (17) of the immediately preceding paragraph or among such categories and the types of Restricted Payments described in the first paragraph under "—Restricted Payments" (including categorization in whole or in part as a Permitted Investment); provided that, at the time of such allocation, each Restricted Payment, or allocated portions thereof, would be permitted under the various provisions of the covenant described under the caption "—Restricted Payments" into which such particular Restricted Payment is allocated; and provided further that the Issuer and its Restricted Subsidiaries may reclassify all or a portion of such Restricted Payment or Permitted Investment in any manner that complies with this covenant, and following such reclassification such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only the clause or clauses of this covenant to which such Restricted Payment or Permitted Investment has been reclassified. The cancellation of Indebtedness owing to the Issuer from members of management, directors or consultants of the Issuer, any of its direct or indirect parents, Parent or any Restricted Subsidiary in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parents or Parent will not be deemed to constitute a Restricted Payment for purposes of the indenture.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Debt) or issue any shares of Disqualified Stock, and the Issuer will not permit any of its Restricted Subsidiaries to issue any preferred stock (other than in each case Disqualified Stock or preferred stock of Restricted Subsidiaries held by the Issuer or a Restricted Subsidiary, so long as so held); provided, however, that (i) the Issuer or any Subsidiary Guarantor may incur Indebtedness (including Acquired Debt) and issue Disqualified Stock and (ii) any Subsidiary Guarantor may issue preferred stock, if the Fixed Charge Coverage Ratio for the Issuer's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, and the application of proceeds therefrom had occurred, at the beginning of such four-quarter period.

        The covenant described by the first paragraph under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" will not prohibit the incurrence or issuance of any of the following (collectively, "Permitted Debt"):

          (1)   Indebtedness incurred by the Issuer or any Subsidiary Guarantor (as borrower, co-borrower, guarantor, obligor, co-obligor or otherwise) under one or more Credit Facilities (including the ABL Credit Facility) in an aggregate principal amount at any one time outstanding under the provision described in this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuer and its Restricted Subsidiaries thereunder) not to exceed an amount equal to the greater of (A) $70.0 million and (B) the Borrowing Base as of the date of such incurrence;

          (2)   Indebtedness incurred by the Issuer and the Subsidiary Guarantors represented by the notes and the Note Guarantees issued on the date of the indenture, plus any exchange notes and exchange guarantees issued in exchange thereof pursuant to the Registration Rights Agreement (for the sake of clarity, this clause (2) shall not permit additional notes, but shall permit exchange notes and related exchange guarantees to be issued pursuant to a registration rights agreement in exchange for additional notes otherwise permitted to be incurred hereunder);

          (3)   the Senior Unsecured Loan incurred by the Issuer and the Subsidiary Guarantors on the date of the indenture in an aggregate principal amount of $125.0 million;

          (4)   Indebtedness of the Issuer and the Subsidiary Guarantors existing on the Issue Date (other than Indebtedness described in clauses (1), (2) and (3);

          (5)   Indebtedness of the Issuer or any of its Restricted Subsidiaries (including without limitation Capital Lease Obligations, mortgage financings or purchase money obligations), Disqualified Stock issued by the Issuer or any Restricted Subsidiary and preferred stock issued by any Restricted Subsidiary, in each case incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, repair or improvement of property (real or personal), plant or equipment or other fixed or capital assets used in the business of the Issuer or such Restricted Subsidiary or in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)), in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to the provision described in this clause (5), not to exceed as of any date of incurrence the greater of (a) 3.75% of the Issuer's Consolidated Total Assets and (b) $25.0 million;

          (6)   Permitted Refinancing Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred or Disqualified Stock or Preferred Stock permitted to be issued under the provisions described in the first paragraph of this covenant or clause (2), (3), (4), (6), (9), (10) or (19) of this paragraph;

          (7)   intercompany Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries and owing to and held by the Issuer or any of its Restricted Subsidiaries; provided, however, that:

            (a)   if the Issuer or any Subsidiary Guarantor is the obligor on such Indebtedness and the payee is a Person other than the Issuer or a Subsidiary Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of the Issuer, or the Note Guarantee, in the case of a Subsidiary Guarantor; and

            (b)   (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by the provision described in this clause (7);

          (8)   (a) the Guarantee by the Issuer or any of the Subsidiary Guarantors of Indebtedness of the Issuer or a Restricted Subsidiary of the Issuer that was permitted to be incurred by another provision of this covenant, (b) the Guarantee by any Foreign Subsidiary, New US LLC 1 or New US LLC 2 of Indebtedness of another Foreign Subsidiary of the Issuer or New US LLC 1 or New US LLC 2 that was permitted to be incurred by another provision of this covenant, (c) any Guarantee by a Restricted Subsidiary of the Issuer of Indebtedness of the Issuer (so long as such Restricted Subsidiary also guarantees the Notes if required pursuant to the covenant under the caption "—Guarantees") or (d) any Guarantee by a Subsidiary Guarantor of any Indebtedness of any Subsidiary Guarantor;

          (9)   (x) Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any of its Subsidiary Guarantors incurred to finance an acquisition or (y) Acquired Debt; provided that, in either case, after giving effect to the transactions that result in the incurrence or issuance thereof, on a pro forma basis, (i) either (a) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (b) the Fixed Charge Coverage Ratio for the Issuer would be greater than immediately prior to such transactions;

          (10) preferred stock of a Restricted Subsidiary of the Issuer issued to the Issuer or another Restricted Subsidiary of the Issuer; provided that (a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Issuer or a Restricted Subsidiary thereof and (b) any sale or other transfer of any such preferred stock to a Person that is not either the Issuer or a Restricted Subsidiary thereof will be deemed, in each case, to constitute an issuance of such preferred stock that was not permitted by the provision described in this clause (10);

          (11) ABL Debt of the Issuer or any Subsidiary Guarantor under the following: (a) ABL Hedge Agreements that are incurred in the ordinary course of business and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder, (b) ABL Bank Products in the ordinary course of business and (c) ABL Cash Management Agreements in the ordinary course of business;

          (12) additional Indebtedness of the Issuer or any of its Restricted Subsidiaries incurred in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to the provision described in this clause (12), not to exceed as of any date of incurrence the greater of (x) 5.0% of the Issuer's Consolidated Total Assets and (y) $35.0 million;

          (13) Indebtedness incurred by the Issuer or any Restricted Subsidiary of the Issuer to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the notes;

          (14) Indebtedness of the Issuer or any Restricted Subsidiary of the Issuer consisting of obligations to pay insurance premiums or take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business;

          (15) Indebtedness in respect of any bankers' acceptance, bank guarantees, letter of credit, warehouse receipt or similar facilities, and reinvestment obligations related thereto, entered into in the ordinary course of business;

          (16) Guarantees (a) incurred in the ordinary course of business in respect of obligations of (or to) suppliers, customers, franchisees, lessors and licensees that, in each case, are non-Affiliates or (b) otherwise constituting Investments permitted under the indenture;

          (17) Indebtedness of Foreign Subsidiaries, New US LLC 1 and New US LLC 2 incurred in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to the provision described in this clause (17), not to exceed as of any date of incurrence $25.0 million;

          (18) Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to any current, future or former director, officer, consultant or employee of the Issuer, the direct or indirect parent of the Issuer or any Restricted Subsidiary of the Issuer (or any of their Affiliates), or their estates or the beneficiaries of such estates to finance the purchase, redemption, acquisition or retirement for value of Equity Interests permitted by clause (2) of the second paragraph of the covenant described under the caption "—Restricted Payments," in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to the provision described in this clause (18), not to exceed $2.5 million as of any date of incurrence;

          (19) Contribution Indebtedness;

          (20) (a) Indebtedness incurred in connection with any permitted Sale and Leaseback Transaction and any refinancing, refunding, renewal or extension of any such Indebtedness, provided that, except to the extent otherwise permitted hereunder, the principal amount of any such Indebtedness is not increased above the principal amount thereof outstanding immediately prior to such refinancing, refunding, renewal or extension and the direct and contingent obligors with respect to such Indebtedness are not changed; provided further that the Attributable Debt with respect to all Sale and Leaseback Transactions and any refinancing, refunding, renewal or extension in respect thereof shall not exceed as of any date of incurrence $40.0 million in the aggregate;

            (b)   Indebtedness in respect of overdraft facilities, employee credit card programs and other cash management arrangements in the ordinary course of business;

            (c)   Indebtedness representing deferred compensation to employees of the Issuer (or any direct or indirect parent of the Issuer) and its Restricted Subsidiaries incurred in the ordinary course of business; and

          (21) cash management obligations and other Indebtedness in respect of netting services, automatic clearinghouse arrangements, overdraft protections and similar arrangements in each case in connection with deposit accounts.

        For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (21) above, or is entitled to be incurred or issued pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will be permitted to divide and classify at the time of its incurrence or issuance, and may from time to time divide or reclassify, all or a portion of such item of Indebtedness or Disqualified Stock or preferred stock such that it will be deemed to have been incurred pursuant to one or more of such clauses (in whole or in part) or the first paragraph of this covenant, to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause or the first paragraph of this covenant at the time of such reclassification (including in part pursuant to one or more clauses and/or in part pursuant to the first paragraph of this covenant), provided, however, that Indebtedness under an ABL Credit Facility may only be incurred under clauses (1) and (11) of the definition of Permitted Debt, as applicable.

        For the purpose of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred or first committed (in the case of revolving credit debt); provided that if such Indebtedness denominated in a foreign currency is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar- denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

        Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be incurred pursuant to this covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies. In addition, for purposes of determining any particular amount of Indebtedness, any Guarantees, Liens or obligations with respect to letters of credit, in each case, supporting Indebtedness otherwise included in the determination of such particular amount, will not be included.

        The Issuer will not incur, and will not permit any Subsidiary Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Issuer or such Subsidiary Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantees on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Issuer solely by virtue of being unsecured or by virtue of being secured on a junior priority basis or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

          (1)   pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Issuer or any of its Restricted Subsidiaries or pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

          (2)   make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

          (3)   transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions:

          (1)   existing under, by reason of or with respect to the ABL Documents, Indebtedness existing on the Issue Date, or any other agreements in effect on the date of the indenture and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, than those in effect on the date of the indenture;

          (2)   existing under, by reason of or with respect to any other Credit Facility of the Issuer permitted under the indenture; provided that the applicable encumbrances and restrictions contained in the agreement or agreements governing the other Credit Facility are not materially more restrictive, taken as a whole, than those contained in the ABL Credit Facility (with respect to other credit agreements) or the indenture (with respect to other indentures), in each case as in effect on the date of the indenture;

          (3)   existing under, by reason of or with respect to applicable law, rule, regulation or administrative or court order;

          (4)   with respect to any Person or the property or assets of a Person acquired by the Issuer or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacement or refinancings are entered into in the ordinary course of business or not materially more restrictive, taken as a whole, than those contained in the ABL Credit Facility, the indenture, Indebtedness existing on the Issue Date or such other agreements as in effect on the date of the acquisition;

          (5)   in the case of the provision described in clause (3) of the first paragraph of this covenant:

            (a)   that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

            (b)   existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Issuer or any Restricted Subsidiary thereof not otherwise prohibited by the indenture,

            (c)   existing under, by reason of or with respect to (i) purchase money obligations for property acquired in the ordinary course of business or (ii) capital leases or operating leases that impose encumbrances or restrictions on the property so acquired or covered thereby, or

            (d)   arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Issuer or any Restricted Subsidiary thereof in any manner material to the Issuer or any Restricted Subsidiary thereof;

          (6)   existing under, by reason of or with respect to customary provisions in joint venture, operating or similar agreements, asset sale agreements and stock sale agreements arising in connection with the entering into of such transactions;

          (7)   existing under, by reason of or with respect to any agreement for the sale or other disposition of some or all of the Capital Stock of, or any property and assets of, a Restricted Subsidiary that restricted distributions by that Restricted Subsidiary pending the closing of such sale or other disposition;

          (8)   existing under, by reason of or with respect to Permitted Refinancing Indebtedness; provided that the encumbrances and restrictions contained in the agreements governing that Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

          (9)   restricting cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

          (10) existing under, by reason of or with respect to customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

          (11) existing under, by reason of or with respect to (a) the indenture, the notes (and any additional notes), the Note Guarantees and the security documents (including any exchange notes or exchange guarantees issued pursuant to the Registration Rights Agreement), (b) the Senior Unsecured Loan and the documents related thereto, (c) the Intercreditor Agreements or (d) any amendments, supplements, modifications, restatements, replacements, renewals, refundings, restructurings, increases or refinancing of any of the foregoing;

          (12) existing under, by reason of or with respect to Indebtedness of the Issuer or a Restricted Subsidiary not prohibited to be incurred under the indenture; provided that (a) such encumbrances or restrictions are ordinary and customary in light of the type of Indebtedness being incurred and the jurisdiction of the obligor and (b) such encumbrances or restrictions will not affect in any material respect the Issuer's or any Guarantor's ability to make principal and interest payments on the notes, as determined in good faith by the Issuer;

          (13) consisting of customary restrictions pursuant to any Permitted Receivables Financing; and

          (14) existing under, by reason of or with respect to, any Notes Priority Debt.

        For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary of the Issuer to other Indebtedness incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Merger, Consolidation or Sale of Assets

        The Issuer will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Issuer is the surviving corporation) or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties and assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person or Persons, unless:

          (1)   either: (a) the Issuer is the surviving corporation; or (b) the Person formed by or surviving such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance, lease or other disposition shall have been made (i) is a corporation, limited liability company, partnership (including a limited partnership) or trust organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia (provided that if such Person is not a corporation, (A) a corporate Wholly Owned Restricted Subsidiary of such Person organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia, or (B) a corporation of which such Person is a Wholly Owned Restricted Subsidiary organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia, is a co-issuer of the notes or becomes a co-issuer of the notes in connection therewith) and (ii) assumes all the obligations of the Issuer under the notes, the indenture and the security documents related to the notes pursuant to agreements reasonably satisfactory to the Trustee;

          (2)   immediately after giving effect to such transaction no Event of Default exists;

          (3)   immediately after giving effect to such transaction and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, on a pro forma basis, either (a) the Issuer or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified

  Stock and Preferred Stock"; or (b) the Fixed Coverage Ratio for the Issuer or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) would be greater than immediately prior to such transactions;

          (4)   each Guarantor, unless such Guarantor is the Person with which the Issuer has entered into a transaction under the covenant described under the caption "—Merger, Consolidation or Sale of Assets," shall have by amendment to its Note Guarantee confirmed that its Note Guarantee shall apply to the obligations of the Issuer or the surviving Person in accordance with the notes and the indenture; and

          (5)   at the time of the transaction the Issuer will have delivered, or caused to be delivered, to the Trustee an Officers' Certificate and opinion of counsel, each to the effect that such merger, consolidation or sale of assets comply with the indenture.

        The provision described in clause (3) of the immediately preceding paragraph will not apply to (a) any merger, consolidation or sale, assignment, lease, transfer, conveyance or other disposition of assets between or among the Issuer, any of its Restricted Subsidiaries and/or any of the Guarantors or (b) any merger between the Issuer and an Affiliate of the Issuer, or between a Restricted Subsidiary and an Affiliate of the Issuer, in each case in this clause (b) solely for the purpose of reincorporating the Issuer or such Restricted Subsidiary, as the case may be, in the United States, any state thereof, the District of Columbia or any territory thereof, so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Transactions with Affiliates

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with any Affiliate of the Issuer or any Restricted Subsidiary involving consideration in excess of $3.0 million other than transactions solely among any of the Issuer and its Restricted Subsidiaries (an "Affiliate Transaction"), unless:

          (i)  such business, transaction or series of related transactions is on terms no less favorable, taken as a whole, to the Issuer or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an unaffiliated party; and

         (ii)  with respect to any Affiliate Transaction involving an amount or having a value in excess of $10.0 million the Issuer delivers to the Trustee an Officers' Certificate stating that such business, transaction or series of related transactions complies with clause (i) above.

        In the case of an Affiliate Transaction involving an amount or having a value in excess of $20.0 million, the Issuer must obtain a resolution of the Board of Directors of Parent set forth in an Officers' Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of Parent's Board of Directors. In the case of an Affiliate Transaction involving an amount or having a value in excess of $40.0 million, the Issuer must obtain a written opinion of a nationally recognized investment banking, accounting or appraisal firm stating that the transaction (or relevant purchase price or valuation) is fair to the Issuer or such Restricted Subsidiary from a financial point of view.

        The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1)   transactions between or among the Issuer, its Restricted Subsidiaries, and/or any Guarantors;

          (2)   payment of reasonable fees and compensation to, and indemnification and similar arrangements on behalf of, current, former or future directors of Parent, any other direct or indirect parent of the Issuer, the Issuer or any Restricted Subsidiary of the Issuer;

          (3)   Restricted Payments that are permitted by the provisions of the indenture described above under the caption "—Restricted Payments" or the definition of "Permitted Investments" (including any payments that are excluded from the definitions of "Restricted Payment" and "Restricted Investment");

          (4)   any sale of Equity Interests (other than Disqualified Stock) of the Issuer;

          (5)   loans and advances to officers and employees of Parent, any other direct or indirect parent of the Issuer, the Issuer or any of the Issuer's Restricted Subsidiaries or guarantees in respect thereof or otherwise made on the Issuer's or any of its Restricted Subsidiaries' behalf (or the cancellation of such loans, advances or guarantees), in both cases for bona fide business purposes in the ordinary course of business;

          (6)   any employment, consulting, service or termination agreement, or customary indemnification arrangements, entered into by the Issuer or any of its Restricted Subsidiaries or Parent with current, former or future officers and employees of Parent, any direct or indirect parent of the Issuer, the Issuer or any of its Restricted Subsidiaries and the payment of compensation to officers and employees of Parent, any direct or indirect parent of the Issuer, the Issuer or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), in each case in the ordinary course of business;

          (7)   transactions with a Person that is an Affiliate of the Issuer solely because the Issuer, directly or indirectly, owns Equity Interests in, or controls, such Person;

          (8)   any contracts, instruments or other agreements or arrangements in each case as in effect on the date of the indenture, and any transactions pursuant thereto or contemplated thereby, or any amendment, modification or supplement thereto or any replacement thereof entered into from time to time, as long as such agreement or arrangement as so amended, modified, supplemented or replaced, taken as a whole, is not materially more disadvantageous to the Issuer and its Restricted Subsidiaries at the time executed than the original agreement or arrangement as in effect on the date of the indenture;

          (9)   any Guarantee by Parent or any other direct or indirect parent of the Issuer of Indebtedness or other liabilities or obligations of the Issuer or any Guarantor that was permitted by the indenture;

          (10) transactions with Affiliates solely in their capacity as holders of Indebtedness or Equity Interests of the Issuer or any of its Subsidiaries, so long as such transaction is with all holders of such class (and there are such non-Affiliate holders) and such Affiliates are treated no more favorably than all other holders of such class generally;

          (11) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services (including pursuant to joint venture agreements) in the ordinary course of business on terms not materially less favorable as might reasonably have been obtained at such time from a Person that is not an Affiliate of the Issuer, as determined in good faith by Parent or the Issuer;

          (12) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an independent financial advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of prong (i) of the previous paragraph of this covenant;

          (13) any contribution to the common equity capital of the Issuer;

          (14) any transaction with any Person who is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction;

          (15) the pledge of Equity Interests of any Unrestricted Subsidiary;

          (16) subject to the limitations described under clause (12)(b) of paragraph (B) under the covenant "—Restricted Payments," payments by the Issuer (or Parent or any other direct or indirect parent of the Issuer) or any of the Restricted Subsidiaries pursuant to any tax sharing, allocation or similar agreement;

          (17) the incurrence of the Senior Unsecured Loan, the execution, delivery and performance under any document related to the Senior Unsecured Loan and any amendment, modification, refinancing, restructuring or replacement thereof;

          (18) the use of proceeds of the notes and the Senior Unsecured Loan to repay the Issuer's outstanding indebtedness as described in the offering memorandum under "Use of Proceeds";

          (19) sales of accounts receivable, or participations therein, or any related transaction, in connection with any Permitted Receivables Financing;

          (20) any agreement that provides customary registration rights to the equity holders of the Issuer or any direct or indirect parent of the Issuer and the performance by the parties thereto of their obligations, duties and rights under their obligations, duties and rights under such agreement, and any shareholders agreement (including but not limited to the Shareholders Agreement) among some or all of the shareholders of the Issuer or any direct or indirect parent of the Issuer and the performance by the parties thereto of such agreement;

          (21) Guarantees by Parent of Indebtedness or other liabilities or obligations of Foreign Subsidiaries, New US LLC 1 and/or New US LLC 2 that are permitted by the indenture; and

          (22) transactions between the Issuer or any Restricted Subsidiary, on the one hand, and any person that is an Affiliate of the Issuer or any Restricted Subsidiary, on the other hand, solely because a director of such Person is also a director of the Issuer or any direct or indirect parent of the Issuer.

Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors of the Issuer or Parent may designate any Subsidiary (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary; provided that:

          (1)   any Guarantee by the Issuer or any Restricted Subsidiary of the Issuer of any Indebtedness of the Subsidiary being so designated will be deemed to be an incurrence of Indebtedness by the Issuer or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such incurrence of Indebtedness would be permitted under the covenant described above under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (2)   the aggregate fair market value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the

  Issuer or any Restricted Subsidiary of the Issuer of any Indebtedness of such Subsidiary) will be deemed to be an Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption "—Certain Covenants—Restricted Payments";

          (3)   such Subsidiary does not own any Equity Interests of, or hold any Liens on any property of, the Issuer or any Restricted Subsidiary of the Issuer (other than Equity Interests of any Restricted Subsidiary of such Subsidiary that is concurrently being designated as an Unrestricted Subsidiary);

          (4)   the Subsidiary being so designated, after giving effect to such designation:

            (a)   is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary of the Issuer that would not be permitted under "—Certain Covenants—Transactions with Affiliates" after giving effect to the exceptions thereto;

            (b)   is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results except to the extent permitted under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Certain Covenants—Restricted Payments"; and

            (c)   (i) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation or would be permitted under "—Certain Covenants—Restricted Payments" and (ii) to the extent the Indebtedness of the Subsidiary is non-recourse Indebtedness, any Guarantee or credit support by the Issuer or a Restricted Subsidiary would be permitted under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Certain Covenants—Restricted Payments"; and

          (5)   no Event of Default would be in existence following such designation.

        Any designation of a Restricted Subsidiary of the Issuer as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Issuer or Parent giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements described in clause (4) above, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness, Investments or Liens on the property of such Subsidiary shall be deemed to be incurred or made by a Restricted Subsidiary of the Issuer as of such date and, if such Indebtedness, Investments or Liens are not permitted to be incurred or made as of such date under the indenture, the Issuer shall be in default under the indenture.

        The Board of Directors of the Issuer or Parent may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

          (1)   such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

          (2)   all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such Investments shall only be permitted if such Investments would be permitted under the covenant described above under the caption "—Certain Covenants—Restricted Payments";

          (3)   all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption "—Certain Covenants—Liens"; and

          (4)   no Default or Event of Default would be in existence following such designation.

Guarantees

        If the Issuer or any of its Restricted Subsidiaries (a) acquires or creates another Wholly Owned Restricted Subsidiary (other than an Excluded Subsidiary) on or after the date of the indenture or (b) any Restricted Subsidiary of the Issuer becomes a guarantor of any indebtedness of the Issuer or any Subsidiary Guarantor or becomes an obligor with respect to the ABL Credit Facility, then, within 45 days of the date of such event, as applicable, such Subsidiary must become a Subsidiary Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee.

        The Issuer will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee any other Indebtedness of the Issuer or any Guarantor (including, but not limited to, any Indebtedness under any Credit Facility) unless such subsidiary is a Guarantor or simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee shall be senior in right of payment to or pari passu in right of payment with such Restricted Subsidiary's Guarantee of such other Indebtedness.

        This covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. In addition, in the event that any Wholly Owned Restricted Subsidiary that is an Excluded Subsidiary ceases to be an Excluded Subsidiary, or if any Excluded Subsidiary becomes a guarantor or obligor with respect to the ABL Credit Facility or any other Indebtedness of the Issuer or any Subsidiary Guarantor, then such Subsidiary must become a Subsidiary Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee within 45 days of the date of such event. The form of the Note Guarantee will be attached as an exhibit to the indenture.

        A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Issuer or another Guarantor, unless:

          (1)   immediately after giving effect to that transaction, no Default or Event of Default exists; and

          (2)   either:

            (a)   the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) (i) is organized or existing under the laws of the United States, any state thereof or the District of Columbia (provided that the provisions described in this clause (i) shall not apply if such Guarantor is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia) and (ii) assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the security documents related to the notes pursuant to a supplemental indenture satisfactory to the Trustee; or

            (b)   in the case of a Subsidiary Guarantor, such sale or other disposition or consolidation or merger complies with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales."

        Notwithstanding the foregoing, any Guarantor may (i) merge with the Issuer or another Guarantor solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (ii) convert into a corporation, partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of such Guarantor, in each case without regard to the requirements set forth in clause (1) of the preceding paragraph.

        The Note Guarantee of a Subsidiary Guarantor will automatically and unconditionally be released without the need for any action by any party:

          (1)   in connection with any sale or other disposition of Capital Stock of a Subsidiary Guarantor (including by way of consolidation or merger or otherwise) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Issuer, such that, immediately after giving effect to such transaction, such Guarantor would no longer constitute a Subsidiary of the Issuer, if the sale of such Capital Stock of that Subsidiary Guarantor complies with the covenants described above under the caption "—Repurchase at the Option of Holders—Asset Sales" and "—Certain Covenants—Restricted Payments";

          (2)   in connection with the merger or consolidation of a Subsidiary Guarantor with the Issuer or any other Subsidiary Guarantor;

          (3)   in the event of the release of the guarantee under the ABL Credit Facility of a Subsidiary Guarantor that is not (a) a Wholly Owned Restricted Subsidiary (other than a Excluded Subsidiary) or (b) a Restricted Subsidiary that guarantees or is an obligor with respect to Indebtedness of the Issuer or any Subsidiary Guarantor;

          (4)   if the Issuer properly designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary under the indenture;

          (5)   upon the Legal Defeasance or Covenant Defeasance or satisfaction and discharge of the indenture;

          (6)   solely in the case of a Note Guarantee created pursuant to the provision described in clause (b) of the first paragraph or the second paragraph under the caption "—Guarantees," upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to the covenant described under the caption "—Guarantees," except a discharge or release by or as a result of payment under such Guarantee; or

          (7)   upon a liquidation or dissolution of a Subsidiary Guarantor permitted under the indenture.

        In addition, the Note Guarantee of any Subsidiary Guarantor will be released in connection with a sale of all or substantially all of the assets of such Subsidiary Guarantor in a transaction that complies with the conditions in the fourth paragraph under the caption "—Guarantees" above. Also, notwithstanding any other provision in the indenture, any Guarantor may be liquidated at any time, so long as all assets owned by such entity which constitute Collateral remain Collateral owned by the Issuer or a Guarantor following any such liquidation. Upon the release of a Guarantee in accordance with the terms of the indenture, all Collateral owned by the related Guarantor will also be automatically released.

Reports

        Whether or not the Issuer is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any notes are outstanding, the Issuer will furnish to the holders of notes or cause the Trustee to furnish to the holders of notes or post on its website or file with the Commission:

          (1)   all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if the Issuer were required to file such reports, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Issuer's certified independent accountants, which reports shall be filed within the time period specified in the Commission's rules and regulations; and

          (2)   as soon as practicable, and in any event within the time periods specified in the Commission's rules and regulations, all current reports that would be required to be filed with the Commission on Form 8-K if the Issuer were required to file such reports;

provided, however, that if the last day of any such time period is not a business day, such report will be due on the next succeeding business day. All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports, except that such reports (a) will not be required to contain separate financial information for Subsidiary Guarantors or Subsidiaries whose securities are pledged to secure the notes that would be required under Rule 3-16 of Regulation S-X promulgated by the Commission and (b) will not be subject to the Trust Indenture Act.

        In addition, whether or not required by the Commission, after the consummation of the exchange offer or the effectiveness of a shelf registration statement, the Issuer will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) for a filer that is a "non-accelerated filer" (as defined in such rules and regulations).

        Notwithstanding the foregoing, prior to the consummation of the exchange offer or the effectiveness of a shelf registration statement, the Issuer's reports referred to in clauses (1) and (2) above will not be required to (a) comply with the requirements of Rule 3-10 of Regulation S-X promulgated by the Commission, (b) include a report from management or an auditor's attestation report as to the Issuer's internal control over financial reporting that would be required pursuant to Section 404 of the Sarbanes- Oxley Act of 2002, as amended, or the certifications from the Issuer's chief executive officer and chief financial officer that would be required by Sections 302 or 906 of the Sarbanes Oxley Act of 2002, as amended or (c) contain the disclosure that would be required to be filed with the Commission pursuant to Item 5.02(e) of Form 8-K.

        The Issuer or Parent will also hold a quarterly conference call to discuss such financial information. Prior to the conference call, the Issuer or Parent shall issue a press release to the appropriate wire services announcing the time and date of such conference call and, unless the call is to be open to the public, direct Holders of Notes, securities analysts and prospective investors to contact the office of the Issuer's chief financial officer to obtain access. If Parent or the Issuer is holding a conference call open to the public to discuss the most recent quarter's financial performance, Parent and the Issuer will not be required to hold a second, separate call just for the holders of the notes.

        The Issuer or Parent will maintain a public or non-public website on which Holders of Notes, prospective investors and securities analysts are given access to the quarterly and annual financial information and details of the quarterly conference call described above. If the website containing the financial reports is not available to the public, the Issuer or Parent will direct Holders of Notes, prospective investors and securities analysts on its publicly available website to contact the Issuer's chief financial officer to obtain access to the non-public website. If the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto or elsewhere in the quarterly or annual reports and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

        If Parent or any other direct or indirect Parent of the Issuer or any successor thereto files reports with the Commission in accordance with Section 13 of 15(d) of the Exchange Act, whether voluntarily or otherwise, in compliance with the time periods specified in the first paragraph hereof, then the Issuer shall be deemed to comply with this covenant; provided that the same are accompanied by consolidating information as required by Rule 3-10 of Regulation S-X (or any successor provision). If Parent enters into a merger or consolidation transaction with a person that continues to file reports with the Commission in accordance with Section 13 of 15(d) of the Exchange Act, whether voluntarily or otherwise, then the Issuer shall be deemed to comply with this covenant; provided that the same are accompanied by consolidating information as required by Rule 3-10 of Regulation S-X (or any successor provision).

        In addition, the Issuer and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the Commission the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its agreements set forth under this covenant for purposes of clause (4) under "Events of Default and Remedies" until 30 days after the date any report required to be provided by this covenant is due, and any failure to comply with this covenant shall be automatically cured when the Issuer or Parent provides all required reports to the noteholders or files all required reports with the Commission.

Events of Default and Remedies

        Each of the following is an "Event of Default":

          (1)   default for 30 consecutive days in the payment when due of interest on the notes;

          (2)   default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the notes;

          (3)   failure by the Issuer or any of its Restricted Subsidiaries to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales" or "—Certain Covenants—Merger, Consolidation or Sale of Assets" or the provisions described in the third paragraph under the caption "—Certain Covenants—Guarantees" for 30 days after written notice by the Trustee or holders representing 25% or more of the aggregate principal amount of notes outstanding;

          (4)   failure by the Issuer or any of its Restricted Subsidiaries for 60 days after written notice by the Trustee or holders representing 25% or more of the aggregate principal amount of notes outstanding to comply with any of the agreements in the indenture or the security documents for the benefit of the holders of the notes other than those referred to in clauses (1)-(3) above;

          (5)   default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of the Issuer's Significant Subsidiaries (or any group of Restricted Subsidiaries of the Issuer that together would constitute a Significant Subsidiary of the Issuer), or the payment of which is guaranteed by the Issuer or any of the Issuer's Significant Subsidiaries (or any group of Restricted Subsidiaries of the Issuer that together would constitute a Significant Subsidiary of the Issuer), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

            (a)   is caused by a failure to make any payment when due at the final maturity of such Indebtedness (after giving effect to any applicable grace period) (a "Payment Default"); or

            (b)   results in the acceleration of such Indebtedness prior to its express maturity,

  and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $30.0 million or more;

          (6)   failure by the Issuer or any of the Issuer's Significant Subsidiaries (or any group of Restricted Subsidiaries of the Issuer that together would constitute a Significant Subsidiary of the Issuer) to pay non-appealable final judgments aggregating in excess of $30.0 million (excluding amounts covered by insurance or bonded) which judgments are not paid, discharged or stayed for a period of more than 60 days after such judgments have become final and non-appealable and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

          (7)   the occurrence of any of the following:

            (a)   any security document for the benefit of holders of the notes is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect in any material respect, other than in accordance with the terms of the relevant security documents; or

            (b)   except as permitted by the indenture, any first priority Lien for the benefit of holders of the notes purported to be granted under any security document for the benefit of holders of the notes on Collateral, individually or in the aggregate, having a fair market value in excess of $30.0 million ceases to be an enforceable and perfected first priority Lien in any material respect, subject only to Permitted Liens, and such condition continues for 60 days after written notice by the Trustee or the Collateral Trustee of failure to comply with such requirement; provided that it will not be an Event of Default under this clause 7(b) if such condition results from the action or inaction of the Trustee or the Collateral Trustee; or

            (c)   the Issuer or any Significant Subsidiary that is a Subsidiary Guarantor (or any such Subsidiary Guarantors that together would constitute a Significant Subsidiary), or any Person acting on behalf of any of them, denies or disaffirms, in writing, any material obligation of the Issuer or such Significant Subsidiary that is a Guarantor (or such Subsidiary Guarantors that together constitute a Significant Subsidiary) set forth in or arising under any security document for the benefit of holders of the notes;

          (8)   except as permitted by the indenture, any Note Guarantee of a Subsidiary Guarantor that is a Significant Subsidiary of the Issuer (or any such Subsidiary Guarantors that together would constitute a Significant Subsidiary) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect in any material respect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm in writing its obligations under its Note Guarantee if, and only if, in each such case, such Default continues for 21 days after notice of such Default shall have been given to the Trustee; and

          (9)   certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary of the Issuer (or any Restricted Subsidiaries of the Issuer that together would constitute a Significant Subsidiary).

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuer or any Significant Subsidiary of the Issuer (or any group of Restricted Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary), all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to the Issuer specifying the Event of Default(s).

        Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or premium, if any) if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the notes if in the best judgment of the Trustee acceleration is not in the best interest of the holders of the notes.

        In the event of any Event of Default specified in clause (5) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders, if within 20 days after such Event of Default arose:

          (1)   the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

          (2)   the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

          (3)   the default that is the basis for such Event of Default has been cured.

        The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture or the security documents except a continuing Default or Event of Default in the payment of interest on, premium, if any, on, or the principal of, the notes and may rescind any acceleration with respect to the notes and its consequences (provided such rescission would not conflict with any judgment of a court of competent jurisdiction). No such rescission shall affect any subsequent default or impair any right consequent thereon. The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the Trustee in personal liability, or that may be unduly prejudicial to the rights of holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of notes.

        The Issuer is required to deliver to the Trustee annually within 120 days after the end of each fiscal year a statement regarding compliance with the indenture. Within 30 days of becoming aware of any Default or Event of Default, the Issuer is required to deliver to the Trustee a statement specifying such Default or Event of Default unless such Default or Event of Default has been cured before the end of the 30-day period.

        In addition to acceleration of maturity of the notes, if an Event of Default occurs and is continuing, the Trustee, the Collateral Trustee and/or the holders of the notes will have the right to exercise remedies with respect to the Collateral, such as foreclosure, as are available under the indenture, the security documents and at law, subject to the terms of the Intercreditor Agreements.

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

        No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, or of Parent or any other direct or indirect parent of the Issuer, shall have any liability for any obligations of the Issuer or any Guarantor under the notes, the indenture, the Note Guarantees or the note documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Issuer may, at its option and at any time, elect to have all of the obligations of the Issuer discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees ("Legal Defeasance") and cure all then existing Events of Default except for:

          (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium on such notes when such payments are due from the trust referred to below;

          (2)   the Issuer's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer's and the Guarantors' obligations in connection therewith;

          (4)   the Legal Defeasance provisions of the indenture; and

          (5)   the optional redemption provisions of the indenture to the extent that Legal Defeasance is to be effected together with a redemption.

        In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantors released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute Events of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, a nationally recognized investment bank or a nationally recognized appraisal or valuation firm, to pay the principal of, or interest and premium on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the notes are being defeased to maturity or to a particular redemption date;

          (2)   in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the beneficial owners of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the beneficial owners of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from borrowing funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

          (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Issuer or any of its respective Subsidiaries are parties or by which the Issuer or any of its respective Subsidiaries are bound (other than that resulting with respect to any Indebtedness being defeased from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens in connection therewith);

          (6)   the Issuer must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others;

          (7)   if the notes are to be redeemed prior to their Stated Maturity, the Issuer must deliver to the Trustee irrevocable instructions to redeem all of the notes on the specified redemption date; and

          (8)   the Issuer must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

        The Collateral will be released from the Lien securing the notes, as provided under the caption "—Security—Collateral trust and notes priority intercreditor agreement—Release and Subordination of Liens on Collateral," upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Amendment, Supplement and Waiver

        Except as provided in the next three succeeding paragraphs, the indenture, the notes, the Note Guarantees, the security documents relating to the notes and the Intercreditor Agreements relating to the notes (subject to compliance with the applicable Intercreditor Agreements) may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes, the Note Guarantees, the security documents or the Intercreditor Agreements relating to the notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

          (1)   reduce the percentage of the aggregate principal amount of notes whose holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of, or change the Stated Maturity of, any note or alter the provisions, or waive any payment, with respect to the redemption of such notes (other than provisions relating to the covenants described under "—Repurchase at the Option of Holders" (except to the extent provided in clause (9) below));

          (3)   reduce the rate of, or change the time for, payment of interest on any note;

          (4)   waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

          (5)   make any note payable in money other than U.S. dollars;

          (6)   make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

          (7)   release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture or the Note Guarantees;

          (8)   impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder's notes or the Note Guarantees;

          (9)   amend, change or modify the obligation of the Issuer to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the covenant described under the caption "—Repurchase at the Option of Holders—Asset Sales" after the obligation to make such Asset Sale Offer has arisen or the obligation of the Issuer to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant described under the caption "—Repurchase at the Option of Holders—Change of Control" after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto; or

          (10) make any change in the amendment and waiver provisions, except to increase any such percentage required for such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

        In addition, any amendment to, or waiver of, the provisions of the indenture or any security document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the notes will require the consent of the holders of at least 66 2/3% in aggregate principal amount of the notes then outstanding (but only to the extent any such consent is required under the Intercreditor Agreements).

        Notwithstanding the preceding, without notice to or the consent of any holder of notes, the Issuer, the Guarantors and the Trustee may amend or supplement the indenture, the notes, the Note Guarantees or the security documents relating to the notes or the Intercreditor Agreements to:

          (1)   cure any ambiguity, omission, mistake, defect or inconsistency;

          (2)   provide for uncertificated notes in addition to or in place of certificated notes;

          (3)   provide for the assumption of the Issuer's or any Guarantor's obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Issuer's or such Guarantor's assets;

          (4)   make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights of such holder under the indenture in any material respect;

          (5)   comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

          (6)   comply with the provisions described under "—Certain Covenants—Guarantees";

          (7)   conform the text of the indenture, the notes, the Note Guarantees or any security document to any provision of this Description of Exchange Notes to the extent that such provision in this Description of Exchange Notes was intended to be a verbatim recitation of the indenture, the notes, the Note Guarantees or any security document;

          (8)   evidence and provide for the acceptance of appointment by a successor trustee, provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the indenture, or evidence and provide for a successor or replacement Collateral Trustee under the security documents;

          (9)   provide for the issuance of additional notes and related guarantees (and the grant of security for the benefit of the additional notes and related guarantees) in accordance with the terms of the indenture and the Collateral Trust and Notes Priority Intercreditor Agreement;

          (10) make, complete or confirm any grant of Collateral permitted or required by the indenture or any of the security documents or any release, termination or discharge of Collateral that becomes effective as set forth in the indenture or any of the security documents;

          (11) grant any Lien for the benefit of the holders of any future Subordinated Lien Debt or any present or future ABL Debt or Notes Priority Debt in accordance with the terms of the indenture and the Collateral Trust and Notes Priority Intercreditor Agreement;

          (12) add additional secured parties to the extent Liens securing obligations held by such parties are permitted under the indenture;

          (13) mortgage, pledge, hypothecate or grant a security interest in favor of the Collateral Trustee for the benefit of the Trustee and the holders of the notes as additional security for the payment and performance of the Issuer's and any Guarantor's obligations under the indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee or the Collateral Trustee in accordance with the terms of the indenture or otherwise;

          (14) provide for the succession of any parties to the security documents (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of any agreement in accordance with the terms of the indenture and the relevant security document;

          (15) provide for a reduction in the minimum denominations of the notes;

          (16) add a Guarantor or other guarantor under the indenture or release a Guarantor in accordance with the terms of the indenture;

          (17) add covenants for the benefit of the holders or surrender any right or power conferred upon either Issuer or any Guarantor;

          (18) make any amendment to the provisions of the indenture relating to the transfer and legending of notes as permitted by the indenture, including, without limitation, to facilitate the issuance and administration of the notes, provided that compliance with the indenture as so amended may not result in notes being transferred in violation of the Securities Act or any applicable securities laws;

          (19) provide for the assumption by one or more successors of the obligations of any of the Guarantors under the indenture and the Note Guarantees;

          (20) provide for the issuance of exchange notes and related guarantees in accordance with the terms of the indenture;

          (21) comply with the rules of any applicable securities depositary; and

          (22) make any changes that do not affect the legal rights of the holders of notes in any material respect in order to facilitate entry into any of the Intercreditor Agreements.

        The consent of the holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if the consent approves the substance of the proposed amendment.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

          (1)   either:

            (a)   all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (b)   all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

          (2)   no Default or Event of Default shall have occurred and be continuing (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the indenture and the notes issued thereunder on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than any such default resulting from any borrowing of funds to be applied to make the deposit and any similar simultaneous deposit relating to other Indebtedness, and the granting of Liens in connection therewith);

          (3)   the Issuer has or any Guarantor has paid or caused to be paid all sums payable by it under the indenture and not provided for by the deposit required by clause 1(b) above; and

          (4)   the Issuer has delivered irrevocable instructions to the Trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

        In addition, the Issuer must deliver an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

        The Collateral will be released from the Lien securing the notes, as provided under the caption "—Security—Collateral Trust and Notes Priority Intercreditor Agreement—Release of Liens on Collateral," upon a satisfaction and discharge in accordance with the provisions described above.

Concerning the Trustee

        Wells Fargo Bank, National Association is the Trustee under the indenture and has been appointed by the Issuer as paying agent and registrar with respect to the notes.

        If the Trustee becomes a creditor of the Issuer or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

        The indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the Trustee security, indemnity or prefunding satisfactory to it against any loss, liability or expense.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "ABL Bank Products" means any bank products agreements entered into with any lender under the ABL Credit Facility, its Affiliates or any other person permitted under the ABL Credit Facility.

        "ABL Cash Management Agreements" means any cash management agreements entered into with any lender under the ABL Credit Facility, its Affiliates or any other person permitted under the ABL Credit Facility.

        "ABL Collateral Agent" means any collateral agent, collateral trustee or other representative of lenders or holders of ABL Obligations party to the General Intercreditor Agreement or upon the refinancing or replacement of the ABL Credit Facility, or any successor representative acting in such capacity.

        "ABL Credit Facility" means that certain Amended and Restated Senior Secured Revolving Credit and Guaranty Agreement, dated as of March 18, 2011, among the borrowers and guarantors named therein (which may include the Issuer and the Guarantors as borrower, co-borrower, guarantor, obligor, co-obligor or otherwise), the lenders and agents from time to time party thereto, and Regions Bank, as administrative agent, and any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as further amended, restated, adjusted, waived, renewed, modified, refunded, replaced, restated, restructured, increased, supplemented or refinanced in whole or in part from time to time, regardless of whether such amendment, restatement, adjustment, waiver, modification, renewal, refunding, replacement, restatement, restructuring, increase, supplement or refinancing is with the same financial institutions (whether as agents or lenders) or otherwise and any one or more indentures, note purchase agreements, credit facilities, commercial paper facilities, or other financing arrangements or agreements that replace, refund or refinance all or any part of the loans, notes, or other commitments thereunder, including any such replacement, refunding or refinancing facility or indenture or other financing arrangements or agreements that increases the amount borrowable or issuable thereunder or alters the maturity thereof.

        "ABL Debt" means Indebtedness under the ABL Credit Facility, the ABL Documents, the ABL Bank Products, the ABL Hedge Agreements and the ABL Cash Management Agreements.

        "ABL Documents" means the ABL Credit Facility, any additional credit agreement, note purchase agreement, indenture or other agreement related thereto and all other loan or note documents, collateral or security documents, notes, guarantees, instruments and agreements governing or evidencing, or executed or delivered in connection with, the ABL Credit Facility, including the ABL Bank Products, the ABL Hedge Agreements and the ABL Cash Management Agreements, as such agreements or instruments may be amended, supplemented, modified, restated, replaced, renewed, refunded, restructured, increased or refinanced from time to time (including successive amendments, supplements, modifications, restatements, replacements, renewals, refundings, restructurings, increases and refinancings).

        "ABL Hedge Agreements" means any hedge agreements entered into with any lender under the ABL Credit Facility, its Affiliates or any other person permitted under the ABL Credit Facility.

        "ABL Obligations" means all indebtedness, liabilities and obligations (of every kind or nature) incurred or arising under or relating to the ABL Documents and all other obligations in respect thereof.

        "Acquired Debt" means, with respect to any specified Person:

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into, or becomes a Subsidiary of, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by the specified Person.

        "Act of Required Notes Priority Debtholders" means, as to any matter, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of Notes Priority Debt representing the Required Notes Priority Debtholders.

        For purposes of this definition, (a) Secured Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding, and (b) votes will be determined in accordance with the provisions described above under the caption "—Security—Collateral Trust and Notes Priority Intercreditor Agreement—Voting."

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings.

        "After Acquired Property" means any and all assets or property (other than Excluded Assets) acquired after the date of the indenture which constitute Collateral.

        "Applicable Premium" means, with respect to any note on any redemption date, the greater of:

          (1)   1.0% of the principal amount of the note; or

          (2)   the excess of:

            (a)   the present value at such redemption date of (i) the redemption price of the note at April 1, 2013 (such redemption price being set forth in the table appearing above under the caption "—Optional Redemption"), plus (ii) all required interest payments due on the note through April 1, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

            (b)   the principal amount of the note.

        "Asset Sale" means:

          (1)   the sale, lease (other than operating leases in the ordinary course of business), conveyance or other disposition of any property or assets, other than Equity Interests of the Issuer; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer and the Issuer's Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the covenant described under the caption "—Repurchase at the Option of Holders—Asset Sales";

          (2)   the issuance of Equity Interests by any of the Issuer's Restricted Subsidiaries or the sale by the Issuer or any Restricted Subsidiary thereof of Equity Interests in any of its Restricted Subsidiaries (other than directors' qualifying shares); and

          (3)   an Event of Loss.

        Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:

          (1)   any single transaction or series of related transactions or Event of Loss that involves property or assets having a fair market value of less than $5.0 million;

          (2)   a transfer of property or assets between or among the Issuer, its Restricted Subsidiaries and any Guarantor;

          (3)   an issuance of Equity Interests by a Restricted Subsidiary of the Issuer to the Issuer or to another Restricted Subsidiary thereof;

          (4)   the sale, lease, assignment, license or sublease of equipment, inventory, accounts receivable or other assets in the ordinary course of business (including, without limitation, any Collateral);

          (5)   the sale or other disposition of cash or Cash Equivalents;

          (6)   a Restricted Payment that is permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment;

          (7)   any sale, exchange or other disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable or unnecessary for use in connection with the business of the Issuer or its Restricted Subsidiaries and any sale or disposition of property in connection with scheduled turnarounds, maintenance and equipment and facility updates;

          (8)   the licensing or sub-licensing of intellectual property in the ordinary course of business or consistent with past practice;

          (9)   any sale or other disposition deemed to occur with creating, granting or perfecting a Lien not otherwise prohibited by the indenture or the note documents;

          (10) any issuance, sale, or transfer of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

          (11) the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of business;

          (12) foreclosures, condemnations or any similar action on assets;

          (13) the lease, assignment or sublease of any real or personal property in the ordinary course of business; and

          (14) sales of accounts receivable, or participations therein, and any related assets, in connection with any Permitted Receivables Financing.

        "Asset Sale Offer" has the meaning assigned to that term in the indenture governing the notes.

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if the sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of Capital Lease Obligation.

        "Bankruptcy Code" means Title 11 of the United States Code.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms "Beneficially Owns" and "Beneficially Owned" shall have a corresponding meaning.

        "Board of Directors" means:

          (1)   with respect to a corporation, the board of directors of the corporation, or a duly authorized committee thereof;

          (2)   with respect to a partnership, the Board of Directors of the general partner of the partnership; and

          (3)   with respect to any other Person, the board or committee of such Person serving a similar function.

        "Borrowing Base" means, as of any date, an amount equal to:

          (1)   90% of the face amount of all accounts receivable owned by the Issuer and its Restricted Subsidiaries as of the end of the month preceding such date that were not more than 60 days past due; plus

          (2)   85% of the book value of all inventory owned by the Issuer and its Restricted Subsidiaries as of the end of the month preceding such date.

        "business day" means any day other than a Legal Holiday.

        "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means:

          (1)   in the case of a corporation, corporate stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than two years from the date of acquisition;

          (3)   time deposits, demand deposits, money market deposits, certificates of deposit and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year from the date of acquisition and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $250.0 million (or $100.0 million in the case of a non-U.S. bank).

          (4)   repurchase obligations for underlying securities of the types described in clauses (2), (3) and (7) entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5)   commercial paper rated at least P-1 by Moody's Investors Service, Inc. or at least A-1 by Standard & Poor's Rating Services (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another rating agency) and in each case maturing within two years after the date of acquisition;

          (6)   marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody's or S&P, respectively, or liquidity funds or other similar money market mutual funds, with a rating of at least Aaa by Moody's or AAAm by S&P (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another rating agency);

          (7)   securities issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority of any such state, commonwealth or territory or any public instrumentality thereof, maturing within two years from the date of acquisition thereof and having an investment grade rating from Moody's Investors Service, Inc. or Standard & Poor's Rating Services;

          (8)   money market funds (or other investment funds) at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (7) of this definition;

          (9)   (a) Euros or any national currency of any participating member state of the EMU;

          (b)   local currency held by the Issuer or any of its Restricted Subsidiaries from time to time in the ordinary course of business;

          (c)   securities issued or directly and fully guaranteed by the sovereign nation or any agency thereof (provided that the full faith and credit of such sovereign nation is pledged in support thereof) in which the Issuer or any of its Restricted Subsidiaries is organized or is conducting business having maturities of not more than one year from the date of acquisition; and

          (d)   investments of the type and maturity described in clauses (3) through (8) above of foreign obligors, which investments or obligors satisfy the requirements and have ratings described in such clauses.

        "Change of Control" means the occurrence of any of the following:

          (1)   the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than one or more Permitted Holders;

          (2)   the adoption of a plan relating to the liquidation or dissolution of the Issuer (unless, after such liquidation or dissolution, Parent assumes all of the obligations of the Issuer under the indenture and the security documents for the benefit of holders of the notes as provided thereunder);

          (3)   any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, except that in no event shall the parties to the Stockholders Agreement be deemed a "group" solely by virtue of being parties to the Stockholders Agreement as in effect on the date hereof), other than one or more Permitted Holders or a Permitted Group, has become the ultimate Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of the Issuer;

          (4)   the first day on which a majority of the members of the Board of Directors of the Issuer or the Parent are not Continuing Directors; or

          (5)   a "Change of Control" shall have occurred under the Senior Unsecured Loan;

provided, however, that a transaction in which Parent becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if (a) the shareholders of Parent immediately prior to such transaction "beneficially own" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding voting stock of Parent, immediately following the consummation of such transaction or (b) immediately following the consummation of such transaction, no "person" (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), "beneficially owns" (as such term is defined above), directly or indirectly through one or more intermediaries, more than 35% of the voting power of the outstanding voting stock of the Parent; and provided, further, however, that any transaction in which the Issuer remains a Wholly Owned Restricted Subsidiary of Parent, but one or more intermediate holding companies between Parent and the Issuer are added, liquidated, merged or consolidated out of existence, shall not constitute a Change of Control. A person or group shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement.

        "Change of Control Offer" has the meaning assigned to that term in the indenture governing the notes.

        "Class" means (1) in the case of Notes Priority Debt, every Series of Notes Priority Debt, taken together, (2) in the case of ABL Priority Debt, every Series of ABL Priority Debt, taken together and (3) in the case of Subordinated Lien Debt, every Series of Subordinated Lien Debt, taken together.

        "Collateral" means all assets and properties of the Issuer and the Guarantors subject to Liens created by the security documents related to the notes, but excluding Excluded Assets.

        "Collateral Trust and Notes Priority Intercreditor Agreement" means the Collateral Trust and Notes Priority Intercreditor Agreement among the Issuer, the Guarantors, the Trustee, the Collateral Trustee and any other agent, trustee or representative of additional Notes Priority Debt and the other parties thereto from time to time, as such agreement may be amended, restated, supplemented, modified and/or replaced from time to time.

        "Collateral Trustee" means Wells Fargo Bank, National Association in its capacity as collateral trustee under the General Intercreditor Agreement, together with its successors in such capacity.

        "Commission" means the United States Securities and Exchange Commission and any successor organization.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

          (1)   provision for taxes based on income or profits or capital gains of such Person and its Restricted Subsidiaries for such period, including without limitation state, franchise and similar taxes and foreign withholding taxes of such Person and its Restricted Subsidiaries paid or accrued during such period (including, without duplication, the amount of any payments made pursuant to clauses 12(a) and 12(b) of paragraph (B) under "Certain Covenants—Restricted Payments"), to the extent that such provision for taxes or payment was deducted in computing such Consolidated Net Income; plus

          (2)   Fixed Charges of such Person and its Restricted Subsidiaries for such period (including without limitation (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities), to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

          (3)   depreciation and amortization (including amortization or impairment write-offs of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation and amortization was deducted in computing such Consolidated Net Income; plus

          (4)   any other non-cash expenses or charges, including any impairment charge or asset write-offs or write-downs related to intangible assets (including goodwill), long-lived assets, and Investments in debt and equity securities pursuant to GAAP, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated Cash Flow to such extent, and excluding amortization of a prepaid cash expense or charge that was paid in a prior period); plus

          (5)   the amount of any integration costs or other business optimization expenses or costs deducted (and not added back) in such period in computing Consolidated Net Income incurred in connection with acquisitions, including any costs related to the closure and/or consolidation of facilities, and severance and relocation cost; plus

          (6)   the amount of any minority interest expense consisting of income of a Restricted Subsidiary attributable to minority equity interests of third parties in any non-Wholly Owned Restricted Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

          (7)   any extraordinary, non-recurring or unusual gain or loss or expense, together with any related provision for taxes, to the extent deducted in computing such Consolidated Net Income; plus

          (8)   the amount of cash restructuring charges not to exceed (x) $10.0 million in any twelve-month period and (y) $25.0 million in the aggregate (through the maturity of the notes), to the extent deducted in computing such Consolidated Net Income; minus

          (9)   non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (1)   the Net Income of any Person, other than the specified Person, that is not a Restricted Subsidiary of the specified Person or that is accounted for by the equity method of accounting shall not be included, except that Consolidated Net Income shall be increased by the amount of dividends or distributions or other payments that are paid in cash (or to the extent converted into cash) or Cash Equivalents to the specified Person or a Restricted Subsidiary thereof during such period;

          (2)   solely for the purpose of determining the amount available for Restricted Payments under clause 3(a) of the first paragraph under "—Certain Covenants—Restricted Payments," the Net Income of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders, unless such restrictions with respect to the declaration and payment of dividends or distributions have been properly waived for such entire period; provided that Consolidated Net Income will be increased by the amount of dividends or other distributions or other payments paid in cash (or to the extent converted into cash) or Cash Equivalents to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

          (3)   the cumulative effect of a change in accounting principles shall be excluded;

          (4)   any amortization of fees or expenses that have been capitalized shall be excluded;

          (5)   non-cash charges relating to employee benefit or management compensation plans of the Issuer or any Restricted Subsidiary thereof or any non-cash pension expenses or non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards for the benefit of the members of the Board of Directors of Parent, any direct or indirect parent of the Issuer, or the Issuer or officers or employees of Parent, any direct or indirect parent of the Issuer, or the Issuer and its Restricted Subsidiaries shall be excluded (other than in each case any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period);

          (6)   any non-recurring charges or expenses incurred in connection with the Refinancing Transaction shall be excluded;

          (7)   any non-cash restructuring charges shall be excluded;

          (8)   any non-cash impairment charge or asset write-off, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP, shall be excluded;

          (9)   any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any sale of assets outside the ordinary course of business of such Person or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or (c) the extinguishment of any Indebtedness or Hedging Obligations or other derivative instruments of such Person or any of its Restricted Subsidiaries shall, in each case, be excluded;

          (10) any after-tax effect of income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall, in each case, be excluded;

          (11) any noncash impact attributable to the application of the purchase method of accounting in accordance with GAAP, including without limitation the total amount of depreciation and amortization, cost of sales or other noncash expense resulting from the write up of assets for such period on a consolidated basis in accordance with GAAP to the extent such noncash expense results from such purchase accounting adjustments;

          (12) any fees and expenses incurred during such period, or any amortization or writeoff thereof for such period, in connection with any acquisition, disposition, recapitalization, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, financing transaction or amendment or modification of any debt instrument (including, in each case, any such transaction undertaken but not completed) and any charges or nonrecurring merger costs incurred during such period as a result of any such transaction, shall be excluded;

          (13) accruals and reserves that are established or adjusted within 12 months of the date of original issue of the notes that are so required to be established or adjusted as a result of the Refinancing Transaction in accordance with GAAP shall be excluded;

          (14) unrealized gains and losses related to Hedging Obligations shall be excluded;

          (15) the Net Income will be reduced by the amount of any payments made pursuant to clauses 12(a) and 12(b) of paragraph (B) under "Certain Covenants—Restricted Payments;"

          (16) any gain or loss realized upon the termination of any employee benefit plan together with any related provision for taxes (or the tax effect of any such termination) shall be excluded;

          (17) gains or losses resulting from the translation into U.S. dollars of long term and intercompany obligations; and

          (18) amortization of any amounts required or permitted by SFAS 141(R) (including noncash write-ups or noncash charges relating to inventory and fixed assets) or SFAS 142 (including noncash charges related to intangible assets and goodwill) to be recorded on such Person's balance sheet.

        "Consolidated Secured Indebtedness" means, as of any date of determination, Consolidated Total Indebtedness secured by Liens.

        "Consolidated Total Assets" of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption "Total Assets" (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter for which internal financial statements are available (giving pro forma effect to any acquisitions or dispositions of assets or properties that have been made by the specified Person or any of its Restricted Subsidiaries subsequent to the date of such balance sheet, including through mergers or consolidations).

        "Consolidated Total Indebtedness" means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and the Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capital Lease Obligations, Attributable Debt in respect of Sale and Lease Back Transactions and debt obligations evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (and excluding (x) any undrawn letters of credit, (y) all obligations relating to any Permitted Receivables Facility and (z) any intercompany Indebtedness) and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Disqualified Stock and preferred stock of the Restricted Subsidiaries (excluding items eliminated in consolidation), with the amount of such Disqualified Stock and preferred stock equal to the greater of their respective voluntary or involuntary liquidation preferences and Maximum Fixed Repurchase Prices, in each case determined on a consolidated basis, and only to the extent required to be recorded on a balance sheet, in accordance with GAAP. For purposes hereof, the "Maximum Fixed Repurchase Price" of any Disqualified Stock or preferred stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or preferred stock as if such Disqualified Stock or preferred stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or preferred stock, such fair market value shall be determined reasonably and in good faith by the Issuer.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Issuer or Parent, as the case may be, who:

          (1)   was a member of such Board of Directors on the date of the indenture; or

          (2)   was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

        "Contribution Indebtedness" means Indebtedness of the Issuer or any Subsidiary Guarantor in an aggregate principal amount equal to the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Issuer or such Subsidiary Guarantor after the date of the indenture; provided that:

          (1)   such cash contributions have not been used to make a Restricted Payment, and

          (2)   such Contribution Indebtedness (a) is incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers' Certificate on the incurrence date thereof.

        "controlled foreign corporation" means (i) a controlled foreign corporation within the meaning of Section 957(a) of the United States Internal Revenue Code of 1986, as amended and (ii) New Holdco BV and any of its subsidiaries.

        "Credit Facilities" means one or more debt facilities (including, without limitation, the ABL Credit Facility), credit agreements, commercial paper facilities, note purchase agreements, indentures, or other agreements, in each case with banks, lenders, purchasers, investors, trustees, agents or other representatives of any of the foregoing, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables or interests in receivables to such lenders or other persons or to special purpose entities formed to borrow from such lenders or other persons against such receivables or sell such receivables or interests in receivables and including Permitted Receivables Financings), letters of credit, notes or other borrowings or other extensions of credit, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time, including any replacement, refunding or refinancing facility or agreement that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds entities as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender, group of lenders, or otherwise.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary of the Issuer in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

        "Designated Preferred Stock" means preferred stock of Parent, the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to the Issuer or any of their Subsidiaries) and is so designated as Designated Preferred Stock pursuant to an Officer's Certificate executed by the principal financial officer of Parent, the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof.

        "Directing Notes Priority Representative" means:

          (1)   the Trustee; and

          (2)   if no obligations under the indenture are outstanding, and any other Notes Priority Obligations are outstanding, the respective creditor or any trustee, agent or representative thereof designated in accordance with the Collateral Trust and Notes Priority Intercreditor Agreement;

provided, that the Collateral Trustee shall not be deemed to have knowledge of any change in the "Directing Notes Priority Representative" unless it receives written notice thereof from the Issuer; provided, further, that the "Directing Notes Priority Representative" may, but shall not be required to, await direction by an Act of Required Notes Priority Debtholders and will act, or decline to act, as directed by an Act of Required Notes Priority Debtholders, in respect of any act that requires the direction of the "Directing Notes Priority Representative."

        "Discharge of Notes Priority Obligations" means:

          (1)   payment in full in cash of the principal of and interest (including interest accruing on or after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding), on all Indebtedness outstanding under the Notes Priority Documents and constituting Notes Priority Obligations;

          (2)   payment in full in cash of all Hedging Obligations constituting Notes Priority Obligations or the cash collateralization of all such Hedging Obligations on terms satisfactory to each applicable counterparty;

          (3)   payment in full in cash of all other Notes Priority Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid (other than any indemnification obligations for which no claim or demand for payment, whether oral or written, has been made at such time);

          (4)   termination or expiration of all commitments, if any, to extend credit that would constitute Notes Priority Obligations; and

          (5)   termination or cash collateralization (in an amount and manner reasonably satisfactory to the Collateral Trustee, but in no event greater than 105% of the aggregate undrawn face amount) of all letters of credit issued under the Notes Priority Documents and constituting Notes Priority Obligations.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, however, that only the portion of the Capital Stock which so matures, is mandatorily redeemable or is redeemable at the option of the holder prior to such date shall be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a Change of Control (or similarly defined term) or an Asset Sale (or similarly defined term) shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments." The term "Disqualified Stock" shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 91 days after the date on which the notes mature. Disqualified Stock shall not include Capital Stock which is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

        "Domestic Subsidiary" means any Restricted Subsidiary of the Issuer that was formed under the laws of the United States or any state of the United States or the District of Columbia.

        "EN BV" means Euramax Netherlands B.V.

        "equally and ratably" means, in reference to sharing of Liens or proceeds thereof as between holders of Secured Obligations within the same Class, that such Liens or proceeds:

          (1)   will be allocated and distributed first to the Secured Debt Representative for each outstanding Series of Notes Priority Debt, ABL Debt or Subordinated Lien Debt within that Class, for the account of the holders of such Series of Notes Priority Debt, ABL Debt or Subordinated Lien Debt, ratably in proportion to the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit and whether for payment or cash collateralization) on, each outstanding Series of Notes Priority Deb, ABL Debt or Subordinated Lien Debt within that Class when the allocation or distribution is made, and thereafter; and

          (2)   will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit and whether for payment or cash collateralization) on all outstanding Secured Obligations within that Class) to the Secured Debt Representative for each outstanding Series of Notes Priority Debt, ABL Debt or Subordinated Lien Debt within that Class, for the account of the holders of any remaining Secured Obligations within that Class, ratably in proportion to the aggregate unpaid amount of such remaining Secured Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative and the Collateral Trustee) prior to the date such distribution is made.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Event of Loss" means, with respect to any property or asset, any (i) loss or destruction of, or damage to, such property or assets or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

        "Excluded Contribution" means net cash proceeds received by the Issuer and its Restricted Subsidiaries as capital contributions after the date of the indenture or from the issuance or sale (other than to a Restricted Subsidiary) of Equity Interests (other than Disqualified Stock) of the Issuer (or Parent or a direct or indirect parent of the Issuer to the extent contributed to the Issuer), in each case to the extent designated as an Excluded Contribution pursuant to an Officers' Certificate and not previously included in the calculation set forth in clause (3)(b) of paragraph (A) of "Certain Covenants—Restricted Payments" for purposes of determining whether a Restricted Payment may be made.

        "Excluded Subsidiary" means any Subsidiary that is:

          (1)   a controlled foreign corporation;

          (2)   a Subsidiary of a controlled foreign corporation; and

          (3)   a Restricted Subsidiary of the Issuer; provided that (a) the total assets of all Restricted Subsidiaries that are Excluded Subsidiaries solely as a result of this clause (3), as reflected on their respective most recent balance sheets prepared in accordance with GAAP, do not in the aggregate at any time exceed $1.0 million and (b) the total revenues of all Restricted Subsidiaries that are Excluded Subsidiaries solely as a result of this clause (3) for the twelve-month period ending on the last day of the most recent fiscal quarter for which financial statements for the Issuer are available, as reflected on such income statements, do not in the aggregate exceed $5.0 million.

          For the sake of clarity, (i) New US LLC 1, which upon consummation of this offering will be a Subsidiary of New Holdco BV and (ii) New US LLC 2, which upon consummation of this offering will be a Subsidiary of EN BV, shall each be an Excluded Subsidiary, the capital stock of each will not be pledged as Collateral, and each shall not be a Guarantor.

        "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. For purposes of determining compliance with the provisions of the indenture described under the caption "—Certain Covenants," unless provided otherwise, any determination that the fair market value of assets other than cash or Cash Equivalents is equal to or greater than

$20.0 million will be made by the Issuer's or Parent's Board of Directors and evidenced by a resolution thereof and set forth in an Officers' Certificate.

        "Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, retires or redeems any Indebtedness or issues, repurchases or redeems preferred stock or Disqualified Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, retirement or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock or Disqualified Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

        In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

          (1)   Investments, acquisitions, dispositions, mergers, consolidations, business restructurings, operational changes and any financing transactions relating to any of the foregoing (collectively, "relevant transactions"), in each case that have been made by the specified Person or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, including Pro Forma Cost Savings; if since the beginning of such period any Person that subsequently becomes a Restricted Subsidiary of the Issuer or was merged with or into the Issuer or any Restricted Subsidiary thereof since the beginning of such period shall have made any relevant transaction that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such relevant transaction had occurred at the beginning of the applicable four-quarter period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, including Pro Forma Cost Savings;

          (2)   the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded;

          (3)   the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

          (4)   consolidated interest expense attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period. Interest on Indebtedness that may optionally be determined at an interest rate based on a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate. Interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based on the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition.

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

          (1)   the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, to the extent deducted (and not added back) in computing Consolidated Net Income, including, without limitation, (a) amortization of original issue discount, (b) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (c) the interest component of any deferred payment obligations, (d) the interest component of all payments associated with Capital Lease Obligations, (e) imputed interest with respect to Attributable Debt, (f) commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and (g) net of the effect of all payments made or received pursuant to interest rate Hedging Obligations, but in each case excluding (v) accretion of accrual of discounted liabilities not constituting Indebtedness, (w) any expense resulting from the discounting of any outstanding Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and (y) any expensing of bridge, commitment or other financing fees; plus

          (2)   the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

          (3)   any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

          (4)   the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries, and all cash dividends on any series of preferred stock of any Restricted Subsidiary of such Person, other than dividends on Equity Interests payable solely in Equity Interests of the Issuer (other than Disqualified Stock) or to the Issuer or a Restricted Subsidiary of the Issuer, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, less

          (5)   interest income for such period,

in each case, on a consolidated basis and in accordance with GAAP.

        "Foreign Subsidiary" means any Restricted Subsidiary of the Issuer other than a Domestic Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States as in effect on the date of the indenture. For clarity purposes, in determining whether a lease is a capitalized lease or an operating lease and whether interest expense exists, such determination shall be made in accordance with GAAP as in effect on the date of the indenture. At any time after the date of the indenture, the Issuer may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in the indenture); provided that any such election, once made, shall be irrevocable; provided further, that any calculation or determination in the indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Issuer's election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Issuer shall give notice of any such election made in accordance with this definition to the Trustee and the holders of notes.

        "General Intercreditor Agreement" means the General Intercreditor Agreement dated March 18, 2011, among the Issuer, the Guarantors, the ABL Collateral Agent and the Collateral Trustee or any

other persons from time to time party thereto, substantially as described herein, as it may be amended or supplemented from time to time in accordance with the indenture.

        "Government Securities" means (1) securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) securities that are obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America.

        "Grantors" means, collectively, the Issuer and the Guarantors.

        "Guarantee" means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

        "Guarantors" means:

          (1)   Parent;

          (2)   each direct or indirect Wholly Owned Restricted Subsidiary of the Issuer on the date of the indenture (other than Excluded Subsidiaries);

          (3)   any other Restricted Subsidiary of the Issuer that has issued a guarantee of any other Indebtedness of the Issuer or any Guarantor or otherwise is an obligor under the ABL Credit Facility; and

          (4)   any other Restricted Subsidiary of the Issuer that executes a Note Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns until released from their obligations under their Note Guarantees and the indenture in accordance with the terms of the indenture.

        "Hedge Agreement Outstanding Amount" means the aggregate amount that would be payable, as determined in the reasonable good faith judgment of each counterparty under each Hedge Agreement which constitutes Notes Priority Debt, consistent with the prevailing market practice, under and in accordance with the terms of the applicable Hedge Agreement which constitutes Notes Priority Debt if the transactions under such Hedge Agreement were terminated on the date two Business Days prior to the date of any vote requiring the Act of the Required Notes Priority Debtholders, or if the transactions under such Hedge Agreement were previously terminated, the termination amount, which remains unpaid as of the Business Day preceding any Act of Required Notes Priority Debtholders.

        "Hedge Agreements" means:

          (1)   interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of fixing, hedging, mitigating or swapping interest rate risk either generally or under specific contingencies;

          (2)   foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of fixing, hedging, mitigating or swapping foreign currency exchange rate risk either generally or under specific contingencies; and

          (3)   commodity swap agreements, commodity cap agreements or commodity collar agreements designed for the purpose of fixing, hedging, mitigating or swapping commodity risk either generally or under specific contingencies.

        "Hedging Obligations" means the obligations owed by the Issuer and the Guarantors to the counterparties under the Hedge Agreements, including any guarantee obligations in respect thereof.

        "holder" means a Person in whose name a note is registered.

        "IFRS" means the international accounting standards promulgated by the International Accounting Standards Board and its predecessors, as adopted by the European Union, as in effect from time to time.

        "incur" means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Issuer will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Issuer and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock (to the extent provided for when the Indebtedness or Disqualified Stock on which such interest or dividend is paid was originally issued) shall be considered an incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Fixed Charges of the Issuer or its Restricted Subsidiary as accrued and the amount of any such accretion or payment of interest in the form of additional Indebtedness or additional shares of Disqualified Stock is for all purposes included in the Indebtedness of the Issuer or its Restricted Subsidiary as accreted or paid.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

          (1)   in respect of borrowed money;

          (2)   evidenced by bonds, notes, debentures or similar instruments;

          (3)   evidenced by letters of credit (or reimbursement agreements in respect thereof), but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in clause (1) or (2) above or clause (4), (5), (6), (7) or (8) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the fifth business day following receipt by such Person of a demand for reimbursement;

          (4)   in respect of banker's acceptances;

          (5)   in respect of Capital Lease Obligations and Attributable Debt;

          (6)   in respect of the balance deferred and unpaid of the purchase price of any property, except (i) any such balance that constitutes an accrued expense or trade payable or similar obligation to a trade creditor and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP;

          (7)   representing Hedging Obligations, other than Hedging Obligations that are incurred in the normal course of business and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; or

          (8)   representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price.

In addition, the term "Indebtedness" includes (1) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and (2) to the extent not otherwise included, the Guarantee by the specified Person of any

Indebtedness of any other Person. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the Board of Directors of the Issuer or Parent.

        The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:

          (1)   the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

          (2)   the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness;

provided that Indebtedness shall not include:

            (i)  any liability for foreign, federal, state, local or other taxes,

           (ii)  performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations not in connection with money borrowed, in each case provided in the ordinary course of business, including those incurred to secure health, safety and environmental obligations in the ordinary course of business,

          (iii)  any liability arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such liability is extinguished within five business days of its incurrence,

          (iv)  any liability owed to any Person in connection with workers' compensation, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business,

           (v)  any indebtedness existing on the date of the indenture that has been satisfied and discharged or defeased by legal defeasance, or

          (vi)  agreements providing for indemnification, adjustment of purchase price or earnouts or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Issuer or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition or acquisition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received in connection with such transaction.

        No Indebtedness of any Person will be deemed to be contractually subordinated in right of payment to any other Indebtedness of such Person solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

        "Insolvency or Liquidation Proceeding" means:

          (1)   any voluntary or involuntary case or proceeding under the Bankruptcy Code with respect to either Issuer or any Guarantor;

          (2)   any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to either Issuer or any Guarantor or with respect to a material portion of their respective assets;

          (3)   any liquidation, dissolution, reorganization or winding up of either Issuer or any Guarantor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy; or

          (4)   any assignment for the benefit of creditors or any other marshalling of assets and liabilities of either Issuer or any Guarantor.

        "Intercreditor Agreements" means, collectively, the General Intercreditor Agreement and the Collateral Trust and Notes Priority Intercreditor Agreement.

        "Investment Grade Securities" means:

          (1)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof;

          (2)   debt securities or debt instruments with an investment grade rating (but not including any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries);

          (3)   investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) above which fund may also hold immaterial amounts of cash pending investment or distribution; and

          (4)   corresponding instruments in countries other than the United States customarily utilized for high quality investments.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees, but excluding advances to customers or suppliers and trade credit in the ordinary course of business to the extent they are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Issuer or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business), advances (excluding commission, payroll, travel and similar advances to officers, directors and employees made in the ordinary course of business, and excluding advances set forth in the preceding parenthetical), capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. In no event shall a guarantee of an operating lease of the Issuer or any Restricted Subsidiary be deemed an Investment.

        If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Issuer, the Issuer shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investment in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." The acquisition by the Issuer or any Restricted Subsidiary of the Issuer of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Issuer or such Restricted Subsidiary in such third Person only if such Investment was made in contemplation of, or in connection with, the acquisition of such Person by the Issuer or such Restricted Subsidiary and the amount of any such Investment shall be determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including (1) any conditional sale or other title retention agreement, (2) any lease in the nature thereof, (3) any option or other agreement to sell or give a security interest and (4) any filing, authorized by or on behalf of the relevant grantor, of any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Lien Priority Confirmation" means:

          (1)   as to any additional ABL Debt, the written agreement of the holders of such additional ABL Debt, or their applicable representative, for the enforceable benefit of the ABL Collateral Agent, all existing and future holders of ABL Debt and each representative with respect thereto, the Collateral Trustee, all holders of each existing and future Notes Priority Debt, each existing and future representative with respect thereto, the Subordinated Collateral Trustee, all holders of existing and future Subordinated Lien Debt, if any, and each existing and future representative with respect thereto:

            (a)   that such representative and all other holders of obligations in respect of such ABL Debt are bound by the provisions of the General Intercreditor Agreement;

            (b)   consenting to and directing the ABL Collateral Agent to act as agent for such additional ABL Debt or such representative, as applicable, and perform its obligations under the General Intercreditor Agreement; and

            (c)   that the holders of such obligations in respect of such additional ABL Debt are bound by the General Intercreditor Agreement; and

          (2)   as to any additional Notes Priority Debt, the written agreement of the holders of such additional Notes Priority Debt, or their applicable representative, for the enforceable benefit of the Collateral Trustee, all holders of each existing and future Notes Priority Debt, each existing and future representative with respect thereto, the Subordinated Collateral Trustee, all holders of future Subordinated Lien Debt, if any, and each existing and future representative with respect thereto, the ABL Collateral Agent, all holders of ABL Debt and each representative with respect thereto:

            (a)   that such representative and all other holders of obligations in respect of such Notes Priority Debt are bound by the provisions of the Intercreditor Agreements;

            (b)   consenting to and directing the Collateral Trustee to act as agent for such additional Notes Priority Debt or such representative, as applicable, and perform its obligations under Intercreditor Agreements and the security documents related to the notes; and

            (c)   that the holders of such obligations in respect of such additional Notes Priority Debt are bound by the Intercreditor Agreements; and

          (3)   as to any Subordinated Lien Debt, if any, the written agreement of the holders of such debt, or their applicable representative, for the enforceable benefit of the Subordinated Collateral Trustee, all holders of future Subordinated Lien Debt, if any, each existing and future representative with respect thereto, the Collateral Trustee, all holders of existing and future Notes

  Priority Debt and each existing and future representative with respect thereto and the ABL Collateral Agent, all holders of ABL Debt and each representative with respect thereto:

            (a)   that such representative and all the other holders of obligations in respect of such Subordinated Lien Debt are bound by the provisions of the General Intercreditor Agreement;

            (b)   consenting to and directing the Subordinated Collateral Trustee to act as agent for such Subordinated Lien Debt or such representative, as applicable, and perform its obligations under the General Intercreditor Agreement and the applicable collateral documents; and

            (c)   that the holders of such obligations in respect of such Subordinated Lien Debt are bound by the General Intercreditor Agreement.

        "Majority Holders" means, with respect to any Series of Notes Priority Debt, the holders of more than 50% of the Notes Priority Obligations (determined as provided in the first sentence of the definition of Required Notes Priority Debtholders) in respect thereof.

        "Moody's" means Moody's Investors Service Inc. and any successor to the rating agency business thereto.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of dividends on preferred stock.

        "Net Proceeds" means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale and the sale or other disposition of any non-cash consideration, including, without limitation, legal, accounting and investment banking fees, and brokerage or sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale, or required to be paid as a result of such sale, (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, as well as any other reserve established in accordance with GAAP related to pension and other post-employment benefit liabilities, liabilities related to environmental matters, or any indemnification obligations associated with such transaction and (5) in the case of Net Proceeds relating to an Event of Loss, the amount of any insurance recovery that would otherwise constitute Net Proceeds shall be reduced by the amount of cash invested by the Issuer to rebuild, replace, repair, restore or reconstruct prior to receipt of such insurance proceeds.

        "New Holdco BV" means Gaula Holding B.v., a private company with limited liability formed under the laws of the Netherlands and acquired by the Issuer in connection with the planned restructuring of the Issuer's Foreign Subsidiaries.

        "New US LLC 1" means Emax Products LLC, a limited liability company organized under the laws of the State of Delaware formed by the Issuer in connection with the planned restructuring of the Issuer's Foreign Subsidiaries.

        "New US LLC 2" means EMAX Metals LLC, a limited liability company organized under the laws of the State of Delaware formed by EN BV in connection with the planned restructuring of the Issuer's Foreign Subsidiaries.

        "New York Uniform Commercial Code" means the Uniform Commercial Code as in effect from time to time in the State of New York.

        "note documents" means the indenture, the notes and the security documents related to the notes, each as amended or supplemented in accordance with the terms thereof.

        "Note Guarantee" means a Guarantee of the notes pursuant to the indenture.

        "Notes Priority Collateral" means all of the assets of the Issuer and the Guarantors including real estate equipment and intellectual property, other than the ABL Priority Collateral and Excluded Assets and subject to certain exceptions set forth in the General Intercreditor Agreement.

        "Notes Priority Debt" means the indenture, the notes and, to the extent issued or outstanding, any Indebtedness or Hedging Obligations of the Issuer or Guarantors designated as such by the Issuer in writing to the Collateral Trustee, the Subordinated Collateral Trustee and the ABL Collateral Agent; provided that:

          (1)   on or before the date on which such Indebtedness or Hedging Obligation is incurred, an officer's certificate is delivered to the Collateral Trustee, the Subordinated Collateral Trustee, if any, and the ABL Collateral Agent designating such Indebtedness as "Notes Priority Debt" for the purposes of the Notes Priority Documents and the Subordinated Lien Documents, if any, and the ABL Documents;

          (2)   such Indebtedness or Hedging Obligation is evidenced or governed by an indenture, credit agreement, loan agreement, note agreement, promissory note or other agreement or instrument that includes a Lien Priority Confirmation;

          (3)   such Indebtedness or Hedging Obligation is designated as Notes Priority Debt in accordance with the requirements of the Collateral Trust and Notes Priority Intercreditor Agreement; and

          (4)   at the time of the incurrence thereof, the applicable Notes Priority Debt may be incurred (and secured as contemplated in the Collateral Trust and Notes Priority Intercreditor Agreement) without violating the terms of any Notes Priority Document, Subordinated Lien Document, if any, and any ABL Document or causing any default thereunder.

        "Notes Priority Documents" means, collectively, the indenture, the notes, the security documents and each of the other agreements, documents and instruments (including, without limitation, any agreement in respect of any Hedging Obligations) providing for or evidencing any other Notes Priority Obligations, and any other document or instrument executed or delivered at any time in connection with any Notes Priority Obligations, including any intercreditor or joinder agreement among holders of Notes Priority Obligations, to the extent such are effective at the relevant time, in each case as each may be amended, restated, supplemented, modified, renewed, extended or refinanced from time to time, and any other credit agreement, indenture or other agreement, document or instrument evidencing, governing, relating to or securing any Notes Priority Debt.

        "Notes Priority Obligations" means, subject to the terms and conditions in the Collateral Trust and Notes Priority Intercreditor Agreement, (i) all guarantee obligations, fees, expenses and all other obligations under the Notes Priority Documents, in each case whether or not allowed or allowable in an Insolvency or Liquidation Proceeding, (ii) all obligations under the Indenture and the notes and (iii) all obligations arising with respect to any Notes Priority Debt.

        "Notes Priority Representative" means:

          (1)   in the case of the indenture, the Trustee; or

          (2)   in the case of any other Series of Notes Priority Debt, the respective creditor or any trustee, agent or representative thereof designated as such in the respective Series of Notes Priority Debt.

        "Obligations" means any principal, interest, penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities (including all interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) under any ABL Documents, Secured Debt Documents or Notes Priority Documents, as the case may be.

        "Officer" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Chief Accounting Officer, the Director of Financial Planning and Analysis, the Treasurer, any Assistant Treasurer, the Controller, the General Counsel, the Secretary, any Executive Vice President, any Senior Vice President, any Vice President or any Assistant Vice President of such Person.

        "Officers' Certificate" means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal operating officer, the principal financial officer, the treasurer, the principal accounting officer, the Director of Financial Planning and Analysis or the general counsel of the Issuer that meets the requirements of the indenture.

        "Opinion of Counsel" means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of the Issuer, any Subsidiary of the Issuer or the Trustee) that meets the requirements of the indenture.

        "parent of the Issuer" means any one or more parents of the Issuer, including, without limitation, Euramax Holdings, Inc. and any Subsidiary of Euramax Holdings, Inc. that owns, directly or indirectly, all or any portion of the Capital Stock of the Issuer.

        "Permitted Asset Swap" means the concurrent purchase and sale or exchange of Replacement Assets or a combination of Replacement Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person that is not the Issuer or any of its Restricted Subsidiaries; provided that (i) any cash or Cash Equivalents received must be applied in accordance with the covenant described under "—Repurchase at the Option of Holders—Asset Sales" and (ii) such Replacement Assets constitute ABL Collateral or Notes Priority Collateral to the extent the assets or property so replaced constituted such Collateral, as applicable.

        "Permitted Group" means any group of investors that is deemed to be a "person" (as that term is used in Section 13(d)(3) of the Exchange Act), as the same may be amended, modified or supplemented from time to time; provided that no single Person (other than the Permitted Holders) beneficially owns (together with its Affiliates) more of the Voting Stock of the Issuer that is beneficially owned by such group of investors than is then collectively beneficially owned by the Permitted Holders in the aggregate.

        "Permitted Business" means any business conducted or proposed to be conducted (as described in the offering memorandum) by the Issuer and its Restricted Subsidiaries on the date of the indenture and other businesses reasonably related, complementary or ancillary thereto and reasonable expansions or extensions thereof.

        "Permitted Holder" means any officer of Parent or the Issuer who owns shares of Parent's common stock on the issue date of the indenture, and their family members and relatives and any trusts created for the benefit of such persons and/or their family members and relatives and any estate, executor, administrator or other personal representative or beneficiary of any of the foregoing.

        "Permitted Investments" means:

          (1)   any Investment in the Issuer or a Restricted Subsidiary of the Issuer, including any investment in the notes or the guarantees thereof; provided that Investments by the Issuer or any Subsidiary Guarantor in a Restricted Subsidiary that is not a Guarantor shall not exceed an aggregate amount of $35.0 million at any one time outstanding (for clarification, this proviso will not limit Investments by a Restricted Subsidiary that is not a Guarantor in a Restricted Subsidiary that is not a Guarantor);

          (2)   any Investment in cash or Cash Equivalents or Investment Grade Securities;

          (3)   (A) any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person, if as a result of such Investment:

            (a)   such Person becomes a Subsidiary Guarantor; or

            (b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Subsidiary Guarantor;

and, in each case, any Investment held by such Person, provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer; and

          (B)  any Investment by a Restricted Subsidiary of the Issuer that is not a Subsidiary Guarantor in a Person, if as a result of such Investment:

          (a)   such Person becomes a Restricted Subsidiary of the Issuer; or

          (b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary;

and, in each case, any Investment held by such Person, provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer; and

          (4)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales" or from any other disposition of assets not constituting an Asset Sale;

          (5)   Investments to the extent acquired in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer, Parent or any direct or indirect parent of the Issuer;

          (6)   Hedging Obligations that are incurred in the normal course of business and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

          (7)   Investments received in satisfaction of judgments or in settlements of debt or compromises of obligations incurred in the ordinary course of business;

          (8)   loans or advances to employees of the Issuer or any of its Restricted Subsidiaries that are approved by a majority of the disinterested members of the Board of Directors of the Issuer or Parent, in an aggregate principal amount of $2.5 million at any one time outstanding;

          (9)   Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

          (10) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) since the date of the indenture, not to exceed the greater of (x) $35.0 million and (y) 5.0% of the Issuer's Consolidated Total Assets at the time of such Investment;

          (11) any Investment existing on the date of the indenture;

          (12) any Investment acquired by the Issuer or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

          (13) guarantees of Indebtedness of the Issuer or any Restricted Subsidiary which Indebtedness is permitted under the covenant described in "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (14) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

          (15) Investments (including debt obligations and Equity Interests) received in connection with the bankruptcy or reorganization of suppliers and customers or in settlement of delinquent obligations of, or other disputes with, customers and suppliers arising in the ordinary course of business; and

          (16) in connection with the Refinancing Transaction and the related restructuring of the Issuer's Foreign Subsidiaries, the following Investments: (i) a capital contribution by the Issuer to New Holdco BV in an amount necessary to repay the euro-denominated debt of EN BV, a Subsidiary of the Issuer, together with accrued and unpaid interest, outstanding as of the Issue Date; (ii) a capital contribution by the Issuer to New US LLC 1 in an amount necessary to repay the GBP-denominated debt of Euramax Holdings Limited, a Subsidiary of the Issuer, together with accrued and unpaid interest, outstanding as of the Issue Date; (iii) the contribution by the Issuer of its interest in New US LLC 1 to New Holdco BV; (iv) the contribution by the Issuer of its interest in Euramax International Holdings Limited to New US LLC 1; and (v) a loan by the Issuer of up to $230.0 million to New Holdco BV so long as an amount equal to the amount of such loan is distributed or dividended to the Issuer on or within 30 days following the date of the indenture.

        "Permitted Liens" means:

          (1)   Liens on Collateral securing ABL Debt and other ABL Obligations, incurred under clauses (1) and (11) of the definition of "Permitted Debt" under the covenant "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (2)   Liens on Collateral securing the notes issued on the date of the indenture and related guarantees (including liens on any exchange notes and exchange guarantees issued pursuant to the Registration Rights Agreement);

          (3)   Liens in favor of the Issuer or any Restricted Subsidiary;

          (4)   Liens on property or Capital Stock of a Person existing at the time such Person is acquired by, merged with or into or consolidated, combined or amalgamated with the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to, and were not incurred in connection with or in contemplation of, such merger, acquisition, consolidation, combination or amalgamation and do not extend to any assets other than those of the Person acquired by or merged into or consolidated, combined or amalgamated with the Issuer or the Restricted Subsidiary;

          (5)   Liens on property existing at the time of acquisition thereof by the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to, and were not incurred in connection with or in contemplation of, such acquisition and do not extend to any property other than the property so acquired by the Issuer or the Restricted Subsidiary;

          (6)   Liens existing on the date of the indenture, other than liens to secure the notes issued on the date of the indenture or to secure Obligations under the ABL Credit Facility outstanding on the date of the indenture;

          (7)   Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture (other than ABL Debt); provided that (a) the new Lien shall be limited to all or part of the same property and assets that secured the original Lien, and (b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

          (8)   Liens to secure Indebtedness (including Capital Lease Obligations) permitted by the provision described in clause (5) of the second paragraph of the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that any such Lien (i) covers only the assets acquired, constructed or improved with such Indebtedness and (ii) is created within 180 days of such acquisition, construction or improvement;

          (9)   Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security and employee health and disability benefits;

          (10) Liens to secure the performance of bids, tenders, completion guarantees, public or statutory obligations, surety or appeal bonds, bid leases, performance bonds, reimbursement obligations under letters of credit that do not constitute Indebtedness or other obligations of a like nature, and deposits as security for contested taxes or for the payment of rent, in each case incurred in the ordinary course of business;

          (11) Liens for taxes, assessments or governmental charges or claims that are (i) not yet overdue or payable or (ii) subject to penalties for nonpayment or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and which proceedings have the effect of preventing the forfeiture or sale of real property Collateral subject to such Liens; provided that any reserve or other appropriate provision required under GAAP has been made therefor;

          (12) carriers', warehousemen's, landlords', mechanics', suppliers', materialmen's and repairmen's and similar Liens, or Liens in favor of customs or revenue authorities or freight forwarders or handlers to secure payment of customs duties, in each case (whether imposed by law or agreement) incurred in the ordinary course of business;

          (13) licenses, entitlements, servitudes, easements, rights-of-way, restrictions, reservations, covenants, conditions, utility agreements, rights of others to use sewers, electric lines and telegraph and telephone lines, minor imperfections of title, minor survey defects, minor encumbrances or other similar restrictions on the use of any real property, including zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business, that were not incurred in connection with Indebtedness and do not, in the aggregate, materially diminish the value of said properties or materially interfere with their use in the operation of the business of the Issuer or any of its Restricted Subsidiaries;

          (14) leases, subleases, licenses, sublicenses or other occupancy agreements granted to others in the ordinary course of business which do not secure any Indebtedness and which do not materially interfere with the ordinary course of business of the Issuer or any of its Restricted Subsidiaries;

          (15) with respect to any leasehold interest where the Issuer or any Restricted Subsidiary of the Issuer is a lessee, tenant, subtenant or other occupant, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or sublandlord of such leased real property encumbering such landlord's or sublandlord's interest in such leased real property;

          (16) Liens arising from Uniform Commercial Code financing statement filings regarding precautionary filings, consignment arrangements or operating leases entered into by the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business;

          (17) Liens (i) of a collection bank arising under Section 4-210 of the New York Uniform Commercial Code on items in the course of collection, (ii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) within general parameters customary in the banking industry or (iii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business;

          (18) Liens securing judgments for the payment of money not constituting an Event of Default under the indenture pursuant to clause (6) under "Events of Default and Remedies," so long as such Liens are adequately bonded;

          (19) deposits made in the ordinary course of business to secure liability to insurance carriers;

          (20) Liens arising out of conditional sale, title retention, consignment or similar arrangements, or that are contractual rights of set-off, relating to the sale or purchase of goods entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

          (21) Liens arising under any Permitted Receivables Financing;

          (22) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement permitted under the indenture;

          (23) any extension, renewal or replacement, in whole or in part of any Lien described in clauses (4), (5), (6), (7), (12) through (15), (17), (18) and (22) through (29) of this definition of "Permitted Liens"; provided that any such extension, renewal or replacement is no more restrictive in any material respect than any Lien so extended, renewed or replaced and does not extend to any additional property or assets;

          (24) Liens on cash or cash equivalents securing Hedging Obligations in existence on the date of the indenture;

          (25) Liens other than any of the foregoing incurred by the Issuer or any Restricted Subsidiary of the Issuer with respect to Indebtedness or other obligations that do not, in the aggregate, exceed $10.0 million at any one time outstanding (which Indebtedness may constitute Notes Priority Debt or Subordinated Lien Debt);

          (26) Liens on Capital Stock issued by, or any property or assets of, any Foreign Subsidiary, New US LLC 1 and/or New US LLC 2 securing (a) Indebtedness incurred by a Foreign Subsidiary, New US LLC 1 and/or New US LLC 2 in compliance with the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" or (b) Hedging Obligations;

          (27) Liens deemed to exist in connection with Investments in repurchase agreements permitted under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

          (28) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

          (29) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement not prohibited by the indenture; and

          (30) Liens securing Indebtedness in an aggregate principal amount (as of the date of incurrence of any such Indebtedness and after giving pro forma effect to the application of the net proceeds therefrom) not exceeding the Secured Debt Cap.

        The Issuer may classify (or later reclassify) any Lien in any one or more of the above categories (including in part in one category and in part another category).

        "Permitted Receivables Financing" means any receivables financing facility or arrangement pursuant to which a Securitization Subsidiary purchases or otherwise acquires accounts receivable of the Issuer or any of its Restricted Subsidiaries and enters into a third party financing thereof on terms that the Board of Directors of the Issuer or Parent has concluded are customary and market terms fair to the Issuer and its Restricted Subsidiaries.

        "Permitted Refinancing Indebtedness" means:

          (A)  any Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than Disqualified Stock) issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than Disqualified Stock and intercompany Indebtedness); provided that:

            (1)   the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

            (2)   such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

            (3)   if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is contractually subordinated in right of payment to the notes or the Note Guarantees, such Permitted Refinancing Indebtedness is contractually subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

            (4)   if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu in right of payment with, or subordinated in right of payment to, the notes or such Note Guarantees; and

            (5)   such Indebtedness is incurred either (a) by the Issuer or any Subsidiary Guarantor or (b) by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

          (B)  any Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace or refund other Disqualified Stock of the Issuer or any of its Restricted Subsidiaries (other than Disqualified Stock held by the Issuer or any of its Restricted Subsidiaries); provided that:

            (1)   the liquidation or face value of such Permitted Refinancing Indebtedness does not exceed the liquidation or face value of the Disqualified Stock so extended, refinanced, renewed, replaced or refunded (plus all accrued dividends thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

            (2)   such Permitted Refinancing Indebtedness has a final redemption date later than the final redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

            (3)   such Permitted Refinancing Indebtedness has a final redemption date later than the final maturity date of, and is contractually subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

            (4)   such Permitted Refinancing Indebtedness is not redeemable at the option of the holder thereof or mandatorily redeemable prior to the final maturity of the Disqualified Stock being extended, refinanced, renewed, replaced or refunded; and

            (5)   such Disqualified Stock is issued either (a) by the Issuer or any Subsidiary Guarantor or (b) by the Restricted Subsidiary that is the issuer of the Disqualified Stock being extended, refinanced, renewed, replaced or refunded.

        "Person" means any individual, corporation, partnership, joint venture, association, jointstock company, trust, unincorporated organization, limited liability company or government or other entity.

        "preferred stock" means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.

        "Pro Forma Cost Savings" means, with respect to any period, the reduction in net costs, integration and other synergies (including, without limitation, improvements to gross margins) and related adjustments that (1) are directly attributable to an acquisition that occurred during the four-quarter period or after the end of the four-quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture, (2) were actually implemented with respect to any acquisition within 12 months after the date of the acquisition and prior to the Calculation Date that are supportable and quantifiable by underlying accounting records or (3) the Issuer reasonably determines are expected to be realized within 12 months of the Calculation Date and, in the case of each of (1), (2) and (3), are described, as provided below, in an Officers' Certificate, as if all such reductions in costs and integration and other synergies had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be established by a certificate delivered to the Trustee from the Issuer's Chief Financial Officer or another Officer authorized by the Board of Directors of the Issuer or Parent to deliver an Officers' Certificate under the indenture that outlines the specific actions taken or to be taken and the benefit achieved or to be achieved from each such action and, in the case of clause (3) above, that states such benefits have been determined to be probable. Notwithstanding the foregoing, the aggregate Pro Forma Cost Savings taken into account in any determination of the Fixed Charge Coverage Ratio or the Secured Debt Ratio, exclusive of Pro Forma Cost Savings consistent with

Regulation S-X under the Securities Act, shall not exceed 10.0% of Consolidated Cash Flow as measured without giving effect to any Pro Forma Cost Savings.

        "Qualified Equity Offering" means (1) any public offering or private placement of Capital Stock (other than Disqualified Stock) of the Issuer, Parent or any other direct or indirect parent of the Issuer (other than Capital Stock sold to the Issuer or a Subsidiary of the Issuer); provided that if such public offering or private placement is of Capital Stock of Parent or any other direct or indirect parent of the Issuer, the term "Qualified Equity Offering" shall refer to the portion of the net cash proceeds therefrom that has been contributed to the equity capital of the Issuer or (2) the contribution of cash to the Issuer as an equity capital contribution.

        "Rating Agency" means each of (1) S&P, (2) Moody's and (3) if either S&P or Moody's no longer provide ratings, any other ratings agency which is nationally recognized for rating debt securities.

        "Refinancing Transaction" includes the issuance of notes (and the consummation of the exchange offer in respect thereof pursuant to the Registration Rights Agreement), the execution and delivery of and the entry into the ABL Facility, the incurrence of the Senior Unsecured Loan, the execution and delivery of the related documentation, the exchange by certain of the Issuer's existing lenders of a portion of their existing loans for a portion of the Senior Unsecured Loans and the use of proceeds in respect of the foregoing as described in the offering memorandum under "Use of Proceeds."

        "Registration Rights Agreement" means the Registration Rights Agreement dated as of the date of the indenture among the Issuer, the Guarantors and the initial purchasers of the notes, as amended, modified, replaced and supplemented from time to time.

        "Replacement Assets" means (1) tangible assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

        "Required Notes Priority Debtholders" means, at any time, the holders of a majority in aggregate principal amount of all Notes Priority Debt then outstanding, calculated in accordance with the provisions described in "Security—Collateral Trust and Notes Priority Intercreditor Agreement—Voting." For purposes of this definition, Notes Priority Debt registered in the name of, or beneficially owned by, any issuer thereof, any guarantor thereof or any Affiliate of any issuer or any guarantor thereof will be deemed not to be outstanding.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor to the rating agency business thereto.

        "Sale and Leaseback Transaction" means, with respect to any Person, any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof.

        "Sale of a Subsidiary Guarantor" means any Asset Sale to the extent involving (1) a sale, lease, conveyance or other disposition of a majority of the Capital Stock of a Subsidiary Guarantor or (2) the issuance of Equity Interests by a Subsidiary Guarantor, other than (a) an issuance of Equity Interests by a Subsidiary Guarantor to the Issuer or another Subsidiary Guarantor and (b) an issuance of directors' qualifying shares.

        "Secured Debt Cap" means, as of any date of determination, the amount of Notes Priority Debt and Subordinated Lien Debt that may be incurred by the Issuer or any of the Subsidiary Guarantors under the first paragraph and clause (12) of the second paragraph of the covenant "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" that is concurrently secured by Liens on the Collateral such that, after giving pro forma effect to the incurrence of any Indebtedness and the application of the Net Proceeds therefrom, the Secured Debt Ratio would not exceed 3.75 to 1.0. For purposes of this calculation, the amount of Indebtedness outstanding as of any date of determination shall not include any Indebtedness that consists solely of Hedging Obligations that are or were incurred in the normal course of business and not for speculative purposes.

        "Secured Debt Documents" means ABL Documents, Notes Priority Documents and Subordinated Lien Documents.

        "Secured Debt Ratio" means, as of any date of determination, the ratio of Consolidated Secured Indebtedness of the Issuer and its Restricted Subsidiaries as of that date to the Issuer's Consolidated Cash Flow for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination, with such adjustments to the amount of such Indebtedness and Consolidated Cash Flow as are consistent with the adjustment provisions set forth in the definition of "Fixed Charge Coverage Ratio." For purposes of this calculation, (i) the amount of ABL Debt outstanding as of any date of determination shall include the amount available for borrowing thereunder whether or not borrowed and (ii) any Indebtedness that consists solely of Hedging Obligations that are incurred in the normal course of business and not for speculative purposes shall be excluded.

        "Secured Debt Representative" means each ABL Representative, Notes Priority Representative and Subordinated Lien Representative.

        "Secured Obligations" means ABL Obligations, Notes Priority Obligations and Subordinated Lien Obligations.

        "Securitization Subsidiary" means a Subsidiary of the Issuer

          (1)   that is designated a "Securitization Subsidiary" by the Board of Directors of the Issuer or Parent,

          (2)   that does not engage in, and whose charter prohibits it from engaging in, any activities other than Permitted Receivables Financings and any activity necessary, incidental or related thereto,

          (3)   no portion of the Indebtedness or any other obligation, contingent or otherwise, of which

            (a)   is Guaranteed by the Issuer, any Guarantor or any Restricted Subsidiary of the Issuer,

            (b)   is recourse to or obligates the Issuer, any Guarantor or any Restricted Subsidiary of the Issuer in any way, or

            (c)   subjects any property or asset of the Issuer, any Guarantor or any Restricted Subsidiary of the Issuer, directly or indirectly, contingently or otherwise, to the satisfaction thereof, and

          (4)   with respect to which neither the Issuer, any Guarantor nor any Restricted Subsidiary of the Issuer (other than an Unrestricted Subsidiary) has any obligation to maintain or preserve such its financial condition or cause it to achieve certain levels of operating results, other than, in respect of clauses (3) and (4), pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Permitted Receivables Financing.

        "security documents" means the Intercreditor Agreements, each Lien Priority Confirmation with respect to Notes Priority Debt, and all security agreements, pledge agreements, mortgages, deeds of trust, collateral assignments, collateral agency agreements, debentures, control agreements or other grants or transfers for security executed and delivered by the Issuer or any Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the Collateral Trustee, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the terms of the Intercreditor Agreements.

        "Senior Unsecured Loan" means that certain Credit and Guaranty Agreement dated as of March 3, 2011 by and among the Issuer, Euramax Holdings, Inc., certain Subsidiaries of the Issuer, and the lenders party thereto from time to time for $125.0 million in aggregate principal amount of borrowings and any related notes, guarantees, instruments and agreements executed in connection therewith, and in each case as further amended, restated, adjusted, waived, renewed, modified, refunded, replaced, restated, restructured, increased, supplemented or refinanced in whole or in part from time to time, regardless of whether such amendment, restatement, adjustment, waiver, modification, renewal, refunding, replacement, restatement, restructuring, increase, supplement or refinancing is with the same financial institutions (whether as agents or lenders) or otherwise and any one or more indentures, note purchase agreements, credit facilities, commercial paper facilities, or other financing arrangements or agreements that replace, refund or refinance all or any part of the loans, notes, or other commitments thereunder, including any such replacement, refunding or refinancing facility or indenture or other financing arrangements or agreements that increases the amount borrowable or issuable thereunder or alters the maturity thereof.

        "Series of ABL Debt" means, severally, (i) Indebtedness under the ABL Credit Facility, (ii) all other Hedging Obligations that constitute ABL Debt and (iii) each separate issue of Indebtedness which constitutes ABL Debt.

        "Series of Notes Priority Debt" means, severally, the notes and any additional notes, any other Credit Facilities (other than the ABL Credit Facility or Subordinated Lien Debt, if any) and other Indebtedness or Hedging Obligations that constitutes Notes Priority Debt.

        "Series of Secured Debt" means each Series of ABL Debt, each Series of Notes Priority Debt and each Series of Subordinated Lien Debt.

        "Series of Subordinated Lien Debt" means, severally, each issue or series of Subordinated Lien Debt for which a single transfer register is maintained.

        "Significant Subsidiary" means any Restricted Subsidiary that would constitute a "significant subsidiary" within the meaning of Article 1 of Regulation S-X under the Securities Act.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Stockholders Agreement" means the Stockholders Agreement dated as of June 29, 2009, among Parent and the stockholders named therein, as such agreement may be amended, restated, supplemented, modified and/or replaced from time to time.

        "Subordinated Collateral Trustee" means Wells Fargo Bank, National Association, as collateral trustee for the holders of Subordinated Lien Obligations, if any.

        "Subordinated Lien" means a Lien granted by a Subordinated Lien Document to the Subordinated Collateral Trustee, at any time, upon any property of the Issuer or any Guarantor to secure Subordinated Lien Obligations.

        "Subordinated Lien Debt" means:

          (1)   any Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Issuer or any Guarantor that is secured on a subordinated basis to the Notes Priority Debt by a Subordinated Lien that was permitted to be incurred and so secured under each applicable Subordinated Lien Document; provided that:

            (a)   on or before the date on which such Indebtedness is incurred by the Issuer or such Guarantor, such Indebtedness is designated by the Issuer or Guarantor, as applicable, in an Officers' Certificate delivered to the Subordinated Collateral Trustee, Collateral Trustee and the ABL Collateral Agent, as "Subordinated Lien Debt" for the purposes of the indenture and the General Intercreditor Agreement; provided that no Series of Secured Debt may be designated as both Subordinated Lien Debt and either ABL Debt or Notes Priority Debt;

            (b)   such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Priority Confirmation; and

            (c)   all requirements set forth in the General Intercreditor Agreement as to the confirmation, grant or perfection of the Collateral Trustee's Liens to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (1) will be conclusively established if the Issuer delivers to the Collateral Trustee an Officers' Certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is "Subordinated Lien Debt"); and

          (2)   Hedging Obligations of the Issuer or any Guarantor incurred in accordance with the terms of the Subordinated Lien Documents; provided that:

            (a)   on or before or within thirty (30) days after the date on which such Hedging Obligations are incurred by the Issuer or Guarantor (or on or within thirty (30) days after the date of the indenture for Hedging Obligations in existence on the date of the indenture), such Hedging Obligations are designated by the Issuer or Guarantor, as applicable, in an Officers' Certificate delivered to the Collateral Trustee, as "Subordinated Lien Debt" for the purposes of the Subordinated Lien Documents; provided that no Hedging Obligation may be designated as both Subordinated Lien Debt and either ABL Debt or Notes Priority Debt;

            (b)   the counterparty in respect of such Hedging Obligations, in its capacity as a holder or beneficiary of such Subordinated Lien, executes and delivers a joinder to the General Intercreditor Agreement in accordance with the terms thereof or otherwise becomes subject to the terms of the General Intercreditor Agreement; and

            (c)   all other requirements set forth in the General Intercreditor Agreement have been complied with (and the satisfaction of such requirements will be conclusively established if the Issuer delivers to the Collateral Trustee an Officers' Certificate stating that such requirements and other provisions have been satisfied and that such Hedging Obligations are "Subordinated Lien Debt").

          (3)   For purposes of the definition of "Restricted Payments," the Senior Unsecured Loan.

        "Subordinated Lien Documents" means, collectively, any indenture, credit agreement or other agreement governing each Series of Subordinated Lien Debt and the security documents related thereto (other than any security documents that do not secure Subordinated Lien Obligations), in each case as such documents may be amended, restated, modified or supplemented from time to time in accordance with their terms.

        "Subordinated Lien Obligations" means Subordinated Lien Debt and all other Obligations in respect thereof.

        "Subordinated Lien Representative" means, in the case of any future Series of Subordinated Lien Debt, the Trustee, agent or representative of the holders of such Series of Subordinated Lien Debt that (1) is appointed as a Subordinated Lien Representative (for purposes related to the administration of the security documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Subordinated Lien Debt, together with its successors in such capacity, and (2) has become a party to the General Intercreditor Agreement (by executing a joinder in the form required under the General Intercreditor Agreement) and any other intercreditor agreement, if applicable.

        "Subordinated Trustee" means Wells Fargo Bank, National Association, as trustee for the holders of Subordinated Lien Obligations, if any.

        "Subsidiary" means, with respect to any specified Person:

          (1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof); and

          (2)   any partnership (a) the sole general partner or the managing general partner of which is such Person or a subsidiary of such Person or (b) the only general partners of which are such Person or one or more subsidiaries of such Person (or any combination thereof).

        "Subsidiary Guarantor" means a Guarantor that is a Restricted Subsidiary of the Issuer.

        "Treasury Rate" means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to April 1, 2013; provided, however, that if the period from the redemption date to April 1, 2013, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Triggering Event" means a default under (a) the ABL Credit Facility, the indenture, the notes, the Guarantees or the security documents or (b) at such time as the ABL Credit Facility and the indenture are no longer effective, any then effective ABL Document or Notes Priority Document.

        "Uniform Commercial Code" means the Uniform Commercial Code as in effect from time to time in any applicable jurisdiction.

        "Unrestricted Subsidiary" means (i) any Securitization Subsidiary and (ii) any Subsidiary of the Issuer that is designated as an Unrestricted Subsidiary pursuant to a resolution of the Issuer's or Parent's Board of Directors in compliance with the covenant described under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," and any Subsidiary of such Subsidiary.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock at any date, the number of years obtained by dividing:

          (1)   the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal or liquidation or face value, including payment at final maturity or redemption, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

          (2)   the then outstanding principal or liquidation or face value amount of such Indebtedness or Disqualified Stock.

        "Wholly Owned Restricted Subsidiary" of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares or Investments by foreign nationals mandated by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

        The following summary describes the material United States federal income tax consequences and, in the case of a Non-U.S. Holder (as defined below), the material United States federal estate tax consequences, of purchasing, owning and disposing of the notes and of the exchange of the outstanding notes for the exchange notes. This summary applies to you only if you are a beneficial owner of an exchange note or of an outstanding note who holds the exchange note or the outstanding note as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), (generally, investment property).

        This summary does not discuss considerations or consequences relevant to persons subject to special provisions of United States federal tax law, such as:

  •
  dealers in securities or currencies;

  •
  traders in securities;

  •
  U.S. Holders (as defined below) whose functional currency is not the United States dollar;

  •
  persons holding exchange notes or outstanding notes as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

  •
  persons subject to the alternative minimum tax;

  •
  persons subject to unearned income Medicare contribution tax;

  •
  United States expatriates;

  •
  financial institutions;

  •
  insurance companies;

  •
  controlled foreign corporations and passive foreign investment companies, and shareholders of such corporations;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  entities that are tax-exempt for United States federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts; and;

  •
  pass-through entities, including entities classified as partnerships for United States federal income tax purposes, and beneficial owners of pass-through entities.

        If an entity or arrangement classified as a partnership for United States federal income tax purposes holds outstanding notes or exchange notes, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. If you are an entity or arrangement classified as a partnership for United States federal income tax purposes, or a partner in such partnership, you should consult your own tax advisor regarding the United States federal income and estate tax consequences of purchasing, owning and disposing of the outstanding notes or the exchange notes.

        This summary does not discuss all of the aspects of United States federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any other United States federal tax consequences (such as gift tax consequences) or United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income and estate tax law, including the provisions of the Internal Revenue Code, Treasury regulations, administrative rulings and judicial authority, all as in effect or in existence as of the date of this prospectus. Subsequent developments in United States federal income and estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income and estate tax consequences of purchasing, owning and disposing of outstanding notes or the exchange notes. Before you purchase notes, or exchange outstanding notes for exchange notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the exchange notes that may be applicable to you.

Exchange Offer

        The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes and, accordingly, you will not recognize any taxable gain or loss as a result of the exchange, you will have the same tax basis in the exchange notes immediately after the exchange as your tax basis in the outstanding notes immediately before the exchange and your holding period for the exchange notes will include the period during which you held the outstanding notes exchanged therefor.

U.S. Holders

        The following summary applies to you only if you are a "U.S. Holder." As used in this summary, the term U.S. Holder means a beneficial owner of an outstanding note or an exchange note or notes that is for United States federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity classified as a corporation for such purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

  •
  a trust, if (1) a United States court is able to exercise primary supervision over the trust's administration and one or more "United States persons" (within the meaning of the Internal Revenue Code) has the authority to control all of the trust's substantial decisions, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a "United States person."

  Stated Interest.

        Stated interest on your exchange notes will be taxable to you as ordinary interest income at the time it is paid or accrued in accordance with your usual method of accounting for United States federal income tax purposes.

  Market Discount.

        If you purchase an exchange note (or purchased an outstanding note for which the exchange note was exchanged, as the case may be) at a price that is less than its "stated redemption price at maturity" (as defined below), the excess of the stated redemption price at maturity over your purchase price will be treated as "market discount". However, the market discount will be considered to be zero if on the date of purchase it is less than the statutory de minimis amount equal to 1/4 of 1% of the stated redemption price at maturity of the exchange note multiplied by the number of complete years to maturity from the date you purchased the exchange note (or the date you purchased an outstanding note for which the exchange note was exchanged, as the case may be). For this purpose, the stated redemption price at maturity of an exchange note includes all payments on the exchange note (including, for this purpose, all payments on an outstanding note for which the exchange note was exchanged) other than payments of "qualified stated interest." Stated interest on the outstanding notes and exchange notes is treated as qualified stated interest.

        Under the market discount rules of the Internal Revenue Code, you generally will be required to treat any gain recognized on the retirement, sale, redemption, exchange or other taxable disposition of an exchange note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income. In addition, you may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of all or a portion of your interest expense on any indebtedness incurred or continued to purchase or carry the exchange note (or an outstanding note for which the exchange note was exchanged, as the case may be). In general, market discount will be considered to accrue ratably during the period from the date you purchased the exchange note (or the date you purchased the outstanding note for which the exchange note was exchanged, as the case may be) to the maturity date of the exchange note, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. Alternatively, you may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment of any gain recognized upon the retirement or disposition of the exchange note and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

  Bond Premium.

        If you purchase an exchange note (or purchased an outstanding note for which the exchange note was exchanged, as the case may be) for an amount in excess of the amount payable at maturity of the exchange note (or on an earlier call date if it results in a smaller excess), you will be considered to have "bond premium" equal to such excess. You may be able to elect to amortize this premium using a constant yield method over the term of the exchange note (or until an earlier call date, as applicable). The amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the exchange note (or on the outstanding note for which the exchange note was exchanged, as the case may be) included in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the your prior interest inclusions on the exchange note (or on the outstanding note for which the exchange note was exchanged, as the case may be), and finally as a carryforward allowable against your future interest inclusions on the exchange note. You must reduce the tax basis in your exchange note (or in the outstanding note for which the exchange note was exchanged, as the case may be) by the amount of the premium so amortized. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by you on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the IRS. You should consult your own tax advisor concerning the computation and amortization of any bond premium on the exchange notes.

  Constant Yield Election.

        As an alternative to the above-described rules for including stated interest and any market discount in income and amortizing any bond premium, you may elect to include in gross income all interest that accrues on an exchange note, including stated interest, any market discount (including any de minimis market discount) and adjustments for any bond premium, on the constant yield method. If you were to make this election with respect to an exchange note having market discount, you would be deemed to have made an election to include market discount in income currently (as discussed above) which, as discussed above, will apply to all debt instruments held or subsequently acquired by you. If you were to make this election with respect to an exchange note having bond premium, you would be deemed to have made an election to amortize bond premium (as discussed above) which, as discussed above, will apply to all debt instruments held or subsequently acquired by you. Particularly for United States holders who are on the cash method of accounting, a constant yield election may have the effect of causing you to include stated interest in income earlier than would be the case if no such election were made, and the election may not be revoked without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.

  Sale or Other Taxable Disposition of Exchange Notes.

        Upon the sale, redemption, retirement, exchange or other taxable disposition of the exchange notes, you generally will recognize taxable gain or loss equal to the difference, if any, between:

  •
  the amount realized on the disposition (less any amount attributable to accrued interest, which will be taxable as ordinary interest income to the extent not previously included in gross income, in the manner described under "Material United States Federal Tax Considerations—U.S. Holders—Stated Interest"); and

  •
  your tax basis in the exchange notes.

        Your tax basis in your exchange notes generally will be their cost (or your cost in acquiring the outstanding note for which the exchange note was exchanged, as the case may be). Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the disposition you have held the exchange notes (taking into account, for this purpose, the period of time you held an outstanding note for which the exchange note was exchanged) for more than one year. The deductibility of capital losses is subject to limitations. If you are a non-corporate U.S. Holder, your long-term capital gain generally will be subject to tax at preferential rates.

  Information Reporting and Backup Withholding.

        In general, information reporting requirements will apply to certain payments of interest on the exchange notes and to the proceeds of a sale or other disposition (including a redemption or retirement) of an exchange note (unless you are an exempt recipient, such as a corporation).

        In general, "backup withholding" at a rate of 28 percent (which rate currently is scheduled to increase to 31 percent for taxable years beginning on or after January 1, 2013) may apply to the foregoing amounts if you are a non-corporate U.S. Holder and you fail to provide a correct taxpayer identification number or otherwise fail to comply with applicable requirements of the backup withholding rules or otherwise establish an exemption.

        The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is timely provided to the IRS.

Non-U.S. Holders

        Except as modified below for United States federal estate tax purposes, the following summary applies to you if you are a beneficial owner of an exchange note and you are neither a U.S. Holder (as defined above) nor an entity or arrangement classified as a partnership for United States federal income tax purposes, which we refer to as a Non-U.S. Holder.

  United States Federal Withholding Tax.

        Subject to the discussion below concerning backup withholding, United States federal withholding tax generally will not apply to payments by us or our paying agent (in its capacity as such) of

(i) principal of your exchange notes or (ii) interest on your exchange notes that is not effectively connected with your conduct of a trade or business in the United States provided:

  •
  you do not actually or constructively own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

  •
  you are not a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to us (as provided in the Internal Revenue Code);

  •
  you are not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code; and

  •
  you provide a signed written statement, on an Internal Revenue Service Form W-8BEN (or successor form) which can reliably be related to you, certifying under penalties of perjury that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address to:

  (A)
  us or our paying agent; or

  (B)
  a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your exchange notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

        The applicable Treasury regulations provide alternative methods for satisfying the certification requirement described above. In addition, under these Treasury regulations, special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.

        If you cannot satisfy the requirements described above, payments of interest made to you will be subject to United States federal withholding tax at a rate of 30 percent unless you provide us or our paying agent with a properly executed (1) Internal Revenue Service Form W-8ECI (or successor form) stating that interest paid on your exchange notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States, or (2) Internal Revenue Service Form W-8BEN (or successor form) claiming an exemption from or reduction in this withholding tax under an applicable income tax treaty.

  United States Federal Income Tax.

        Except for the possible application of United States federal withholding tax (see "Material United States Federal Tax Considerations—Non-U.S. Holders—United States Federal Withholding Tax" above) and backup withholding (see "Material United States Federal Tax Considerations—Non-U.S. Holders—Backup Withholding and Information Reporting" below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your exchange notes, or on any gain realized from (or accrued interest treated as received in connection with) the sale, redemption, retirement at maturity or other taxable disposition of your exchange notes unless:

  •
  in the case of interest payments or disposition proceeds representing accrued interest, you cannot satisfy the requirements described above under "Material United States Federal Tax Considerations—Non-U.S. Holders—United States Federal Withholding Tax" or claim a complete exemption from United States federal income tax on such interest under an applicable income tax treaty (and your United States federal income tax liability has not otherwise been fully satisfied through the United States federal withholding tax described above);

  •
  in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition of your exchange notes and specific other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses, generally will be subject to a flat 30 percent United States federal income tax, even though you are not considered a resident alien under the Internal Revenue Code); or

  •
  the interest or gain is effectively connected with your conduct of a United States trade or business and, if required by an applicable income tax treaty, is attributable to a United States "permanent establishment" maintained by you.

        If you are engaged in a trade or business in the United States and interest or gain in respect of your exchange notes is effectively connected with the conduct of your trade or business (and, if required by an applicable income tax treaty, is attributable to a United States "permanent establishment" maintained by you), the interest or gain generally will be subject to United States federal income tax on a net basis at the regular graduated rates and in the manner applicable to a U.S. Holder (although the interest will be exempt from the withholding tax discussed under "Material United States Federal Tax Considerations—Non-U.S. Holders—United States Federal Withholding Tax" if you provide a properly executed Internal Revenue Service Form W-8ECI (or successor form) on or before any payment date to claim the exemption). In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30 percent of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under an applicable income tax treaty.

  Backup Withholding and Information Reporting.

        Under current Treasury regulations, backup withholding and information reporting generally will not apply to payments of interest made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a Non-U.S. Holder as described in "Material United States Federal Tax Considerations—Non-U.S. Holders—United States Federal Withholding Tax" above, and provided that neither we nor our paying agent has actual knowledge or reason to know that you are a U.S. Holder (as described in "Material United States Federal Tax Considerations—U.S. Holders" above). However, we or our paying agent may be required to report to the Internal Revenue Service and you payments of interest on the exchange notes and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of a treaty or agreement.

        The gross proceeds from the disposition of your exchange notes (including a retirement or redemption) may be subject to information reporting and backup withholding tax at a rate of up to 28 percent (which rate currently is scheduled to increase to 31 percent for taxable years beginning on or after January 1, 2013). If you sell or otherwise dispose of your exchange notes outside the United States through a non-U.S. office of a non-U.S. broker and the proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of proceeds from the sale or other disposition of your exchange notes, even if that payment is made outside the United States, if you sell or otherwise dispose of your exchange notes through a non-U.S. office of a U.S. broker or a foreign broker with certain United States connections unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale or other disposition of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN (or successor form) certifying that you are a non-U.S. person or you otherwise establish an exemption, provided that the broker does not have actual knowledge or reason to know that you are a U.S. person or the conditions of any other exemption are not, in fact, satisfied.

        You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is timely furnished to the IRS.

  United States Federal Estate Tax.

        If you are an individual and are not a United States citizen or a resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your notes generally will not be subject to the United States federal estate tax, unless, at the time of your death:

  •
  you actually or constructively own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

  •
  your interest on the notes is effectively connected with your conduct of a United States trade or business.

BOOK ENTRY; DELIVERY AND FORM

        Except as set forth below, all the exchange notes will be issued in fully registered global form. Global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC") in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, global notes may be transferred only to another nominee of DTC or to a successor of DTC or its nominee, in whole and not in part. Except in the limited circumstances described below, beneficial interests in global notes may not be exchanged for notes in certificated form and owners of beneficial interests in global notes will not be entitled to receive physical delivery of notes in certificated form. See "—Exchange of Global Notes for Certificated Notes."

        Transfers of beneficial interests in global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including Euroclear and Clearstream), which may change from time to time.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

        DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the "participants") and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the "indirect participants"). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

        DTC has also advised us that, pursuant to procedures established by it:

          (1)   upon deposit of the global notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global notes; and

          (2)   ownership of these interests in global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in global notes).

        Investors global notes who are participants in DTC's system may hold their interests therein directly through DTC. Investors in global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are participants in DTC. All interests in a global note may be subject to the procedures and requirements of DTC. Interests in a global note held through Euroclear or Clearstream may be subject to the procedures and requirements of those systems (as well as to the procedures and requirements of DTC). The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and the ability to transfer beneficial interests in a global note to Persons that are subject to those requirements will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global note to pledge those interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing those interests.

        Except as described below, owners of an interest in global notes will not have notes registered in their names, will not receive physical delivery of definitive notes in registered certificated form ("certificated notes") and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

        Payments in respect of the principal of and premium, interest and additional interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Issuer and the trustee will treat the Persons in whose names notes, including global notes, are registered as the owners of such notes for the purpose of receiving payments and for all other purposes. Consequently, none of the Issuer, the trustee or any agent of the Issuer or the trustee has or will have any responsibility or liability for:

          (1)   any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in global notes or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in global notes; or

          (2)   any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on that payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or the Issuer. Neither the Issuer nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of any notes, and the Issuer and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between the participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or those participants has or have given the relevant direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute those notes to its participants. Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of interests in global notes among participants, they are under no obligation to perform those procedures, and may discontinue or change those procedures at any time.

        Neither the Issuer nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear, Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A global note is exchangeable for a certificated note if:

  •
  DTC (a) notifies us that it is unwilling or unable to continue as depositary for the applicable global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed by us within 90 days;

  •
  there has occurred and is continuing a Default with respect to the notes; or

  •
  if requested by a holder of beneficial interest in a global note.

        In all cases, certificated notes delivered in exchange for any global note or beneficial interests in a global note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in "Notice to Investors" in the final offering memorandum relating to the outstanding notes dated March 11, 2011, unless that legend is not required by applicable law.

 PLAN OF DISTRIBUTION

        Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for resale, resold or otherwise transferred by holders thereof, other than any holder which is (A) an "affiliate" of our company within the meaning of Rule 405 under the Securities Act, (B) a broker-dealer who acquired notes directly from our company or (C) a broker-dealer who acquired notes as a result of market-making or other trading activities, without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such exchange notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes. However, broker-dealers receiving the exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of such exchange notes. To date, the staff of the SEC has taken the position that these broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the exchange offer, other than a resale of an unsold allotment from the sale of the outstanding notes to the initial purchasers thereof, with the prospectus contained in the exchange offer registration statement. Pursuant to the registration rights agreement, we have agreed to permit these broker-dealers to use this prospectus in connection with the resale of such exchange notes. We have agreed that, for a period of 90 days after the expiration date of the exchange offer, we will make this prospectus, and any amendment or supplement to this prospectus, available to, and promptly send additional copies of this prospectus, and any amendment or supplement to this prospectus, to, any broker-dealer that requests such documents in the letter of transmittal for use in connection with any such resale.

        Each holder of the outstanding notes who wishes to exchange its outstanding notes for exchange notes in the exchange offer will be required to make certain representations to us as set forth in "The Exchange Offer."

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay the expenses incident to the exchange offer (including, in the case of a shelf registration, the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act, as set forth in the registration rights agreement.

 LEGAL MATTERS

        The validity of the exchange notes offered hereby and the guarantees thereof will be passed on for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain matters with respect to Indiana law will be passed upon for us by Baker & Daniels LLP. Certain matters with respect to Pennsylvania law will be passed upon for us by Dilworth Paxson LLP.

EXPERTS

        The consolidated financial statements of Euramax Holdings, Inc. and subsidiaries as of December 31, 2010 and December 25, 2009 and for each of the fiscal years in the period ended December 31, 2010, December 25, 2009 and December 26, 2008 appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We and the guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete.

        We are not currently subject to the periodic reporting and other informational requirements of the Exchange Act. Under the terms of the indenture governing the notes, we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will furnish to the trustee and the holders of the notes or post on our website certain specified financial information unless we file such information with the SEC.

        After consummation of the exchange offer, the indenture for the notes provides that, whether or not required by the SEC, we will nonetheless continue to file reports unless the SEC will not accept such a filing. The indenture for the notes also provides that Euramax Holdings, Inc. may comply with the reporting requirements of the indenture in lieu of us. In accordance therewith, Euramax Holdings, Inc., and not Euramax International, Inc., will file reports and other information with the SEC.

        In addition, we have agreed that, for so long as any notes remain outstanding, if at any time we are not required to file with the SEC the reports required by the preceding paragraphs, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        You may read and copy any document we file or furnish with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review the registration statement, as well as our future SEC filings, by accessing the SEC's Internet site at http://www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:

Euramax Holdings, Inc.
5445 Triangle Parkway, Suite 350
Norcross, GA 30092
(770) 449-7066
Attention: Corporate Secretary
(770) 449-7066

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Euramax Holdings, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Euramax Holdings, Inc. and Subsidiaries as of December 31, 2010 and December 25, 2009, and the related consolidated statements of operations, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 21(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Euramax Holdings, Inc. and Subsidiaries at December 31, 2010 and December 25, 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Atlanta, Georgia March 4, 2011

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2010	December 25, 2009
Assets
Current assets:
Cash and cash equivalents	$24,902	$69,944
Accounts receivable, less allowance for doubtful accounts (2010—$5,742, 2009—$7,213)	83,690	89,924
Inventories, net	90,227	79,195
Income taxes receivable	—	4,250
Deferred income taxes	5,785	5,478
Other current assets	3,760	3,100
Assets related to discontinued operations	—	2,327

Total current assets	208,364	254,218
Property, plant, and equipment, net	157,895	169,448
Goodwill	199,999	208,474
Customer relationships, net	87,491	109,314
Other intangible assets, net	8,879	9,862
Deferred income taxes	822	2,327
Other assets	3,440	4,983

Total assets	$666,890	$758,626

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$50,446	$55,343
Accrued expenses	35,766	31,992
Accrued interest payable	754	2,403
Deferred income taxes	922	638
Liabilities related to discontinued operations	—	449

Total current liabilities	87,888	90,825
Long-term debt (Note 7)	503,169	525,319
Deferred income taxes	27,910	45,381
Other liabilities	38,092	50,041

Total liabilities	657,059	711,566
Commitments and contingencies (Note 14)
Shareholders' equity:
Class A common stock—$1.00 par value; 600,000 shares authorized, 181,676 and 178,263 issued and outstanding in 2010 and 2009, respectively	182	178
Class B convertible restricted voting common stock—$1.00 par value; 600,000 shares authorized, no shares issued in 2010 and 2009	—	—
Additional paid-in capital	715,790	713,460
Accumulated loss	(719,370)	(680,830)
Accumulated other comprehensive income	13,229	14,252

Total shareholders' equity	9,831	47,060

Total liabilities and shareholders' equity	$666,890	$758,626

See accompanying notes.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31, 2010	Year Ended December 25, 2009	Year Ended December 26, 2008
Net sales	$883,700	$812,055	$1,173,493
Costs and expenses:
Cost of goods sold (excluding depreciation and amortization)	732,451	675,126	1,009,392
Selling and general (excluding depreciation and amortization)	93,581	90,603	110,608
Debt restructuring and forbearance expenses	—	14,506	3,798
Depreciation and amortization	38,700	39,721	55,348
Goodwill and other impairments	—	3,516	401,376

Income (loss) from operations	18,968	(11,417)	(407,029)
Interest expense (includes related party interest expense of $8,427 and $15,904 in 2009 and 2008)	(68,333)	(84,204)	(109,527)
Gain on extinguishment of debt	—	8,723	—
Other income (loss), net	(3,484)	1,303	(22,716)

Loss from continuing operations before income taxes	(52,849)	(85,595)	(539,272)
Benefit for income taxes	(14,461)	(1,297)	(61,078)

Loss from continuing operations	(38,388)	(84,298)	(478,194)
Loss from discontinued operations, net of tax	(152)	(1,330)	(22,413)

Net loss	$(38,540)	$(85,628)	$(500,607)

See accompanying notes.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(in thousands)

	Stock Common	Additional Paid-in Capital	Accumulated Loss	Accumulated Other Comprehensive Income	Totals
Balance at December 28, 2007	$161	$323,005	$(94,595)	$45,200	$273,771
Comprehensive loss:
Net loss	—	—	(500,607)	—	(500,607)
Foreign currency translation adjustment	—	—	—	(21,325)	(21,325)
Pension liability adjustments, net of taxes	—	—	—	(10,564)	(10,564)
Loss on derivative instruments, net of taxes	—	—	—	(1,482)	(1,482)

Comprehensive loss					(533,978)
Share-based compensation	—	925	—	—	925

Balance at December 26, 2008	161	323,930	(595,202)	11,829	(259,282)
Comprehensive loss:
Net loss	—	—	(85,628)	—	(85,628)
Foreign currency translation adjustment	—	—	—	2,084	2,084
Pension liability adjustments, net of taxes	—	—	—	(2,692)	(2,692)
Amortization of losses on derivative instruments, net of taxes	—	—	—	3,031	3,031

Comprehensive loss					(83,205)
Restructuring of long-term debt	—	386,662	—	—	386,662
Cancellation of issued shares related to the Restructuring	(161)	161	—	—	—
Issuance of shares related to the Restructuring	178	(178)	—	—	—
Share-based compensation	—	2,885	—	—	2,885

Balance at December 25, 2009	178	713,460	(680,830)	14,252	47,060
Comprehensive loss:
Net loss	—	—	(38,540)	—	(38,540)
Foreign currency translation adjustment	—	—	—	(7,256)	(7,256)
Pension liability adjustments, net of taxes	—	—	—	3,329	3,329
Amortization of losses on derivative instruments, net of taxes	—	—	—	2,904	2,904

Comprehensive loss					(39,563)
Issuance of shares pursuant to share-based payment plans	4	(4)	—	—	—
Share-based compensation	—	2,334	—	—	2,334

Balance at December 31, 2010	$182	$715,790	$(719,370)	$13,229	$9,831

See accompanying notes.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2010	Year Ended December 25, 2009	Year Ended December 26, 2008
Operating activities
Net loss	$(38,540)	$(85,628)	$(500,607)
Reconciliation of net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	38,700	39,721	58,607
Amortization of deferred financing fees	435	2,761	23,258
Goodwill and other impairments	—	3,516	407,174
Gain on extinguishment of Second Lien debt facility	—	(8,723)	—
Pay-in-kind interest	21,995	20,494	15,904
Accrued interest and fees added to principal of first lien debt	—	16,956	—
Share-based compensation	2,334	2,885	925
Provision for doubtful accounts	624	2,641	9,012
Foreign exchange (gain) loss	4,194	(3,856)	10,710
Gain on sale of assets	(72)	(151)	(347)
Loss on assets held for sale	—	—	216
Loss on interest rate swaps	4,287	8,568	10,168
Deferred income taxes	(17,734)	9,658	(69,296)
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable	3,681	17,941	36,625
Inventories	(12,650)	45,075	44,982
Other current assets	(642)	(307)	1,090
Accounts payable and other current liabilities	(3,952)	(1,360)	(62,459)
Income taxes payable	4,421	(10,930)	(14,896)
Other noncurrent assets and liabilities	(2,948)	221	12,479

Net cash provided by (used in) operating activities	4,133	59,482	(16,455)
Investing activities
Proceeds from sale of assets	2,683	2,325	8,040
Capital expenditures	(12,165)	(4,351)	(14,824)

Net cash used in investing activities	(9,482)	(2,026)	(6,784)
Financing activities
Changes in cash overdrafts	(8)	(3)	(175)
Net (repayments) borrowings on First Lien Credit Facility	(37,038)	(1,053)	72,911
Net repayments on accounts receivable securitization facility	—	(34,633)	(5,367)
Deferred financing fees	—	(240)	(7,771)

Net cash (used in) provided by financing activities	(37,046)	(35,929)	59,598

Effect of exchange rate changes on cash	(2,647)	(241)	4,027

Net increase (decrease) in cash and cash equivalents	(45,042)	21,286	40,386
Cash and cash equivalents at beginning of period	69,944	48,658	8,272

Cash and cash equivalents at end of period	$24,902	$69,944	$48,658

Supplemental cash flow information
Income taxes paid (refunded), net	$1,917	$(5,802)	$4,898

Interest paid, net	$42,774	$45,174	$76,284

Significant noncash financing activities
Settlement of Second Lien Credit Facility in exchange for common stock	$—	$202,912	$—

Cancellation of Equity Sponsor Pay-in-Kind (PIK) Notes	$—	$196,783	$—

Issuance of First Lien Debt to settle interest rate swaps, accrued interest and issuance fees	$—	$35,053	$—

See accompanying notes.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

1. Basis of Presentation

Nature of Operations and Organization

        Euramax Holdings, Inc. and Subsidiaries (Euramax or the Company) is an international producer of residential and non-residential building materials and recreational vehicle, or RV, exterior components. The Company's core building products include aluminum, steel, vinyl and copper roof drainage products, steel roofing and siding and specialty coated aluminum coil. The Company's core RV products include aluminum siding, roofing and doors. In addition, the Company sells an extensive line of accessory products, including roofing and siding hardware, trim parts and roof drainage accessories. The Company sells its products to a wide range of customers, including distributors, contractors, and home improvement retailers, as well as RV and transportation original equipment manufacturers, or OEMs. The Company's manufacturing and distribution network consists of 42 strategically located facilities, of which 36 are located in North America and 6 are located in Europe. The Company's sales volumes have historically been higher in the second and third quarters due to the seasonal demand of the building products markets served.

        For periods prior to June 29, 2009, Euramax was owned by GS Capital Partners V Fund L.P., GS Capital Partners 2000 L.P., and their affiliated private equity funds (collectively, the Equity Sponsors), and certain members of the Company's management. The recessionary economic environment of 2008 and 2009 contributed to significant declines in the Company's net sales and operating results. These declines limited the Company's ability to comply with financial covenants required by its various debt agreements. As an alternative to other remedies available, the Company, its lenders and shareholders agreed to a debt restructuring that was effective on June 29, 2009. In connection with the restructuring of debt issued by Euramax and its subsidiaries, approximately $196.8 million of principal and interest on PIK Notes held by the Equity Sponsor was cancelled and the Equity Sponsors and management shareholders conveyed ownership of their shares of Euramax to lenders under the Second Lien Credit Agreement in exchange for the cancellation of debt and accrued interest totaling $202.9 million. See Note 7 for further discussion on the restructuring of debt issued by Euramax and its subsidiaries.

Principles of Consolidation

        The consolidated financial statements of the Company are prepared in conformity with U.S. generally accepted accounting principles and include the accounts of the Company and all its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Fiscal Year

        The Company operates on a 52 or 53 week fiscal year ending on the last Friday in December. The Company's fiscal year ended December 31, 2010 consisted of 53 weeks. Years ended December 25, 2009 and December 26, 2008 each consisted of 52 weeks.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates and Assumptions

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of certain assets, liabilities, revenues and expenses and disclosure of contingencies in the Company's consolidated financial statements. Although these estimates and assumptions are based on the Company's knowledge of current events and actions the Company may take in the future, actual results could ultimately differ from those estimates and assumptions, and the differences could be material.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. Certain cash overdrafts of the Company have been netted with positive cash balances held with the same financial institutions.

Trade Accounts Receivable

        Trade accounts receivable are recorded at net realizable value. This value includes an allowance for estimated uncollectible accounts, returns and allowances, cash discounts and other adjustments. The allowance for doubtful accounts is based on historical experience, the level of past-due accounts based on the contractual terms of the receivables, current economic conditions and an evaluation of the customers' credit worthiness. Accounts receivable are charged against the allowance for doubtful accounts when it is probable that the receivable will not be recovered.

        Activity in the allowance for doubtful accounts was as follows:

	2010	2009	2008
Balance, beginning of year	$7,213	$7,194	$2,394
Net charges to costs and expenses	624	2,562	8,440
Write-offs, net of recoveries	(2,039)	(2,596)	(3,457)
Foreign currency translation	(56)	53	(183)

Balance, end of year	$5,742	$7,213	$7,194

Inventories

        Inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out (FIFO) method. Cost of manufactured inventory includes direct labor and manufacturing overhead. Market with respect to all inventories is replacement cost subject to a floor for an approximate normal profit margin on disposition. Abnormal amounts of idle facility expense, freight, handling costs, and wasted materials are recorded as current period charges. The allocation of fixed production overheads to inventory is based on the normal capacity of the production facilities.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

2. Summary of Significant Accounting Policies (Continued)

Property, Plant, and Equipment

        Property, plant, and equipment is recorded at cost. Cost of property, plant, and equipment acquired in a business combination is recorded at fair value based on the age and current replacement cost for similar assets on the date of the acquisition. Repair and maintenance costs are generally expensed unless they extend the useful lives of assets. Depreciation of property, plant, and equipment is computed principally on the straight-line method over the estimated useful lives of the assets ranging from 3 to 37 years for equipment and from 10 to 25 years for buildings. Gains and losses related to the disposition of property, plant, and equipment are charged to other income or expense when incurred. Also, when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, management assesses whether there has been an impairment in the value of the asset by comparing the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition to the carrying amount of the asset. If the expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the asset's carrying value over its fair value. Fair value is estimated based on discounted cash flows, independent appraisals or comparable market transactions.

Goodwill and Intangible Assets

        Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and identifiable intangible assets acquired. Goodwill has been assigned to multiple reporting units at either the operating segment, or one level below, primarily based upon the nature of discrete businesses comprising the Company's operations. Goodwill is tested for impairment annually on the last day of the Company's fiscal year, or more frequently, if events or circumstances indicate the potential for impairment. In 2008, the Company's testing indicated that the net carrying value of its six reporting units exceeded their fair values. Accordingly, the Company proceeded to determine the implied fair value of goodwill for comparison to recorded amounts. In 2008, the Company recorded an impairment charge of approximately $345.0 million, including $114.8 million for the U.S. Residential Building Products segment, $53.6 million for the U.S. Non-Residential Building Products segment, $100.3 million for the U.S. RV and Specialty Building Products segment, $58.5 million for the European Engineered Products segment, and $17.8 million for the European Roll Coated Aluminum segment. The implied fair value of goodwill was determined by estimating the fair value of the reporting units and allocating such value to the tangible and identifiable intangible assets of each reporting unit. The Company's fair value estimate was based upon estimates of the future cash flows of the reporting units and market valuations of comparable companies. Significant judgments were made in estimating the future cash flows of the reporting units and determining comparable companies upon which fair values of the Company's reporting units were based. No goodwill impairment charges were recorded during 2009 or 2010. The carrying value of goodwill at the valuation date is not representative of current fair value.

        The Company has recognized intangible assets, apart from goodwill, acquired in business combinations and resulting from certain shareholder transactions, at fair value on the date of the transactions. Indefinite lived intangible assets are not amortized, but are tested for impairment annually on the last day of the Company's fiscal year, or more frequently if events or circumstances indicate the potential for impairment. The Company amortizes its intangible assets with finite lives over their useful

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

2. Summary of Significant Accounting Policies (Continued)

lives based upon the pattern in which the economic benefits of the intangible assets are recognized. If that pattern cannot be determined, a straight-line amortization method is used. Intangible assets with finite lives are tested for impairment when there are indications that the carrying amount of an intangible asset may not be recoverable. The Company utilizes an income approach to estimate the fair value of its definite and indefinite lived intangible assets to test for impairment.

        In 2008, impairment charges relating to customer relationships totaled $50.4 million, including $3.5 million in the U.S. Non-Residential Building Products segment, $5.1 million in the U.S. RV and Specialty Building Products segment, $16.3 million in the European Roll Coated segment, and $25.5 million in the European Engineered Products segment. In 2008, impairment charges relating to trade names totaled $3.9 million, including $2.3 million in the U.S. Residential Building Products segment and $1.6 million in the U.S. Non-Residential Building Products segment. No intangible asset impairment charges were recorded in 2009 or 2010.

        Impairment charges on goodwill and intangible assets are recorded in goodwill and other impairments in the consolidated statement of operations. The 2008 impairments of goodwill, trade names and customer relationships resulted from broad declines in the Company's estimate of future cash flows based on economic conditions during the year ended and as of December 26, 2008. See Note 6 for further disclosures related to goodwill and other intangible assets.

Income Taxes

        The Company accounts for income taxes using the asset and liability method of accounting. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax bases of existing assets and liabilities. Valuation allowances are established if the Company believes it is more likely than not that some or all of the deferred tax assets will not be realized. A tax benefit is not recognized unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, a tax benefit is recognized and measured as the largest amount of the tax benefit that in the Company's judgment is greater than 50 percent likely to be realized. Interest and penalties related to unrecognized tax positions are recorded in provision (benefit) for income taxes in the accompanying Consolidated Statements of Operations. See Note 11 for further disclosures related to income taxes.

Financial Instruments and Risk Management

        The Company measures fair value based on a hierarchy disclosure framework that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

2. Summary of Significant Accounting Policies (Continued)

Market price observability is impacted by a number of factors, including the type of asset or liability and their characteristics. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

        All derivative instruments are recognized on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and the type of hedging relationship. Derivative instruments that qualify as hedging instruments are designated based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of net investment in a foreign operation. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk is recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of Other Comprehensive Income (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss related to the ineffective portion of the derivative instrument, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign operation, the gain or loss is reported in OCI as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Should a financial instrument designated as a hedge be terminated while the underlying hedged transaction remains outstanding, or reasonably possible of occurring, the gain or loss would be deferred and amortized over the shorter of the remaining life of the underlying or the agreement.

        The Company uses derivative financial instruments primarily to reduce its exposure to fluctuations in interest rates. When entered into, the Company formally designates and documents the financial instrument as a hedge of a specific exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. The Company formally assesses both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related exposure. Derivatives are recorded on the balance sheet at fair value as either other assets or other liabilities. The Company calculates the fair value of its derivatives using quoted market prices when available. When quoted market prices are not available, the Company uses standard pricing models with market-based inputs that take into account the present value of estimated future cash flows. The earnings impact resulting from the derivative instruments is recorded in the same line item within the statement of operations as the exposure being hedged. The ineffective portion of a financial instrument's change in fair value is

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

2. Summary of Significant Accounting Policies (Continued)

immediately recognized in earnings as other income (expense). As of December 31, 2010 there were no outstanding derivative instruments.

Revenue Recognition

        The Company recognizes revenue when persuasive evidence of an agreement exists, delivery has occurred, the Company's price to the buyer is fixed and determinable and collectability is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. Revenue is recorded net of provisions for returns, allowances, rebates, and discounts.

        The Company provides warranties on certain products. The warranty periods differ depending on the product, but generally range from one year to limited lifetime warranties. The Company provides accruals for warranties based on historical experience and expectations of future occurrence. Warranty costs are recorded as a component of cost of goods sold and are classified as accrued expenses or other liabilities depending on the timing of expected payments.

Shipping and Handling Costs

        The Company classifies all shipping and handling charges as cost of goods sold.

Advertising Costs

        The Company expenses all advertising costs as incurred. Advertising costs for 2010, 2009, and 2008 were $3.1 million, $2.6 million, and $4.0 million, respectively.

Translation of Foreign Currencies

        Assets and liabilities of non-U.S. subsidiaries are translated to U.S. Dollars at the rate of exchange in effect on the balance sheet date. Income and expenses are translated to U.S. Dollars at the weighted average rates of exchange prevailing during the year. Foreign currency gains and losses resulting from the remeasurement of inter-company amounts that are not of a long-term investment nature into local currencies and certain indebtedness of foreign subsidiaries denominated in U.S. dollars are included in other income (expense) and amounted to $(3.7) million, $4.5 million, and $(15.9) million in 2010, 2009, and 2008, respectively. Foreign currency gains and losses resulting from transactions in the ordinary course of business are recorded in selling and general expenses. The foreign currency translation gains and losses recorded in selling and general expenses were not significant for any period presented.

Recently Adopted Accounting Pronouncements

        In June 2009, the FASB issued guidance which revised the approach for determining the primary beneficiary of a variable interest entity to be more qualitative in nature and require companies to more frequently reassess whether they must consolidate a variable interest entity. The revised standard was adopted by the Company on December 26, 2009, the first day of the Company's 2010 fiscal year. The adoption of this new standard did not have a significant impact on the Company's consolidated financial statements.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

2. Summary of Significant Accounting Policies (Continued)

        In June 2009, the FASB issued guidance related to accounting for transfers of financial assets, which clarifies the determination of a transferor's continuing involvement in a transferred financial asset and limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire original financial asset. The Company adopted the revised guidance on December 26, 2009, the first day of the Company's 2010 fiscal year. The adoption of this new standard did not have a significant impact on the Company's consolidated financial statements.

        In February 2008, the FASB amended certain provisions of accounting guidance related to fair value measurements, which delayed the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. The Company adopted these provisions effective December 27, 2008, the first day of the Company's 2009 fiscal year. The adoption of the standard for all nonfinancial assets and nonfinancial liabilities did not have a material impact on the Company's consolidated financial statements.

        In December 2007, the FASB amended its guidance on accounting for business combinations. Among other things, the new guidance amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. It also establishes new disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The Company adopted this new accounting guidance effective December 26, 2009, the first day of the Company's 2010 fiscal year. The adoption of this new accounting policy did not have a significant impact on our consolidated financial statements, and the impact it will have on our consolidated financial statements in future periods will depend on the nature and size of business combinations completed subsequent to the date of adoption.

        In December 2007, the FASB issued accounting and disclosure guidance related to noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests and requires the separate disclosure of income attributable to controlling and noncontrolling interests. The standard is effective for fiscal years beginning after December 15, 2008. The adoption of this new standard did not have a significant impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

        In October 2009, the FASB amended certain revenue recognition provisions related to multiple deliverable arrangements. The provisions clarify the separability criteria for deliverables in a multiple element revenue arrangement and require the use of the relative selling price of stand alone elements to allocate transaction costs to individual elements at inception. These provisions also require additional disclosure regarding the nature and type of performance obligations of significant multiple deliverable revenue arrangements. The provisions are effective for fiscal periods beginning on or after June 15, 2010. The Company is currently evaluating the impact this will have on our financial statements.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

3. Inventories

        Inventories were comprised of:

	December 31, 2010	December 25, 2009
Aluminum and steel coil	$50,372	$43,517
Raw materials	23,056	20,390
Work in process	2,229	1,983
Finished products	14,570	13,305

	$90,227	$79,195

        The Company has disclosed aluminum and steel coil inventory separately, as it represents inventory that can be classified as raw material, work in process or finished product. Aluminum and steel coil represent both painted and bare coil. Inventories are net of related reserves totaling $2.4 million and $4.1 million at December 31, 2010 and December 25, 2009, respectively. During 2008, the Company recorded cost of sales totaling $8.8 million to reduce the carrying value of its inventory to market as a result of a significant decline in aluminum and steel market prices.

        Activity in the allowance for obsolete inventory was as follows:

	2010	2009	2008
Balance, beginning of year	$4,130	$5,130	$4,749
Net charges to costs and expenses	2,601	3,686	5,864
Write-offs	(4,232)	(4,795)	(4,765)
Acquisition and purchase accounting adjustments	—	—	(344)
Foreign currency translation	(94)	109	(374)

Balance, end of year	$2,405	$4,130	$5,130

4. Discontinued Operations

        In November 2008, the Company made the decision to cease operations of its GSI subsidiary. GSI was previously included in the U.S. Residential Building Products segment. GSI produced and sold roof drainage products to contractors. The decision was based upon financial losses caused by poor economic conditions and diminishing prospects for market improvement. Following this decision, the GSI assets were offered for sale. The Company ceased operating at eleven of its twelve GSI locations prior to December 26, 2008. In 2008, GSI incurred goodwill and other impairment charges including impairments on fixed assets, goodwill and customer relationships of $5.1 million, $2.0 million and $5.7 million, respectively. Additionally, GSI accrued as operating expenses $0.8 million for future lease commitments. In 2009, certain GSI assets were sold for approximately $1.8 million, resulting in a loss of $0.2 million.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

4. Discontinued Operations (Continued)

        In the accompanying consolidated statements of operations, loss from discontinued operations, net of income taxes, consists of the following:

	Year Ended
	December 31, 2010	December 25, 2009	December 26, 2008
Net sales	$—	$2,353	$32,132
Operating and other expenses	156	4,305	51,064
Goodwill and other impairments	—	—	12,795

Loss before income taxes	(156)	(1,952)	(31,727)
Benefit for income taxes	(4)	(622)	(9,314)

Loss from discontinued operations	$(152)	$(1,330)	$(22,413)

        The following assets and liabilities are included in assets related to discontinued operations and liabilities related to discontinued operations in the consolidated balance sheets.

	December 31, 2010	December 25, 2009
Accounts receivable	$—	$65
Assets held for sale	—	2,262

Total assets	$—	$2,327

	December 31, 2010	December 25, 2009
Accounts payable	$—	$9
Accrued liabilities	—	440

Total liabilities	$—	$449

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

5. Property, Plant, and Equipment

        Property, plant, and equipment consisted of:

	December 31, 2010	December 25, 2009
Land and improvements	$23,050	$23,900
Buildings	57,476	58,185
Machinery and equipment	160,953	157,735

	241,479	239,820
Less accumulated depreciation	(90,386)	(72,705)

	151,093	167,115
Construction in progress	6,802	2,333

	$157,895	$169,448

        Depreciation expense (including software amortization expenses disclosed below) for 2010, 2009, and 2008 was $18.9 million, $17.8 million, and $20.3 million, respectively.

        As of December 31, 2010 and December 25, 2009, unamortized computer software costs totaling $12.5 million and $15.2 million, respectively, were recorded in property, plant and equipment. Amortization of capitalized computer software costs for 2010, 2009, and 2008 was $2.9 million, $2.9 million, and $2.2 million, respectively.

        Due to declines in the RV market in 2008, the Company determined that its investment in its U.S. RV and Specialty Building Products facility located in Ft. Wayne, Indiana was not fully recoverable. Accordingly, the Company recorded a charge of $2.0 million in 2008 to reduce the carrying value of certain machinery and equipment devoted to the manufacture of fiberglass panels for the RV industry, to their appraised values. Further declines in RV demand in 2009, led to the closure of the fiberglass manufacturing facility. As a result, the Company wrote the investment in its facility down by $3.5 million to its expected salvage value.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

6. Goodwill and Intangible Assets

Goodwill

        The changes in the carrying amount of goodwill for the years ended December 31, 2010 and December 25, 2009 are as follows:

	U.S. Residential Building Products	U.S. RV and Specialty Building Products	European Roll Coated Aluminum	European Engineered Products	Consolidated
Balance at December 26, 2008	$65,942	$15,112	$112,323	$11,635	$205,012
Foreign currency translation	—	—	2,666	1,040	3,706
Other	—	—	(244)	—	(244)

Balance at December 25, 2009	65,942	15,112	114,745	12,675	208,474
Foreign currency translation	—	—	(8,185)	(290)	(8,475)

Balance at December 31, 2010	$65,942	$15,112	$106,560	$12,385	$199,999

        Accumulated impairment losses as of December 31, 2010 were $112.0 million for U.S. Residential Building Products, $97.9 million for U.S. RV and Specialty Coated Products, $58.6 million for European Roll Coated Aluminum Products and $9.6 million for European Engineered Products. Accumulated impairment losses as of December 25, 2009 were $112.0 million for U.S. Residential Building Products, $97.9 million for U.S. RV and Specialty Coated Products, $63.1 million for European Roll Coated Aluminum and $9.8 million for European Engineered Products. Changes in accumulated impairment losses resulted from foreign currency translation adjustments related to goodwill in the Company's foreign reporting units.

Intangible Assets

        Intangible assets consisted of the following:

	As of December 31, 2010			As of December 25, 2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:
Customer relationships	$213,336	$(125,845)	$87,491	$219,585	$(110,271)	$109,314
Patents	5,800	(3,245)	2,555	5,800	(2,655)	3,145
Non-compete agreements	2,266	(2,042)	224	2,266	(1,649)	617

	221,402	(131,132)	90,270	227,651	(114,575)	113,076

Intangible assets not subject to amortization:
Trade names	6,100	—	6,100	6,100	—	6,100

Total intangible assets	$227,502	$(131,132)	$96,370	$233,751	$(114,575)	$119,176

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

6. Goodwill and Intangible Assets (Continued)

        The aggregate amortization expense for intangible assets for 2010, 2009, and 2008 was $19.8 million, $21.9 million, and $35.0 million, respectively. The average useful lives of the Company's customer relationships, patents and non-compete agreements are 12 years, 10 years and 3 years, respectively. Based on the carrying value of identified intangible assets recorded at December 31, 2010, and assuming no subsequent impairment of the underlying assets, the aggregate annual amortization expense for the next five years is expected to be as follows:

Year	Amortization of Intangible Assets
2011	$17,805
2012	16,026
2013	14,670
2014	13,340
2015	11,765

7. Long-Term Debt

        Long-term debt obligations consisted of the following:

	December 31, 2010	December 25, 2009
First Lien Credit Agreement:
Cash Pay loans	$258,335	$261,844
PIK loans	244,834	263,475

	$503,169	$525,319

The First Lien Credit Agreement

        The amended and restated First Lien Credit Agreement consists of $503.2 million in term loans comprised of the Cash Pay Loan and the PIK Loan. The Cash Pay Loan and PIK Loan are each comprised of (i) a U.S. Dollar Term Loan Facility and (ii) Euro and British Pound term loan facilities (together the European Term Loan Facility). Euramax International, Inc. and Euramax International Holdings B.V. are the borrowers (collectively, the U.S. Borrowers) under the U.S. Dollar Term Loan Facility. Euramax Holdings Limited, Euramax Europe B.V. and Euramax Netherlands B.V. are the borrowers (collectively, the European Borrowers) under the European Term Loan Facility. As of December 31, 2010, portions of the Cash Pay Loan denominated in U.S. Dollars, Euros and British Pounds were $205.5 million, EUR 31.8 million ($42.5 million) and GBP 6.6 million ($10.3 million), respectively. Also, as of December 31, 2010, portions of the PIK Loan denominated in U.S. Dollars, Euros and British Pounds were $194.2 million, EUR 30.5 million ($40.7 million) and GBP 6.3 million ($9.9 million), respectively.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

7. Long-Term Debt (Continued)

        Each of the Company's existing and subsequently acquired or organized domestic subsidiaries (the U.S. Guarantors and, together with the U.S. Borrowers, the U.S. Obligors) guarantee all obligations under the U.S. Dollar Term Loan Facility. Each of the Company's existing and subsequently acquired or organized domestic and foreign subsidiaries (the European Guarantors and, together with the European Borrowers, the European Obligors), to the extent that they may grant such upstream guarantees without breaching applicable financial assistance, corporate benefit or fiduciary duty rules or incurring adverse tax consequences, guarantee all obligations under the European Term Loan Facility. The U.S. Dollar Term Loan Facility is secured by a second priority security interest in the accounts receivable and inventory of the domestic subsidiaries of the U.S. Borrowers and a first priority security interest in substantially all other assets of the U.S. Obligors. The European Term Loan Facility is secured by a first priority security interest in all assets of the European Obligors.

        The amended and restated First Lien Credit Agreement eliminated the revolving credit facility, extended the maturity date of both the U.S. Dollar Term Loan Facility and the European Term Loan Facility (together the Term Loans) from June 29, 2012 to June 29, 2013, and, eliminated requirements for quarterly repayments. The Term Loans may be prepaid at any time without premium or penalty. Mandatory prepayments are required to be made equal to proceeds arising from certain asset sales, casualty insurance, certain issuances of debt securities, and 75% of the Company's annual excess cash flow (as defined). Prepayments are required annually (beginning in the first quarter of 2011) based upon the excess cash flow of the immediately preceding fiscal year. Based on the consolidated excess cash flow calculation for 2010, no excess cash flow payment is required to be made in the first quarter of 2011.

        On December 30, 2009, in conjunction with the sale of assets, the Company made an approximate $2.0 million mandatory prepayment on the First Lien Credit Facility. In addition to this mandatory prepayment, the company made voluntary prepayments on July 9, 2010, August 13, 2010, and September 30, 2010 of approximately $5.0 million, $5.0 million, and $25 million, respectively. The Company also chose to make a Cash Pay election for approximately $5.7 million of PIK interest on November 30, 2010. The combination of these prepayments resulted in an approximate $42.7 million reduction in the First Lien debt offset by additional indebtedness of approximately $22 million due to PIK interest.

        The First Lien Credit Agreement contains affirmative and negative covenants customary for this type of financing, including but not limited to, financial covenants related to minimum interest coverage, minimum fixed charge coverage, maximum capital expenditures, maximum total leverage and minimum liquidity. The First Lien Credit Agreement includes negative covenants that restrict the Company's ability to, among other things, incur additional indebtedness, incur liens, guarantee obligations, pay dividends or make redemptions or make voluntary payments on subordinated debt, engage in mergers and make acquisitions, sell assets, enter into sale leaseback transactions, and engage in certain types of transactions with affiliates. These limitations also prohibit the U.S. borrower's ability to transfer cash or other assets to Euramax Holdings, whether by dividend, loan or otherwise. Accordingly, restricted net assets of the Company's subsidiaries included in consolidated equity were approximately $9.6 million and $46.8 million at December 31, 2010 and December 25, 2009, respectively. The First Lien Credit Agreement also contains cross default provisions with the Asset Based Revolving Credit Facility. Failure to comply with covenants contained in the Company's First

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

7. Long-Term Debt (Continued)

Lien Credit Agreement in future periods, if not waived or amended, would result in an event of default. Under an event of default, the lender may declare all or any portion of the obligations immediately due and payable. Any default resulting in the acceleration of indebtedness or foreclosure on collateral would have a material adverse effect on the Company.

        Term Loans bear interest at the greater of 3.00% or a reserve adjusted Eurodollar rate, plus an applicable margin. The applicable margin for the Cash Pay Loan is 7.00%. The applicable margin for the PIK Loan is 11.00% unless the Company elects, at least ten days prior to the expiration of an interest contract period, to pay interest applicable to the contract period. In such event, the applicable margin is 9.00%. The Company may select interest contract periods of 30, 60, 90 or 180 days. Interest on the Cash Pay Loan is payable on the last day of each calendar month within the interest contract period. Interest representing the applicable margin on the PIK Loan is payable at the earlier of the expiration of the interest contract period or within 90 days of the start of an interest contract period. Accrued interest attributable to the applicable margin (PIK Interest) on the PIK Loan, if not elected by the Company to be paid in cash, is capitalized at the earlier of the end of an interest contract period or 90 days. At December 31, 2010 and December 25, 2009, PIK Interest of $2.4 million and $2.1 million, respectively, was recorded as a long-term liability based upon the Company's ability and intent to capitalize such interest as part of the PIK Loan principal. The applicable interest rates for borrowings under the Cash Pay Loan and PIK Loan were 10% and 14%, respectively, as of December 31, 2010 and December 25, 2009. If on the third anniversary of the Restructuring the Company does not elect to begin making cash payments of interest on the PIK Loan, the applicable margins for the Cash Pay Loan and PIK Loan increase to 9.0% and 13.0%, respectively.

Asset-Based Revolving Credit Facility

        On the Restructuring date, the Company entered into a $70.0 million asset-based revolving credit facility (the ABL Facility). Proceeds from the ABL Facility were used to pay certain fees incurred in connection with the Restructuring and may be used for working capital or other corporate purposes. Borrowings under the ABL Facility are secured by a first priority security interest in the accounts receivable and inventory of the Company's domestic subsidiaries ($90.1 million as of December 31, 2010 and $93.0 million as of December 25, 2009). The Company may elect either LIBOR or Base Rate revolving loans under the ABL Facility. The Company entered into a First Amendment to the ABL Facility on September 24, 2010, which amended the borrowing rate for LIBOR Loan borrowings from the greater of 2.50% or a LIBOR Index Rate plus an applicable margin of 3.50%, to a LIBOR Index Rate plus an applicable margin of 3.50%. The amendment also reduced the commitment fees on the ABL Facility from 0.75% to 0.50%. A Second Amendment to the ABL facility on October 15, 2010 amended the borrowing rate for Base Rate borrowings from the greater of 2.50%; the Federal Funds rate plus 0.5%; or the lender's Prime Rate plus 2.0%, plus an applicable margin of 1.25%. to the greatest of 2.50%; or the Federal Funds Rate plus 0.5%; or the Prime Rate in effect on such day; or LIBOR for an interest period of one-month plus 1%, plus an applicable margin of 1.25%.The applicable margins for both Base Rate and LIBOR loans increase 0.5% and 1.0% in the event that availability under the ABL Facility falls below $25.0 million and $10.0 million, respectively.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

7. Long-Term Debt (Continued)

        The ABL Facility requires the Company to pay commitment fees equal to 0.50% per annum on the average daily undrawn portion of the facility. Amounts under the ABL Facility may be borrowed, repaid and reborrowed until the loan termination date, subject to borrowing base limitations related to the amounts of eligible accounts receivable and inventory. Subsequent to the Amendments, the Company borrowed approximately $14.0 million on the facility, and utilized the borrowings and excess available cash to pay down approximately $25.0 million on the First Lien Credit Agreement. The borrowings on the ABL were repaid as of October 18, 2010.

        At December 31, 2010 and December 25, 2009, $56.9 million and $47.5 million, respectively, were available to be drawn on the ABL Facility. The ABL Facility contains affirmative and negative covenants customary for this type of financing and cross default provisions with the First Lien Credit Agreement. The ABL Facility terminates on June 29, 2012.

Debt Restructuring

        On June 29, 2009, Euramax, its lenders, the Equity Sponsors and certain management shareholders agreed to a restructuring of indebtedness owed by the Company to lenders under the First and Second Lien Credit Agreements, the Equity Sponsor PIK Notes, and of amounts owed to counterparties to the Interest Rate Swaps (the Restructuring). See Note 8 for further discussion of the Interest Rate Swaps. Under the terms of the Restructuring, 100% of the Equity Sponsor PIK Notes consisting of principal and accrued interest of $195.4 million and $1.4 million, respectively, were cancelled. In addition, lenders cancelled 100% of amounts owed under the Second Lien Credit Agreement consisting of principal and accrued interest of $191 million and $12 million, respectively. In exchange, lenders under the Second Lien Credit Agreement received 100% of the issued and outstanding stock of the Company. Such stock was issued to lenders in proportion to their holdings of the Second Lien loans prior to the restructuring. As a result, the Company recorded the fair value of equity securities issued (less associated fees) together with the cancelled principal and accrued interest under the Equity Sponsor PIK notes as a credit to paid-in-capital and recognized a pretax extinguishment gain of $8.7 million on the exchange.

        Also under the terms of the Restructuring, lenders under the First Lien Credit Agreement, together with counterparties to the Interest Rate Swaps, amended and restated the First Lien Credit Agreement to, among other items, split the sum of amounts owed under the First Lien secured revolving credit facility ($77.5 million), the U.S. Dollar Term Loan Facility ($304.8 million), the European Term Loan Facility ($109.3 million) and the Interest Rate Swaps ($18.9 million) into two components consisting of a cash pay portion (the Cash Pay Loan) and a payment-in-kind portion (the PIK Loan). Immediately following the Restructuring, principal balances owed under the Cash Pay Loan and PIK Loan were $261.2 million (including capitalized fees of $1.3 million) and $251.8 million (including accrued interest and capitalized fees of $14.9 million), respectively.

        On the Restructuring date, debt issuance costs of $2.5 million were capitalized in connection with the amendment and restatement of the First Lien Credit Agreement.

        The Restructuring was preceded by a series of forbearance and limited waiver agreements in place from November 10, 2008 to the Restructuring date. Pursuant to the terms of these agreements, lenders under the First and Second Lien Credit Agreements and the Accounts Receivable Facility agreed to

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

7. Long-Term Debt (Continued)

forbear from exercising rights and remedies, including accelerating repayment of the outstanding debt, with respect to named events of default primarily related to financial covenant compliance. The forbearance agreements contained, among other items, a minimum liquidity requirement and restrictions on distributions of cash. During the period of forbearance, the Company was restricted from borrowing under the First Lien Revolving Credit Facility. In 2008, the Company recognized interest expense of $21.6 million representing the accelerated amortization of remaining deferred financing fees to coincide with the term of the first forbearance. In 2009, interest expense of $5.5 million was recognized representing fees and expenses relating to obtaining forbearances.

The Second Lien Credit Agreement

        Prior to the Restructuring, the Second Lien Credit Agreement consisted of a $190.0 million term loan facility. Euramax International, Inc. and Euramax International Holdings B.V. were the borrowers under the term loan facility. Borrowings under the second lien term facility bore interest, at the borrower's option, at either a base rate plus an applicable margin of 6.00% to 7.75% per annum based on the leverage ratio, or a reserve adjusted Eurodollar rate plus an applicable margin of 7.00% to 8.75% per annum based on the leverage ratio.

Equity Sponsor PIK Notes

        Prior to the Restructuring, notes issued to the Equity Sponsors (the Equity Sponsor PIK Notes) totaled $195.4 million, consisting of $172 million of original principal and $23.4 million in payment-in-kind interest. Euramax Holdings, Inc. was the borrower under the Equity Sponsor PIK Notes. Borrowings under the Equity Sponsor PIK Notes bore interest at 12.5% through December 21, 2007 and at 9.00% from that point forward until their cancellation. Interest on the equity sponsored notes was paid-in-kind.

Accounts Receivable Facility

        Prior to the Restructuring, the Company was a party to a $60.0 million accounts receivable securitization facility (the Accounts Receivable Facility). The Accounts Receivable Facility was repaid on the Restructuring date. Under the Accounts Receivable Facility, the Company sold substantially all of the trade receivables of certain U.S. subsidiaries to Euramax Receivables LLC, a wholly owned, special purpose subsidiary. Euramax Receivables LLC funded these purchases with borrowings under a loan agreement with a third party. Amounts outstanding under the loan agreement were collateralized by trade receivables purchased by Euramax Receivables LLC. Borrowings under the loan agreement bore interest at a LIBOR Index Rate plus an applicable margin of 1.50%. The Accounts Receivable Facility required the Company to pay commitment fees equal to 0.25% per annum on the average daily undrawn portion of the facility. Euramax Receivables LLC is included in the Company's consolidated financial statements.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

8. Financial Instruments

        Historically, the Company has entered into interest rate agreements with major financial institutions to reduce the impact of interest rate fluctuations related to debt payments.

        In October 2005, the Company entered into four interest rate swaps (the Interest Rate Swaps), whereby the Company paid its counterparties a fixed interest rate of 4.623% on a notional amount of $375.0 million. In exchange, the Company received payments equal to a floating interest rate of three-month U.S. Dollar LIBOR on an equivalent notional amount. The Interest Rate Swaps were initially designated as cash flow hedges that effectively converted a portion of the Company's U.S. Dollar floating rate debt into fixed rate debt. The effectiveness of the Interest Rate Swaps was assessed using the hypothetical derivative method. During 2008, amendments to the First and Second Lien Credit Agreements resulted in the Interest Rate Swaps no longer qualifying as cash flow hedges. After ceasing to qualify for hedge accounting, changes in the fair value of the Interest Rate Swaps were recorded as a gain or loss in other (income) expense. In June 2009, as part of the Restructuring discussed in Note 7, the Interest Rate Swaps were terminated. The fair value (a liability of approximately $18.9 million) of the Interest Rate Swaps at the time of termination was added to the outstanding balance of the First Lien Term Loans. To measure the fair value of the Interest Rate Swaps, the Company obtained quotations from financial institutions including the swap counterparties, a Level 2 measurement in the fair value hierarchy. Such quotations were corroborated and compared to the Company's valuation determined through a discounted, estimated future cash flow methodology. As of December 31, 2010 and December 25, 2009, the Company had no outstanding derivative financial instruments which required fair value measurements.

        The following tables summarize the effect of the Company's derivative instruments on the Consolidated Statements of Operations for the years ended December 31, 2010, December 25, 2009, and December 26, 2008:

	Amount of Pretax Loss Recognized in Accumulated OCI
	Year Ended December 31, 2010	Year Ended December 25, 2009	Year Ended December 26, 2008
Derivatives previously designated as cash flow hedging instruments
Interest rate swap agreements	$—	$4,287	$8,782

		Amount of Pretax Loss Reclassified from Accumulated OCI into Earnings
	Location of Loss Reclassified from Accumulated OCI into Earnings
		Year Ended December 31, 2010	Year Ended December 25, 2009	Year Ended December 26, 2008
Derivatives designated as cash flow hedging instruments
Interest rate swap agreements	Interest expense	$4,287	$4,495	$6,905

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

8. Financial Instruments (Continued)

		Amount of Pretax Loss, Recognized in Earnings
	Location of Loss	Year Ended December 31, 2010	Year Ended December 25, 2009	Year Ended December 26, 2008
Derivatives not designated as hedging instruments
Interest rate swap agreements	Other loss	$—	$4,073	$7,454

        Pretax losses on derivatives previously designated as cash flow hedging instruments were reclassified from accumulated OCI to earnings totaling $4,287, $4,495, and $6,905, in 2010, 2009, and 2008, respectively. As of December 31, 2010, all pretax losses recognized in OCI had been fully amortized into earnings.

        The following table summarizes activity in OCI related to derivatives held by the Company.

	Pre-Tax Gains (Losses)	Income Tax	After-Tax Gains (Losses)
Accumulated derivative net losses at December 28, 2007	$(7,300)	$2,847	$(4,453)
Year ended December 26, 2008
Net changes in fair value of derivatives resulting from adoption of SFAS No. 157	501	(195)	306
Net changes in fair value of derivatives	(8,888)	3,466	(5,422)
Net loss reclassified from OCI into earnings	6,905	(3,271)	3,634

Accumulated derivative net losses at December 26, 2008	(8,782)	2,847	(5,935)
Year ended December 25, 2009
Net loss reclassified from OCI into earnings	4,495	(1,464)	3,031

Accumulated derivative net losses at December 25, 2009	(4,287)	1,383	(2,904)
Year ended December 31, 2010
Net loss reclassified from OCI into earnings	4,287	(1,383)	2,904

Accumulated derivative net losses at December 31, 2010	$—	$—	$—

        The Company estimates that the fair value of its First Lien Credit Agreement debt was $487.9 million at December 31, 2010. Fair value was estimated using quotes provided by brokers that trade the Company's First Lien debt.

        The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The fair value of these financial instruments approximates their carrying values at December 31, 2010, December 25, 2009, and December 26, 2008. The Company places its cash and cash equivalents with high credit quality institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit; however, the Company believes that its credit risk exposure is not significant due to the high credit quality of the institutions. The Company routinely assesses the financial strength of its customers, monitors past due balances based on contractual terms, and generally does not require collateral. The Company provides for doubtful accounts based on historical experience and when

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

8. Financial Instruments (Continued)

current market conditions indicate that collection of an amount is doubtful. The Company has a concentration of credit risk with customers in the U.S. home improvement retail, U.S. and European RV, U.S. and European commercial construction and U.S. home improvement contractor industries.

9. Common Stock

        The Company has authorized 1,200,000 shares consisting of 600,000 shares of Class A voting common stock, par value of one dollar ($1.00) per share, and 600,000 shares of Class B convertible restricted voting common stock, par value of one dollar ($1.00) per share. As part of the restructuring of indebtedness owed by the Company to lenders under the First and Second Lien Credit Agreements, lenders cancelled 100% of amounts owed under the second lien credit agreement in exchange for 100% of the Company's issued and outstanding common stock. Common stock was issued to lenders in proportion to their holdings of the second lien loans prior to the restructuring. As of December 31, 2010, the Company had 181,676 issued and outstanding shares of common stock with a par value of one dollar ($1.00) per share. Except with respect to voting rights, all shares of Class A and Class B convertible restricted voting common stock are identical in all respects and entitle the holder thereof to the same rights, preferences and privileges, and are subject to the same qualifications, limitations and restrictions, all as described in the Company's Certificate of Incorporation. The senior secured credit facility contains certain restrictions on the payment of cash dividends.

        The holders of Class A common stock are entitled to one vote per share on all matters voted on by the Company's stockholders, and the holders of Class B convertible restricted voting common stock are generally entitled to one vote per ten (10) shares held on any matters to be voted on by the Company's stockholders, with exceptions as noted in the Company's Certificate of Incorporation. In addition, each share of Class B convertible common stock may be converted at any time into one share of Class A common stock at the option of the holder.

        The Company is party to a stockholders agreement with the existing holders of its common stock. The stockholders agreement provides that stockholders holding a majority of the Company's outstanding stock must approve, among other things: (i) the Company's engagement in a public offering, (ii) amendment or restatement of the Company's charter of bylaws, (iii) any increase or decrease in the number of directors on the board and (iv) any actions, approvals or restatement of the charter of bylaws, (v) any increase or decrease in the number of directors on the Company's board and (vi) any actions, approval or agreement with respect to the foregoing provision. The agreement imposes transfer restrictions that control the manner in which the Company's stockholders may transfer their shares. The agreement also provides for preemptive rights. The preemptive rights do not apply in connection with a public offering.

        In addition, the Company is party to a registration rights agreement with its existing shareholders. Under the registration rights agreement, a stockholder who holds "registrable securities" may request that the Company register such securities through a demand registration or a piggyback registration. Registrable securities include the common stock delivered to the Company's stockholders in connection with the Restructuring (whether or not the common stock continues to be held by the stockholder who acquired the common stock in the Restructuring) and common stock issued to management under our Executive Incentive Plan.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

10. Stock Compensation

        Employees of the Company have participated in various stock-based compensation plans. Stock options, restricted stock and restricted stock units have been granted under the plans. Participation in these plans is reflected as compensation to the Company's employees and is included in selling and general expenses in the accompanying consolidated financial statements. Compensation is recorded based upon the estimated fair value of the award on the date of grant and is recognized on a straight-line basis over the period that the award vests. Stock-based compensation on performance based awards is recognized only if the performance targets are achieved.

Stock Options

        Prior to June 29, 2009, under various plans, the Company reserved 31,100 of its shares of common stock for issuance, as defined. During that period the Company granted options to purchase its common stock to selected officers and other key employees of the Company. Options granted consisted of options with service-based and performance-based vesting requirements. During 2009 and 2008 the Company recognized approximately $2.2 million and $0.9 million of stock compensation expense related to outstanding options, including amounts accelerated in 2009 as a result of the Restructuring, as discussed below.

        Options were granted with an exercise price equal to the estimated fair value of the Company's common stock on the grant date, vested in increments over a period of up to five years based on continued employment and had 10-year contractual terms. Options with performance vesting conditions vested based on continued employment and were subject to the achievement of specified performance targets.

        All outstanding options were cancelled as a result of the Restructuring as described in Note 7. This cancellation required the recognition of compensation expense of approximately $1.6 million, in 2009, for the remaining amount of unrecognized compensation.

        The fair value of each option award was estimated on the date of grant using a Black-Scholes-Merton option-pricing model. The weighted average grant date fair value of the 2008 grants was $177 per share. The assumptions used for options granted in 2008 included a risk free interest rate of 3.17%, an expected option life of five years, volatility of 34% and no dividends. There were no options granted or exercised during the year ended December 25, 2009.

Restricted Stock and Restricted Stock Units

        Effective September 24, 2009, the Company adopted the Euramax Holdings, Inc. Executive Incentive Plan (the Plan). Under the Plan, the Company reserved 21,737 restricted shares of Class A Common Stock for issuance to selected officers, directors and other key employees. To the extent that shares issued under the plan are forfeited or the award terminates, such shares may be reissued under the plan. The plan terminates on September 23, 2019.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

10. Stock Compensation (Continued)

        A summary of changes in unvested shares of restricted stock for the year ended December 31, 2010 are as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 25, 2009	17,000	$654
Granted	2,000	608
Vested	(4,075)	654
Forfeited	(850)	654

Balance at December 31, 2010	14,075	$647

        During 2010, the Company granted 1,500 shares of restricted stock and 500 shares of restricted stock units of Class A Common Stock to employees under the plan. During 2009, the Company granted 14,350 shares of restricted stock and 2,650 shares of restricted stock units. The restricted stock and restricted stock units vest ratably over four years based upon continued employment or immediately upon a change in control or termination of employment by reason of death or disability. Restricted stock units are required to be settled by issuance of shares of the Company's common stock. Shares issued pursuant to the plan are subject to a stockholders agreement (the Stockholders Agreement) entered into in connection with the Restructuring. The Stockholders Agreement contains certain restrictions on the ability of stockholders to transfer common stock of the Company. The Stockholder Agreement also provides stockholders with customary tag-along rights and drag-along rights with respect to certain transfers of stock or equity securities of the Company and customary preemptive rights in connection with the issuance of common stock or equity securities by the Company.

        The fair value of restricted stock and restricted stock units was estimated on the date of grant based on the estimated fair value of the Company's Class A common stock determined using an income and market valuation analysis. The weighted average grant date fair value of the 2010 and 2009 grants were $608 and $654 per share, respectively. During 2010 and 2009, the Company recognized expense of approximately $2.3 million and $0.6 million related to restricted stock and restricted stock units within Selling and general costs.

        Determining the fair value of the Company's common stock requires making complex and subjective judgments. Accordingly, the Company performed valuations using an income and market approach for grants made during 2010 and 2009. The Company's income approach to valuation is based on a discounted future cash flow approach that uses its estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. The Company's revenue forecasts are based on expected annual growth rates and other assumptions that are consistent with the plans and estimates the Company uses to manage the business. The Company applied discount rates of 13.5% and 13.0% in 2010 and 2009, respectively, to calculate the present value of its future cash flows, which was determined using the Capital Asset Pricing Model. The Company also applied a 25% lack of marketability discount, which accounts for the fact that private companies are less liquid than similar public companies, and a 20% minority interest discount. These discounts were estimated based on comparable market transactions and other analyses.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

10. Stock Compensation (Continued)

        As of December 31, 2010, the Company had approximately $7.0 million of unrecognized compensation cost related to stock-based compensation arrangements granted under the Plan. This cost is expected to be recognized as stock-based compensation expense over a weighted-average period of approximately 2.9 years.

11. Income Taxes

        The provision/(benefit) for income taxes is comprised of the following:

	Year Ended
	December 31, 2010	December 25, 2009	December 26, 2008
Current:
U.S. Federal	$(2,673)	$(12,454)	$1,201
Foreign	4,997	(1,712)	2,239
State	949	3,211	4,778

	3,273	(10,955)	8,218

Deferred:
U.S. Federal	(12,135)	10,125	(40,286)
Foreign	(3,823)	(4,810)	(21,014)
State	(1,776)	4,343	(7,996)

	(17,734)	9,658	(69,296)

	$(14,461)	$(1,297)	$(61,078)

        The U.S. and foreign components of loss from continuing operations before income taxes are as follows:

	Year Ended
	December 31, 2010	December 25, 2009	December 26, 2008
U.S.	$(52,119)	$(71,911)	$(364,720)
Foreign	(730)	(13,684)	(174,552)

	$(52,849)	$(85,595)	$(539,272)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

11. Income Taxes (Continued)

        Reconciliation of the differences between income taxes computed at the U.S. Federal statutory tax rate and the Company's income tax benefit follows:

	Year Ended
	December 31, 2010	December 25, 2009	December 26, 2008
Tax benefit at U.S. Federal statutory rate	$(18,497)	$(29,958)	$(188,745)
State income taxes, net of U.S. Federal income tax benefit	(729)	3,907	(4,781)
Earnings taxed at rates different than the U.S. federal statutory rate	(185)	1,844	9,193
Impact of permanent goodwill	—	—	103,516
Impact of non-deductible interest	1,885	812	—
Changes in enacted tax rates	(101)	(15)	(45)
Impacts of the Restructuring	—	22,194	—
Implementation of tax planning strategies	(8,494)	—	—
Change in valuation allowances	4,075	3,979	12,857
Impact of changes in uncertain tax positions	(2,442)	(9,053)	10,363
Foreign dividends	8,040	3,838	—
Other, net	1,987	1,155	(3,436)

	$(14,461)	$(1,297)	$(61,078)

        The impact of restructuring in 2009 (see Note 7) created cancellation of indebtedness income (CODI). For tax purposes, CODI may be included in current year taxable income, deferred and reported in taxable income in future years, reduce certain tax attributes, or be altogether removed from taxable income in current and future years ("Black Hole" CODI). CODI is excluded from taxable income when the debtor is insolvent, but only to the extent of the debtor's insolvency. The Company had excludable CODI, which is Black Hole CODI or reduced consolidated tax attributes. The amount of CODI approximated $172 million, $69 million of which is Black Hole CODI and $103 million of which reduced certain tax attributes. All impacts from CODI were considered in the 2009 tax benefit recorded by the Company.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

11. Income Taxes (Continued)

        At December 31, 2010 and December 25, 2009, the combined tax-effected temporary differences are as follows:

	Asset (Liability)
	December 31, 2010	December 25, 2009
Accrued expenses	$3,330	$3,576
Accounts receivable	2,018	2,799
Inventories	(166)	482
Other	2,675	2,898
Valuation allowance	(2,994)	(4,915)

Current, net	4,863	4,840

Property, plant, and equipment	(28,828)	(31,726)
Customer relationships	(30,914)	(36,506)
Net operating losses	30,759	29,623
Other liabilities	14,337	10,968
Other	4,591	5,969
Valuation allowance	(17,033)	(21,382)

Noncurrent, net	(27,088)	(43,054)

Total, net	$(22,225)	$(38,214)

        Deferred taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be permanently invested. It should be noted, however, that U.S. incremental tax has been provided on undistributed earnings because of certain U.S. deemed dividend inclusion rules. The Company has U.S. federal, U.S. state and foreign NOL carryforwards totaling approximately $33.8 million, $476.4 million and $12.6 million, respectively, which expire between 2011 and 2031. The Company's valuation allowance was $20.0 million and $26.3 million as of December 31, 2010 and December 25, 2009, respectively. All domestic NOLs and other operating loss carryforwards are potentially subject to certain statutory limitations on future use.

        A reconciliation of the beginning and ending amount of world-wide valuation allowances is as follows:

	2010	2009	2008
Balance, beginning of year	(26,297)	(33,025)	(14,698)
Additions	(5,008)	(4,173)	(18,347)
Reductions	11,278	10,901	20

Balance, end of year	(20,027)	(26,297)	(33,025)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

11. Income Taxes (Continued)

        In 2008, 2009 and 2010, the Company recorded valuation allowances against certain of its deferred tax asset subsequent to analyzing recoverability of its net asset. The Company analyzed the four sources of taxable income described in ASC 740 and determined that a valuation allowance is required to reduce a portion of its U.S. and foreign deferred tax assets, as it is more likely than not that some portion of the deferred tax assets will not be realized. In 2009, in connection with the Restructuring, the Company relieved a portion of its valuation allowance associated with the loss of certain tax attributes.

        The Company adopted the provisions of ASC 740, Accounting for Uncertainty in Income Taxes, on December 30, 2006. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2010	2009	2008
Balance, beginning of year	$(24,028)	$(58,904)	$(36,130)
Additions for tax positions of current year	—	—	(24,822)
Reductions for tax positions of current years	6,660	34,876	2,048

Balance, end of year	$(17,368)	$(24,028)	$(58,904)

        The Company carried back its 2009 net operating losses to earlier tax years as allowed under tax legislation. As such on December 31, 2010 and December 25, 2009, the gross amount of unrecognized tax benefits was reduced to $17.4 million and $24.0 million, respectively, exclusive of interest and penalties. As of December 31, 2010 and December 25, 2009, if we were to prevail on all unrecognized tax benefits, $8.9 million and $11.5 million, respectively, would have benefited the effective tax rate.

        The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense in the consolidated statements of operations. The Company had approximately $2.4 million, $5.2 million and $4.2 million in interest accrued at December 31, 2010, December 25, 2009 and December 26, 2008, respectively. Interest and penalties recognized in 2009 and 2008 were approximately $0.6 million and $1.5 million, respectively. No interest and penalties were recognized in 2010.

        The Company anticipates no single tax position will generate a significant increase or decrease in the liability for unrecognized tax benefits within 12 months of this reporting date. The Company files income tax returns in the U.S. federal and state and local jurisdictions, and in the U.K. Canada, the Netherlands, and France. Under the generally accepted statute of limitation rules, the Company is not subject to changes in income taxes by any taxing jurisdiction for years prior to 2005.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

12. Comprehensive Income

        Accumulated other comprehensive income (loss) balances were as follows:

	December 31, 2010	December 25, 2009
Foreign currency translation adjustment	$17,636	$24,892
Accumulated derivative net loss, net of tax	—	(2,904)
Pension liability adjustments, net of tax	(4,407)	(7,736)

	$13,229	$14,252

        There were no tax effects related to the foreign currency translation adjustment component of accumulated other comprehensive income (loss) for any period presented as the earnings of the subsidiaries are considered to be permanently invested. The tax effects related to the pension liability adjustments component of accumulated other comprehensive income (loss) were a benefit of $1.2 million and $2.5 million as of December 31, 2010 and December 25, 2009, respectively. The tax effects related to accumulated derivative net losses are disclosed in Note 8.

13. Employee Benefit Plans

Retirement Plans

Defined Benefit

        The Company maintains a non-contributory defined benefit pension plan covering substantially all U.S. hourly employees (the U.S. Plan). In addition, the employees at Euramax Coated Products Limited and Ellbee Limited participate in a single employer pension plan (the UK Plan). The measurement date for the U.S. and UK plans is the last day of the fiscal year. The Company curtailed the accrual of participant benefits provided under the UK Plan effective March 31, 2009. This curtailment did not affect the timing for the payment of benefits earned under the UK Plan through the curtailment date. In January 2010, the Company's board of directors approved a motion to freeze future benefit accruals under the U.S. Pension Plan. The impact on the Company's projected benefit obligation was not significant.

Multi-employer

        Under three labor contracts, the Company makes payments based on hours worked into multi-employer pension trusts established for the benefit of certain collective bargaining employees in our Feasterville, Pennsylvania, Ivyland, Pennsylvania and Romeoville, Illinois locations.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

13. Employee Benefit Plans (Continued)

        The following table sets forth the reconciliations of the change in projected benefit obligations and plan assets, the funded status of the Company's defined benefit plans and the amounts recognized in the Company's consolidated balance sheets:

	Year Ended
	December 31, 2010		December 25, 2009
	US	UK	US	UK
Change in benefit obligation:
Projected benefit obligation at beginning of year	$8,409	$46,885	$7,467	$35,429
Service cost	327	—	575	150
Interest cost	526	2,544	459	2,430
Employee contributions	—	—	—	63
Curtailments	—	—	—	(1,109)
Actuarial (gain) loss	186	(3,099)	127	8,737
Benefits paid	(190)	(1,553)	(219)	(2,153)
Currency translation adjustment	—	(1,092)	—	3,338

Projected benefit obligation at end of year	9,258	43,685	8,409	46,885

Accumulated benefit obligation at end of year	9,258	43,685	8,409	46,885

Change in plan assets:
Fair value of plan assets at beginning of year	5,358	25,565	4,658	20,582
Actual gain on plan assets	583	1,345	834	4,722
Expected return on assets	—	1,709	—	—
Employer contributions	1,205	185	85	447
Employee contributions	—	—	—	63
Benefits paid	(190)	(1,553)	(219)	(2,153)
Currency translation adjustment	—	(569)	—	1,904

Fair value of plan assets at end of year	6,956	26,682	5,358	25,565

Funded status	$(2,302)	$(17,003)	$(3,051)	$(21,320)

Amounts recognized in the consolidated balance sheets
Other liabilities	$(2,302)	$(17,003)	$(3,051)	$(21,320)

        Pretax amounts in accumulated other comprehensive income not yet recognized as components of net periodic pension cost are as follows:

	December 31, 2010	December 25, 2009
Net actuarial loss	$5,229	$10,189
Prior service cost	—	31

Net amounts recognized in balance sheets	$5,229	$10,220

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

13. Employee Benefit Plans (Continued)

        Amounts in accumulated other comprehensive income expected to be recognized as components of net periodic pension costs in 2011 are not significant.

        Pre-tax amounts recognized in other comprehensive income consist of the following:

	Year Ended
	December 31, 2010		December 25, 2009		December 26, 2008
	US	UK	US	UK	US	UK
Net actuarial (gain) loss	$100	$(4,444)	$(340)	$5,522	$2,136	$11,575
Prior service cost	—	—	—	—	—	—
Effect of curtailment	(29)	—	—	(1,109)	—	—
Amortization of actuarial loss	(34)	(306)	(117)	—	—	238
Amortization of prior service cost	(1)	—	(3)	(39)	(3)	—

Total recognized in other comprehensive income	$36	$(4,750)	$(460)	$4,374	$2,133	$11,813

        The Company expects to contribute approximately $0.3 million and $1.2 million to its U.S. and U.K plans, respectively, during fiscal 2011.

        Weighted average assumptions used in computing the benefit obligations are as follows:

	December 31, 2010		December 25, 2009
	US	UK	US	UK
Weighted-average assumptions
Discount rate	5.57%	5.40%	6.10%	5.66%
Rate of compensation increases	—	—	—	—

        Weighted average assumptions used in computing net periodic pension cost are as follows:

	Year Ended
	December 31, 2010		December 25, 2009		December 26, 2008
	US	UK	US	UK	US	UK
Weighted-average assumptions
Discount rate	6.10%	5.66%	6.00%	6.43%	6.25%	6.25%
Rate of compensation increases	—	—	—	4.00%	—	4.30%
Expected long-term rate of return on plan assets	8.00%	7.00%	8.00%	6.87%	8.00%	7.13%

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

13. Employee Benefit Plans (Continued)

        Net periodic pension cost for the plans includes the following components:

	Year Ended
	December 31, 2010		December 25, 2009		December 26, 2008
	US	UK	US	UK	US	UK
Components of net periodic pension cost
Service cost	$327	—	$575	$150	$680	$666
Interest cost	526	2,544	459	2,430	411	2,365
Expected return on assets	(498)	(1,709)	(367)	(1,507)	(468)	(2,168)
Amortization of actuarial (gain) loss	34	306	117	39	—	(238)
Amortization of prior service cost	1	—	3	—	3	—
Effect of curtailment	29	—	—	—	—	—

Total Company defined benefit plan expense	419	1,141	787	1,112	626	625
Multi-employer benefit expense	1,145	—	990	—	903	—

Net periodic pension cost	$1,564	$1,141	$1,777	$1,112	$1,529	$625

        The following table sets forth the actual asset allocation for the plans as of December 31, 2010, December 25, 2009, and December 26, 2008 and the target asset allocation for the plans:

	December 31, 2010		December 25, 2009		December 26, 2008		Target
	US	UK	US	UK	US	UK	US	UK
Equity securities	50%	67%	52%	66%	47%	57%	60%	65%
Debt securities	27%	32%	32%	33%	33%	41%	37%	35%
Cash and cash equivalents	23%	1%	16%	1%	20%	2%	3%	—

        To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

        The investment strategy of the plans is to ensure, over the long-term life of the plan, an adequate pool of assets along with contributions by the Company to support the benefit obligations to participants, retirees, and beneficiaries. The Company desires to achieve market returns consistent with a prudent level of diversification. All investments are made solely in the interest of each plan's participants and beneficiaries for the exclusive purposes of providing benefits to such participants and their beneficiaries and defraying the expenses related to administering the plan. The target allocation of all assets is to reflect proper diversification in order to reduce the potential of a single security or single sector of securities having a disproportionate impact on the portfolio. The Company utilizes an outside investment consultant and investment manager to implement its investment strategy. Plan assets are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment performance of plan assets is reviewed semi-annually and the investment objectives are evaluated over rolling four year time periods.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

13. Employee Benefit Plans (Continued)

        The following table presents the fair value of the U.S. Plan pension assets classified under the appropriate level of fair value hierarchy as of December 31, 2010:

Asset Category	Level 1	Level 2	Level 3	Total
Cash and cash equivalents(a)	$1,591	$—	$—	$1,591
Equity securities(b)	—	3,488	—	3,488
Debt securities(c)	1,877	—	—	1,877

	$3,468	$3,488	$—	$6,956

(a)
Money market fund invested in cash equivalents and short-term marketable securities.

(b)
Commingled funds representing pooled institutional investments in equity securities.

(c)
Mutual fund invested in fixed income securities.

        The following table presents the fair value of the U.K. Plan pension assets classified under the appropriate level of fair value hierarchy as of December 31, 2010:

Asset Category	Level 1	Level 2	Level 3	Total
Cash and cash equivalents(d)	$179	$—	$—	$179
Equity securities(e)	—	17,986	—	17,986
Debt securities(f)	—	8,517	—	8,517

	$179	$26,503	$—	$26,682

(d)
Cash held in bank accounts.

(e)
Mutual fund invested in equity securities.

(f)
Mutual fund invested in corporate and government fixed share securities.

        Total benefit payments expected to be paid to participants from the plans are as follows:

	Expected Benefit Payments
	US	UK
2011	$195	$947
2012	219	1,078
2013	249	1,171
2014	271	1,368
2015	303	1,501
2016 - 2020	2,054	9,002

Supplemental Executive Retirement Plan

        The Company has a supplemental retirement plan for members of management. At December 31, 2010 and December 25, 2009, the accrued liability for future benefits under the plan was $0.4 and

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

13. Employee Benefit Plans (Continued)

$0.3 million, respectively. This liability is recorded in other long-term liabilities in the Company's consolidated balance sheets. Benefits expense in 2008 was $0.4 million. Benefits expense in 2010 and 2009 was not significant.

Defined Contribution

        The Company maintains two defined contribution retirement and savings plans for U.S. employees, which allow the employees to contribute a percentage of their pretax and/or after-tax income in accordance with specified guidelines. The Company matches a certain percentage of employee pre-tax contributions up to certain limits. Further, the plans provide for discretionary contributions by the Company based on years of service and age. The Company's expense in 2010 and 2008 was $0.5 million and $1.3 million, respectively. The Company's expense in 2009 was not significant, as the Company did not match employee pre-tax contributions during 2009.

        The Company also contributes to various defined contribution plans for European employees. Total contributions under these plans totaled $1.3 million in 2010, $1.6 million in 2009 and $2.0 million in 2008.

Incentive Plans

        The Company has an incentive compensation plan that covers key employees. The costs of the plan are computed in accordance with a formula that incorporates EBITDA (as defined in the plan) and return on average net assets. Compensation expense recorded under the plan in 2010 and 2009 was $3.5 million and $2.9 million, respectively. Compensation expense recorded under the plan for the year ended December 26, 2008, was not significant.

14. Commitments and Contingencies

        Minimum commitments under long-term non-cancelable operating leases, principally for equipment and facilities at December 31, 2010, were as follows:

2011	$12,858
2012	10,721
2013	4,159
2014	1,935
2015	1,014
Thereafter	249

$30,936

        Rent expense under operating leases amounted to $14.2 million, $15.1 million, and $16 million for the years 2010, 2009, and 2008, respectively.

Raw Material Commitments

        The Company's primary raw materials are aluminum and steel coil. Because changes in aluminum and steel prices are generally passed through to customers, increases or decreases in aluminum and

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

14. Commitments and Contingencies (Continued)

steel prices generally cause corresponding increases and decreases in reported net sales, causing fluctuations in reported revenues that are unrelated to the level of business activity. However, if the Company is unable to pass through aluminum and steel price changes to customers in the future, it could be materially adversely affected. Although the Company believes there is sufficient supply in the marketplace to competitively source all of its aluminum and steel needs without reliance on any particular supplier, any major disruption in the supply and/or price of aluminum and steel could have a material adverse effect on the Company's business and financial condition.

        To ensure a margin on specific customer orders, the Company may commit to purchase aluminum ingot or coil at a fixed market price for future delivery. At December 31, 2010, such fixed price purchase commitments were approximately $27.4 million for 2011 sales. These contracts are for normal purchases and sales, and therefore are not required to be accounted for as derivatives.

Litigation

        The Company is currently party to legal proceedings that have arisen in the ordinary course of business. The Company has and will continue to vigorously defend itself in these matters. It is the opinion of the Company's management, based upon information available at this time, that the expected outcome of all matters to which the Company is currently a party, would not reasonably be expected to have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company taken as a whole.

Environmental Matters

        The Company's operations are subject to federal, state, local and European environmental laws and regulations, including those concerning the management of pollution and hazardous substances.

        In connection with the acquisition of the Company from Alumax Inc. (which was acquired by Aluminum Company of America in May 1998, and hereafter referred to as Alumax) on September 25, 1996, the Company was indemnified by Alumax for substantially all of its costs, if any, related to specifically identified environmental matters arising prior to the closing date of the acquisition during the period of time it was owned directly or indirectly by Alumax. Such indemnification includes costs that may ultimately be incurred to contribute to the remediation of eleven specified existing National Priorities List (NPL) sites for which the Company had been named a potentially responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") as of the closing date of the acquisition from Alumax, as well as certain potential costs for nine sites to which the Company may have sent waste for disposal. The Company does not believe that it has any significant probable liability for environmental claims. Further, the Company believes it to be unlikely that the Company would be required to bear environmental costs in excess of its pro rata share of such costs as a potentially responsible party at any site. Any receivable for recoveries under the indemnification would be recorded separately from the corresponding liability when the environmental claim and related recovery is determined to be probable. In addition, the Company establishes reserves for remedial measures required from time to time at its own facilities. Management believes that the reasonably probable outcomes of these matters will not be material. The Company's reserves, expenditures, and expenses for all environmental exposures were not significant as of any of the dates or for any of periods presented.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

14. Commitments and Contingencies (Continued)

Product Warranties

        The Company provides warranties on certain products. The warranty periods differ depending on the product, but generally range from one year to limited lifetime warranties. The Company provides accruals for warranties based on historical experience and expectations of future occurrence. Changes in the product warranty accrual are summarized follows:

	Year Ended
	December 31, 2010	December 25, 2009	December 26, 2008
Balance, beginning of year	$5,242	$5,323	$4,445
Payments made or service provided	(3,225)	(3,451)	(5,755)
Warranty expense	3,671	3,329	6,832
Foreign currency translation	(127)	41	(199)

Balance, end of year	$5,561	$5,242	$5,323

Collective Bargaining

        As of December 31, 2010, approximately 8% of the Company's labor force is represented by collective bargaining agreements. Additionally, as of December 31, 2010, approximately 1% of the Company's labor force is working under an expired collective bargaining agreement that is being renegotiated. Less than 1% of the Company's labor force is covered by a collective bargaining agreement that will expire within one year.

15. Related-Party Transactions

Goldman, Sachs & Co.

        Prior to the Restructuring, as described in Note 7, affiliates of Goldman, Sachs & Co. controlled approximately 97% of all of the voting power of the outstanding equity securities of the Company. During 2008, the Company paid Goldman, Sachs & Co. advisory fees of $0.7 million. On June 29, 2009, the Equity Sponsors cancelled 100% of amounts owed under Equity Sponsor PIK Notes consisting of principal and accrued interest of $195.4 million and $1.4 million, respectively. The Company recognized interest expense of approximately $8.4 million and $15.9 million in 2009 and 2008, respectively related to the Equity Sponsor PIK Notes.

16. Segment Information

        The Company manages its business and serves its customers through five reportable segments differentiated by product type and geography. The European Engineered Products segment consists of two operating segments that are below the required quantitative thresholds, and have been aggregated into one reporting segment. These reportable segments are as follows:

        U.S. Residential Building Products—The U.S. Residential Building Products segment utilizes aluminum, steel, copper and vinyl to produce residential roof drainage products, including preformed gutters, downspouts, elbows, soffit, drip edge, fascia, flashing, snow guards and related accessories.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

16. Segment Information (Continued)

These products are used primarily for the repair, replacement or enhancement of residential roof drainage systems. The Company sells these products to home improvement retailers, lumber yards, distributors and contractors from nine manufacturing and distribution facilities located in North America.

        U.S. Non-Residential Building Products—The U.S. Non-Residential Building Products segment utilizes light gauge steel and aluminum coil to produce exterior building components, including roofing and siding panels, ridge caps, flashing, trim, soffit and other accessories. The Company sells these products to builders, contractors, lumber yards and home improvement retailers from 11 manufacturing and distribution facilities located in the U.S. These products are predominantly used in the construction of a wide variety of small scale non-residential, agricultural and industrial building types on either wood or metal frames.

        U.S. RV and Specialty Building Products—The U.S. RV and Specialty Building Products segment utilizes various materials, including aluminum coil, steel coil and fiberglass to create exterior components for the towable RV, cargo trailer and manufactured housing markets. These products include sidewall components, siding, doors and trim. The Company also produces specialty made-to-order vinyl replacement windows and aluminum patio and awning components sold primarily to home improvement contractors in the Western U.S. The Company's vinyl windows and patio and awning products are high-end replacement and remodel products that carry strong brand recognition in the regional markets where they are sold. This segment operates from 15 manufacturing and distribution facilities located in the U.S.

        European Roll Coated Aluminum—The European Roll Coated Aluminum segment uses a roll coating process to apply paint to bare aluminum coil and, to a lesser extent, bare steel coil in order to produce specialty coated coil, which the Company also processes into specialty coated sheets and panels. The Company sells these products to building panel manufacturers, contractors and UK "holiday home," RV and transportation OEMs that sell to customers throughout Europe and in parts of Asia. The Company's customers use its specialty coated metal products to manufacture, among other things, RV sidewalls, commercial roofing panels, interior ceiling panels and liner panels for shipping containers. The Company produces and distributes these roll coated products from one facility in The Netherlands and one facility in the UK.

        European Engineered Products—The European Engineered Products segment utilizes aluminum and vinyl extrusions to produce residential windows, doors and shower enclosures. These products are sold to home improvement retailers, distributors and factory-built "holiday home" builders in the U.K. The Company also produces windows used in the operator compartments of heavy equipment, components sold to suppliers to automotive OEMs in Western Europe and RV doors. The Company produces and distributes these engineered products from two facilities in France and two facilities in the UK and has developed extensive in-house manufacturing capabilities, including powder coating, glass cutting, anodizing and glass toughening.

        The accounting policies for segments are the same as those described in Note 2. The Company evaluates the performance of its segments and allocates resources to them based primarily on segment income or (loss) from operations. Expenses, income and assets that are not segment specific relate to

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

16. Segment Information (Continued)

holding company and business development activities conducted for the overall benefit of the Company and, accordingly, are not attributable to the Company's segments.

        The following table presents information about reported segments for the years ended December 31, 2010, December 25, 2009 and December 26, 2008.

	U.S. Residential Building Products	U.S. Non- Residential Building Products	U.S. RV and Specialty Building Products	European Engineered Products	European Roll Coated Aluminum	Other Non- Allocated	Eliminations	Consolidated
2010
Net sales:
Third party	$244,533	$203,326	$146,082	$79,225	$210,534	$—	$—	$883,700
Intersegment	1,317	132	1,988	—	1,030	—	(4,467)	—

Total net sales	$245,850	$203,458	$148,070	$79,225	$211,564	$—	$(4,467)	$883,700

Income (loss) from operations	$13,941	$(5,854)	$(3,291)	$(1,088)	$15,465	$(205)	$—	$18,968

Depreciation and amortization	$11,122	$3,932	$6,654	$2,941	$10,848	$3,203	$—	$38,700

Capital expenditures	$2,639	$1,138	$1,522	$2,585	$2,126	$2,155	$—	$12,165

Total assets	$174,839	$60,729	$73,726	$67,877	$257,645	$32,074	$—	$666,890

	U.S. Residential Building Products	U.S. Non- Residential Building Products	U.S. RV and Specialty Building Products	European Engineered Products	European Roll Coated Aluminum	Other Non- Allocated	Eliminations	Consolidated
2009
Net sales:
Third party	$232,128	$211,927	$119,003	$68,789	$180,208	$—	$—	$812,055
Intersegment	1,207	411	1,375	—	430	—	(3,423)	—

Total net sales	$233,335	$212,338	$120,378	$68,789	$180,638	$—	$(3,423)	$812,055

Income (loss) from operations	$26,518	$585	$(8,625)	$(6,794)	$(3,705)	$(19,396)	$—	$(11,417)

Depreciation and amortization	$12,011	$4,229	$5,633	$2,454	$12,275	$3,119	$—	$39,721

Capital expenditures	$755	$302	$257	$1,111	$937	$989	$—	$4,351

Total assets	$176,526	$67,491	$81,204	$75,506	$285,099	$72,800	$—	$758,626

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

16. Segment Information (Continued)

        Loss from operations for the year-ended December 25, 2009 included fixed asset impairment charges of approximately $3.5 million in the U.S. RV and Specialty Building Products Segment

	U.S. Residential Building Products	U.S. Non- Residential Building Products	U.S. RV and Specialty Building Products	European Engineered Products	European Roll Coated Aluminum	Other Non- Allocated	Eliminations	Consolidated
2008
Net sales:
Third party	$266,609	$333,634	$194,134	$104,041	$275,075	$—	$—	$1,173,493
Intersegment	1,968	709	3,670	—	2,515	—	(8,862)	—

Total net sales	$268,577	$334,343	$197,804	$104,041	$277,590	$—	$(8,862)	$1,173,493

Loss from operations	$(98,699)	$(63,347)	$(123,443)	$(93,715)	$(22,259)	$(5,566)	$—	$(407,029)

Depreciation and amortization	$13,015	$5,353	$8,482	$8,270	$17,767	$2,461	$—	$55,348

Capital expenditures	$1,364	$734	$651	$1,741	$1,780	$8,554	$—	$14,824

Total assets	$199,924	$109,311	$98,030	$80,564	$306,263	$47,874	$—	$841,966

        Loss from operations for the year-ended December 26, 2008 included goodwill and other impairment charges of $117.1 million for U.S. Residential Building Products, $58.7 million for U.S. Non-Residential Building Products, $107.4 million for U.S. RV and Specialty Building Products, $84.1 million for European Engineered Products and $34.1 million for European Roll Coated Aluminum.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

16. Segment Information (Continued)

        The following table reflects revenues from external customers by markets for the periods indicated. Revenues from external customers by groups of similar products have not been provided as it is impracticable to do so.

Customer/Markets	Primary Products	Year Ended December 31, 2010	Year Ended December 25, 2009	Year Ended December 26, 2008
Original Equipment Manufacturers (OEMs)	Painted aluminum sheet and coil; fabricated painted aluminum, laminated and fiberglass panels; RV doors, windows and roofing; and composite building panels	$219,191	$177,318	$317,183
Home Improvement Retailers	Rain carrying systems, roofing accessories, windows, doors and shower enclosures	192,307	193,336	213,432
Industrial and Architectural Contractors	Standing seam panels and siding and roofing accessories	158,315	152,249	211,476
Rural Contractors	Steel and aluminum roofing and siding	133,658	139,802	225,280
Distributors	Metal coils, rain carrying systems and roofing accessories	102,365	81,982	108,840
Home Improvement Contractors	Vinyl replacement windows; metal coils; rain carrying systems; metal roofing and insulated roofing panels; shower, patio and entrance doors; and awnings	41,858	36,844	47,044
Manufactured Housing	Steel siding and trim components	36,006	30,524	50,238

		$883,700	$812,055	$1,173,493

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

16. Segment Information (Continued)

        The following tables reflect net sales and long-lived asset information by geographic areas for the periods indicated:

	Net Sales
	Year Ended
	December 31, 2010	December 25, 2009	December 26, 2008
United States	$584,551	$555,124	$784,905
The Netherlands	164,275	143,185	218,701
United Kingdom	86,264	73,774	101,007
France	39,219	32,037	59,407
Canada	9,391	7,935	9,473

	$883,700	$812,055	$1,173,493

	Long Lived Assets
	December 31, 2010	December 25, 2009
United States	$78,913	$84,088
The Netherlands	39,926	44,381
United Kingdom	21,406	21,748
France	14,387	15,960
Canada	3,263	3,271

	$157,895	$169,448

        Non-U.S. revenue is classified based on the country in which the legal subsidiary is domiciled. The Company's largest customer accounted for 11.3% of 2010 and 2009 net sales and less than 10% of 2008 net sales. Sales from this customer are included in the U.S. Residential Business Products and U.S. Commercial Business Products segments. As of December 31, 2010, this customer had an outstanding trade receivable balance of $7.0 million. No other customer represented greater than 10% of the Company's revenues in 2010, 2009, or 2008.

17. Supplemental Guarantor Condensed Financial Information

        On March, 18, 2011, Euramax Holdings, Inc. (presented as Parent in the following schedules), through its 100%-owned subsidiary, Euramax International, Inc. (presented as Issuer in the following schedules) issued $375.0 million of its 9.50% Senior Secured Notes due 2016 (the "Notes"). The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by Euramax Holdings, Inc. and all of Euramax International, Inc.'s material domestic subsidiaries (collectively, the "Guarantors"). All other subsidiaries of Euramax International, Inc., whether direct or indirect, do not guarantee the Senior Secured Notes (the "Non-Guarantors").

        Additionally, the Notes are secured on a second priority basis by liens on all of the collateral (subject to certain exceptions) securing Euramax International, Inc.'s senior secured credit facilities. In the event that secured creditors exercise remedies with respect to Euramax International, Inc. and its

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share data)

17. Supplemental Guarantor Condensed Financial Information (Continued)

guarantors' pledged assets, the proceeds of the liquidation of those assets will first be applied to repay obligations secured by the first priority liens under the senior secured credit facilities and any other first priority obligations.

        The following condensed consolidating financial statements present the results of operations, financial position and cash flows of (1) the Parent, (2) the Issuer, (3) the Guarantor Subsidiaries, (4) the Non-Guarantor Subsidiaries, and (5) eliminations to arrive at the information for Euramax Holdings, Inc. on a consolidated basis. Separate financial statements and other disclosures concerning the Guarantors are not presented because management does not believe such information is material to investors. Therefore, each of the Guarantors is combined in the presentation below.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Supplemental Guarantor Condensed Financial Information (Continued)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2010
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$15,458	$(7,187)	$16,631	$—	$24,902
Accounts receivable, less allowance for doubtful accounts	—	—	36,570	47,120	—	83,690
Inventories, net	—	—	53,156	37,071	—	90,227
Income taxes receivable	—	—	—	—	—	—
Deferred income taxes	—	77	5,205	503	—	5,785
Other current assets	—	—	2,771	989	—	3,760
Assets related to discontinued operations	—	—	—	—	—	—

Total current assets	—	15,535	90,515	102,314	—	208,364
Property, plant and equipment, net	—	—	78,913	78,982	—	157,895
Amounts due from affiliates	(3,728)	268,169	237,525	112,717	(614,683)	—
Goodwill	—	—	81,054	118,945	—	199,999
Customer relationships, net	—	—	53,349	34,142	—	87,491
Other intangible assets, net	—	—	8,879	—	—	8,879
Investment in consolidated subsidiaries	13,595	404,746	—	1,233	(419,574)	—
Deferred income taxes	—	—	—	822	—	822
Other assets	—	1,426	497	1,517	—	3,440

Total assets	$9,867	$689,876	$550,732	$450,672	$(1,034,257)	$666,890

			—
Liabilities and Shareholders' equity
Current liabilities
Accounts payable	$—	$—	$29,409	$21,037	$—	$50,446
Accrued expenses	36	705	16,076	18,949	—	35,766
Accrued interest payable	—	605	—	149	—	754
Deferred income taxes	—	—	—	922	—	922

Total current liabilities	36	1,310	45,485	41,057	—	87,888
Long-term debt	—	399,740	—	103,429	—	503,169
Amounts due to affiliates	—	285,654	224,558	104,471	(614,683)	—
Deferred income taxes	—	(23,589)	33,683	17,816	—	27,910
Other liabilities	—	13,166	5,462	19,464	—	38,092

Total liabilities	36	676,281	309,188	286,237	(614,683)	657,059
Shareholders' equity:
Common stock	182	—	1	35,021	(35,022)	182
Additional paid-in capital	715,790	652,883	508,688	292,251	(1,453,822)	715,790
Accumulated loss	(719,370)	(652,517)	(265,752)	(177,720)	1,095,989	(719,370)
Accumulated other comprehensive income	13,229	13,229	(1,393)	14,883	(26,719)	13,229

Total shareholders' equity	9,831	13,595	241,544	164,435	(419,574)	9,831

Total liabilities & shareholders' equity	$9,867	$689,876	$550,732	$450,672	$(1,034,257)	$666,890

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Supplemental Guarantor Condensed Financial Information (Continued)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
December 25, 2009
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$46,058	$(3,931)	$27,817	$—	$69,944
Accounts receivable, less allowance for doubtful accounts	—	—	46,136	43,788	—	89,924
Inventories, net	—	—	46,640	32,555	—	79,195
Income taxes receivable	—	16,908	(16,332)	3,674	—	4,250
Deferred income taxes	—	470	4,331	677	—	5,478
Other current assets	—	—	2,095	1,005	—	3,100
Assets related to discontinued operations	—	—	2,327	—	—	2,327

Total current assets	—	63,436	81,266	109,516	—	254,218
Property, plant and equipment, net	—	—	84,088	85,360	—	169,448
Amounts due from affiliates	(3,185)	248,428	197,048	110,844	(553,135)	—
Goodwill	—	—	81,054	127,420	—	208,474
Customer relationships, net	—	—	64,611	44,703	—	109,314
Other intangible assets, net	—	—	9,862	—	—	9,862
Investment in consolidated subsidiaries	50,314	412,515	—	1,217	(464,046)	—
Deferred income taxes	—	—	—	2,327	—	2,327
Other assets	—	1,776	880	2,327	—	4,983

Total assets	$47,129	$726,155	$518,809	$483,714	$(1,017,181)	$758,626

Liabilities and Shareholders' equity
Current liabilities
Accounts payable	$—	$—	$32,086	$23,257	$—	$55,343
Accrued expenses	69	764	16,924	14,235	—	31,992
Accrued interest payable	—	1,894	—	509	—	2,403
Deferred income taxes	—	—	—	638	—	638
Liabilities related to discontinued operations	—	—	449	—	—	449

Total current liabilities	69	2,658	49,459	38,639	—	90,825
Long-term debt	—	411,693	—	113,626	—	525,319
Amounts due to affiliates	—	257,505	183,821	111,809	(553,135)	—
Deferred income taxes	—	(14,372)	36,011	23,742	—	45,381
Other liabilities	—	18,357	5,987	25,697	—	50,041

Total liabilities	69	675,841	275,278	313,513	(553,135)	711,566
Shareholders' equity:
Common stock	178	—	1	35,021	(35,022)	178
Additional paid-in capital	713,460	650,550	508,689	292,252	(1,451,491)	713,460
Accumulated loss	(680,830)	(614,488)	(263,818)	(175,846)	1,054,152	(680,830)
Accumulated other comprehensive income	14,252	14,252	(1,341)	18,774	(31,685)	14,252

Total shareholders' equity	47,060	50,314	243,531	170,201	(464,046)	47,060

Total liabilities & shareholders' equity	$47,129	$726,155	$518,809	$483,714	$(1,017,181)	$758,626

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Supplemental Guarantor Condensed Financial Information (Continued)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
For the Year-Ended December 31, 2010
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$—	$—	$585,438	$312,158	$(13,896)	$883,700
Costs and expenses:
Cost of goods sold (excluding depreciation and amortization)	—	—	495,992	250,355	(13,896)	732,451
Selling and general (excluding depreciation and amortization)	510	5,285	56,293	31,493	—	93,581
Depreciation and amortization	—	—	24,462	14,238	—	38,700

Income (loss) from operations	(510)	(5,285)	8,691	16,072	—	18,968
Equity in earnings of subsidaries	(38,030)	(3,825)	—	17	41,838	—
Interest expense	—	(55,200)	(145)	(12,988)	—	(68,333)
Intercompany interest income (expense)	—	9,394	(9,690)	296	—	—
Other income (loss), net	—	1,693	(1,069)	(4,108)	—	(3,484)

Loss from continuing operations before income taxes	(38,540)	(53,223)	(2,213)	(711)	41,838	(52,849)
(Benefit) provision for income taxes	—	(15,193)	(431)	1,163	—	(14,461)
Loss from continuing operations	(38,540)	(38,030)	(1,782)	(1,874)	41,838	(38,388)

Loss from discontinued operations, net of tax	—	—	(152)	—	—	(152)
Net loss	$(38,540)	$(38,030)	$(1,934)	$(1,874)	$41,838	$(38,540)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Supplemental Guarantor Condensed Financial Information (Continued)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
For the Year-Ended December 25, 2009
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$—	$—	$555,980	$267,277	$(11,202)	$812,055
Costs and expenses:
Cost of goods sold (excluding depreciation and amortization)	—	—	454,231	232,097	(11,202)	675,126
Selling and general (excluding depreciation and amortization)	512	18,178	40,523	31,390	—	90,603
Debt restructuring and forbearance expenses	—	—	14,506	—	—	14,506
Depreciation and amortization	—	—	24,557	15,164	—	39,721
Goodwill and other impairments	—	—	3,516	—	—	3,516

Income (loss) from operations	(512)	(18,178)	18,647	(11,374)	—	(11,417)
Equity in earnings of subsidaries	(76,689)	(3,095)	—	77	79,707	—
Interest expense	(8,427)	(55,995)	(2,866)	(16,916)	—	(84,204)
Intercompany interest (income) expense	—	6,462	(8,418)	1,956	—	—
Gain on extinguishment of debt	—	8,723	—	—	—	8,723
Other income (loss), net	—	(10,867)	1,125	11,045	—	1,303

(Loss) income from continuing operations before income taxes	(85,628)	(72,950)	8,488	(15,212)	79,707	(85,595)
(Benefit) provision for income taxes	—	3,739	1,710	(6,746)	—	(1,297)

(Loss) income from continuing operations	(85,628)	(76,689)	6,778	(8,466)	79,707	(84,298)
Loss from discontinued operations	—	—	(1,330)	—	—	(1,330)

Net (loss) income	$(85,628)	$(76,689)	$5,448	$(8,466)	$79,707	$(85,628)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Supplemental Guarantor Condensed Financial Information (Continued)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
For the Year-Ended December 26, 2008
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$—	$—	$785,627	$400,597	$(12,731)	$1,173,493
Costs and expenses:
Cost of goods sold (excluding depreciation and amortization)	—	—	686,768	335,355	(12,731)	1,009,392
Selling and general (excluding depreciation and amortization)	1,346	5,788	69,988	33,486	—	110,608
Debt restructuring and forbearance expenses	—	—	3,798			3,798
Depreciation and amortization	—	—	28,485	26,863	—	55,348
Goodwill and other impairments	—	—	280,332	121,044	—	401,376

Loss from operations	(1,346)	(5,788)	(283,744)	(116,151)	—	(407,029)
Equity in earnings of subsidaries	(471,547)	(440,264)	—	(157)	911,968	—
Interest expense	(15,904)	(67,073)	(703)	(25,847)	—	(109,527)
Intercompany interest income (expense)	—	1,392	(8,389)	6,997	—	—
Other income (loss), net	—	11,808	5,026	(39,550)	—	(22,716)

Loss from continuing operations before income taxes	(488,797)	(499,925)	(287,810)	(174,708)	911,968	(539,272)
(Benefit) provision for income taxes	11,810	(28,378)	(25,739)	(18,771)	—	(61,078)

Loss from continuing operations	(500,607)	(471,547)	(262,071)	(155,937)	911,968	(478,194)
Loss from discontinued operations, net of tax	—	—	(22,413)	—	—	(22,413)

Net loss	$(500,607)	$(471,547)	$(284,484)	$(155,937)	$911,968	$(500,607)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Supplemental Guarantor Condensed Financial Information (Continued)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year-Ended December 31, 2010
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities
Net cash provided by (used in) operating activities	$—	$(10,064)	$956	$13,241	$—	$4,133
Investing Activities
Proceeds from sale of assets	—	—	2,680	3	—	2,683
Capital expenditures	—	—	(7,136)	(5,029)	—	(12,165)

Net cash used in investing activities	—	—	(4,456)	(5,026)	—	(9,482)
Financing Activities
Changes in cash overdrafts	—	—	(8)	—	—	(8)
Net repayments on First Lien Credit Facility	—	(29,487)	—	(7,551)	—	(37,038)
Due (to) from affiliates	—	8,951	252	(9,203)	—	—

Net cash used in financing activities	—	(20,536)	244	(16,754)	—	(37,046)
Effect of exchange rate changes on cash	—	—	—	(2,647)	—	(2,647)

Net decrease in cash and cash equivalents	—	(30,600)	(3,256)	(11,186)	—	(45,042)
Cash and cash equivalents at beginning of period	—	46,058	(3,931)	27,817	—	69,944

Cash and cash equivalents at end of period	$—	$15,458	$(7,187)	$16,631	$—	$24,902

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year-Ended December 25, 2009
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities
Net cash provided by (used in) operating activities	$—	$(47,588)	$88,667	$18,403	$—	$59,482
Investing Activities
Proceeds from sale of assets	—	—	2,305	20	—	2,325
Capital expenditures	—	—	(2,258)	(2,093)	—	(4,351)

Net cash used in investing activities	—	—	47	(2,073)	—	(2,026)
Financing Activities
Changes in cash overdrafts	—	—	(3)	—		(3)
Net repayments on accounts receivable securitization facility	—	—	(34,633)	—		(34,633)
Net repayments on First Lien Credit Facility	—	(773)	—	(280)		(1,053)
Deferred financing fees	—	—	(240)	—		(240)
Due (to) from affiliates	—	94,418	(73,203)	(21,215)	—	—

Net cash used in financing activities	—	93,645	(108,079)	(21,495)	—	(35,929)
Effect of exchange rate changes on cash	—	—	—	(241)	—	(241)

Net decrease in cash and cash equivalents	—	46,057	(19,365)	(5,406)	—	21,286
Cash and cash equivalents at beginning of period	—	1	15,434	33,223	—	48,658

Cash and cash equivalents at end of period	$—	$46,058	$(3,931)	$27,817	$—	$69,944

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Supplemental Guarantor Condensed Financial Information (Continued)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year-Ended December 26, 2008
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities
Net cash provided by (used in) operating activities	$—	$(37,637)	$32,532	$(11,350)	$—	$(16,455)
Investing Activities
Proceeds from sale of assets	—	—	4,746	3,294	—	8,040
Capital expenditures	—	—	(11,221)	(3,603)	—	(14,824)

Net cash used in investing activities	—	—	(6,475)	(309)	—	(6,784)
Financing Activities
Changes in cash overdrafts	—	—	(175)	—	—	(175)
Net borrowings (repayments) on First Lien Credit Facility	—	73,364	—	(453)	—	72,911
Net repayments on accounts receivable securitization facility	—	—	(5,367)	—	—	(5,367)
Deferred Financing Fees	—	(5,927)	(480)	(1,364)	—	(7,771)
Due (to) from affiliates	—	(29,801)	(5,932)	35,733	—	—

Net cash provided by (used in) financing activities	—	37,636	(11,954)	33,916	—	59,598
	—	—	—	—	—	—
Effect of exchange rate changes on cash	—	—	—	4,027	—	4,027

Net increase (decrease) in cash and cash equivalents	—	(1)	14,103	26,284	—	40,386
Cash and cash equivalents at beginning of period	—	2	1,331	6,939	—	8,272

Cash and cash equivalents at end of period	$—	$1	$15,434	$33,223	$—	$48,658

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2011	December 31, 2010
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$16,587	$24,902
Accounts receivable, net of allowance for doubtful accounts of $5,463 and $5,742, respectively	117,383	83,690
Inventories	114,278	90,227
Income taxes receivable	620	—
Deferred income taxes	5,785	5,785
Other current assets	5,167	3,760

Total current assets	259,820	208,364
Property, plant and equipment, net	151,331	157,895
Goodwill	200,124	199,999
Customer relationships, net	74,723	87,491
Other intangible assets, net	8,317	8,879
Deferred income taxes	1,087	822
Other assets	11,174	3,440

Total assets	$706,576	$666,890

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$83,274	$50,446
Accrued expenses and other current liabilities	40,502	35,766
Accrued interest payable	19,360	754
Deferred income taxes	923	922

Total current liabilities	144,059	87,888
Long-term debt	522,960	503,169
Deferred income taxes	24,746	27,910
Other liabilities	37,608	38,092

Total liabilities	729,373	657,059

Shareholders' equity (deficit):
Common stock	182	182
Additional paid-in capital	717,739	715,790
Accumulated loss	(756,872)	(719,370)
Accumulated other comprehensive income	16,154	13,229

Total shareholders' equity (deficit)	(22,797)	9,831

Total liabilities and shareholders' equity (deficit)	$706,576	$666,890

See the accompanying notes to these condensed consolidated financial statements.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

(unaudited)

	Nine months ended
	September 30, 2011	October 1, 2010
Net sales	$714,017	$671,985
Costs and expenses:
Cost of goods sold (excluding depreciation and amortization)	596,488	551,631
Selling and general (excluding depreciation and amortization)	75,108	71,512
Multiemployer pension withdrawal expense	1,200	—
Depreciation and amortization	28,064	27,159

Earnings from operations	13,157	21,683
Interest expense	(42,122)	(53,896)
Other income (loss), net	(8,912)	(2,183)

Loss from continuing operations before income taxes	(37,877)	(34,396)
Income tax benefit	(375)	(7,547)

Loss from continuing operations	(37,502)	(26,849)
Loss from discontinued operations, net of tax	—	(116)

Net loss	$(37,502)	$(26,965)

See the accompanying notes to these condensed consolidated financial statements.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine months ended September 30, 2011	Nine months ended October 1, 2010
Net cash provided by (used in) operating activities	$1,625	$(26,763)

Cash flows from investing activities:
Proceeds from sales of assets	80	2,232
Capital expenditures	(8,382)	(8,122)

Net cash used in investing activities	(8,302)	(5,890)
Cash flows from financing activities:
Changes in bank overdrafts	—	4,537
Net borrowings on ABL Credit Facility	25,274	12,027
Net repayments on First Lien Credit Facility	(412,028)	(37,039)
Borrowings under Senior Secured Notes	375,000	—
Borrowings under Senior Unsecured Notes	19,812	—
Debt issuance costs	(10,623)	—

Net cash used in financing activities	(2,565)	(20,475)
Effect of exchange rate changes on cash	927	(1,624)

Net decrease in cash and cash equivalents	(8,315)	(54,752)
Cash and cash equivalents at beginning of period	24,902	69,944

Cash and cash equivalents at end of period	$16,587	$15,192

See the accompanying notes to these condensed consolidated financial statements.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements of Euramax Holdings, Inc., and its subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the rules and regulations of the Securities and Exchange Commission (the "SEC"). Accordingly, they do not include all information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, these statements include all adjustments considered necessary for the fair presentation of all interim periods reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed.

        The Company's sales volumes have historically been higher in the second and third quarters due to the seasonal demand of the building products markets served. Accordingly, results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the full year. Management believes that the disclosures made are adequate for a fair presentation of the Company's results of operations, financial position and cash flows. These condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and accompanying notes for the year ended December 31, 2010.

2. Principles of Consolidation

        The accompanying condensed consolidated financial statements include the Company's accounts and the accounts of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's interim reporting is based on a 13 week quarterly closing calendar with a fiscal year-end on the last Friday in the month of December. The nine month period ended September 30, 2011 includes 39 weeks compared to 40 weeks for the nine month period ended October 1, 2010.

3. Inventories

        Inventories were comprised of:

	September 30, 2011	December 31, 2010
	(in thousands)
Aluminum and steel coil	$77,106	$50,372
Raw materials	14,135	23,056
Work in process	2,818	2,229
Finished products	20,219	14,570

	$114,278	$90,227

        The Company has disclosed aluminum and steel coil inventory separately, as it represents inventory that can be classified as raw material, work in process or finished product. Aluminum and steel coil includes both painted and bare coil. Inventories are net of related reserves totaling $2.1 million and $2.4 million at September 30, 2011 and December 31, 2010, respectively.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

4. Long-Term Obligations

        Long-term obligations consisted of the following:

	September 30, 2011	December 31, 2010
	(in thousands)
Senior Secured Notes (9.50%)	$375,000	$—
Senior Unsecured Loan Facility (12.25%)	122,685	—
ABL Credit Facility	25,275	—
First Lien Credit Agreement:
Cash Pay Loans	—	258,335
PIK Loans	—	244,834

	$523,960	$503,169

        On March 18, 2011, Euramax International, Inc. ("Euramax"), a wholly owned subsidiary of the Company, issued $375.0 million of its 9.50% Senior Secured Notes due 2016 (the "Notes") in a private placement exempt from registration requirements under the Securities Act of 1933, as amended (the "Securities Act"). In connection with the closing of the Notes, the Company entered into a new senior unsecured loan facility (the "Senior Unsecured Loan Facility") with an aggregate principal amount of $125 million. The Company also entered into an Amended and Restated Senior Secured Revolving Credit and Guaranty Agreement (the "ABL Credit Facility"), which provided revolving credit financing of up to $70 million and extended the maturity from June 23, 2012 to September 18, 2015.

        Prior to the issuance of the Notes and the Senior Unsecured Loan Facility, the Company had outstanding obligations of approximately $514.7 million under the First Lien Credit Agreement. Proceeds from the $375 million offering of Notes were used to pay lenders under the First Lien Credit Agreement. Additionally, certain existing lenders exchanged approximately $102.7 million of existing loans under the First Lien Credit Agreement and cash of $19.8 million for the $125 million of loans under the new Senior Unsecured Loan Facility, which were issued at 98% of par. Cash proceeds along with borrowings under the Company's ABL Credit Facility were used to re-pay the remaining outstanding amounts due under the First Lien Credit Agreement and expenses related to the refinancing. The difference between the consideration received and the aggregate face amount of the Senior Unsecured Loan Facility ($2.4 million) is being amortized and recorded in interest expense using the effective interest rate method over the term of the Senior Unsecured Loan Facility.

        The Company recognized a loss of approximately $1.5 million on the extinguishment of the First Lien Credit Agreement. This loss is primarily comprised of the write-off of previously capitalized deferred debt issuance costs and is recorded in other income (loss). Deferred debt issuance costs, related to outstanding obligations under the First Lien Credit Agreement which were exchanged for amounts under the Senior Unsecured Loan Facility, are being amortized to interest expense over the term of the new Senior Unsecured Loan Facility using the effective interest rate method. Direct and incremental debt issuance costs related to the Senior Unsecured Notes, Senior Unsecured Credit Facility, and ABL Credit Facility, including legal fees, printing costs and bankers' fees totaled approximately $10.6 million and have been capitalized and reported as deferred financing costs within other assets. These costs are being amortized and recorded in interest expense using the effective interest rate method over the term of the applicable agreement.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

4. Long-Term Obligations (Continued)

Senior Secured Notes

        Euramax issued an aggregate principal amount of $375 million of 9.50% Senior Secured Notes due 2016. The Notes were issued at par in a private placement exempt from registration requirements under the Securities Act. The Notes were issued pursuant to an indenture, or the Indenture, dated March 18, 2011, among Euramax, the Company, and certain of its domestic subsidiaries as guarantors, and Wells Fargo Bank, National Association, the Trustee. Substantially all of Euramax's U.S. subsidiaries are guarantors of the Notes. The Notes bear interest at 9.50% per year and mature on April 1, 2016, unless earlier redeemed or repurchased by Euramax. Interest is payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2011.

        The Notes may be redeemed at the option of Euramax, in whole or in part, under the conditions specified in the Indenture plus accrued and unpaid interest to the redemption date, at the following redemption prices if redeemed during the 12-month period beginning on April 1 of the years indicated:

Year	Percentage
2013	107.125%
2014	104.750%
2015 and thereafter	100.000%

        Additionally at any time on or before April 1, 2013, Euramax may redeem the greater of (i) $37.5 million and (ii) up to 10% of the aggregate principal amount of the Notes at any time and from time to time, but not more than once in any twelve-month period, at a price equal to 103% of the principal amount of the Notes redeemed plus accrued and unpaid interest, if any, to the date of redemption; up to 35% of the aggregate principal amount of the Notes issued with the net proceeds of certain equity offerings at a price equal to 109.50% of the principal amount of the Notes redeemed plus accrued and unpaid interest, if any, to the date of redemption; or Euramax may, on any one or more occasions, redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium (as defined in the Indenture) and accrued and unpaid interest, if any, to the date of redemption.

        The Indenture contains restrictive covenants that limit, among other things, the ability of Euramax and certain of its subsidiaries to incur additional indebtedness, pay dividends and make certain distributions, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The Indenture also contains customary events of default. If Euramax undergoes a change of control (as defined in the Indenture), Euramax will be required to make an offer to repurchase the Notes at 101% of the principal amount of the Notes redeemed plus accrued and unpaid interest, if any, to the date of redemption.

        In connection with the sale of the Notes, Euramax, the guarantors and the initial purchasers entered into a registration rights agreement. Pursuant to the registration rights agreement, Euramax and the guarantors agreed to file a registration statement with the Securities and Exchange Commission with respect to publicly registered notes having identical terms to the outstanding Notes. Upon the

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

4. Long-Term Obligations (Continued)

effectiveness of the exchange offer registration statement, Euramax and the guarantors will offer to the holders of the outstanding Notes the opportunity to exchange their notes for the exchange notes.

        If the registration statement is not effective by January 12, 2012, or Euramax has not exchanged outstanding Notes validly tendered in accordance with the terms of the exchange offer within 30 business days after the effective date of this registration statement, Euramax will be required to pay additional interest of 0.25% per year on the principal amount of the outstanding Notes. The interest will increase by 0.25% per year for each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of 1.0% per year. The maximum amount payable in the event of a registration default under the registration rights agreement is $13.1 million. As of September 30, 2011, no liability has been recorded on the balance sheet as the Company believes payment under the registration rights agreement is not probable.

ABL Credit Facility

        On March 18, 2011, the Company, Euramax, and certain of its domestic subsidiaries, entered into the Amended and Restated Senior Secured Revolving Credit and Guaranty Agreement referred to as the ABL Credit Facility, with various lenders, Regions Bank, as Collateral and Administrative Agent, Wells Fargo Capital Finance, LLC, as Co-Collateral Agent, and Regions Business Capital, as Sole Lead Arranger and Bookrunner. The ABL Credit Facility provides for revolving credit financing of up to $70.0 million, subject to borrowing base availability. At September 30, 2011, $42.6 million was available to be drawn on the ABL Facility. The ABL Credit Facility matures on September 18, 2015.

        Borrowings under the ABL Credit Facility bear interest at a rate per annum equal to either (a) LIBOR plus an applicable margin or (b) a base rate determined by reference to the highest of (1) the prime commercial lending rate published by Regions Bank as its "prime rate" for commercial loans, (2) the federal funds effective rate plus 0.50% and (3) the one-month LIBOR plus 1.00%, plus an applicable margin. The applicable margin is dependent upon the type of borrowings the Company has made under the ABL Credit Facility. At September 30, 2011, the applicable margins were 2.50% and 1.50% for LIBOR and Base Rate borrowings, respectively. The applicable margins are subject to Euramax's corporate credit rating as determined from time to time by Standard and Poor's and Moody's Investors Service and range from 2.00% to 2.75% for LIBOR borrowings and 1.00% to 1.75% for Base Rate borrowings. The weighted average interest rate, including the applicable margin payable on outstanding borrowings under the ABL Credit Facility, at September 30, 2011 was 2.74%. The ABL Credit Facility requires the Company to pay a commitment fee ranging from 0.375% to 0.5%, based on the unutilized commitments. The Company is also required to pay customary letter of credit fees, including, without limitation, a letter of credit fee equal to the applicable margin on revolving credit LIBOR loans and fronting fees.

        All obligations under the ABL Credit Facility are unconditionally guaranteed by the Company and substantially all of Euramax's existing and future direct and indirect, wholly owned domestic restricted subsidiaries which are not borrowers. All obligations under the ABL Credit Facility are secured, subject to certain exceptions, by a first-priority security interest in Euramax's and the Guarantors' inventory and accounts receivable and related assets, referred to as the ABL Collateral, and a junior-priority security interest in (i) substantially all of Euramax's and the Guarantors' assets (other than inventory and accounts receivable and related assets, which assets secure the ABL Credit Facility on a first

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

4. Long-Term Obligations (Continued)

priority basis) and (ii) all of Euramax's capital stock and the capital stock of each material domestic restricted subsidiary owned by Euramax or a Guarantor and 65% of the voting capital stock and 100% of any non-voting capital stock of foreign restricted subsidiaries directly owned by Euramax or a Guarantor, which we refer to collectively as the Notes Collateral.

        The ABL Credit Facility contains affirmative and negative covenants customary for this type of financing, including, but not limited to financial covenants requiring Euramax to meet a minimum consolidated fixed charge coverage ratio of at least 1.15 to 1.00 when excess availability is less than 15% of the lesser of the aggregate amount of commitments outstanding at such time and the borrowing base. As of September 30, 2011, excess availability exceeded 15% of the borrowing base; therefore, Euramax was not required to meet the minimum consolidated fixed charge coverage ratio. Additionally, restrictive covenants limit the ability of the Company and certain of its subsidiaries to incur liens, incur, assume or permit to exist additional indebtedness, guarantees and other contingent obligations, consolidate, merge or sell all or substantially all of their assets, pay dividends or make other distributions, make certain loans and investments, amend or otherwise alter the terms of documents related to certain of their indebtedness, enter into transactions with affiliates and prepay certain indebtedness, in each case, subject to exclusions, and other customary covenants.

Senior Unsecured Loan Facility

        On March 3, 2011, the Company, Euramax and certain of its domestic subsidiaries, as guarantors, entered into a credit and guaranty agreement for a new Senior Unsecured Loan Facility (the "Senior Unsecured Loan Facility") in the aggregate principal amount of $125.0 million. Proceeds from the Senior Unsecured Loan Facility were borrowed on March 18, 2011 and will mature on October 1, 2016. Loans under the Senior Unsecured Loan Facility bear interest at 12.25% per year in the event no election is made to pay interest in kind (PIK) by increasing the principal amount of the notes, and 14.25% per year in the event a PIK election is made. The Company may make a PIK election for up to six quarters during the term of the Senior Unsecured Loan Facility. The interest rate on outstanding borrowings under the Senior Unsecured Loan Facility at September 30, 2011 was 12.25%, as the Company has not made a PIK election.

        The Senior Unsecured Loan Facility may not be voluntarily prepaid before March 18, 2013. Thereafter, Euramax may prepay outstanding amounts under the Senior Unsecured Loan Facility, in whole or in part, at the prices (expressed as percentages of the loans) set forth below:

Prepayment Date	Percentage
On or after the second anniversary of the closing but prior to the third anniversary thereof	103%
On or after the third anniversary of the closing but prior to the fourth anniversary thereof	102%
On or after the fourth anniversary of the closing	100%

        Additionally, at any time before March 18, 2013, Euramax may on one or more occasions prepay up to 35% of the aggregate principal amount of the loans outstanding on the closing date at 112.25%, plus accrued and unpaid interest. Upon a change of control, Euramax may be required to purchase all or a portion of the Senior Unsecured Loan Facility at a price equal to 101% of the principal amount

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

4. Long-Term Obligations (Continued)

plus accrued and unpaid interest. All obligations under the Senior Unsecured Loan Facility are unconditionally guaranteed by the Company and substantially all of Euramax's existing and future direct and indirect wholly-owned domestic material restricted subsidiaries.

        The Senior Unsecured Loan Facility contains restrictive covenants that limit, among other things, the ability of Euramax and certain of its subsidiaries to incur additional indebtedness, pay dividends and make certain distributions, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The Senior Unsecured Loan Facility also contains customary events of default.

        The Senior Unsecured Loan Facility contains certain customary representations and warranties, affirmative covenants and events of default, including among other things, payment defaults, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, material judgments, and failure of any guaranty supporting the Senior Unsecured Loan Facility to be in force and effect in any material respect. If such an event of default occurs, the administrative agent would be entitled to take various actions, including the acceleration of amounts due under the Senior Unsecured Loan Facility and all actions permitted to be taken by an unsecured creditor.

5. Financial Instruments

        In October 2005, the Company entered into four interest rate swaps (the Interest Rate Swaps), whereby the Company paid its counterparties a fixed interest rate of 4.623% on a notional amount of $375.0 million. In exchange, the Company received payments equal to a floating interest rate of three-month U.S. Dollar LIBOR on an equivalent notional amount. The Interest Rate Swaps were initially designated as cash flow hedges that effectively converted a portion of the Company's U.S. Dollar floating rate debt into fixed rate debt. The effectiveness of the Interest Rate Swaps was assessed using the hypothetical derivative method. During 2008, amendments to the then existing First and Second Lien Credit Agreements resulted in the Interest Rate Swaps no longer qualifying as cash flow hedges. After ceasing to qualify for hedge accounting, changes in the fair value of the Interest Rate Swaps were recorded as a gain or loss in other (income) loss. In June 2009, the Interest Rate Swaps were terminated. Accumulated losses on the financial statements previously designated as cash flow hedges and recorded in accumulated other comprehensive income were being amortized to earnings over the remaining life of the agreement. As of September 30, 2011, all pretax losses recognized in other comprehensive income had been fully amortized into earnings.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

5. Financial Instruments (Continued)

        The following table summarizes the effect of the Company's derivative instruments on the condensed consolidated statements of operations for the nine months ended September 30, 2011 and October 1, 2010:

		Amount of Pretax Loss Reclassified from Accumulated OCI into Earnings
	Location of Loss Reclassified from Accumulated OCI into Earnings
		Nine months ended September 30, 2011	Nine months ended October 1, 2010
		(in thousands)
Derivatives designated as cash flow hedging instruments
Interest rate swap agreements	Interest expense	$—	$4,287

        As of September 30, 2011 and December 31, 2010, there were no material outstanding derivative financial instruments requiring fair value measurements.

6. Discontinued Operations

        In November 2008, due to financial losses caused by poor economic conditions and diminishing prospects for market improvement the Company made the decision to cease operations of its GSI subsidiary. GSI produced and sold roof drainage products to contractors and was previously included in the U.S. Residential Building Products segment. Following this decision, the GSI assets were offered for sale. The Company ceased operating at eleven of its twelve GSI locations prior to December 26, 2008. Operations at one GSI location continued through March 2009. In January 2010, certain GSI assets were sold for approximately $2.2 million. There was no gain or loss recognized on this transaction. For the nine months ended October 1, 2010, loss from discontinued operations, net of income taxes, was approximately $116,000. No losses from discontinued operations were incurred during the first nine months of 2011.

7. Commitments and Contingencies

Raw Material Commitments

        The Company's primary raw materials are aluminum and steel coil. Because changes in aluminum and steel prices are generally passed through to customers, increases or decreases in aluminum and steel prices generally cause corresponding increases and decreases in reported net sales, causing fluctuations in reported revenues that are unrelated to the level of business activity. However, if the Company is unable to pass through aluminum and steel price increases to customers in the future, its business and results of operations could be materially adversely affected. Although the Company believes there is sufficient supply in the marketplace to competitively source all of its aluminum and steel needs without reliance on any particular supplier, any major disruption in the supply and/or price of aluminum and steel could have a material adverse effect on the Company's business and financial condition.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

7. Commitments and Contingencies (Continued)

        To ensure a margin on specific customer orders, the Company may commit to purchase aluminum ingot or coil at a fixed market price for future delivery. These contracts are for normal purchases and sales, and therefore are not required to be accounted for as derivatives. For further discussion of the Company's raw material commitments, see Note 14 to the consolidated financial statements of the Company for the year ended December 31, 2010.

Litigation

        The Company is currently party to legal proceedings that have arisen in the ordinary course of business. The Company has and will continue to vigorously defend itself in these matters. It is the opinion of the Company's management, based upon information available at this time, that the expected outcome of all matters to which the Company is currently a party would not reasonably be expected to have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Environmental Matters

        The Company's operations are subject to federal, state, local and European environmental laws and regulations, including those concerning the management of pollution and hazardous substances.

        In connection with the acquisition of the Company from Alumax Inc. (which was acquired by Aluminum Company of America in May 1998, and hereafter referred to as Alumax) on September 25, 1996, the Company was indemnified by Alumax for substantially all of its costs, if any, related to specifically identified environmental matters arising prior to the closing date of the acquisition during the period of time it was owned directly or indirectly by Alumax. Such indemnification includes costs that may ultimately be incurred to contribute to the remediation of eleven specified existing National Priorities List (NPL) sites for which the Company had been named a potentially responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) as of the closing date of the acquisition from Alumax, as well as certain potential costs for nine sites to which the Company may have sent waste for disposal. The Company does not believe that it has any significant probable liability for environmental claims. Further, the Company believes it to be unlikely that the Company would be required to bear environmental costs in excess of its pro rata share of such costs as a potentially responsible party at any site. Any receivable for recoveries under the indemnification would be recorded separately from the corresponding liability when the environmental claim and related recovery is determined to be probable. In addition, the Company establishes reserves for remedial measures required from time to time at its own facilities. Management believes that the reasonably probable outcomes of these matters will not be material. The Company's reserves, expenditures, and expenses for all environmental exposures were not significant as of any of the dates or for any of the periods presented.

Product Warranties

        The Company provides warranties on certain products. The warranty periods differ depending on the product, but generally range from one year to limited lifetime warranties. The Company provides

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

7. Commitments and Contingencies (Continued)

accruals for warranties based on historical experience and expectations of future occurrence. Changes in the product warranty accrual are summarized as follows:

	Nine months ended
	September 30, 2011	October 1, 2010
	(in thousands)
Balance, beginning of period	$5,561	$5,242
Payments made or service provided	(3,248)	(2,377)
Warranty expense	3,152	3,331
Foreign currency translation	(25)	(64)

Balance, end of period	$5,440	$6,132

8. Comprehensive Loss:

        The following table provides a summary of total comprehensive loss for the nine months ended September 30, 2011, and October 1, 2010:

	Nine months ended
	September 30, 2011	October 1, 2010
	(in thousands)
Net loss	$(37,502)	$(26,965)
Other comprehensive earnings (loss):
Foreign currency translation adjustment	2,893	(4,657)
Amortization of losses on derivative instruments, net of taxes	—	2,904
Amortization of prior service cost, net of tax	—	1
Amortization of actuarial net loss, net of tax	32	180

Comprehensive loss	$(34,577)	$(28,537)

9. Income Taxes:

        The income tax provisions for 2011 and 2010 are computed at the effective rate expected to be applicable in each respective full year using the statutory rates on a country by country basis, adjusted for changes in valuation allowances relating to the Company's state net operating loss and capital loss carryforwards in the United States.

        The effective rates for the nine month periods ended September 30, 2011 and October 1, 2010, were 1.0% and 21.9%, respectively.

        The effective rate for the nine months ended September 30, 2011 differed from the U.S. statutory rate primarily due to state income taxes, lower tax rates of our foreign operations as compared to the U.S. federal rates, U.S. tax impact of foreign dividends and non-deductible foreign currency transaction gains and losses, and recognition of a valuation allowance on losses in the United States.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

9. Income Taxes: (Continued)

        The effective rate for the nine months ended October 1, 2010 differed from the U.S. statutory rate primarily due to state income taxes, lower tax rates of our foreign operations as compared to the U.S. federal rates, recognition of a valuation allowance on state losses in the United States, U.S. tax impact of foreign dividends and non-deductible foreign currency transaction gains and losses.

10. Employee Benefit Plans:

        In the second quarter of 2011, the Company announced plans to move its operations in Romeoville, Illinois to its existing facility in Nappanee, Indiana. This move, intended to reduce fixed overhead costs, triggered an early withdrawal from the multiemployer pension plan benefiting hourly employees at the Romeoville facility. Accordingly, the Company recorded a $1.2 million charge in its U.S. Residential Building Products segment for liabilities associated with this withdrawal. The liability represents the present value of estimated future payments for the Company's proportionate share of unfunded vested benefits under the multiemployer plan. The actual liability will not be known until the plan trustee completes a final assessment of the withdrawal liability. Total severance and relocation costs related to the Romeoville closure totaled approximately $0.1 million.

Retirement Plans

        In January 2010, the Company froze future benefit accruals under the U.S. Pension Plan. The impact on the Company's projected benefit obligation was not significant. Components of net periodic pension cost for the Company's defined and multiemployer pension plans were as follows:

	Nine months ended
	September 30, 2011		October 1, 2010
	U.S. Plan	UK Plan	U.S. Plan	UK Plan
	(in thousands)
Components of net periodic pension cost
Service cost	$30	$—	$318	$—
Interest cost	384	1,783	394	1,896
Expected return on assets	(420)	(1,384)	(368)	(1,275)
Amortization of prior service cost	—	—	1	—
Recognized actuarial net loss	32	—	26	228
Multiemployer pension withdrawal penalty	1,200	—	—	—
Curtailment charge	—	—	30	—

Total Company defined benefit plan expense	1,226	399	401	849
Multiemployer benefit expense	925	—	863	—

Net periodic pension cost	$2,151	$399	$1,264	$849

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

11. Segment Information:

        The Company manages its business and serves its customers through five reportable segments differentiated by product type and geography. These reportable segments are as follows:

        U.S. Residential Building Products—The U.S. Residential Building Products segment utilizes aluminum, steel, copper and vinyl to produce residential roof drainage products, including preformed gutters, downspouts, elbows, soffit, drip edge, fascia, flashing, snow guards and related accessories. These products are used primarily for the repair, replacement or enhancement of residential roof drainage systems. The Company sells these products to home improvement retailers, lumber yards, distributors and contractors from nine manufacturing and distribution facilities located in North America.

        U.S. Non-Residential Building Products—The U.S. Non-Residential Building Products segment utilizes light gauge steel and aluminum coil to produce exterior building components, including roofing and siding panels, ridge caps, flashing, trim, soffit and other accessories. The Company sells these products to builders, contractors, lumber yards and home improvement retailers from 11 manufacturing and distribution facilities located in the U.S. These products are predominantly used in the construction of a wide variety of small scale non-residential, agricultural and industrial building types on either wood or metal frames.

        U.S. RV and Specialty Building Products—The U.S. RV and Specialty Building Products segment utilizes various materials, including aluminum coil, steel coil and fiberglass to create exterior components for the towable RV, cargo and manufactured housing markets. These products include sidewall components, siding, doors and trim. The Company also produces specialty made-to-order vinyl replacement windows and aluminum patio and awning components sold primarily to home improvement contractors in the Western U.S. The Company's vinyl windows and patio and awning products are high-end replacement and remodel products that carry strong brand recognition in the regional markets where they are sold. This segment operates from 13 manufacturing and distribution locations in the U.S.

        European Roll Coated Aluminum—The European Roll Coated Aluminum segment uses a roll coating process to apply paint to bare aluminum coil and, to a lesser extent, bare steel coil in order to produce specialty coated coil, which the Company also processes into specialty coated sheets and panels. The Company sells these products to building panel manufacturers, contractors and UK "holiday home," RV and transportation OEMs throughout Europe and in parts of Asia. The Company's customers use its specialty coated metal products to manufacture, among other things, RV sidewalls, commercial roofing panels, interior ceiling panels, and liner panels for shipping containers. The Company produces and distributes these roll coated products from one facility in the Netherlands and one facility in the UK.

        European Engineered Products—The European Engineered Products segment utilizes aluminum and vinyl extrusions to produce residential windows, doors and shower enclosures. These products are sold to home improvement retailers, distributors and factory-built "holiday home" builders in the UK. The Company also produces windows used in the operator compartments of heavy equipment, components sold to suppliers to automotive OEMs in Western Europe and RV doors. The Company produces and distributes these engineered products from two facilities in France and two facilities in the UK and has

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

11. Segment Information: (Continued)

developed extensive in-house manufacturing capabilities, including powder coating, glass cutting, anodizing and glass toughening.

        The Company evaluates the performance of its segments and allocates resources to them based primarily on segment income or (loss) from operations. Expenses, income and assets that are not segment specific relate to holding company and business development activities conducted for the overall benefit of the Company, and accordingly, are not attributable to the Company's segments.

        Effective starting the first quarter of 2011, the Company made certain changes to its methodology for allocating corporate costs incurred for the overall benefit of the Company. Management believes these changes result in a more appropriate measure of earnings (loss) at the segment level. As a result, prior period earnings (loss) from operations have been updated to reflect the change in the Company's allocation methodology.

        The following table presents information about reported segments for the nine months ended September 30, 2011, and October 1, 2010:

	U.S. Residential Building Products	U.S. Non-Residential Building Products	U.S. RV and Specialty Building Products	European Roll Coated Aluminum	European Engineered Products	Other Non- Allocated	Eliminations	Consolidated
	(in thousands)
For the nine months ended September 30, 2011
Net sales:
Third party	$189,182	$152,726	$116,272	$190,399	$65,438	$—	$—	$714,017
Intersegment	833	109	1,917	494	—	—	(3,353)	—

Total net sales	$190,015	$152,835	$118,189	$190,893	$65,438	$—	$(3,353)	$714,017

Earnings (loss) from operations	$14,711	$4,138	$(3,862)	$11,390	$(489)	$(12,731)	$—	$13,157

Depreciation and amortization	$7,891	$2,793	$3,977	$8,165	$2,440	$2,798	$—	$28,064

Capital expenditures	$698	$649	$2,361	$1,389	$1,385	$1,900	$—	$8,382

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

11. Segment Information: (Continued)

        Earnings (loss) from operations for the nine months ended September 30, 2011 included a $1.2 million charge in the U.S. Residential Building Products segment related to the Company's early withdrawal from a multiemployer pension plan.

	U.S. Residential Building Products	U.S. Non-Residential Building Products	U.S. RV and Specialty Building Products	European Roll Coated Aluminum	European Engineered Products	Other Non- Allocated	Eliminations	Consolidated
	(in thousands)
For the nine months ended October 1, 2010
Net sales:
Third party	$193,159	$148,960	$114,437	$154,530	$60,899	$—	$—	$671,985
Intersegment	1,008	106	1,599	733	—	—	(3,446)	—

Total net sales	$194,167	$149,066	$116,036	$155,263	$60,899	$—	$(3,446)	$671,985

Earnings (loss) from operations	$19,690	$(3,065)	$1,882	$13,929	$1,097	$(11,850)	$—	$21,683

Depreciation and amortization	$8,345	$2,945	$3,466	$8,072	$1,933	$2,398	$—	$27,159

Capital expenditures	$$1,313	$934	$677	$1,519	$2,038	$1,641	$—	$8,122

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

11. Segment Information: (Continued)

        It is impractical for the Company to provide revenues from external customers by groups of similar products. Accordingly, the following table reflects revenues from external customers by markets for the periods indicated.

		Nine months ended
Customers/Markets	Primary Products	September 30, 2011	October 1, 2010
		(in thousands)
Original Equipment Manufacturers ("OEMs")	Painted aluminum sheet and coil; fabricated painted aluminum, laminated and fiberglass panels; RV doors, windows and roofing and composite building panels	$187,215	$167,072
Home Improvement Retailers	Rain carrying systems, roofing accessories, steel roofing and siding, windows, doors and shower enclosures	155,842	151,893
Industrial and Architectural Contractors	Standing seam panels; siding and roofing accessories; and composite building panels.	134,821	118,078
Rural Contractors	Steel and aluminum roofing and siding	101,934	97,264
Distributors	Metal coils, rain carrying systems and roofing accessories	75,283	78,484
Manufactured Housing	Steel siding and trim components	29,106	27,781
Home Improvement Contractors	Vinyl replacement windows; metal coils, rain carrying systems; metal roofing and insulated roofing panels; shower, patio and entrance doors; and awnings	29,816	31,413

		$714,017	$671,985

12. Supplemental Guarantor Condensed Financial Information

        On March, 18, 2011, Euramax Holdings, Inc. (presented as Parent in the following schedules), through its 100%-owned subsidiary, Euramax International, Inc. (presented as Issuer in the following schedules) issued the Notes. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by Euramax Holdings, Inc. and all of Euramax International, Inc.'s material domestic subsidiaries (collectively, the "Guarantors"), which are 100% owned by Euramax

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

12. Supplemental Guarantor Condensed Financial Information (Continued)

International, Inc. All other subsidiaries of Euramax International, Inc., whether direct or indirect, do not guarantee the Notes (the "Non-Guarantors").

        Additionally, the Notes are secured on a second priority basis by liens on all of the collateral (subject to certain exceptions) securing Euramax International, Inc.'s senior secured credit facilities. In the event that secured creditors exercise remedies with respect to Euramax International, Inc. and its guarantors' pledged assets, the proceeds of the liquidation of those assets will first be applied to repay obligations secured by the first priority liens under the senior secured credit facilities and any other first priority obligations.

        The following condensed consolidating financial statements present the results of operations, financial position and cash flows of (1) the Parent, (2) the Issuer, (3) the Guarantor Subsidiaries, (4) the Non-Guarantor Subsidiaries, and (5) eliminations to arrive at the information for Euramax Holdings, Inc. on a consolidated basis. Separate financial statements and other disclosures concerning the Guarantors are not presented because management does not believe such information is material to investors. Therefore, each of the Guarantors is combined in the presentation below.

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Supplemental Guarantor Condensed Financial Information (Continued)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
September 30, 2011
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$9,761	$(4,359)	$11,185	$—	$16,587
Accounts receivable, net of allowance for doubtful accounts	—	—	67,172	50,211	—	117,383
Inventories	—	—	74,487	39,791	—	114,278
Income taxes receivable	—	—	620	1,666	—	2,286
Deferred income taxes	—	76	5,205	504	—	5,785
Other current assets	—	34	3,390	1,743	—	5,167

Total current assets	—	9,871	146,515	105,100	—	261,486
Property, plant and equipment, net	—	—	75,118	76,213	—	151,331
Amounts due from affiliates	9,181	412,773	241,590	31,306	(694,850)	—
Goodwill	—	—	81,054	119,070	—	200,124
Customer relationships, net	—	—	45,669	29,054	—	74,723
Other intangible assets, net	—	—	8,317	—	—	8.317
Investment in consolidated subsidiaries	(18,587)	265,452	—	—	(246.865)	—
Deferred income taxes	—	—	—	1,087	—	1,087
Other assets	—	10,053	469	652	—	11,174

Total assets	$(9,406)	$698,149	$598,732	$362,482	$(941,715)	$708,242

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$—	$54,321	$28,953	$—	$83,274
Accrued expenses and other current liabilities	78	90	18,521	23,479	—	42,168
Accrued interest payable	—	19,360	—	—	—	19,360
Deferred income taxes	—	—	—	923	—	923

Total current liabilities	78	19,450	72,842	53,355	—	145,725
Long-term debt, less current maturities	—	522,960	—	—	—	522,960
Amounts due to affiliates	13,382	184,745	248,624	248,099	(694,850)	—
Deferred income taxes	(69)	(22,778)	32,912	14,681	—	24,746
Other liabilities	—	12,359	6,436	18,813	—	37,608

Total liabilities	13,391	716,736	360,814	334,948	(694,850)	731,039

Shareholders' equity (deficit):
Common stock	182	—	1	35,021	(35,022)	182
Additional paid-in capital	717,739	654,833	496,699	222,706	(1,374,238)	717,739
Accumulated loss	(756,872)	(689,574)	(257,421)	(243,889)	1,190,884	(756,872)
Accumulated other comprehensive income (loss)	16,154	16,154	(1,361)	13,696	(28,489)	16,154

Total shareholders' equity (deficit)	(22,797)	(18,587)	237,918	27,534	(246,865)	(22,797)

Total liabilities and shareholders' equity (deficit)	$(9,406)	$698,149	$598,732	$362,482	$(941,715)	$708,242

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Supplemental Guarantor Condensed Financial Information (Continued)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2010
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$—	$15,458	$(7,187)	$16,631	$—	$24,902
Accounts receivable, net of allowance for doubtful accounts	—	—	36,570	47,120	—	83,690
Inventories	—	—	53,156	37,071	—	90,227
Income taxes receivable	—	—	—	—	—	—
Deferred income taxes	—	77	5,205	503	—	5,785
Other current assets	—	—	2,771	989	—	3,760

Total current assets	—	15,535	90,515	102,314	—	208,364
Property, plant and equipment, net	—	—	78,913	78,982	—	157,895
Amounts due from affiliates	(3,728)	268,169	237,525	112,717	(614,683)	—
Goodwill	—	—	81,054	118,945	—	199,999
Customer relationships, net	—	—	53,349	34,142	—	87,491
Other intangible assets, net	—	—	8,879	—	—	8,879
Investment in consolidated subsidiaries	13,595	404,746	—	1,233	(419,574)	—
Deferred income taxes	—	—	—	822	—	822
Other assets	—	1,426	497	1,517	—	3,440

Total assets	$9,867	$689,876	$550,732	$450,672	$(1,034,257)	$666,890

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$—	$29,409	$21,037	$—	$50,446
Accrued expenses and other current liabilities	36	705	16,076	18,949	—	35,766
Accrued interest payable	—	605	—	149	—	754
Deferred income taxes	—	—	—	922	—	922

Total current liabilities	36	1,310	45,485	41,057	—	87,888
Long-term debt, less current maturities	—	399,740	—	103,429	—	503,169
Amounts due to affiliates	—	285,654	224,558	104,471	(614,683)	—
Deferred income taxes	—	(23,589)	33,683	17,816	—	27,910
Other liabilities	—	13,166	5,462	19,464	—	38,092

Total liabilities	36	676,281	309,188	286,237	(614,683)	657,059
Shareholders' equity:
Common stock	182	—	1	35,021	(35,022)	182
Additional paid-in capital	715,790	652,883	508,688	292,251	(1,453,822)	715,790
Accumulated loss	(719,370)	(652,517)	(265,752)	(177,720)	1,095,989	(719,370)
Accumulated other comprehensive income (loss)	13,229	13,229	(1,393)	14,883	(26,719)	13,229

Total shareholders' equity	9,831	13,595	241,544	164,435	(419,574)	9,831

Total liabilities & shareholders' equity	$9,867	$689,876	$550,732	$450,672	$(1,034,257)	$666,890

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Supplemental Guarantor Condensed Financial Information (Continued)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2011
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net Sales	$—	$—	$450,585	$273,353	$(9,921)	$714,017
Costs and Expense:
Cost of Sales (excluding depreciation and amortization),	—	—	379,986	226,423	(9,921)	596,488
Sales and General (excluding depreciation and amortization)	445	6,354	43,124	25,185	—	75,108
Multiemployer pension withdrawal expense	—	—	1,200	—	—	1,200
Depreciation and amortization	—	—	17,109	10,955	—	28,064

Earnings (loss) from Operations	(445)	(6,354)	9,166	10,790	—	13,157
Equity in earnings of subsidiaries	(37,057)	3,223	—	—	33,834	—
Interest expense	—	(39,239)	(105)	(2,778)	—	(42,122)
Intercompany income (loss), net	—	17,301	(7,128)	(10,173)	—	—
Other income (loss), net	—	(12,377)	(202)	3,667	—	(8,912)

Loss before income taxes	(37,502)	(37,446)	1,731	1,506	33,834	(37,877)
(Benefit) Provision for income taxes	—	(389)	195	(181)	—	(375)

Net income (loss)	$(37,502)	$(37,057)	$1,536	$1,687	$33,834	$(37,502)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
For the Nine Months Ended October 1, 2010
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net Sales	$—	$—	$449,552	$233,740	$(11,307)	$671,985
Costs and Expense:
Cost of Sales (excluding depreciation and amortization),	—	—	377,404	185,534	(11,307)	551,631
Sales and General (excluding depreciation and amortization)	379	4,185	44,235	22,713	—	71,512
Multiemployer pension withdrawal expense	—	—	—	—	—	—
Depreciation and amortization	—	—	16,832	10,327	—	27,159

Earnings (loss) from Operations	(379)	(4,185)	11,081	15,166	—	21,683
Equity in earnings of subsidiaries	(26,586)	2,797	—	17	23,772	—
Interest expense	—	(43,793)	(89)	(10,014)	—	(53,896)
Intercompany income (loss), net	—	7,230	(7,313)	83	—	—
Other income (loss), net	—	442	(720)	(1,905)	—	(2,183)

Loss before income taxes	(26,965)	(37,509)	2,959	3,347	23,772	(34,396)
(Benefit) Provision for income taxes	—	(10,923)	970	2,406	—	(7,547)

Loss from continuing operations	(26,965)	(26,586)	1,989	941	23,772	(26,849)
Loss from discontinued operations	—	—	(116)	—	—	(116)

Net income (loss)	$(26,965)	$(26,586)	$1,873	$941	$23,772	$(26,965)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Supplemental Guarantor Condensed Financial Information (Continued)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2011
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(112)	$(33,292)	$13,712	$21,317	$—	$1,625
Cash flows from investing activities:
Proceeds from sale of assets	—	—	79	1	—	80
Capital expenditures	—	—	(5,540)	(2,842)	—	(8,382)
Contributed capital to subsidiaries	—	(88,096)	—	—	88,096	—
Return of capital from subsidiaries	—	151,085	—	—	(151,085)	—

Net cash provided by (used in) investing activities	—	62,989	(5,461)	(2,841)	(62,989)	(8,302)
Cash flows from financing activities:
Net borrowings on ABL Credit Facility	—	25,274	—	—	—	25,274
Net (repayments) borrowings on First Lien Credit Facility	—	(302,394)	—	(109,634)	—	(412,028)
Borrowings under Senior Secured Notes	—	375,000			—	375,000
Borrowings under Senior Unsecured Notes	—	19,812	—	—	—	19,812
Contributed capital to subsidiaries	—	—	—	88,096	(88,096)	—
Return of capital	—	—	—	(151,085)	151,085	—
Deferred Financing Fees	—	(10,623)	—	—	—	(10,623)
Due (to) from affiliates	112	(142,463)	(5,423)	147,774	—	—

Net cash provided by (used in) financing activities	112	(35,394)	(5,423)	(24,849)	62,989	(2,565)

Effect of exchange rate changes on cash	—	—	—	927	—	927
Net increase (decrease) in cash and cash equivalents	—	(5,697)	2,828	(5,446)	—	(8,315)
Cash and cash equivalents at beginning of period	—	15,458	(7,187)	16,631	—	24,902
Cash and cash equivalents at end of period	$—	$9,761	$(4,359)	$11,185	$—	$16,587

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Supplemental Guarantor Condensed Financial Information (Continued)

EURAMAX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Nine Months Ended October 1, 2010
(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(370)	$(19,996)	$(22,146)	$15,749	$—	$(26,763)
Cash flows from investing activities:
Proceeds from sale of assets	—	—	2,230	2	—	2,232
Capital expenditures	—	—	(4,396)	(3,726)	—	(8,122)

Net cash used in investing activities	—	—	(2,166)	(3,724)	—	(5,890)
Cash flows from financing activities:
Changes in cash overdraft	—	(817)	5,354	—	—	4,537
Net borrowings on ABL Credit Facility	—	12,027	—	—	—	12,027
Net (repayments) borrowings on First Lien Credit Facility	—	(29,487)	—	(7,552)	—	(37,039)
Due (to) from affiliates	370	(7,786)	23,182	(15,766)	—	—

Net cash provided by (used in) financing activities	370	(26,062)	28,536	(23,319)	—	(20,475)

Effect of exchange rate changes on cash	—	—	—	(1,624)	—	(1,624)
Net increase (decrease) in cash and cash equivalents	—	(46,058)	4,224	(12,918)	—	(54,752)
Cash and cash equivalents at beginning of period	—	46,058	(3,932)	27,818	—	69,944
Cash and cash equivalents at end of period	$—	$—	$292	$14,900	$—	$15,192

Schedule I—Condensed Financial Information

EURAMAX HOLDINGS, INC. (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEET

(in thousands, except share data)

	December 31, 2010	December 25, 2009
Assets
Investment in and advances to subsidiaries	$9,867	$47,129

Liabilities and shareholders' equity (deficit)
Interest and other payables	$36	$69
Long-term debt	—	—

Total liabilities	36	69
Shareholders' equity:
Class A common stock—$1.0 par value; 600,000 shares authorized, 181,676 issued and outstanding in 2010, 178,263 issued and outstanding in 2009	182	178
Class B convertible common stock—$1.00 par value; 600,000 shares authorized, no shares issued in 2010 and 2009	—	—
Additional paid-in capital	715,790	713,460
Accumulated loss	(719,370)	(680,830)
Accumulated other comprehensive income	13,229	14,252

	9,831	47,060

Total liabilities and shareholders' equity	$9,867	$47,129

See accompanying notes.

Schedule I—Condensed Financial Information

EURAMAX HOLDINGS, INC. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31, 2010	Year Ended December 25, 2009	Year Ended December 26, 2008
Costs and expenses:
General and administrative	$(510)	$(512)	$(1,346)
Interest expense	—	(8,427)	(15,904)

Loss before taxes and equity in net losses of subsidiaries	(510)	(8,939)	(17,250)
Provision for income taxes	—	—	11,810

Net loss before equity in net losses of subsidiaries	(510)	(8,939)	(29,060)
Equity in losses of subsidiaries, net of tax	(38,030)	(76,689)	(471,547)

Net loss	$(38,540)	$(85,628)	$(500,607)

See accompanying notes.

Schedule I—Condensed Financial Information

EURAMAX HOLDINGS, INC. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Loss	Accumulated Other Comprehensive Income	Totals
Balance at December 28, 2007	$161	$323,005	$(94,595)	$45,200	$273,771
Comprehensive loss:
Net loss	—	—	(500,607)	—	(500,607)
Foreign currency translation adjustment	—	—	—	(21,325)	(21,325)
Pension liability adjustments, net of taxes	—	—	—	(10,564)	(10,564)
Loss on derivative instruments, net of taxes	—	—	—	(1,482)	(1,482)

Comprehensive loss					(533,978)
Share-based compensation	—	925	—	—	925

Balance at December 26, 2008	161	323,930	(595,202)	11,829	(259,282)
Comprehensive loss:
Net loss	—	—	(85,628)	—	(85,628)
Foreign currency translation adjustment	—	—	—	2,084	2,084
Pension liability adjustments, net of taxes	—	—	—	(2,692)	(2,692)
Amortization of losses on derivative instruments, net of taxes	—	—	—	3,031	3,031

Comprehensive loss					(83,205)
Restructuring of long-term debt	—	386,662	—	—	386,662
Cancellation of issued shares related to the Restructuring	(161)	161	—	—	—
Issuance of shares related to the Restructuring	178	(178)	—	—	—
Share-based compensation	—	2,885	—	—	2,885

Balance at December 25, 2009	178	713,460	(680,830)	14,252	47,060
Comprehensive loss:
Net loss	—	—	(38,540)	—	(38,540)
Foreign currency translation adjustment	—	—	—	(7,256)	(7,256)
Pension liability adjustments, net of taxes	—	—	—	3,329	3,329
Amortization of losses on derivative instruments, net of taxes	—	—	—	2,904	2,904

Comprehensive loss					(39,563)
Issuance of shares pursuant to share-based payment plans	4	(4)	—	—	—
Share-based compensation	—	2,334	—	—	2,334

Balance at December 31, 2010	$182	$715,790	$(719,370)	$13,229	$9,831

See accompanying notes.

Schedule I—Condensed Financial Information

EURAMAX HOLDINGS, INC. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2010	Year Ended December 25, 2009	Year Ended December 26, 2008
Net cash provided by operating activities	$—	$—	$—

Net cash provided by financing activities	$—	$—	$—

Net cash provided by investing activities	$—	$—	$—

Supplemental cash flow information
Income taxes paid, net	$—	$—	$—

Interest paid, net	$—	$—	$—

Significant noncash financing activities
Settlement of subsidiary Second Lien Credit Facility in exchange for common stock	$—	$202,912	$—

Cancellation of Equity Sponsor PIK Notes	$—	$196,783	$—

See accompanying notes.

Schedule I—Condensed Financial Information

EURAMAX HOLDINGS, INC. (PARENT COMPANY ONLY)

NOTES TO CONDENSED FINANCIAL INFORMATION

(in thousands, except share data)

1. Basis of Presentation

        The accompanying condensed financial statements include the accounts of Euramax Holdings, Inc. (the "Parent Company") and, on an equity basis, its subsidiaries and affiliates. Parent Company expenses, other than interest expense on long-term debt, are primarily related to intercompany transactions with subsidiaries and affiliates. These financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes thereto of Euramax Holdings, Inc. and Subsidiaries (the "Company").

        Equity in losses of subsidiaries includes losses relating to discontinued operations, net of tax, of $0.2 million and $1.3 million for the years ended December 31, 2010 and December 25, 2009, respectively.

2. Debt Restructuring

        On June 29, 2009, the Company, its lenders, the Equity Sponsors and certain management shareholders agreed to a restructuring of indebtedness owed by the Company to lenders under the First and Second Lien Credit Agreements, the Equity Sponsor PIK Notes, and of amounts owed to counterparties to the Interest Rate Swaps (the Restructuring). Under the terms of the Restructuring, 100% of the Equity Sponsor PIK Notes held by the Parent Company consisting of principal and accrued interest of $195.4 million and $1.4 million, respectively, were cancelled and the Equity Sponsors and management shareholders conveyed ownership of their shares of the Parent Company to the Company's lenders under the second lien credit facility in exchange for the cancellation of debt and accrued interest totaling $202.9 million. See Note 7 of the Notes to Consolidated Financial Statements for additional information concerning the Restructuring.

Equity Sponsor PIK Notes

        Prior to the Restructuring, notes issued to the Equity Sponsors (the Equity Sponsor PIK Notes) totaled $195.4 million, consisting of $172 million of original principal and $23.4 million in payment-in-kind interest. Euramax Holdings, Inc. was the borrower under the Equity Sponsor PIK Notes. Borrowings under the Equity Sponsor PIK Notes bore interest at 12.5% through December 21, 2007 and at 9.0% from that point forward until their cancellation. Interest on the equity sponsored notes was paid-in-kind.

        Until                        , 2012, all dealers that effect transactions in the exchange notes may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Euramax International, Inc.

        Section 102(b)(7) of the Delaware General Corporate Law, which we refer to as the "DGCL," permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its shareholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, for conduct that falls under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit.

        In addition, pursuant to Section 145 of the DGCL, Euramax generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities that they incur in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of Euramax, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The statute expressly provides that the power to indemnify or advance expenses authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. Delaware registrants also have the power to purchase and maintain insurance for such directors and officers.

        Euramax's certificate of incorporation provides indemnification for monetary damages of any director for a breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Euramax's bylaws provide for the indemnification of directors and officers to the fullest extent permitted by the DGCL.

Delaware Corporate Guarantors—Amerimax Building Products, Inc.; Amerimax Fabricated Products, Inc.; Amerimax Finance Company, Inc.; Amerimax Home Products, Inc.; Amerimax UK, Inc.; AMP Commercial, Inc.; Euramax Holdings, Inc.; Fabral Holdings, Inc.; Fabral, Inc.

        For a description of Delaware law see above under the heading "Euramax International, Inc." The bylaws of each of Amerimax Building Products, Inc., Amerimax Fabricated Products, Inc., Amerimax Finance Company, Inc., Amerimax Home Products, Inc., Amerimax UK, Inc.; AMP Commercial, Inc.; Euramax Holdings, Inc., Fabral Holdings, Inc., and Fabral, Inc. provide generally for indemnification to the fullest extent not prohibited by Delaware law for directors and officers of each respective corporation.

Indiana Corporate Guarantor—Amerimax Richmond Company

        The bylaws of Amerimax Richmond Company provide generally for indemnification to the fullest extent not prohibited by Indiana law for directors and officers.

Pennsylvania Corporate Guarantors—Berger Building Products, Inc.; Berger Holdings, Ltd.

        The bylaws of each of Berger Building Products, Inc. and Berger Holdings, Ltd. provide generally for indemnification to the fullest extent not prohibited by Pennsylvania law for directors and officers of each respective corporation.

Item 21.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

        See the Exhibit Index immediately following the signature pages included in this Registration Statement.

  (b)
  Financial Statement Schedules

        See Schedule I—"Condensed Financial Information Euramax Holdings, Inc. (Parent Company Only)" starting at page F-76. All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions, are inapplicable, or the information is included in the consolidated financial statements, and have therefore been omitted.

Item 22.    Undertakings.

        (a)   Each of the undersigned registrants hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission, or the SEC, pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (b)   Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), (ii) or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (c)   Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (d)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Norcross, State of Georgia, on the 22nd day of December 2011.

EURAMAX INTERNATIONAL, INC.
By:	*
Mitchell B. Lewis Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Mitchell B. Lewis	Chief Executive Officer, President and Director (Principal Executive Officer)	December 22, 2011
/s/ R. SCOTT VANSANT R. Scott Vansant	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	December 22, 2011

*By:	/s/ R. SCOTT VANSANT Attorney-in-Fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Norcross, State of Georgia, on the 22nd day of December 2011.

EURAMAX HOLDINGS, INC.
By:	*
Mitchell B. Lewis Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Mitchell B. Lewis	Chief Executive Officer, President and Director (Principal Executive Officer)	December 22, 2011
/s/ R. SCOTT VANSANT R. Scott Vansant	Chief Financial Officer (Principal Financial and Accounting Officer)	December 22, 2011
* Michael D. Lundin	Chairman of the Board of Directors	December 22, 2011
* James G. Bradley	Director	December 22, 2011
* Marjorie L. Bowen	Director	December 22, 2011
* Jeffrey A. Brodsky	Director	December 22, 2011

Signature	Title	Date

* G. Fulton Collins	Director	December 22, 2011
* Alvo M. Oddis	Director	December 22, 2011

*By:	/s/ R. SCOTT VANSANT Attorney-in-Fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrants have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized in the City of Norcross, State of Georgia, on the 22nd day of December 2011.

AMERIMAX BUILDING PRODUCTS, INC.
AMERIMAX FABRICATED PRODUCTS, INC.
AMERIMAX HOME PRODUCTS, INC.
AMERIMAX RICHMOND COMPANY
AMP COMMERCIAL, INC.
BERGER BUILDING PRODUCTS, INC.
BERGER HOLDINGS, LTD.
FABRAL HOLDINGS, INC.
FABRAL, INC.
By:	*
Mitchell B. Lewis Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Mitchell B. Lewis	Chief Executive Officer and Director (Principal Executive Officer)	December 22, 2011
/s/ R. SCOTT VANSANT R. Scott Vansant	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	December 22, 2011

*By:	/s/ R. SCOTT VANSANT Attorney-in-Fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Norcross, State of Georgia, on the 22nd day of December 2011.

AMERIMAX UK, INC.
By:	* Nigel Smailes President

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Nigel Smailes		President and Director (Principal Executive Officer)	December 22, 2011
/s/ R. SCOTT VANSANT R. Scott Vansant		Chief Financial Officer (Principal Financial and Accounting Officer)	December 22, 2011
* Graham Abbott		Director	December 22, 2011
*By:	/s/ R. SCOTT VANSANT Attorney-in-Fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Norcross, State of Georgia, on the 22nd day of December 2011.

AMERIMAX FINANCE COMPANY, INC.
By:	*
Mitchell B. Lewis Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Mitchell B. Lewis		Chief Executive Officer and President (Principal Executive Officer)	December 22, 2011
/s/ R. SCOTT VANSANT R. Scott Vansant		Chief Financial Officer and Director (Principal Financial and Accounting Officer)	December 22, 2011
* Mary Barnhill		Director	December 22, 2011
* Joan L. Yori		Director	December 22, 2011
*By:	/s/ R. SCOTT VANSANT Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
2.1	**	Purchase Agreement, dated as of June 24, 1996, between Euramax International, Ltd. and Alumax Inc.*
2.2	**	First Amendment to Purchase Agreement, dated as of September 25, 1996, between Euramax International, Ltd. and Alumax Inc.*
3.1	**	Certificate of Incorporation of Euramax International, Inc.
3.2	***	Bylaws of Euramax International, Inc.
3.3	**	Certificate of Incorporation of Euramax Holdings, Inc.
3.4	***	Bylaws of Euramax Holdings, Inc.
3.5	**	Certificate of Incorporation of Amerimax Building Products, Inc.
3.6	**	Bylaws of Amerimax Building Products, Inc.
3.7	**	Certificate of Incorporation of Amerimax Fabricated Products, Inc.
3.8	**	Bylaws of Amerimax Fabricated Products, Inc.
3.9	**	Certificate of Incorporation of Amerimax Finance Company, Inc.
3.10	**	Bylaws of Amerimax Finance Company, Inc.
3.11	**	Certificate of Incorporation of Amerimax Home Products, Inc.
3.12	**	Bylaws of Amerimax Home Products, Inc.
3.13	**	Certificate of Incorporation of Amerimax Richmond Company
3.14	***	Bylaws of Amerimax Richmond Company
3.15	**	Certificate of Incorporation of Amerimax UK, Inc.
3.16	***	Bylaws of Amerimax UK, Inc.
3.17	**	Certificate of Incorporation of AMP Commercial, Inc.
3.18	***	Bylaws of AMP Commercial, Inc.
3.19	**	Certificate of Incorporation of Berger Building Products, Inc.
3.20	***	Bylaws of Berger Building Products, Inc.
3.21	**	Certificate of Incorporation of Berger Holdings, Ltd.
3.22	**	Bylaws of Berger Holdings, Ltd.
3.23	**	Certificate of Incorporation of Fabral Holdings, Inc.
3.24	**	Bylaws of Fabral Holdings, Inc.
3.25	**	Certificate of Incorporation of Fabral, Inc.
3.26	**	Bylaws of Fabral, Inc.
4.1	**	Indenture, dated as of March 18, 2011, by and among Euramax International, Inc., the Guarantors, and Wells Fargo Bank, National Association, as Trustee.
4.2	**	Form of 9 1/2% Senior Secured Notes due 2016.
4.3	**	Form of Regulation S Temporary Global Note for the 9 1/2% Senior Secured Notes due 2016.
4.4	**	Registration Rights Agreement, dated as of March 18, 2011, by and among Euramax International, Inc., the Guarantors, Deutsche Bank Securities, Inc., Gleacher & Company Securities, Inc., Wells Fargo Securities, LLC and Morgan Keegan & Company, Inc.

Exhibit Number		Description
4.5	**	Registration Rights Agreement, dated as of June 29, 2009, among Euramax Holdings, Inc. and the Stockholders named therein.
4.6	**	Amendment No. 1 to the Registration Rights Agreement, dated as of July 21, 2010, among Euramax Holdings, Inc. and the Stockholders named therein.
4.7		First Supplemental Indenture, dated as of December 21, 2011, by and among Euramax International Inc., the Guarantors, and Wells Fargo Bank, National Association, as Trustee.
5.1		Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP
5.2	**	Opinion of Baker & Daniels LLP
5.3	***	Opinion of Dilworth Paxson LLP
10.1	***	Amended and Restated Senior Secured Revolving Credit and Guaranty Agreement, dated March 18, 2011, by and among Euramax International, Inc., Euramax Holdings, Inc., certain domestic subsidiaries of Euramax International, Inc., various lenders, Regions Bank, as Collateral and Administrative Agent, Wells Fargo Capital Finance, LLC, as Co-Collateral Agent, and Regions Business Capital, as Sole Lead Arranger and Bookrunner.
10.2	***	First Amendment to the Amended and Restated Senior Secured Revolving Credit and Guaranty Agreement, dated April 5, 2011, by and among Euramax International, Inc., Euramax Holdings, Inc., certain domestic subsidiaries of Euramax International, Inc., various lenders, Regions Bank, as Collateral and Administrative Agent, Wells Fargo Capital Finance, LLC, as Co-Collateral Agent, and Regions Business Capital, as Sole Lead Arranger and Bookrunner.
10.3	**	Pledge and Security Agreement, dated March 18, 2011, by and among Euramax International, Inc., the Guarantors and Wells Fargo Bank, National Association, as collateral trustee.
10.4	***	Credit and Guaranty Agreement, dated as of March 3, 2011, by and among Euramax International, Inc., as borrower, Euramax Holdings, Inc. and certain subsidiaries of Euramax International, Inc. named therein, as guarantors, and investment funds affiliated with Highland Capital Management, L.P. and Levine Leichtman Capital Partners, as lenders.
10.5	**	First Amendment to Credit and Guaranty Agreement, dated as of April 13, 2011, by and among Euramax International, Inc., as borrower, Euramax Holdings, Inc. and certain subsidiaries of Euramax International, Inc. named therein as guarantors, the lenders party thereto from time to time and Nexbank SSB, as administrative agent.
10.6	**	Amended and Restated Pledge and Security Agreement, dated March 18, 2011, by and among Euramax International, Inc., the other grantors party thereto and Regions Bank as Agent.
10.7	**	General Intercreditor Agreement, dated March 18, 2011, by and among Regions Bank, as ABL Collateral Agent, the Collateral Trustee, Euramax International, Inc. and the Guarantors and the other parties from time to time a party thereto.
10.8	*****	Stockholders Agreement, dated June 29, 2009, by and among Euramax Holdings, Inc. and holders of its common stock (certain portions of this exhibit have been omitted pursuant to a request for confidential treatment).
10.9	†**	Euramax Holdings, Inc. 2009 Executive Incentive Plan, effective as of September 24, 2009.
10.10	†**	Amended and Restated Executive Employment Agreement, dated as of June 1, 2011, by and between Euramax Holdings, Inc. and Mitchell Lewis.
10.11	†**	Amended and Restated Executive Employment Agreement, dated as of June 12, 2009, by and between Euramax Holdings, Inc. and Scott Vansant.

Exhibit Number		Description
10.12	†**	Form of Restricted Stock Agreement for directors and executive officers under the Euramax Holdings, Inc. 2009 Executive Incentive Plan.
10.13	†**	2011 Phantom Stock Plan of Euramax Holdings, Inc., dated April 15, 2011
10.14	†**	Euramax International, Inc. Euramax Incentive Compensation Plan, dated February 4, 2010, as amended on January 14, 2011.
10.15	†**	Euramax International, Inc. Amended and Restated Supplemental Executive Retirement Plan, as amended, effective as of January 1, 2009.
12.1	****	Statement Regarding Computation of Ratios
21.1	**	List of Subsidiaries of Euramax Holdings, Inc
23.1		Consent of Ernst & Young LLP
23.2		Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in the opinion filed as Exhibit 5.1)
23.3	**	Consent of Baker & Daniels LLP (included in the opinion filed as Exhibit 5.2)
23.4	***	Consent of Dilworth Paxson LLP (included in the opinion filed as Exhibit 5.3)
24.1	**	Powers of Attorney
25.1	**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 with respect to the Indenture governing the 9 1/2% Senior Secured Notes due 2016
99.1	**	Form of Letter of Transmittal, with respect to outstanding notes and exchange notes
99.2	**	Form of Notice of Guaranteed Delivery, with respect to outstanding notes and exchange notes
99.3	**	Form of Instruction to Registered Holder from Beneficial Owners
99.4	**	Form of Letter to Clients
99.5	**	Form of Letter to Registered Holders

†
Management contract or compensatory plan or arrangement

*
Schedules and similar attachments to the Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

**
Previously filed with the Registration Statement on Form S-4 of Euramax International, Inc. (File No. 333-176561), filed with the SEC on August 30, 2011.

***
Previously filed with Amendment No. 1 to the Registration Statement on Form S-4 of Euramax International, Inc. (File No. 333-176561), filed with the SEC on October 21, 2011.

****
Previously filed with Amendment No. 2 to the Registration Statement on Form S-4 of Euramax International, Inc. (File No. 333-176561), filed with the SEC on November 22, 2011.

*****
Previously filed with Amendment No. 3 to the Registration Statement on Form S-4 of Euramax International, Inc. (File No. 333-176561), filed with the SEC on December 9, 2011.